
07054936

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2007.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant's name into English)

2550 Hong Qiao Road
Hong Qiao International Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit Index at page: 2
Total pages: 247

EXHIBIT INDEX



中國東方航空股份有限公司
China Eastern Airlines Corporation Limited

Stock code 股份代號 : 670

ANNUAL REPORT **2006** 年報

Company Profile
公司簡介

Company's Registered Chinese Name
中國東方航空股份有限公司

Company's English Name
China Eastern Airlines Corporation Limited

Company's Abbreviated English Name
CEA

Company's Legal Address
66 Airport Street,
Pudong International Airport,
Shanghai, China

Postal Code
201202

Company's Office Address
2550 Hongqiao Road, Shanghai, China

Postal Code
200335

Company's Legal Representative
Li Fenghua

Company Secretary
Luo Zhuping

Company's website address
www.ce-air.com

Company's e-mail address
ir@ce-air.com

Telephone
(86-21) 6268 6268

Facsimile
(86-21) 6268 6116

Places of Listing
The Shanghai Stock Exchange
Code: 600115
Abbreviation: Eastern Airlines
(known as S. CEA from 9 October 2006 to 12 January 2007)

The Stock Exchange of Hong Kong Limited
Code: 670

The New York Stock Exchange, Inc.
Code: CEA

公司登記中文名稱
中國東方航空股份有限公司

公司英文名稱
China Eastern Airlines Corporation Limited

公司英文縮寫
CEA

公司法定地址
中國上海市
浦東國際機場
機場大道66號

郵政編碼
201202

公司辦公地址
中國上海市虹橋路2550號

郵政編碼
200335

公司法定代表人
李豐華

公司秘書
羅祝平

公司網址
www.ce-air.com

公司電子信箱
ir@ce-air.com

電　話
(86-21) 6268 6268

傳　真
(86-21) 6268 6116

公司股票上市地
上海證券交易所
股票代碼：600115
股票簡稱：東
(於二零零六年
二零零七年一月

香港聯合交易所有限公司
股票代碼：670

紐約證券交易所
股票代碼：CEA


ARGO 空航運貨國





Contents
目錄



Financial Highlights
財務摘要

(Prepared in accordance with International Financial Reporting Standards)
(按國際財務報告準則編製)

Expressed in RMB millions	以人民幣百萬元計算	2002 二零零二年	2003 二零零三年	2004 二零零四年	2005 二零零五年	**2006** **二零零六年**
Year Ended 31 December	**截至十二月三十一日止年度**					
Revenues	營業額	13,332	14,470	21,386	27,454	**37,489**
Other operating income	其他營業收益	63	50	85	245	**424**
Operating expenses	營業支出	(12,350)	(14,454)	(20,239)	(27,685)	**(40,905)**
Operating profit/(loss)	經營溢利／(虧損)	1,045	67	1,232	14	**(2,991)**
Finance costs, net	利息支出，淨額	(777)	(775)	(641)	(578)	**(757)**
Profit/(loss) before income tax	除稅前利潤／(虧損)	235	(741)	586	(577)	**(3,616)**
Profit/(loss) for the year attributable to equity holders of the Company	本公司權益持有人應佔年度溢利／(虧損)	64	(1,097)	321	(467)	**(3,313)**
Earnings/(loss) per share attributable to equity holders of the Company (RMB)[1]	本公司權益持有人應佔每股盈利／(虧損)(人民幣元)[1]	0.01	(0.23)	0.07	(0.10)	**(0.68)**
At 31 December	**於十二月三十一日**					
Cash and cash equivalents	現金及現金等價物	1,945	1,583	2,114	1,864	**1,987**
Net current liabilities	淨流動負債	(7,504)	(9,982)	(12,491)	(25,572)	**(24,792)**
Non-current assets	非流動資產	28,147	33,039	36,812	52,882	**52,152**
Long term borrowings, including current portion	長期貸款，包括流動部份	(6,495)	(11,223)	(10,736)	(12,659)	**(14,932)**
Obligations under finance leases, including current portion	融資租賃負債，包括流動部份	(8,184)	(7,101)	(8,662)	(10,588)	**(11,853)**
Total share capital and reserves	總股本及儲備	7,319	6,175	6,481	6,096	**2,815**

(1) The calculation of (loss)/earnings per share is based on the consolidated (loss)/profit attributable to shareholders and 4,866,950,000 shares in issue.

(1) 每股(虧損)／溢利是根據當年度的股東應佔綜合(虧損)／溢利除以已發行股數4,866,950,000股計算。

Financial Highlights
財務摘要

(Prepared in accordance with International Financial Reporting Standards)
(按國際財務報告準則編製)



Revenues
營業額
RMB million
人民幣百萬元
13,332
14,470
21,386
27,454
37,489
02
03
04
05
06



(Loss)/earnings per share attributable to equity holders of the Company
本公司權益持有人應佔每股(虧損)/盈利
RMB
人民幣元
0.01
-0.23
0.07
-0.10
-0.68
02
03
04
05
06



(Loss)/profit for the year attributable to equity holders of the Company
本公司權益持有人應佔年度(虧損)/溢利
RMB million
人民幣百萬元
64
-1,097
321
-467
-3,313
02
03
04
05
06

Summary of Accounting and Business Data
會計數據與業務數據摘要

(Prepared in accordance with PRC Accounting Regulations)
(按中華人民共和國會計準則編製)



Summary of Accounting and Business Data
會計數據與業務數據摘要

(Prepared in accordance with PRC Accounting Regulation)

(按中華人民共和國會計準則編製)

LOSSES FOR THE YEAR ENDED 31 DECEMBER 2006

截至二零零六年十二月三十一日止年度虧損

		RMB million 人民幣百萬元
Net loss	淨虧損	(2,880)
Income from Main Operations	主營業務利潤	1,820
Income from Other Operations	其他業務利潤	778
Income from Investments	投資收益	26.7
Net Income outside Business	營業外收支淨額	(711)

MAJOR ACCOUNTING DATA & FINANCIAL INDICATORS

(Expressed in RMB Million)

主要會計數據和財務指標

(人民幣百萬元)

			2006 二零零六年	2005 二零零五年	2004 二零零四年
1.	Revenue from Main Operations	主營業務收入	**36,805.73**	26,392.03	19,893.14
2.	Net (Loss)/Profit	淨(虧損)／利潤	**(2,779.98)**	60.47	536.34
3.	Total Assets	總資產	**60,129.33**	57,558.67	41,395.60
4.	Shareholders Equity	股東權益	**3,035.47**	5,814.57	5,798.17
5.	(Loss)/Earnings per Share (RMB)	每股(虧損)／收益(人民幣元)	**(0.5712)**	0.0124	0.1102

Notes:

1. The major accounting data and financial indicators in 2005 are adjusted pursuant to the same accounting policies in 2006.

2. Calculation of Major Financial Indicators:

   Earning/(Loss) per Share = Net Profit/(Loss) ÷ Total Number of Ordinary Shares at the end of year

   Net Assets per Share = Shareholders' Equity at the end of year ÷ Total number of Ordinary Shares at the end of year

註：

1. 二零零五年度主要會計數據和財務指標已按二零零六年間口徑作出調整。

2. 主要財務指標計算方法如下：

   每股收益／(虧損)＝淨利潤／(虧損)÷ 年度末普通股股份總數

   每股淨資產＝年度末股東權益÷年度末普通股股份總數

Selected Airline Operating Data
主要營運數據摘要

		For the year ended 31 December 2006 截至二零零六年十二月三十一日	For the year ended 31 December 2005 截至二零零五年十二月三十一日	Change 變動幅度
Capacity	**運輸能力**			
ATK (available tonne-kilometers) (millions)	可用噸公里 (ATK)(百萬)	**11,065.57**	8,751.49	**26.44%**
- Domestic routes	一國內航線	**4,901.45**	3,185.42	**53.87%**
- International routes	一國際航線	**5,313.14**	4,775.45	**11.26%**
- Hong Kong routes	一香港地區航線	**850.98**	790.32	**7.68%**
ASK (available seat-kilometers) (millions)	可用座公里 (ASK) (百萬)	**70,468.28**	52,427.85	**34.41%**
- Domestic routes	一國內航線	**42,687.36**	27,467.54	**55.41%**
- International routes	一國際航線	**22,226.69**	19,672.20	**12.99%**
- Hong Kong routes	一香港地區航線	**5,554.22**	5,288.11	**5.03%**
AFTK (available freight tonne-kilometers) (millions)	可用貨郵噸公里 (AFTK)(百萬)	**4,723.43**	4,032.98	**17.12%**
- Domestic routes	一國內航線	**1,059.58**	713.34	**48.54%**
- International routes	一國際航線	**3,312.74**	3,005.25	**10.23%**
- Hong Kong routes	一香港地區航線	**351.10**	314.39	**11.68%**
Hours flown (thousands)	飛行小時(千)	**678.28**	467.75	**45.01%**
Traffic	**運輸量**			
RTK (revenue tonne-kilometers) (millions)	收入噸公里 (RTK) (百萬)	**6,930.97**	5,395.17	**28.47%**
- Domestic routes	一國內航線	**3,369.67**	2,220.93	**51.72%**
- International routes	一國際航線	**3,106.23**	2,746.25	**13.11%**
- Hong Kong routes	一香港地區航線	**455.07**	427.99	**6.33%**
RPK (revenue passenger-kilometers) (millions)	客運人公里 (RPK) (百萬)	**50,271.88**	36,380.58	**38.18%**
- Domestic routes	一國內航線	**31,272.41**	20,277.57	**54.22%**
- International routes	一國際航線	**15,478.45**	12,818.98	**20.75%**
- Hong Kong routes	一香港地區航線	**3,521.02**	3,284.03	**7.22%**
RFTK (revenue freight tonne-kilometers) (millions)	貨郵載運噸公里 (RFTK)(百萬)	**2,444.01**	2,151.52	**13.59%**
- Domestic routes	一國內航線	**574.70**	409.56	**40.32%**
- International routes	一國際航線	**1,728.01**	1,607.16	**7.52%**
- Hong Kong routes	一香港地區航線	**141.30**	134.80	**4.82%**
Number of passengers carried (thousands)	載運旅客人次 (千)	**35,039.74**	24,290.49	**44.25%**
- Domestic routes	一國內航線	**27,744.49**	18,206.93	**52.38%**
- International routes	一國際航線	**4,807.75**	3,762.39	**27.78%**
- Hong Kong routes	一香港地區航線	**2,487.51**	2,321.17	**7.17%**
Weight of cargo and mail carried (millions of kg)	貨郵載運量 (公斤)(百萬)	**893.22**	775.52	**15.18%**
- Domestic routes	一國內航線	**438.55**	315.59	**38.96%**
- International routes	一國際航線	**358.98**	347.81	**3.21%**
- Hong Kong routes	一香港地區航線	**95.70**	92.12	**3.89%**

010

Selected Airline Operating Data
主要營運數據摘要

		For the year ended 31 December 2006 截至二零零六年十二月三十一日	For the year ended 31 December 2005 截至二零零五年十二月三十一日	Change 變動幅度
Load Factor	**載運率**			
Overall load factor (%)	綜合載運率(%)	**62.64**	61.65	**0.99**
- Domestic routes	一國內航線	**68.75**	69.72	**(0.97)**
- International routes	一國際航線	**58.46**	57.51	**0.95**
- Hong Kong routes	一香港地區航線	**53.48**	54.15	**(0.67)**
Passenger load factor (%)	客座率(%)	**71.34**	69.39	**1.95**
- Domestic routes	一國內航線	**73.26**	73.82	**(0.56)**
- International routes	一國際航線	**69.64**	65.16	**4.48**
- Hong Kong routes	一香港地區航線	**63.39**	62.10	**1.29**
Freight load factor (%)	貨郵載運率(%)	**51.74**	53.35	**(1.61)**
- Domestic routes	一國內航線	**54.24**	57.41	**(3.17)**
- International routes	一國際航線	**52.16**	53.48	**(1.32)**
- Hong Kong routes	一香港地區航線	**40.24**	42.88	**(2.64)**
Break-even load factor (%)	盈虧平衡點載運率(%)	**71.15**	65.97	**5.18**
Yield and Cost Statistics	**收益率和成本統計**			
Revenue tonne-kilometers yield (RMB)	收入噸公里收益(人民幣)	**5.20**	4.79	**8.56%**
- Domestic routes	一國內航線	**5.77**	5.31	**8.66%**
- International routes	一國際航線	**4.31**	3.97	**8.56%**
- Hong Kong routes	一香港地區航線	**7.12**	7.32	**(2.73%)**
Passenger-kilometers yield (RMB)	客運人公里收益(人民幣)	**0.61**	0.57	**7.02%**
- Domestic routes	一國內航線	**0.61**	0.56	**8.93%**
- International routes	一國際航線	**0.58**	0.54	**7.41%**
- Hong Kong routes	一香港地區航線	**0.71**	0.76	**(6.58%)**
Freight tonne-kilometers yield (RMB)	貨郵噸公里收益(人民幣)	**2.30**	2.31	**(0.43%)**
- Domestic routes	一國內航線	**0.87**	0.85	**2.35%**
- International routes	一國際航線	**2.54**	2.48	**2.42%**
- Hong Kong routes	一香港地區航線	**5.24**	4.76	**10.08%**
Available tonne-kilometers unit cost (RMB)	可用噸公里單位成本(人民幣)	**3.70**	3.16	**17.09%**



Li Fenghua, Chairman
李豐華，主席

Chairman's Statement
董事長報告書


TOKYO
宿霧太平洋
中國東方
中國北方航空
中國西北航空
China Easte
China Nor
China

Dear shareholders,

I am pleased to present the report on the operating results of China Eastern Airlines Corporation Limited (the "Company") and its subsidiaries (collectively, the "Group") for the year ended 31 December 2006. On behalf of all the staff of the Group, I would like to extend my sincere thanks to the shareholders for their support of the Group.

致各位股東：

本人謹此提呈中國東方航空股份有限公司(「本公司」)及其子公司(「本集團」)截至二零零六年十二月三十一日止年度報告，並代表本集團全體員工向各位股東致意。

In 2006, the world economy grew continuously. However, the prices of international crude oil and aviation fuel experienced lengthy fluctuations at the peak level, which brought about a substantial increase in costs for the international air transportation industry. As a result, the results of the Group have been significantly affected.

二零零六年，全球經濟持續增長。但國際原油及航空燃油價格長時間在高位巨幅震蕩徘徊，導致世界航空運輸行業成本持續大幅上升，本集團業績因此受到較大影響。

The economy of the People's Republic of China (the "PRC", or China) maintained a rapid pace of growth, resulting in a steady growth in the air transportation market in the PRC. However, the transport capacity in the whole industry increased rapidly and the Government implemented an open skies policy of allowing more competitors to enter the market, resulting in a significant increase in the competition in the air transportation market in the PRC.

在中華人民共和國(「中國」)經濟保持高速增長態勢刺激下，中國航空運輸市場需求增長穩定，但整個業界運力快速提升以及政府採取開放的行業準入政策帶來的新競爭者的加入，導致中國航空運輸市場競爭日益激烈。

In 2006, according to statistics on the flight schedule market share, the Group's flights accounted for 38.6% and 31.1% of all flights at Hongqiao Airport and Pudong Airport, respectively. The daily average utilisation rate reached 9.4 hours, which approximates with that in 2005.

二零零六年，以航班班次佔有率統計，本集團分別佔虹橋與浦東機場的38.6%與31.1%，飛機平均日利用率達到9.4小時，與二零零五年持平。

In terms of marketing, the Group in 2006 gradually introduced passenger traffic routes such as "Shanghai - Frankfurt", "Shanghai – New York", "Beijing – Seoul", "Hangzhou – Qingzhou" and "Weihai – Seoul", thus further improving the Group's route network. The transit business is now established and has special passenger transit arrangements such as "內部代碼共享" ("Internal Code-sharing"), "聯程值機、行李直掛" ("Single Check-in for Transit Passengers and Luggage") and "分段值機、行李直掛" ("Double Check-in for Transit Passengers and Single Check-in for Luggage") in place. The business reinforced the communication and cooperation with each joint inspection unit, thus reforming the cross-border lobby in the Pudong Airport so that transit procedures for passengers were simplified and the transit time was shortened. As such, the number of passengers using the transit service exceeded 1,120,000 persons. The "東方萬里

市場營銷方面，二零零六年本集團陸續開闢了「上海－法蘭克福」、「上海－紐約」、「北京－首爾」、「杭州－青州」、「威海－首爾」等客運航線，進一步完善了本集團航線網絡；中轉業務發展初具規模，擁有「內部代碼共享」、「聯程值機、行李直掛」、「分段值機、行李直掛」等轉機模式，同各聯檢單位加強溝通合作，改造了浦東機場過境廳，簡化了旅客中轉流程，縮短了轉機時間，全年中轉服務的旅客已超過112萬人次；

行" ("Eastern Miles") frequent flyers programme was expanded, and the number of members of the frequent flyers programme has now exceeded 5,590,000. The marketing of the electronic ticketing business has made good progress and has been well-received in the market, and "ET.CE-AIR.COM", the electronic ticketing website of the Group, has also become increasingly well-known. As a result, the sales of electronic tickets accounted for over 80% of the Group's total domestic ticket sales.

「東方萬里行」常旅客計劃持續擴大，目前常旅客計劃會員已突破559萬人；電子客票業務推廣良好，市場對其廣為接受，本集團電子客票銷售網站"ET.CE-AIR.COM"知名度也逐漸提高，電子客票銷售額已佔本集團國內機票銷售總量的80%以上。

In terms of service, in 2006, the Group became one of the joint venture partners in the passenger air traffic business of the World Expo 2010 Shanghai. It is believed that the Group can capitalise on this to share the business opportunities brought to the district's air transport market by this World Expo. According to the statistics published by the Civil Aviation Administration of China ("CAAC"), the flight on-time rate of the Group has been leading among industrial players in the PRC, and the Group again won the "customer satisfaction" award for another year from the CAAC in the " 旅客話民航" ("Passengers' Rating of Civil Aviation Award") category.

服務方面，二零零六年，本集團成為二零一零年上海世博會航空客運合作夥伴，相信能以此為契機分享此次世博會為區域航空運輸市場帶來的機會。據中國民航總局統計，全年本集團航班正點率領先國內行業平均水平，蟬聯了中國民航總局「旅客話民航」活動「用戶滿意優質獎」。

OUTLOOK FOR 2007

The Group would like to caution readers of this report that the operations of the Group as an air transport enterprise which performs public service functions, is linked closely to political and economic situations, both internationally and locally. As such, the operation of the Group and of the whole sector is, to a substantial extent, subject to the risks associated with geopolitics and the outbreak of unexpected events. The 2006 annual report of the Group contains (but not limited to) certain forward-looking statements, such as those on the economies of Asia including the PRC, and the aviation market. Such forward-looking statements are subject to many uncertainties and risks.

二零零七年展望

本集團在此提醒各位讀者，作為一家承擔公眾服務職能的航空運輸企業，公司的經營與國際及本地區政治、經濟局勢的發展密切相關，因此地緣政治的風險、突發事件的爆發等不利因素仍會對本集團乃至全行業經營形成重大影響。本集團二零零六年度報告包括(但不限於)一些預期性描述，如對亞洲和中國的經濟和航空市場的某些預期性描述。這些預期性描述受限於很多不確定因素和風險。

The Group expects that the global economy will continue to grow in 2007. The economic growth in the PRC continues, and at the same time the opening up of the sky for aviation in Shanghai, will further help to build Shanghai as an aviation hub. The 2008 Olympic Games and 2010 World Expo are drawing closer and demand in the domestic air transportation market is expected to maintain steady growth. The Group will seize upon the opportunity and make timely adjustments to its capacity, thereby increasing its turnover volume in every aspect, hence its revenue in air-transport. The Group plans to continue to expand its scale in 2007 and to adjust and optimize its route network, thereby increasing its competitiveness and its ability to create more attractive products and services to meet the needs of the market. The Group has continued to build its fleet and has introduced two A319 aircraft, two A320 aircraft, four A321 aircraft, one A330-200 aircraft, five A330-300 aircraft, two B737-700 aircraft, three EMB145 aircraft and one B747F aircraft, which were delivered to the Group and commissioned into service this year. It is believed that the Group will benefit from increasing demand for air transport in the region.

本集團認為，二零零七年世界經濟有望繼續保持增長勢頭。中國經濟仍處在增長期，同時，隨著上海天空深度開放，樞紐港建設深入推進和二零零八年奧運會、二零一零年世博會的日趨臨近，本地區航空運輸市場的需求有望繼續保持穩定增長。本集團將抓住需求不斷增長的契機，調整運力安排，全面提高本集團的運輸周轉量，促進運輸收入的增長。二零零七年本集團計劃繼續擴大規模，調整優化航線網絡，增強競爭力，打造更具吸引力的服務產品以滿足市場需求。本集團將繼續擴大機隊，並引進2架A319型飛機、2架A320型飛機、4架A321型飛機、1架A330-200型飛機、5架A330-300型飛機、2架B737-700型飛機、3架EMB145型飛機、1架B747F型飛機，計劃於本年接收並投入使用，相信將會因本地區運輸市場需求的不斷增長而受益。

In view of the operating environment and the Group's actual position, its overall working objectives in 2007 are: "ensuring safety, ensuring profit, enhancing services and creating harmony". Regarding these objectives, the Group will focus on the following aspects:

針對當前所面臨的市場經營環境及本集團的實際情況，本集團二零零七年總體工作目標是：「確保安全，確保盈利，提升服務，共建和諧」，為此將做好以下幾方面工作：

1. The Group shall strengthen safety supervision and safety education and enhance the standard of safety management, in order to ensure flight safety.

一、 加強安全監督，安全教育，提高安全管理水平，確保飛行安全。

2. The Group shall improve the service-providing concepts, innovate servicing ideas, unify service standards, standardize the procedures of servicing, establish a swift response mechanism, enhance the standard of both ground and air traffic services, and provide diversified and customized air transportation services to passengers.

二、 完善服務意識，創新服務理念，統一服務標準，規範服務流程，建立快速反應機制，提升地面與空中服務水平，為旅客提供多樣化和個性化的航空運輸服務。

3. In terms of marketing, the Group shall change the mode of business expansion which was largely focused on acquiring additional aircraft, updating aircraft models and penetrating the intensely competitive markets by investing heavily in transport capacity. Instead, the Group shall design products in line with the requirements of passengers and enhance the profitability of aviation routes through formulating marketing concepts and innovating marketing strategies. The Group shall continue to build up Shanghai as an aviation hub, optimize the strategic planning of the route network and open up profitable routes on the basis of a prudent analysis based on market research, so as to enlarge market share step by step and to increase total income by enhancing profitability.

三、 市場營銷方面，改變主要依靠增加飛機、更新機型、大量投入運力搶佔熱點市場的規模擴張方式，通過樹立營銷理念，創新營銷手段，設計出符合旅客需求的產品，提高航線收益水平，繼續推進上海樞紐建設，優化航線網絡布局，在認真做好市場調研分析的基礎上，開闢盈利航線，逐步擴大市場份額，在提升收益水平的前提下，提升收入總量。

4. The Group shall continue to manage strictly the overall budget, strengthen cost control, establish a reasonable capital structure in order to lower financing costs, step up efforts on risk management, and avoid financial and operation risks.

四、 繼續嚴格全面預算管理，加強成本控制，構建合理資金結構降低財務成本，加大風險管理力度，規避轉移財務風險和經營風險。

5. The Group shall implement standardized management, strengthen the training of management and front line staff and increase its ability to execute strategy. The Group shall step up efforts on IT investment and integration, so as to enhance information security and the effectiveness of applications.

五、 推行規範化管理，加強管理人員和一線員工培訓，提高執行力。加大IT投資和整合力度提高信息安全性和應用有效性。

6. The Group shall vigorously promote the building of its corporate culture, create a harmonic corporate environment and enhance the corporate brand image.

六、 深入推進企業文化建設，構建和諧企業，提升企業品牌形象。

On behalf of the board of directors (the "Board") of the Company, I would like to express my gratitude to all of the shareholders.

最後，本人謹代表本公司董事會(「董事會」)向諸位股東表示誠摯的謝意。

Li Fenghua
Chairman

Shanghai, China
19 April 2007

李豐華
董事長

中國上海
二零零七年四月十九日



Cao Jianxiong, President
曹建雄，總經理

Review of Operations and Management's Discussion and Analysis
業務回顧及管理層的討論與分析



In 2006, we operated a total of 423 routes, of which 299 were domestic routes, 19 were Hong Kong routes (including 1 cargo route) and 105 were international routes (including 31 international cargo routes). We operated approximately 5,650 scheduled flights per week, serving a total of 136 foreign and domestic cities. In 2006, the Group added 27 aircraft to its fleet, including the finance lease of three A319 aircraft, two A321 aircraft, six B737-700 aircraft, one B747F freighter and four EMB145 aircraft, and the operating lease of one B737-700 aircraft, three A330-200 aircraft and seven A330-300 aircraft. As at 31 December 2006, the Group operated a fleet of 205 aircraft, including 182 passenger jets each with a seating capacity of over 100 seats and 11 jet freighters.

二零零六年，本集團共經營航線423條，其中國內航線299條，香港航線19條(包括1條貨運航線)，國際航線105條(包括31條國際貨運航線)；每周定期航班約5,650班次，服務於國內外共136個城市。二零零六年內，本集團共新增27架飛機，包括融資租賃3架A319型飛機、2架A321型飛機、6架B737-700型飛機、1架B747F型貨機、4架EMB145型飛機，經營租賃1架B737-700型飛機，3架A330-200型飛機、7架A330-300型飛機。截至二零零六年十二月三十一日，本集團共運營205架飛機，包括182架100座以上的噴氣式客機和11架噴氣式貨機。



The following table sets forth details of our operating fleet as of 31 December 2006:

下表列出了截至二零零六年十二月三十一日本集團機隊的詳細資料：

機型	As of 31 December 2006 截至二零零六年十二月三十一日機隊數目 Number of Aircraft Owned and under Finance Leases 購買及融資租賃	Number of Aircraft under Operating Leases 經營性租賃	Total Number of Aircraft 總數	Planned Additions* 預計引進架數* 2007 二零零七年	2008 二零零八年
A340-600	5	–	5	–	–
A340-300	5	–	5	–	–
A330-300	–	7	7	5	3
A330-200	–	3	3	1	1
A300-600	9	–	9	–	–
A310	–	–	–	–	–
A321	6	–	6	4	5
A320	37	26	63	2	8
A319	3	10	13	2	2
MD-90	9	–	9	–	–
MD-82	–	–	–	–	–
B737NG	–	–	–	–	–
B737-800	–	7	7	–	1
B737-700	14	15	29	2	1
B737-300	13	10	23	–	–
B767-300	3	–	3	–	–
B787	–	–	–	–	4
EMB145	7	–	7	3	–
CRJ-200	5	–	5	–	–
A300F	1	1	2	–	–
B747F	1	2	3	1	–
MD-11F	6	–	6	–	–
Total 總數	124	81	205	20	25



REVIEW OF OPERATING RESULTS

The following discussion and analysis should be read together with our audited financial statements and the accompanying notes prepared in accordance with IFRS that are included elsewhere in this Annual Report. The financial data presented in this section are derived from our audited financial statements prepared in accordance with IFRS.

Revenues. Our revenues increased by 36.55% from RMB27,454 million in 2005 to RMB37,489 million in 2006 (net of the applicable PRC business tax). This increase was primarily due to an increase in our capacity resulting from our acquisition of the assets and liabilities relating to the aviation business of CEA Northwest and CEA Yunnan and our acquisition of other aircraft.

Traffic revenues increased by 39.68% from RMB25,820 million in 2005 to RMB36,065 million in 2006. Our average daily aircraft utilization rate was 9.4 hours in 2006, which was the same as in 2005.

Passenger revenues, which accounted for 84.40% of our total traffic revenues in 2006, increased by 45.97% from RMB20,853 million in 2005 to RMB30,440 million in 2006, primarily due to an increase in the number of passengers carried and the passenger yield rate.

業績回顧

閱讀以下討論與分析時請參考本年報中包括的本集團按照國際會計準則編製的、經審核的財務報表及註釋。本章中所有財務數據均摘自本集團按照國際會計準則編製的、經審核的財務報表。

*收入。*本集團的收入增加了36.55%，由二零零五年的人民幣274.54億元增加至二零零六年的人民幣374.89億元。該等收入不含營業税。增加的主要原因是通過收購東航西北及東航雲南航空業務相關資產及負債以及其他新增飛機帶來的運力的增加。

運輸收入增加了39.68%，從二零零五年的人民幣258.20億元增加至二零零六年的人民幣360.65億元。二零零六年的平均飛機日利用率為9.4小時，與二零零五年相同。

二零零六年的客運總收入佔本集團運輸總收入的84.40%，由二零零五年的人民幣208.53億元增加至二零零六年的人民幣304.40億元，增加了45.97%。增加的主要原因是載客數目及客運收益率上升。

Our domestic passenger revenues (excluding Hong Kong passenger revenues), which accounted for 62.24% of our total passenger revenues in 2006, increased by 65.64% from RMB11,439 million in 2005 to RMB18,947 million in 2006. This increase was primarily driven by our domestic passenger transportation business. Compared to 2005, our domestic passenger traffic increased (as measured in revenue passenger-kilometers, or RPKs) by 54.22% in 2006. Our domestic passenger load factor decreased from 73.82% in 2005 to 73.26% in 2006. Our domestic passenger yield increased from RMB0.56 in 2005 to RMB0.61 in 2006 per passenger-kilometer primarily as a result of the rise in average air fares.

本集團的國內客運收入(不含香港客運收入)二零零六年佔客運總收入的62.24%,由二零零五年的人民幣114.39億元增加至二零零六年的人民幣189.47億元,增加了65.64%。收入增加主要由國內客運業務帶動。與二零零五年相比,二零零六年本集團的國內客運量(以客運人公里計算)上升了54.22%。本集團國內航線客座率由二零零五年的73.82%下降至二零零六年的73.26%。本集團客運收益率由二零零五年的人民幣0.56元上升至二零零六年的人民幣0.61元,主要是由於平均票價上升所致。

Hong Kong passenger revenues, which accounted for 8.20% of our total passenger revenues in 2006, increased by 0.12% from RMB2,495 million in 2005 to RMB2,498 million in 2006. Hong Kong passenger traffic (as measured in RPKs) increased by 7.22% in 2006, compared to 2005. We increased the passenger capacity on our Hong Kong routes by 7.68% in 2006. Our Hong Kong passenger load factor increased from 62.10% in 2005 to 63.39% in 2006. Our Hong Kong passenger yield decreased from RMB0.76 in 2005 to RMB0.71 in 2006 per passenger-kilometer, reflecting decreases in air fares. International passenger revenues, which accounted for 29.55% of our total passenger revenues in 2006, increased by 30.00% from RMB6,920 million in 2005 to RMB8,995 million in 2006. This increase was primarily due to an increase in our international passenger traffic resulting from increases in our capacity and in our international passenger load factor. An increase in our international passenger yield also contributed to the increase of our international passenger revenues. Our international passenger traffic (as measured in RPKs) increased by 20.75% in 2006, compared to 2005. Our international passenger capacity increased by 12.99% in 2006, compared to 2005. Our international passenger load factor increased from 65.16% in 2005 to 69.64% in 2006. Our international passenger yield increased from RMB0.54 in 2005 to RMB0.58 in 2006 per passenger-kilometer, reflecting increases in air fares.

香港客運收入二零零六年佔本集團客運總收入的8.20%,由二零零五年的人民幣24.95億元增加至二零零六年的人民幣24.98億元,增加了0.12%。二零零六年香港航線客運量(以客運人公里計算)比二零零五年增加7.22%。二零零六年香港航線的客運能力上升7.68%。香港航線客座率從二零零五年的62.10%上升至二零零六年的63.39%。香港航線客運收益率由二零零五年的人民幣0.76元下降至二零零六年的人民幣0.71元,反映了票價水平下降。國際客運收入二零零六年佔本集團客運總收入的29.55%,由二零零五年的人民幣69.20億元增加至二零零六年的人民幣89.95億元,增加了30.00%。國際客運收入的增加主要是因為客運量隨著客運能力的增加及客座率的提升而上升。國際客運收益率的提高也有助於國際客運總收入的增加。二零零六年的國際客運量(以客運人公里計算)比二零零五年上升了20.75%。本集團的國際航線客運能力比二零零五年上升了12.99%。國際航線客座率由二零零五年的65.16%上升至二零零六年的69.64%。國際客運收益率由二零零五年的人民幣0.54元上升至二零零六年的人民幣0.58元,反映了票價水平上升。

We generate cargo and mail revenues from the transportation of cargo and mail on our designated cargo aircraft as well as from the carriage of cargo and mail on our passenger aircraft. Revenues from cargo and mail operations, which accounted for 15.60% of our total traffic revenues in 2006, increased by 13.26% from RMB4,967 million in 2005 to RMB5,625 million in 2006. Our cargo and mail traffic (as measured in revenue freight tonne-kilometers, or RFTKs) increased by 13.57% from 2,152 million RFTKs in 2005 to 2,444 million RFTKs in 2006. Our cargo and mail capacity (as measured in available freight tonne-kilometers, or AFTKs) increased by 17.11% from 4,033 million AFTKs in 2005 to 4,723 million AFTKs in 2006. Cargo yield decreased from RMB2.31 in 2005 to RMB2.30 in 2006 per cargo tonne-kilometer primarily due to fare decreases resulting from intensified market competition.

本集團的貨郵運收入主要來自利用特定貨機及集團的客機中的貨艙來運載貨物及郵件。貨郵運業務二零零六年佔本集團運輸總收入的15.60%,由二零零五年的人民幣49.67億元增加至二零零六年的人民幣56.25億元,增加了13.25%。在二零零六年,本集團貨郵運量(以貨物噸公里計算)由二零零五年的21.52億噸公里增加至二零零六年的24.44億噸公里,升幅為13.57%。貨郵運力(以可用貨郵噸公里計算)由二零零五年的40.33億噸公里增加至二零零六年的47.23億噸公里,增加了17.11%。貨運收益率由二零零五年的人民幣2.31元下降至二零零六年的人民幣2.30元。下降的主要原因是市場競爭加劇壓低價格。

Our other operating revenues are primarily generated from airport ground services and ticket handling services. Airport ground services include loading and unloading of aircraft, aircraft cleaning and ground transportation of cargo and passenger luggage for aircraft flying to or from Hongqiao Airport and Pudong International Airport. We are currently the principal provider of airport ground services at both Hongqiao Airport and Pudong International Airport. Our other operating revenues decreased by 12.85% from RMB1,634 million in 2005 to RMB1,424 million in 2006. The main reason for the decrease was that in 2005, the Group received rental income of RMB183 million from operating subleases of aircraft, while the Group did not receive rental income in 2006.

本集團的其他業務收入主要來自地面服務和代售機票服務。地面服務包括載卸貨、航機清洗及為航班提供來往於虹橋機場以及浦東國際機場的運送貨物及乘客行李的地面運輸服務。本集團目前是虹橋機場以及浦東國際機場主要的地面服務商。其他業務收入降幅為12.85%,由二零零五年的人民幣16.34億元下降至二零零六年的人民幣14.24億元。下降的主要原因是本集團二零零五年有1.83億的飛機經營性分租收入,但二零零六年沒有此項收入。

Operating Expenses. Our total operating expenses increased by 47.75% from RMB27,685 million in 2005 to RMB40,905 million in 2006 primarily due to our business expansion and a significant increase in aviation fuel expenses resulting from increased fuel prices. Our total operating expenses as a percentage of our revenues increased from 100.84% in 2005 to 109.11% in 2006.

營業支出。本集團的營業支出總額較二零零五年上升47.75%,由人民幣276.85億元增加至二零零六年的人民幣409.05億元。營業支出總額增加的主要原因是本集團經營規模擴大及飛機燃料支出因航油價格上漲而顯著上升。營業支出總額佔收入的比例從二零零五年的100.84%上升至二零零六年的109.11%。

Aviation fuel expenses increased by 53.10% from RMB8,889 million in 2005 to RMB13,609 million in 2006. This increase was primarily a result of rising fuel prices and our business expansion in 2006. In 2006, we consumed a total of 2,346,400 tonnes of aviation fuel, representing an increase of 23.91% compared to 2005. Compared to 2005, the weighted average fuel prices paid by the Group in 2006 rose to RMB5,780 per tonne and increased by approximately 33.56%. Aviation fuel expense accounted for 33.27% of our total operating expenses in 2006, as compared to 32.11% in 2005.

飛機燃料支出升幅為53.10%，由二零零五年的人民幣88.89億元增加至二零零六年的人民幣136.09億元。增加的主要原因是二零零六年航油價格上漲，同時本集團營運規模擴大。二零零六年，本集團共計消耗航油量234.64萬噸，比二零零五年增加了23.91%。本集團支付的加權平均航油價格上升至每噸人民幣5,780元，升幅約為33.56%。二零零六年，飛機燃料支出佔營業支出總額的33.27%，而二零零五年為32.11%。

Aircraft depreciation and operating lease expenses increased by 32.71% from RMB5,255 million in 2005 to RMB6,974 million in 2006. The increase was mainly due to the introduction of additional aircraft which were primarily financed by way of finance or operating leases, resulting in a larger increase in depreciation and operating lease expenses. The number of the aircraft operated by us increased from 180 as of 31 December 2005 to 205 as of 31 December 2006. Other depreciation, amortization and operating lease expenses increased by 17.42% from RMB666 million in 2005 to RMB782 million in 2006 primarily due to the addition of operating premises and ancillary facilities resulting from the expansion of our operations and an increase in the number of our branches.

飛機折舊及經營性租賃支出升幅為32.71%，由二零零五年的人民幣52.55億元上升至二零零六年的人民幣69.74億元。增加的主要原因是由於新增飛機較多且多採用融資租賃或經營租賃方式引進，造成該項費用增長較快。本集團運營的飛機數目由二零零五年十二月三十一日的180架上升到二零零六年十二月三十一日的205架。其他固定資產折舊、攤銷及經營性租賃支出由二零零五年的人民幣6.66億元上升至二零零六年的人民幣7.82億元，升幅為17.42%，主要原因是本集團擴展業務及分公司數目上升，導致營運地點及配套設施增加。

Wages, salaries and benefits increased by 47.35% from RMB2,359 million in 2005 to RMB3,476 million in 2006, primarily due to a significant increase in the number of our employees following the expansion of our core business operations. The total number of our employees increased by 31.03% from 29,301 as of 31 December 31 2005 to 38,392 as of 31 December 2006.

工資、薪金及福利支出從二零零五年的人民幣23.59億元增加至二零零六年的人民幣34.76億元，增加了47.35%。增加的主要原因是本集團員工人數隨本集團擴大核心業務而顯著增加。本集團員工人數由二零零五年十二月三十一日的29,301人增加到二零零六年十二月三十一日的38,392人，增幅為31.03%。

Take-off and landing charges, which accounted for 12.20% of our total operating expenses in 2006, increased by 34.15% from RMB3,719 million in 2005 to RMB4,989 million in 2006 primarily due to the expansion of our business and the increase in the number of our flights, while partially offset by a decrease in the average take-off and landing charges resulting from an increase in the number of domestic flights. The number of our flights increased from approximately 211 thousand in 2005 to approximately 340 thousand in 2006.

飛機起降費升幅為34.15%，由二零零五年的人民幣37.19億元上升至二零零六年的人民幣49.89億元，佔本集團營業支出總額的12.20%。上升的主要原因是本集團擴展業務及航班飛行架次增加，但為國內航班增加導致的平均飛機起降費的下降部分抵銷。本集團的航班由二零零五年的約21.1萬架次上升到二零零六年的約34萬架次。

Aircraft maintenance expenses increased by 91.26% from RMB1,384 million in 2005 to RMB2,647 million in 2006. The main reason for the increase was that more aircraft were delivered for repair as a result of the continuous expansion in the Group's fleet size.

飛機維修費用升幅為91.26%，由二零零五年的人民幣13.84億元上升至二零零六年的人民幣26.47億元。上升的主要原因是由於本集團機隊規模持續擴大，本期送修飛機增加。

Commission expenses increased by 35.77% from RMB970 million in 2005 to RMB1,317 million in 2006 primarily due to the increase in the number of tickets sold by agents as a result of the Group's market expansion.

佣金支出增加了35.77%，由二零零五年的人民幣9.70億元增加至二零零六年的人民幣13.17億元。增加的主要原因是本集團拓展市場而導致代理出售的機票數目增加。

Food and beverage expenses increased by 21.60% from RMB977 million in 2005 to RMB1,188 million in 2006. This increase was primarily due to a 44.26% increase in the number of passengers carried from approximately 24.29 million in 2005 to approximately 35.04 million in 2006.

航空餐食供應支出上升了21.60%，由二零零五年的人民幣9.77億元上升至二零零六年的人民幣11.88億元。上升的主要原因是載客量的增加，由二零零五年的約2,429萬人次上升到二零零六年的約3,504萬人次，升幅為44.26%。

Office, administration and other expenses increased by 41.12% from RMB2,444 million in 2005 to RMB3,449 million in 2006 primarily due to the Group's business expansion, resulting in increases in flight training expenses and branch office expenses.

辦公、管理及其他費用支出上升了41.12%，由二零零五年的人民幣24.44億元上升至二零零六年的人民幣34.49億元。上升的主要原因是本集團擴展業務，導致飛行訓練費用及分公司辦公費用上升。

SITA ticket reservation system charges increased by 43.15% from RMB292 million in 2005 to RMB418 million in 2006 primarily due to an increase in the price of overseas distribution systems and an increase in the number of passengers the Group carried.

電腦訂座費支出上升了43.15%，由二零零五年的人民幣2.92億元上升到二零零六年的人民幣4.18億元，主要是因為海外分銷系統價格上升及本集團的載客數目增加所致。

Insurance costs increased by 8.05% from RMB149 million in 2005 to RMB161 million in 2006.

保險成本增加了8.05%，由二零零五年的人民幣1.49億元增加至二零零六年的人民幣1.61億元。

Ground services and other charges increased by 39.66% from RMB116 million in 2005 to RMB162 million in 2006 primarily due to an increase in our flights.

地面服務及其他支出上升了39.66%，由二零零五年的人民幣1.16億元增加到二零零六年的人民幣1.62億元，是由於本集團的航班增加。

Civil aviation infrastructure levies increased by 49.36% from RMB466 million in 2005 to RMB696 million in 2006.

民航基礎設施建設基金增加了49.36%，由二零零五年的人民幣4.66億元增加到二零零六年的人民幣6.96億元。

Valuation deficit represents the deficit of RMB1,035 million arising on the revaluation relating to certain aircraft and related equipment. No such valuation deficit arose in 2005.

評估減值損失為評估某些飛機及相關設備所引起的損失，共人民幣10.35億元。二零零五年並無評估減值損失。

Other Operating Income. The Group's other operating income was primarily generated from government subsidies and fair value gains on financial instruments held by us. The net amount of our other operating income increased from RMB245 million in 2005 to RMB424 million in 2006 primarily due to an increase in government subsidies from RMB193 million in 2005 to RMB462 million in 2006. See Note 6 to our audited consolidated financial statements.

其他營業收益。本集團的其他營業收益主要為政府補貼及本集團所持有的金融衍生工具的公允價值溢利。其他營業收益淨額由二零零五年的人民幣2.45億元增加至二零零六年的人民幣4.24億元。增加的主要原因是政府補貼收入由二零零五年的人民幣1.93億元增加到二零零六年的人民幣4.62億元。請參閱本集團經審計的合併財務報表註釋6。

Finance Costs. The Group's finance costs increased by 24.19% from RMB707 million in 2005 to RMB878 million in 2006 primarily due to increased finance lease obligations from RMB325 million in 2005 to RMB544 million in 2006, representing an increase of 67.38%, and interest expenses of RMB1,646 million on loans from banks and other financial institutions, representing an increase of 52.83% from RMB1,077 million in 2005. However, the above amounts were partly offset by the recognition of a net carrying exchange gain of RMB888 million arising on the retranslation of US dollar liabilities.

利息支出。本集團二零零六年度利息支出為人民幣8.78億元,較二零零五年的人民幣7.07億元增加24.19%,主要是由於融資租賃負債利息為人民幣5.44億元(較二零零五年的人民幣3.25億元增加67.38%)以及銀行和其他財務機構的貸款的利息費用人民幣16.46億元(較二零零五年的人民幣10.77億元增加52.83%)。然而,上述金額被重新換算的美元負債所產生的人民幣8.88億元匯兌帳面收益而部份抵銷。

Net Loss. As a result of the foregoing operating results, the net loss attributable to shareholders was RMB3,313 million in 2006, as compared to a net loss of RMB467 million in 2005.

淨虧損。綜合上述經營業績後,本集團二零零六年度股東應佔淨虧損額為人民幣33.13億元,而二零零五年的股東應佔淨虧損額為人民幣4.67億元。

Property, Plant and Equipment. The Group had approximately RMB40,050 million of fixed assets as of 31 December 2006, including aircraft, engines and flight equipment with a value of approximately RMB35,793 million. Property, plant and equipment are initially recognized at cost and are subsequently stated at revalued amount, being their fair value at the date of revaluation less any subsequent accumulated depreciation.

物業、機器及設備。二零零六年十二月三十一日,本集團物業、機器及設備賬面值約為人民幣400.50億元,其中飛機、發動機及飛行設備約佔人民幣357.93億元。物業、機器及設備最初以成本值列賬,隨後根據重估值以其重估日的公允價值扣除累計折舊列賬。

Valuation of property, plant and equipment is affected by market conditions and global economic factors that are not within our control.

物業、機器及設備的評估值受市場及全球經濟情況等不受本集團控制因素的影響。

The determination of fair value requires significant judgment, including judgment on valuations by our management and/or by independent professional appraisers. Our Directors have reviewed the carrying value of our property, plant and equipment as of 31 December 2006 based on the valuations conducted by independent valuation. A valuation deficit of RMB1,035 million for certain aircraft and related equipment was resulted from the revaluations. Except for the asset with the valuation deficit, the revalued amounts of the other assets are not materially different for the carrying amounts.

在釐訂公允價值時,有很多地方需要做出重大判斷,包括管理層及／或獨立專業評估師的判斷。本集團董事會已經根據獨立評估報告審核了本集團於二零零六年十二月三十一日物業、機器及設備的賬面值。根據評估,某些飛機及相關設備產生了人民幣10.35億元評估減值損失。除卻該些出現評估減值的資產外,其它資產的公允值與賬面值並沒有出現重大差異。

LIQUIDITY AND CAPITAL RESOURCES

We typically finance our working capital requirements through a combination of funds generated from operations and both short and longer term bank loans. As a result, our liquidity could be adversely affected to the extent there is a significant decrease in demand for our services or if there is any delay in obtaining bank loans. As of 31 December 2005 and 2006, we had cash and cash equivalents of RMB1,864 million and RMB1,987 million, respectively. In 2005 and 2006, our net cash inflows generated from operating activities were RMB1,952 million and RMB1,339 million, respectively, while our net cash outflows used in investment activities were RMB10,369 million and RMB1,679 million, respectively. In the past two years, our primary cash requirements for investment activities were related to our acquisitions and upgrades of aircraft and flight equipment, and debt repayments.

In 2005 and 2006, payment of advances on aircraft and flight equipment were RMB9,073 million and RMB7,669 million, respectively, while additions of aircraft and flight equipment were RMB7,751 million and RMB4,561 million, respectively. We financed the additions to our aircraft fleet and flight equipment primarily through lease arrangements, bank loans and funds generated from operations. Funds generated from disposal of older aircraft and flight equipment and other fixed assets and equipment (including by way of exchange) totaled RMB33 million and RMB328 million in 2005 and 2006, respectively. Our net cash inflow generated from financing activities was RMB421 million in 2006, primarily from proceeds from bank loans.

Pursuant to certain of our finance or operating leases, we are required to indemnify the lessors against any withholding or similar taxes that may be imposed on the lessors by taxing authorities in China with regard to payments made under such leases. Pursuant to a regulation issued in 2000 by the State Tax Bureau of China, lease payments made by Chinese airlines to foreign enterprises in respect of lease arrangements entered into prior to 1 September 1999 are exempt from the payment of any withholding tax. Withholding tax payable in respect of the lease arrangements entered into on or after 1 September 1999 are charged to our income statement as incurred.

流動資金與資金來源

本集團通常通過營運業務及短期及長期銀行貸款所得的資金來滿足其營運資金的需求。因此，如果本集團服務的市場需求大量減少，或本集團未能及時獲得銀行貸款，本集團的流動資金均可能受到不利影響。截至二零零五年和二零零六年十二月三十一日，本集團的現金及現金等值的總額分別為人民幣18.64億元和人民幣19.87億元。二零零五年和二零零六年本集團營運所得現金淨額分別人民幣19.52億元和人民幣13.39億元，而本集團同期投資流出現金淨額分別為人民幣103.69億元和人民幣16.79億元。在過去兩年中，本集團投資活動的基本現金需求是購買及改良飛機及飛行設備以及支付有關債項的用款。

二零零五年及二零零六年本集團就飛機和飛行設備預付的款項分別為人民幣90.73億元和人民幣76.69億元，而引進飛機和飛行設備的款項則分別為人民幣77.51億元和人民幣45.61億元。本集團用於引進飛機及飛行設備的款項主要來源於租賃安排、銀行貸款及營運資金。二零零五年及二零零六年買出(包括置換出)飛機和飛行設備及其他固定資產和設施等得到款項分別為人民幣0.33億元和人民幣3.28億元。二零零六年本集團通過融資活動流入的現金淨額為人民幣4.21億元，主要為銀行貸款。

根據本集團的融資性租賃和經營性租賃協議，本集團應向出租方補償中國税務機關就上述租賃協議項下出租方的租賃收入徵收的預提税或其他類似税項。根據國家税務總局二零零零年發布的規定，中國註冊成立的航空公司根據一九九九年九月一日以前達成的租賃協議向外國企業支付的租賃費用可免納預提税。與一九九九年九月一日以後簽訂的租賃協議相關的預提税支出在其發生時於損益表內列賬。

We generally operate with a working capital deficit. As of 31 December 2006, our current liabilities exceeded our current assets by RMB24,792 million. In comparison, our current liabilities exceeded our current assets by RMB25,572 million as of 31 December 2005. The increase in our current liabilities in 2006 was primarily due to an increase in borrowings for payment of advances on aircraft and flight equipment. Short-term loans outstanding totaled RMB13,711 million and RMB13,176 million as of 31 December 2005 and 2006, respectively. Long-term bank loans outstanding totaling RMB12,659 million and RMB14,932 million as of 31 December 2005 and 2006, respectively. Long-term loans payable within two years, from three to five years and beyond five years were RMB5,894 million, RMB7,560 million and RMB1,478 million, respectively, as of 31 December 2006, as compared to RMB5,533 million, RMB5,517 million and RMB1,609 million, respectively, as of 31 December 2005. Total lease obligations outstanding under our finance leases as of 31 December 2005 and 2006 were RMB10,588 million and RMB11,853 million, respectively. Our lease obligations payable within two years, from three to five years and beyond five years were RMB4,745 million, RMB2,602 million and RMB4,506 million, respectively, as of 31 December 2006, as compared to RMB4,998 million, RMB3,014 million and RMB2,575 million, respectively, as of 31 December 2005.

本集團通常是在流動資金短缺的條件下營運。截至二零零六年十二月三十一日，本集團的流動負債超過流動資產人民幣247.92億元，而二零零五年十二月三十一日本集團流動負債超過流動資產的數額為人民幣255.72億元。本集團在二零零六年流動負債增加的原因主要是為支付購買飛機和飛行設備的預付款而導致的借款的增加。截至二零零五年及二零零六年十二月三十一日，本集團的短期貸款分別是人民幣137.11億元和人民幣131.76億元，同期的長期貸款分別是人民幣126.59億元和人民幣149.32億元。截至二零零六年十二月三十一日，本集團兩年之內到期、三到五年到期以及五年以上到期的長期貸款分別為人民幣58.94億元、人民幣75.60億元以及人民幣14.78億元，而截至二零零五年十二月三十一日的這些長期貸款分別為人民幣55.33億元、人民幣55.17億元以及人民幣16.09億元。截至二零零五年和二零零六年十二月三十一日，本集團的租賃債務分別為人民幣105.88億元和人民幣118.53億元。截至二零零六年十二月三十一日，本集團兩年之內到期、三到五年到期以及五年以上到期的租賃債務分別為人民幣47.45億元、人民幣26.02億元以及人民幣45.06億元，而截至二零零五年十二月三十一日的這些租賃債務分別為人民幣49.98億元、人民幣30.14億元以及人民幣25.75億元。

We have, and in the future may continue to have, substantial debts. As of 31 December 2005 and 2006, our long-term debt to equity ratio was 3.4 and 7.7, respectively. The interest expenses associated with these debts might impair our future profitability. We expect that cash from operations and bank borrowings will be sufficient to meet our operating cash flow requirements, although events that materially affect our operating results can also have a negative impact on liquidity. We have entered into credit facility agreements with certain Chinese banks to meet our future working capital needs. We have arranged, and we believe that we will continue to be able to arrange, short-term bank loans with domestic and foreign-funded banks in China as necessary to meet our working capital requirements. However, our ability to obtain financing may be affected by our financial position and leverage and credit ratings, as well as by prevailing economic conditions and the cost of financing generally. If we are unable to obtain financing for a significant portion of our capital requirements, our ability to acquire new aircraft and to expand our operations may be adversely affected.

CAPITAL EXPENDITURES

Our aircraft orders as of 31 December 2006 included commitments to acquire 45 aircraft to be delivered in 2007 and 2008. We expect our capital expenditures for aircraft and related equipment, including deposits, through 2010 to be in aggregate approximately RMB61,764 million, including RMB14,894 million in 2007 and RMB18,845 million in 2008, in each case subject to contractually stipulated increases or any increase relating to inflation. We generally finance our purchase of aircraft through finance leases and bank loans secured by our assets. As of 31 December 2006, the total value of our mortgaged assets increased by 6.13%, from RMB9,074 million as of 31 December 2005 to RMB9,630 million as of 31 December 2006. Construction of our facilities at the Pudong International Airport and the purchase of maintenance equipment and other property and equipment

本集團負有並可能在將來持續負有大筆債務。截至二零零五年和二零零六年十二月三十一日，本集團的長期債務對股東權益的比率分別為3.4和7.7。這些債務所產生的利息支出會影響本集團未來的利潤。本集團預期營運所得的現金以及短期的銀行貸款足以滿足流動資金的需要，儘管嚴重影響本集團業務的事件會對資金周轉產生負面影響。本集團已經與某些國內銀行簽訂了授信協議以滿足日後對流動資金的需求。本集團以往曾經從國內和外資銀行獲得必要的短期貸款以滿足流動資金需求。本集團相信未來將能夠繼續獲得銀行短期貸款。但是，本集團取得融資的能力取決於其財務狀況、負債比率、信用評級以及當時的經濟環境和一般融資代價。如果本集團無法就其資本需求的某一重要部分取得融資，其添置新飛機和擴大經營的能力將可能受到不利影響。

資本開支

截至二零零六年十二月三十一日，本集團的飛機訂單包括將在二零零七年和二零零八年交付的45架飛機。直至二零一零年，公司預計的飛機及飛行設備的資本開支，包括訂金，預計為總數大約人民幣617.64億元，其中預計二零零七年為人民幣148.94億元，二零零八年為人民幣188.45億元。上述各款項均可能因合同規定或物價指數的變化而上調。本集團一般通過融資租賃或以本集團資產抵押獲得的銀行貸款來滿足購買飛機的資金需求。截至二零零六年十二月三十一日，本集團抵押資產金額為人民幣96.30億元，與截至二零零五年十二月三十一日的金額人民幣90.74億元相比增加

will continue to require additional capital expenditures in 2007. We plan to finance our other capital commitments through a combination of funds generated from operations, existing credit facilities, bank loans, leasing arrangements and other external financing arrangements.

了6.13%。本集團將在二零零七年繼續興建在浦東國際機場的基地，購置維修設備和其他產業設施，也需使用一定資金。本集團計劃通過營運收入、現有銀行信貸額度、銀行貸款、租賃安排及其他外部融資方式來滿足上述其他資金要求。

CRITICAL ACCOUNTING POLICIES

主要會計政策

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions.

主要會計政策界定為反映重大判斷和不確定性，以及在不同假定和條件下可能導致重大不同結果的會計政策。

Our audited consolidated financial statements have been prepared in accordance with IFRS. Our principal accounting policies are set forth in Note 2 to our audited consolidated financial statements. IFRS requires that we adopt the accounting policies and make estimates that our Directors believe are most appropriate in the circumstances for the purposes of giving a true and fair view of our results and financial position. However, different policies, estimates and assumptions in critical areas could lead to materially different results. The critical accounting policies adopted and estimates made in the preparation of these financial statements are identified as follows:

本集團的經審核綜合財務報表按國際財務報告準則編製。本集團的主要會計政策列示於經審核綜合財務報表註釋2。國際財務報告準則要求本集團采用本公司董事認為適合的、能真實公正地反映本集團業績及財務狀況的情況的會計政策並作出有關評估。然而，各重要範疇不同的政策、評估和假定可能導致相差甚遠的結果。編製該等財務報表時采用的重要會計政策及所作的評估如下：

Estimated impairment of goodwill – We test annually whether goodwill has been impaired in accordance with the accounting policy stated in Note 2(l) to our audited consolidated financial statements. The recoverable amounts of cash generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (see Note 14 to our audited consolidated financial statements). In 2006, after reviewing the business environment as well as our objectives and past performance, management concluded that there was no material impairment of goodwill.

商譽減值評估－本集團根據經審核綜合財務報表註釋2(l)所述的會計政策，每年檢測商譽是否有減值。現金產生單位的可收回數額按使用價值計算方法釐定，而作出計算時須要運用評估(參閱本集團的經審核綜合財務報表註釋14)。於二零零六年，回顧業務環境以及本集團的目標和以往表現後，管理認為並無重大的商譽減值虧損。

Estimated impairment of property, plant and equipment – We have made substantial investments in tangible long-lived assets. We conduct impairment reviews of these assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

物業、機器及設備減值評估－本集團對有形的長年期資產作出重大投資。當某些事件或情況轉變顯示賬面值可能無法收回時，本集團會檢查該等資產是否須減值。

Determining whether an asset is impaired requires significant judgment, including our estimates of the future cash flows attributable to the asset and the appropriate discount rate. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge, if any.

當釐定資產是否須減值時，需要作出重大的判斷，包括評估資產應占的未來現金流量和適當的折現率。如果運用不同的判斷或評估，減值支出(如有)的金額及時間可能會有重大分別。

Property, plant and equipment – We had approximately RMB40,050 million of fixed assets as of 31 December 2006, including aircraft, engines and flight equipment with a value of approximately RMB35,793 million. As discussed in Note 2(k) to our audited consolidated financial statements, property, plant and equipment is initially recognized at cost and is subsequently stated at revalued amount less accumulated depreciation. Independent valuations are conducted at least every five years or sooner if considered necessary by our Directors. In the intervening years, our Directors review the carrying value of property, plant and equipment from time to time and make adjustments if the carrying value is materially different from fair value. Their recorded value is impacted by management judgment, including valuations performed by the management and/or independent professional valuers, estimates of useful lives, residual value and impairment charges. If different judgments or estimates had been utilized, material differences could have resulted in carrying values and related depreciation charges. Our directors reviewed the carrying value of our Company's fixed assets as of 31 December 2006 and are of the opinion that, except for the asset with the valuation deficit, the carrying amount of the fixed assets is not materially different from the estimated fair value.

物業、機器及設備－截至二零零六年十二月三十一日，本集團有大約人民幣400.50億元的固定資產，其中包括價值約人民幣357.93億元的飛機、發動機和飛行設備。按經審核綜合財務報表註釋2(k)所述，物業、機器及設備最初按成本確認，其後按重估值減累計折舊列賬。本公司董事最少每五年或於認為有必要時對固定資產進行獨立估值。於期間的年度，董事不時檢討物業、機器及設備的賬面值，如果賬面值與公允值有重大差異，則會作出調整。所記錄的價值受到管理層的判斷所影響，包括管理層及／或獨立專業估值師所作的估值、對可使用年期的估計、剩餘價值及減值支出。如果運用不同的判斷或評估，則重估的金額及有關的折舊支出可能有重大分別。本公司董事於二零零六年十二月三十一日重估本公司的固定資產的賬面值，認為除某些出現評估減值的資產外，固定資產的賬面值與估計的公允值並無重大差異。

Fair value estimation – The carrying amounts of our current financial assets, including cash and cash equivalents, trade receivables, prepayments, other receivables, amounts due from related companies and current financial liabilities including trade payables and note payables, other payables and accrued expenses and amounts due to related companies, approximate their fair values due to their short maturities.

公允值評估 － 本集團現時的金融資產包括現金及現金等值、貿易應收款、預付款、其他應收款及應收有關聯公司款項，而金融負債包括貿易應付款及應付票據、其他應付款、累計開支及應付有關聯公司款項。由於在短期內到期，該等金融資產及金融負債的賬面值與公允值相若。

Revenue recognition – As discussed in Note 2(e), passenger, cargo and mail revenues are recognized as traffic revenues when the transportation services are provided. The value of unused passenger tickets is included in current liabilities as sales in advance of carriage. Unused tickets are recognized in traffic revenues based on current estimates. Management periodically evaluates the balance of the sales in advance of carriage account and records any adjustments, which can be material, in the period the evaluation is completed. These adjustments result from differences between the estimates of certain revenue transactions, the timing of recognizing revenue for any unused air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition.

收入確認－按註釋2(e)所述，客運、貨運與郵運收入於提供運輸服務時確認為運輸收入。未使用客票的價值作為預售機位列入流動負債。未使用客票根據現有的估算確認為客運收入。管理層定期對預售機位的結餘進行評估，並於完成評估的期間內記錄任何可能重大的調整。此等調整是由於對若干收入交易的估算、未被使用的客票確認為收入的時間及相關銷售價格的估計不同而產生不同的判斷結果，這受各種因素的影響，包括複雜的價格結構及承運人之間的互運協議，均會影響收入的確認時間。

Maintenance and overhaul costs – In respect of aircraft under operating leases, we have the responsibility to fulfill certain return conditions under relevant leases. In order to fulfill these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, the present value of estimated costs of major overhauls for aircraft under operating leases are provided at each balance sheet date. The provision in each period is estimated using historical major overhaul costs incurred during each overhaul and the estimated period between overhauls using the ratios of actual flying hours/cycles and estimated flying hours/cycles between overhauls. Differences between the estimated cost and the actual cost of the overhaul are included in the income statement in the period of overhaul.

保養及大修費用－對於根據經營性租賃持有的飛機，本集團有責任達到有關租賃所規定的退還狀況。為了達到此等退還狀況，須定期進行大修。因此，於每個結算日均就經營性租賃的飛機的大修按預計費用的現值計提準備。每個期間的準備金額均按以往每次大修時的主要大修費用以及每次大修之間的估計期間，使用每次大修之間的實際飛行小時／周期與預計飛行小時／周期的比率作估算。大修的估計費用與實際費用之間的差額於大修的期間內計入損益表。

In respect of aircraft and engines owned by our Company or held under finance leases, costs of overhaul are capitalized as a component of property, plant and equipment and are depreciated over the appropriate maintenance cycles. When each overhaul is performed, its cost is recognized in the carrying amount of the item of property, plant and equipment and is depreciated over the estimated period between overhauls, on a straight-line basis. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognized and charged to the income statement.

對於本公司本身擁有或根據融資租賃持有的飛機及發動機，大修費用撥充資本，作為物業、機器及設備的一部分，並於適當的保養周期內折舊。當每次大修時，有關費用於物業、機器及設備項目內確認，並於每次大修之間的估計期間內以直線法折舊。於完成大修時，以往大修費用的餘下賬面值終止確認並從損益表中扣除。

Retirement benefits - We participate in defined contribution retirement schemes organized by the municipal governments of respective provinces. We also operate and maintain defined retirement benefit plans which provides retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. As discussed in Note 2(h) to our audited consolidated financial statements, the cost of providing the aforementioned benefits in the defined retirement benefit plans is actuarially determined and recognized over the employees' service period by utilizing various actuarial assumptions and using the projected unit credit method. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employee turnover rate. The discount rate is based on management's review of local high quality corporate bonds. The annual rate of increase of benefit payment is based on the general local economic conditions. The employee turnover rate is based on historical trends in our Company. See Note 32 to our audited consolidated financial statements for additional information regarding the retirement benefit plans.

退休福利－本集團參與各省份市政府管轄的定額供款退休計劃。此外，本集團亦設有定額退休福利計劃，向退休雇員提供的福利包括交通津貼、社交活動津貼以及其他福利。按經審核綜合財務報表註釋2(h)所述，上述根據定額退休福利計劃提供福利的成本是經精算釐定，並利用多項精算假設和使用預計單位給付成本法按僱員服務期間確認。此等假設包括(但不限於)選用折現率、人均福利付款的年增長率及僱員的流失率。折現率是根據管理層對本地優質公司債券的評估而估計。福利付款的年增長率是基於本地整體經濟狀況而估計。僱員流失率則基於本公司以往的趨勢而估計。有關退休福利計劃的其他資料，請參閱經審核綜合財務報表註釋32。

Deferred taxation - While deferred tax liabilities are provided in full on all taxable temporary differences, deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. In assessing the amount of deferred tax assets that need to be recognized, we consider future taxable income and ongoing prudent and feasible tax planning strategies. In the event that our estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of our ability to utilize the tax benefits of net operating loss carried forward in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense are made.

遞延税項－遞延税項負債按所有應課税臨時差額全數計提準備，而遞延税項資產僅在日後可能產生應課税溢利讓臨時差額用作抵銷時予以確認。在評估須予確認的遞延税項資產金額時，本集團會考慮未來應課税收入及現行審慎及可行的税務策略。倘本集團有關預測未來應課税收入及現有税務策略所帶來的利益的估計出現任何變動，或修訂現行税務法規並會影響本集團日後動用結轉經營虧損淨額的税務利益的時間或能力範疇，將會對錄得的遞延税項資產淨值及税項開支作出調整。

Current tax - We make provision for current tax based on the estimated income tax liabilities. The estimated income tax liabilities are primarily computed based on the tax filings as prepared by our Company and based on management's interpretation of relevant tax rulings.

即期税項－本集團根據估計所得税負債作出即期税項撥備。所得税負債估計金額主要依據本公司編製的税務資料和管理層對相關税務規例的詮釋而釐定。

FOREIGN CURRENCY TRANSACTIONS

We have debts denominated in U.S. dollars, Japanese yen or Euro in addition to our debts denominated in Renminbi. We generate a significant amount of foreign currency revenues, including U.S. dollar, Japanese yen, Euro, Korean won, Hong Kong dollar, Singapore dollar, Australian dollar, and Thai Baht, from ticket sales made in overseas offices. Pursuant to current foreign exchange regulations in China, we may retain our foreign currency earnings subject to the approval of SAFE. We have also designated certain personnel to manage the foreign currency risks through derivative financial products such as forward foreign exchange contracts and interest rate swaps. We use interest rate swaps to reduce risks related to changes in market interest rates. As of 31 December 2006, the notional amount of the outstanding interest rate swap agreements was approximately US$631 million, compared to US$661 million as of 31 December 2005. These interest rate swap agreements will expire between 2007 and 2016. In addition, we use currency forward contracts to reduce risks related to changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies. As of 31 December 2006, the notional amount of the outstanding currency forward contracts was approximately US$33 million, compared to US$92 million as of 31 December 2005. This decrease in the notional amount of the outstanding currency forward contracts was primarily due to the cancellation or early termination of certain currency forward contracts in 2006.

Pursuant to IFRS, our monetary assets and liabilities denominated in foreign currencies are required to be translated into Renminbi at the year end at exchange rates announced by the People's Bank of China. The net exchange gains or losses are recognized and reflected in the income statement for the relevant year. Any fluctuation of the exchange rates between Renminbi and foreign currencies may materially adversely affect our financial condition and results of operations. Primarily due to an appreciation of Renminbi against certain foreign currencies including the U.S. dollar, Japanese yen and Euro following the measures introduced by the PRC government in July 2005 to reform the Renminbi exchange rate regime, we recognized a net exchange gain of RMB888 million in 2006, compared to a net exchange loss of RMB415 million in 2005.

外幣交易

本集團的債務除人民幣債務外，還有美元、日元或歐元債務。同時，本集團從境外的機票銷售中能獲得包括美元、日元、歐元、韓元、港幣、新加坡元、澳大利亞元、泰銖等在內的相當金額的外幣收入。根據中國目前的外匯監管法規，本集團經國家外匯管理局批准，可以保留外匯收入。本集團有專門的人員負責進行外匯風險的管理工作，主要是通過遠期外匯合同及利率掉期等金融衍生產品對外匯的風險進行管理。本集團利用利率掉期來降低與市場利率波動相關的風險。截至二零零六年十二月三十一日，本集團利率掉期合同項下的金額為大約6.31億美元，而截至二零零五年十二月三十一日的利率掉期合同項下金額為6.61億美元。上述利率掉期合同將在二零零七年至二零一六年到期。此外，本集團還通過貨幣遠期合同來降低與機票銷售外匯收入和須以外幣支付的相關費用有關的匯率波動風險。截至二零零六年十二月三十一日，本集團貨幣遠期合同項下的金額為大約0.33億美元，而截至二零零五年十二月三十一日的貨幣遠期合同項下金額為0.92億美元。本集團貨幣遠期合同項下的金額減少的主要原因是二零零六年本集團取消或提前終止了某些貨幣遠期合同。

根據國際財務報告準則，本公司的外幣資產和外幣負債均需在年終時根據中國人民銀行公布的外幣兑人民幣匯率換算為人民幣，匯兑損益於有關年度的損益表內確認和反映。因此，本集團的財政狀況及經營業績可能受到人民幣兑外幣的匯率波動的重大不利影響。在中國政府於二零零五年七月改革人民幣匯率形成機制後，人民幣對包括美元、日元及歐元在內的若干外幣升值。因此，二零零六年本集團的外匯兑換淨收益為人民幣8.88億元，而二零零五年本集團的外匯兑換淨損失為人民幣4.15億元。

TAXATION

We are subject to income tax at the rate of 15%. Our effective tax rate, however, may be higher than the rate of 15% because some of our subsidiaries were incorporated in jurisdictions where the applicable income tax rate is 33% rather than 15%. We had carried forward tax losses of approximately RMB3,011 million and RMB5,782 million as of 31 December 2005 and 2006, which can be used to set off against future taxable income before 2010 and 2011, respectively.

稅項

本集團按15%的稅率繳付所得稅。然而，由於部分附屬公司註冊成立所在的司法權區的適用所得稅率為33%而非15%，因此本集團的實際稅率或會高於15%。截至二零零五年及二零零六年十二月三十一日，本集團有結轉稅項虧損約人民幣30.11億元及人民幣57.82億元，可用作抵銷二零一零年及二零一一年前的未來應課稅收入。

Report of Directors

董事會報告書



航空
CHIN



The board of directors (the "Board") of the Company is pleased to present the audited financial report of the Company and its subsidiaries ("the Group") for the year ended 31 December 2006.

本公司董事會(「董事會」)現欣然提呈本公司及其子公司(「本集團」)截至二零零六年十二月三十一日止年度，經審核之財務報告。

GROUP ACTIVITIES AND RESULTS

集團業務及業績

The Company is one of the three largest air carriers in the PRC based on tonne kilometres and number of passengers carried in 2006 and is the primary air carrier serving Shanghai, the largest economic, trading and financial centre of the PRC. The results of the Group for the year ended 31 December 2006 and the financial position of the Company and the Group as at that date, prepared in accordance with International Financial Reporting Standards ("IFRS") and PRC Accounting Regulations, are set out in the financial statements.

根據二零零六年噸公里總額及載運旅客人數計算，本公司是中國三家最大航空公司之一，同時也是服務於上海這一中國最大的經濟、貿易、金融中心的首要航空公司。本集團按國際財務報告準則及中華人民共和國會計準則編製之截至二零零六年十二月三十一日止年度業績，及本公司與本集團於該日之財務狀況，請參閱財務報告。

Details of the Company's principal subsidiaries are set out in note 18 to the financial statements prepared in accordance with IFRS.

有關本公司之主要子公司之詳情，請參閱本集團根據國際財務報告準則編製之財務報告註釋18。

The geographical analysis of the Group's revenue from principal business is as follows:

下表列出本集團各地區的主營業務收入：

		PRC Accounting Regulations 中華人民共和國會計準則 *(RMB'000)* *人民幣千元*	IFRS 國際財務報告準則 *(RMB'000)* *人民幣千元*
Domestic	中國國內	19,698,230	20,803,441
Hong Kong Special Administrative Region ("Hong Kong")	香港特別行政區(「香港」)	3,299,823	3,244,846
International	國際	13,807,678	13,440,588
Total	總計	36,805,731	37,488,875

DIVIDENDS

股息

As at 31 December 2006, according to the financial statements prepared in accordance with PRC Accounting Regulations, the operating results of the Company in the year 2006 declined significantly as compared to those in the year 2005. Having considered the Company's cash flow position in 2007, the Board does not recommend payment of any dividend for the financial year ended 31 December 2006. The balance of retained profits will be carried forward to next year. The Company will not convert funds from the common reserve to increase its share capital during this period.

截至二零零六年十二月三十一日，根據中華人民共和國會計準則編製的財務報表，本集團二零零六年度經營業績較二零零五年度大幅下滑，結合公司二零零七年度現金流量狀況，董事會建議不派發截至二零零六年十二月三十一日止的年度股息，剩餘股東未分配利潤結轉下一年度，本期不進行資本公積金轉增股本。

SHARE CAPITAL STRUCTURE

As at 31 December 2006, the share capital structure of the Company remained unchanged as follows:

股本結構

本公司股本結構於二零零六年度內無任何變動。截至二零零六年十二月三十一日止，本公司股本結構如下：

			At the beginning of the year (10,000 shares) 期初數 (萬股)	Approximate percentage of total issued share capital (%) 約佔股權百分比 (%)	Increase/(Decrease) in shareholding during the year (10,000 shares) 本期增／減 (萬股)	At the end of the year (10,000 shares) 期末數 (萬股)	Approximate percentage of total issued share capital (%) 百分比 (%)
1.	Unlisted shares	尚未流通股份					
	(a) A shares (unlisted State-owned legal person shares)	(a) A股(非上市國有法人股)	300,000	61.64	0	300,000	61.64
2.	Listed shares	已流通股份					
	(a) H shares	(a) H股	156,695	32.20	0	156,695	32.20
	(b) A shares	(b) A股	30,000	6.16	0	30,000	6.16
3.	Total number of shares	股份總額	486,695	100	0	486,695	100

The Share Reform Plan of the Company was approved in the relevant shareholders' meeting of the holders of A shares of the Share Reform Plan of the Company held on 18 December 2006, and the trading in the A shares was resumed on 12 January 2007. After the completion of the Share Reform, the change in the shareholding structure was as follows:

公司股權分置改革方案已經二零零六年十二月十八日召開的股權分置改革A股市場相關股東會議審議通過，並於二零零七年一月十二日在A股市場複牌交易。股改完成以後，本公司的股本結構變更為：

			Total number of Shares 股份總額	Approximate percentage of shareholding (%) 約佔股權比例 (%)
1.	Domestic Shares	內資股		
	(a) Listed Shares with trading moratorium	有限售條件流通股	2,904,000,000	59.67
	(b) Listed Shares without trading moratorium	無限售條件流通股	396,000,000	8.13
2.	H Shares	H股	1,566,950,000	32.20
3.	Total number of Shares	股份總額	4,866,950,000	100.00

For details of the Share Reform, please see the paragraph headed "Share Reform" below.

有關股權分置改革之詳情，見下文「股權分置改革」。

SHARE REFORM

Pursuant to the "Guidelines for Promoting the Reform and Opening-up and Sustained Development of the Capital Market" promulgated by the State Council of the PRC and the provisions of relevant regulations promulgated by China Securities Regulatory Commission ("CSRC"), the Company published the "Indicative Announcement in Relation to Share Reform" on 20 November 2006 and the shares of the Company were suspended from trading for implementation of the Share Reform; the "Announcement on the Share Reform Proposal Plan" was published on 22 November 2006; the "Announcement on the Revised Share Reform Plan" was published on 1 December 2006; the "Revised Share Reform Plan approved by the State-owned Assets Supervision and Administration Commission" was published on 13 December 2006. On 18 December 2006, the Company convened the Relevant Shareholders' Meeting of A Share Market in relation to the Share Reform to approve the Revised Share Reform Plan of the Company, and the "Announcement on the Results of the Relevant Shareholders' Meeting in Relation to Share Reform" was published on the following day; the "Share Reform Proposal Approved by the Ministry of Commerce" was published on 5 January 2007. On 9 January 2007, the Company published the "Announcement on Implementation of Share Reform Plan". The trading in shares of the Company was resumed on 12 January 2007 and its short name was changed from "S. CEA" to "Eastern Airlines" with effect from the same day.

Each holder of circulating A shares of the Company whose name appeared on the register of members on 10 January 2007 was offered 3.2 shares as a consideration by China Eastern Air Holding Company ("CEA Holding") for every 10 circulating A shares held by it. The original non-circulating shares held by CEA Holding were granted the status of listing from 12 January 2007. However, there is currently no real circulation of shares due to the trading moratorium.

Other than statutory undertakings, CEA Holding undertook that it would not engage in the trading of the non-circulating shares held by it within 36 months from the day of granting listing status of non-circulating shares of the Company.

For details, please refer to the related announcements published by the Company.

股權分置改革

根據中國國務院《關於推進資本市場改革開放和穩定發展的若干意見》和中國證券監督管理委員會等發布的相關法規的規定，本公司於二零零六年十一月二十日刊登了《關於股權分置改革的提示性公告》，本公司股票開始停牌正式進行股權分置改革程序；二零零六年十一月二十二日刊登了《有關股權分置改革方案公告》；二零零六年十二月一日刊登了《調整股權分置改革方案的公告》；二零零六年十二月十三日刊登了《國有資產監督管理委員會批准調整股權分置改革方案》；二零零六年十二月十八日，本公司召開了股權分置改革A股市場相關股東大會，投票通過了本公司調整股權分置改革方案並於次日刊登了《股權分置改革相關股東會議表決結果公告》；二零零七年一月五日刊登了《股權分置改革方案獲得商務部批准》；二零零七年一月九日，本公司刊登了《股權分置改革方案實施公告》。目前本公司股票已於二零零七年一月十二日複牌上市交易，簡稱於同日由「S東航」變更為「東方航空」。

中國東方航空集團公司(「東航集團」)向二零零七年一月十日登記在冊的本公司流通A股股東每10股A股支付3.2股對價股份；自二零零七年一月十二日起，東航集團持有的原非流通股股份即獲得上市流通權，但由於有限售條件，目前暫時沒有實際流通。

除法定的承諾外，東航集團承諾於本公司非流通股股份取得上市地位後36個月內，不會涉及所持有的非流通股股份的買賣。

有關詳情，請參閱本公司刊發的相關公告。

NUMBER OF SHAREHOLDERS

As at 31 December 2006, the total number of registered shareholders of the Company was 88,648, of which 86,866 are holders of A shares (including unlisted State-owned legal person shares and listed A shares), and 1,782 are holders of H shares.

股東總數

於二零零六年十二月三十一日，本公司登記在冊的股東總數為88,648戶，其中A股(包括非上市國有法人股和已流通A股)股東86,866戶，H股股東1,782戶。

SUBSTANTIAL SHAREHOLDERS

So far as the directors of the Company (the "Directors") are aware, each of the following persons, not being a Director, chief executive, supervisor of the Company ("Supervisor") or member of the Company's senior management, had, as at 31 December 2006, an interest and/or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO"), or was otherwise, as at 31 December 2006, interested in 5% or more of any class of the then issued share capital of the Company, or was otherwise, as at 31 December 2006, a substantial shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")) of the Company:

主要股東

據本公司董事(「董事」)所知，以下為並非本公司董事、行政總裁、監事及高級管理人員、而於二零零六年十二月三十一日在本公司股份或相關股份(視乎情況而定)中持有根據證券及期貨條例(「證券及期貨條例」)第XV部第2及3分部須向本公司及香港聯合交易所有限公司(「香港聯交所」)披露其於本公司的權益及／或淡倉的人士，或其他於二零零六年十二月三十一日在本公司當時任何類別已發行股本持有5%或以上權益的人士，或本公司於二零零六年十二月三十一日的其他主要股東(定義見香港聯合交易所有限公司證券上市規則(「上市規則」))：

			Interest As at 31 December 2006 權益 於二零零六年十二月三十一日約佔本公司			
Name of shareholder 股東名稱	Nature of shares held 股份類別	Number of shares held 所持股數	Approximate percentage shareholding in the Company's total issued share capital 已發行總股本的股權比例	Approximate percentage shareholding in the Company's total issued A shares 已發行A股總數的股權比例	Approximate percentage shareholding in the Company's total issued H shares 已發行H股總數的股權比例	Short position 淡倉
China Eastern Air Holding Company 中國東方航空集團公司	A shares (unlisted State-owned legal person shares) A股(非上市國有法人股)	3,000,000,000	61.64%	90.91%	-	-
HKSCC Nominees Limited (Note) 香港中央結算(代理人)有限公司(註釋)	H shares H股	1,494,139,799	30.70%	-	95.35%	-

Note:

Based on the information available to the Directors (including such information as was available on the website of the Hong Kong Stock Exchange) and so far as they are aware and understand, as at 31 December 2006:

1. Among the 1,494,139,799 H shares held by HKSCC Nominees Limited, Halbis Capital Management (Hong Kong) Limited had an interest in an aggregate of 111,556,000 H shares of the Company (representing approximately 7.11% of its then total issued H shares).

2. Among the 1,494,139,799 H shares held by HKSCC Nominees Limited, Everest Capital Limited had an interest in an aggregate of 82,864,000 H shares of the Company (representing approximately 5.30% of its then total issued H shares).

Save as disclosed above and so far as the Directors are aware, as at 31 December 2006, among the 1,494,139,799 H shares held by HKSCC Nominees Limited, no other person had any interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

註釋：

根據董事於二零零六年十二月三十一日所獲悉的數據(包括在香港聯交所網站上可取得的資料)及據董事所知，於二零零六年十二月三十一日：

1. 在香港中央結算(代理人)有限公司所持有的1,494,139,799股H股中，Halbis Capital Management (Hong Kong) Limited持有111,556,000股H股(佔本公司當時已發行H股總數約7.11%)權益。

2. 在香港中央結算(代理人)有限公司所持有的1,494,139,799股H股中，Everest Capital Limited持有82,864,000股H股(佔本公司當時已發行H股總數約5.30%)權益。

除上述所披露外，根據董事獲得的資料及就董事所知，於二零零六年十二月三十一日，在香港中央結算(代理人)有限公司持有的1,494,139,799 股H股中，概無人士於本公司股份或相關股份(視情況而定)中擁有權益或淡倉，而須按照及已按照證券及期貨條例第XV部第2及3分部向本公司及香港聯交所披露。

According to the relevant disclosure requirements laid down by the CSRC, as at the end of the reporting period, the 10 largest registered shareholders and the 10 largest registered listed stock shareholders on the register of members and their respective shareholdings are as follows:

根據中華人民共和國證券監督管理委員會的有關披露規定，報告期末，本公司登記於股東名冊前10名記名股東及前10名記名流通股份股東持股情況如下：

The 10 largest registered shareholders of the Company and their respective shareholdings

本公司前10名記名股東持股情況

	Name of shareholders 股東名稱	Increase/(Decrease) in shareholding in the year 年度內增減	Shareholding at the end of year 年末持股數量	Percentage (%) 比例 (%)	Type of shares 股份類別	Charged or locked-up shares 質押或凍結的股份數量	Nature of shares held 股份性質
1	CHINA EASTERN AIR HOLDING COMPANY 中國東方航空集團公司	0	3,000,000,000	61.6402	unlisted 未流通	0	A shares (unlisted State-owned legal person shares) A股(非上市國有法人股)
2	HKSCC NOMINEES LIMITED 香港中央結算(代理人)有限公司	6,208,636	1,494,139,799	30.6997	listed 已流通	Unknown 未知	H shares H股
3	(BOC-JIASHI THEME SELECTION MIX SECURITIES INVESTMENT FUND) 中國銀行－嘉實主題精選混合型證券投資基金	11,796,255	11,796,255	0.2424	listed 已流通	Unknown 未知	A shares A股
4	(ICBC-JIANXIN EXCELLENCE SELECTION GROWTH SHARE SECURITIES INVESTMENT FUND) 中國工商銀行－建信優選成長股票型證券投資基金	10,903,620	10,903,620	0.2240	listed 已流通	Unknown 未知	A shares A股
5	(HAITONG-BOCOM-RIXING ASSET MANAGEMENT COMPANY LIMITED-RIXING AM CHINA RMB A SHARE PARENT FUND) 海通－交行－日興資產管理有限公司－日興AM中國人民幣A股母基金	9,999,985	9,999,985	0.2055	listed 已流通	Unknown 未知	A shares A股

Name of shareholders 股東名稱		Increase/(Decrease) in shareholding in the year 年度內增減	Shareholding at the end of year 年末持股數量	Percentage (%) 比例(%)	Type of shares 股份類別	Charged or locked-up shares 質押或凍結的股份數量	Nature of shares held 股份性質
6	(HUABAO TRUST INVESTMENT COMPANY LIMITED - SINGLE CAPITAL TRUST YEAR 2006 NO. 7) 華寶信托投資有限責任公司一單一類資金信托2006年第7號	5,943,874	5,943,874	0.1221	listed 已流通	Unknown 未知	A shares A股
7	HSBC NOMINEES (HONG KONG) LIMITED	676,000	4,780,000	0.0982	listed 已流通	Unknown 未知	H shares H股
8	(HAUBAO TRUST INVESTMENT COMPANY LIMITED - SINGLE CAPITAL TRUST YEAR 2006 NO. 8) 華寶信托投資有限責任公司一單一類資金信托2006年第8號	3,341,700	3,341,700	0.0687	listed 已流通	Unknown 未知	A shares A股
9	HSBC NOMINEES (HONG KONG) LIMITED <A/C BR-9>	0	3,000,000	0.0616	listed 已流通	Unknown 未知	H shares H股
10	(NATIONAL SOCIAL SECURITY FUND (GROUP 106)) 全國社保基金一零六組合	2,489,439	2,489,439	0.0511	listed 已流通	Unknown 未知	A shares A股

Description of any related party or concert party relationship among the 10 largest shareholders: The Company is not aware of any related party or concert party relationship among the above shareholders.

前10名股東關聯關係或一致行動的說明：本公司未知上述股東之間存在關聯關係或一致行動關係。

The 10 largest registered listed stock shareholders of the Company and their respective shareholdings

前十名記名流通股股東持股情況

Name of shareholders 股東名稱		Shareholding of listed stocks at the end of year 年末持有流通股的數量	Nature of shares held 種類
HKSCC NOMINEES LIMITED	香港中央結算(代理人)有限公司	1,494,139,799	H shares 股
(BOC-JIASHI THEME SELECTION MIX SECURITIES INVESTMENT FUND)	中國銀行－嘉實主題精選混合型證券投資基金	11,796,255	A shares 股
(ICBC-JIANXIN EXCELLENCE SELECTION GROWTH SHARE SECURITIES INVESTMENT FUND)	中國工商銀行－建信優選成長股票型證券投資基金	10,903,620	A shares 股
(HAITONG-BOCOM-RIXING ASSET MANAGEMENT COMPANY LIMITED-RIXING AM CHINA RMB A SHARE PARENT FUND)	海通－交行－日興資產管理有限公司－日興AM中國人民幣A股母基金	9,999,985	A shares 股
(HUABAO TRUST INVESTMENT COMPANY LIMITED - SINGLE CAPITAL TRUST YEAR 2006 NO. 7)	華寶信托投資有限責任公司－單一類資金信托2006年第7號	5,943,874	A shares 股
HSBC NOMINEES (HONG KONG) LIMITED	HSBC NOMINEES (HONG KONG) LIMITED	4,780,000	H shares 股
(HAUBAO TRUST INVESTMENT COMPANY LIMITED - SINGLE CAPITAL TRUST YEAR 2006 NO. 8)	華寶信托投資有限責任公司－單一類資金信托2006年第8號	3,341,700	A shares 股
HSBC NOMINEES (HONG KONG) LIMITED <A/C BR-9>	HSBC NOMINEES (HONG KONG) LIMITED <A/C BR-9>	3,000,000	H shares 股
(NATIONAL SOCIAL SECURITY FUND (GROUP 106))	全國社保基金一零六組合	2,489,439	A shares 股
HSBC NOMINEES (HONG KONG) LIMITED <A/C BR-43>	HSBC NOMINEES (HONG KONG) LIMITED <A/C BR-43>	2,256,000	H shares 股

Description of any related party or concert party relationship among the 10 largest listed stock shareholders: The Company is not aware of any related party or concert party relationship among the above listed stock shareholders.

前10名流通股股東關聯關係的說明：本公司未知上述流通股股東之間存在關聯關係或一致行動關係。

CONTROLLING SHAREHOLDER

There has been no change in the Company's controlling shareholder in the year.

CEA Holding is the parent company of the Company and its registered capital amounts to RMB2,558,441,000. Mr. Li Fenghua is the legal representative of CEA Holding. CEA Holding's scope of business includes manage all State-owned assets and State-owned equity of its group and its investment enterprises which are formed by State investment. As at 31 December 2006, no share of the Company held by CEA Holding was pledged.

控股股東情況介紹

本公司的控股股東在本年度內沒有變更。

東航集團是本公司的母公司。註冊資本為人民幣2,558,441,000元，法定代表人為李豐華先生，經營範圍：經營集團公司及其投資企業中由國家投資形成的全部國有資產和國有股權。截至二零零六年十二月三十一日，該公司擁有本公司的股票沒有質押情況。

PURCHASE, SALE OR REDEMPTION OF SECURITIES

Save as otherwise disclosed, during the year ended 31 December 2006, neither the Company nor its subsidiaries had purchased, sold or redeemed any of its issued securities (as defined under Appendix 16(1) of the Listing Rules).

購買、出售或贖回證券

除另披露外，於二零零六年十二月三十一日止年度內，本公司及其各附屬公司概無購買、出售或贖回任何其已發行證券(「證券」一詞的涵義見上市規則附錄十六第1條)。

SIGNIFICANT DIFFERENCES BETWEEN THE CORPORATE GOVERNANCE PRACTICES OF THE COMPANY AND THE CORPORATE GOVERNANCE PRACTICES REQUIRED TO BE FOLLOWED BY U.S. COMPANIES UNDER THE NEW YORK STOCK EXCHANGE's LISTING STANDARDS

As a company incorporated in the PRC and listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange (the "NYSE"), the Company is subject to not only applicable PRC laws and regulations, including the PRC Company Law, the PRC Securities Law, the Corporate Governance Standards for Listed Companies and Guidance Opinions regarding the Establishment of the Independent Director System in Listed Companies (the "Independent Director Guidance"), but also Hong Kong laws and regulations, including the Listing Rules, the Companies Ordinance and the SFO, as well as applicable U.S. Federal securities laws and regulations, including the U.S. Securities Exchange Act of 1934 including amendments and the Sarbanes-Oxley Act of 2002. The Company is also subject to the listing standards of the NYSE to the extent they apply to non-U.S. issuers. The Company is not required to completely comply with all of the corporate governance listing standards of the NYSE.

In accordance with the requirements of Section 303A.11 of the NYSE Listed Company Manual, the following is a summary of the significant differences between the Company's corporate governance practices and those required to be followed by U.S. companies under the NYSE's listing standards.

本公司企業管治實踐與美國公司應遵循的紐約股票交易所上市規則有關企業管治規定的主要差異

作為一家在中國設立的，同時在上海證券交易所、香港聯交所和紐約股票交易所(「紐約交易所」)上市的公司，本公司不僅受適用的中國法律法規的約束，包括《中國公司法》、《中國證券法》、《上市公司治理準則》以及《關於在上市公司建立獨立董事制度的指導意見》(「《獨立董事指導意見》」)，還受到香港法律法規的約束，包括《上市規則》、《公司條例》和《香港證券和期貨條例》，同時亦受相應美國聯邦證券法律法規的約束，包括美國《證券交易法(一九三四年)》(含其修訂)和《薩奧法案(二零零二年)》。本公司還須遵守紐約交易所上市規則中適用於非美國公司的有關規定，但可不完全遵從紐約交易所所有有關企業管治的規定。

根據《紐約交易所上市公司手冊》第303A.11款的規定，本公司企業管治的實施與美國公司應遵循的紐約交易所上市規則有關規定的主要差異如下：

Section 303A.01 of the NYSE Listed Company Manual provides that listed companies must have a majority of independent Directors. As a company listed in the PRC, the Company is subject to the requirement under the Independent Director Guidance that at least one-third of its Board be independent as determined thereunder. As a company listed in Hong Kong, the Company is also subject to the requirement under the Listing Rules that at least three members of its Board be independent, and at least one of whom must have appropriate professional qualifications or accounting or related financial management expertise. The Company currently has five independent Directors out of a total of eleven Directors. The standards for establishing independence set forth under either the Independent Director Guidance or the Listing Rules differ from those set forth in the NYSE Listed Company Manual.

《紐約交易所上市公司手冊》第303A.01款要求上市公司董事會大部分成員必須為獨立董事。本公司作為一家中國上市公司，應遵守《獨立董事指導意見》中要求至少三分之一的董事會成員為獨立董事的規定。本公司作為一家香港上市公司，還應遵守《上市規則》中要求公司的董事會成員中最少有三名獨立董事，並且至少其中一名應具備相應的專業資格或會計或相關財務管理專業知識的規定。本公司目前十一名董事中有五名為獨立董事。另外，《獨立董事指導意見》或《上市規則》所規定的獨立性標準也與《紐約交易所上市公司手冊》的規定不同。

Section 303A.03 of the NYSE Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. The Company is not required, under either the applicable PRC law or the applicable Hong Kong law, to hold such executive sessions.

《紐約交易所上市公司手冊》第303A.03款要求上市公司須定期安排僅非執行董事參加的會議。對此，適用的中國法律和香港法律皆無相應要求。

Section 303A.04 of the NYSE Listed Company Manual provides that listed companies must have a nominating/corporate governance committee composed entirely of independent directors. Currently, the Company does not have a nominating/corporate governance committee. The Company can choose to have one but is not required to have such a committee under either the applicable PRC law or Hong Kong law. Section 303A.04 of the NYSE Listed Company Manual also provides that the nominating/corporate governance committee of a listed company must have a written charter that addresses the committee's purpose and responsibilities, which include, among others, the development and recommendation of corporate governance guidelines to the listed company's board of directors. The Board is directly responsible for developing the Company's corporate governance guidelines.

《紐約交易所上市公司手冊》第303A.04款要求上市公司必須設立全部由獨立董事組成的提名／企業管治委員會。目前本公司未設立提名／企業管治委員會。本公司可以選擇設立，但依照中國法律或香港法律並不必須設立該委員會。《紐約交易所上市公司手冊》第303A.04款還規定提名／企業管治委員會必須制定其章程，列明委員會的宗旨及職責，包括制定有關企業管治指引並向上市公司董事會推薦等。本公司企業管治指引由董事會直接負責制定。

Section 303A.05 of the NYSE Listed Company Manual provides that listed companies must have a compensation committee composed entirely of independent directors. The remuneration and appraisal committee of the Company is composed of three independent Directors.

《紐約交易所上市公司手冊》第303A.05款要求上市公司必須設立全部由獨立董事組成的薪酬委員會。本公司的薪酬與考核委員會由三名獨立董事組成。

Section 303A.10 of the NYSE Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. As required under the Sarbanes-Oxley Act of 2002, the Company has adopted a code of ethics that is applicable to the Company's Directors, Supervisors, President, Chief Financial Officer and other senior managers.

《紐約交易所上市公司手冊》第303A.10款要求上市公司須制定及披露適用於董事、管理層及所有員工的商業操守及道德準則。本公司已按照《薩奧法案(二零零二年)》的要求制定了適用於本公司董事、監事、總經理、財務總監和其他高級管理人員的職業道德準則。

PRE-EMPTIVE RIGHTS

Under the articles of association of the Company and the PRC laws, no pre-emptive rights exist which require the Company to offer new shares to existing shareholders on a pro rata basis.

優先購股權

根據本公司章程及中華人民共和國法律，並無優先購股權條款要求本公司需按現有股東持股百分比，向現在股東出售新股。

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the Directors as at the latest practicable date prior to the issue of this Annual Report, the Directors believe that the Company has at all times during the year ended 31 December 2006 maintained the relevant applicable minimum percentage of listed securities as prescribed by Rule 8.08 of the Listing Rules.

足夠之公眾持股量

根據於本年報發出前之最後可行日期，本公司可公開所得的資料以及就董事所知悉，董事相信本公司已於截至二零零六年十二月三十一日止年度內之所有時間維持上市規則第8.08條規定的有關適用最低上市證券百分比。

SHAREHOLDINGS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Names, relevant information of and shares held by the Directors, the Supervisors and members of senior management of the Company during the year and as at 31 December 2006 are as follows:

董事、監事及高級管理人員持股情況

本公司本年度及截至二零零六年十二月三十一日董事、監事及高級管理人員姓名、有關資料及持股情況如下：

Name 姓名	Position 職務	Age 年齡	Number of listed A shares of the Company held – personal interest 所持本公司流通A股股數－個人權益	Capacity in which the A shares were held 所持A股身份	Effective date and expiry date of appointment 任期起止日期
Li Fenghua 李豐華	Chairman of the Board 董事長	57	5,000 (Note 1) 5,000(註釋1)	Beneficial Owner 實益擁有人	June 2004-June 2007 2004.6-2007.6
Cao Jianxiong* 曹建雄*	Director, President 董事、總經理	48	5,800 (Note 2) 5,800(註釋2)	Beneficial Owner 實益擁有人	June 2004-June 2007 2004.6-2007.6
Luo Chaogeng* 羅朝庚*	Directors 董事	57	5,000 (Note 1) 5,000(註釋1)	Beneficial Owner 實益擁有人	June 2005-June 2007 2004.9-2007.6
Wan Mingwu** 萬明武**	Director 董事	60	5,000 (Note 1) 5,000(註釋1)	Beneficial Owner 實益擁有人	June 2004-June 2007 2004.6-2007.6
Zhong Xiong 鍾 雄	Director 董事	61	2,800 (Note 3) 2,800(註釋3)	Beneficial Owner 實益擁有人	June 2004-June 2007 2004.6-2007.6
Luo Zhuping 羅祝平	Director, Secretary of the Board 董事、董事會秘書	54	8,800 (Note 4) 8,800(註釋4)	Beneficial Owner 實益擁有人	June 2004-June 2007 2004.6-2007.6
Hu Honggao 胡鴻高	Independent Non-executive Director 獨立董事	53	0	-	June 2004-June 2007 2004.6-2007.6
Peter Lok 樂鞏南	Independent Non-executive Director 獨立董事	70	0	-	June 2004-June 2007 2004.6-2007.6

Name 姓名	Position 職務	Age 年齡	Number of listed A shares of the Company held – personal interest 所持本公司流通A股股數－個人權益	Capacity in which the A shares were held 所持A股身份	Effective date and expiry date of appointment 任期起止日期
Wu Baiwang 吳百旺	Independent Non-executive Director 獨立董事	64	0	-	June 2004-June 2007 2004.6-2007.6
Zhou Ruijin 周瑞金	Independent Non-executive Director 獨立董事	68	0	-	June 2004-June 2007 2004.6-2007.6
Xie Rong 謝　榮	Independent Non-executive Director 獨立董事	55	0	-	June 2004-June 2007 2004.6-2007.6
Li Wenxin 李文新	Chairman of the Supervisory Committee 監事會主席	58	6,000 (Note 5) 6,000(註釋5)	Beneficial Owner 實益擁有人	June 2004-June 2007 2004.6-2007.6
Ba Shengji 巴勝基	Supervisor 監事	48	8,800 (Note 4) 8,800(註釋4)	Beneficial Owner 實益擁有人	June 2004-June 2007 2004.6-2007.6
Yang Xingen 楊新根	Supervisor 監事	54	3,600 (Note 6) 3,600(註釋6)	Beneficial Owner 實益擁有人	June 2004-June 2007 2004.6-2007.6
Yang Jie 楊　潔	Supervisor 監事	37	5,000 (Note 1) 5,000(註釋1)	Beneficial Owner 實益擁有人	June 2004-June 2007 2004.6-2007.6
Liu Jiashun 劉家順	Supervisor 監事	50	3,000 (Note 7) 3,000(註釋7)	Beneficial Owner 實益擁有人	June 2004-June 2007 2004.6-2007.6
Wu Jiuhong** 吳九洪**	- -	55	5,000 (Note 1) 5,000(註釋1)	Beneficial Owner 實益擁有人	June 2004-October 2006 2004.6-2006.10
Zhou Liguo** 周禮國**	- -	58	3,000 (Note 7) 3,000(註釋7)	Beneficial Owner 實益擁有人	June 2004-December 2006 2004.6-2006.12

Name 姓名	Position 職務	Age 年齡	Number of listed A shares of the Company held – personal interest 所持本公司流通A股股數－個人權益	Capacity in which the A shares were held 所持A股身份	Effective date and expiry date of appointment 任期起止日期
Zhang Jianzhong 張建中	Vice President 副總經理	52	0	-	June 2004-June 2007 2004.6-2007.6
Li Yangmin 李養民	Vice President 副總經理	44	3,000 (Note 7) 3,000(註釋7)	Beneficial Owner 實益擁有人	October 2005-June 2007 2005.10-2007.6
Tong Guozhao** 佟國照**	- –	48	5,000 (Note 1) 5,000(註釋1)	Beneficial Owner 實益擁有人	April 2005-October 2006 2005.4-2006.10
Fan Ru** 樊儒**	Vice President 副總經理	58	2,800 (Note 3) 2,800(註釋3)	Beneficial Owner 實益擁有人	November 2006-June 2007 2006.11-2007.6
Luo Weide 羅偉德	Chief Financial Officer 財務總監	51	3,000 (Note 7) 3,000(註釋7)	Beneficial Owner 實益擁有人	June 2004-June 2007 2004.6-2007.6

Note 1: representing approximately 0.001667% of the Company's total issued listed A shares as at 31 December 2006

Note 2: representing approximately 0.001933% of the Company's total issued listed A shares as at 31 December 2006

Note 3: representing approximately 0.000933% of the Company's total issued listed A shares as at 31 December 2006

Note 4: representing approximately 0.002667% of the Company's total issued listed A shares as at 31 December 2006

Note 5: representing approximately 0.002% of the Company's total issued listed A shares as at 31 December 2006

Note 6: representing approximately 0.001091% of the Company's total issued listed A shares as at 31 December 2006

Note 7: representing approximately 0.001% of the Company's total issued listed A shares as at 31 December 2006

*: Mr. Luo Chaogeng was no longer the President of the Company with effect from 12 October 2006 and Mr. Cao Jianxiong was appointed as the President of the Company with a term of office in line with that of the current session of the Board.

註釋1： 佔本公司於二零零六年十二月三十一日已發行流通A股總數約0.001667%

註釋2： 佔本公司於二零零六年十二月三十一日已發行流通A股總數約0.001933%

註釋3： 佔本公司於二零零六年十二月三十一日已發行流通A股總數約0.000933%

註釋4： 佔本公司於二零零六年十二月三十一日已發行流通A股總數約0.002667%

註釋5： 佔本公司於二零零六年十二月三十一日已發行流通A股總數約0.002%

註釋6： 佔本公司於二零零六年十二月三十一日已發行流通A股總數約0.001091%

註釋7： 佔本公司於二零零六年十二月三十一日已發行流通A股總數約0.001%

*: 羅朝庚先生自二零零六年十月十二日不再擔任本公司總經理職務，而曹建雄先生被委任為本公司總經理，任期與本屆董事會一致。

**: Mr. Wan Mingwu was no longer the Vice President of the Company with effect from 12 October 2006.

Each of Mr. Wu Jiuhong and Mr. Tong Guozhou was no longer the Vice President of the Company with effect from 25 October 2006.

Mr. Fan Ru was appointed as the Vice President of the Company with effect from 21 November 2006, with a term of office in line with that of the current session of the Board.

Mr. Zhou Liguo was no longer the Vice President of the Company with effect from 19 December 2006.

**: 萬明武先生自二零零六年十月十二日不再擔任本公司副總經理職務。

吳九洪先生和佟國照先生自二零零六年十月二十五日分別不再擔任本公司副總經理職務。

樊儒先生自二零零六年十一月二十一日被委任為本公司副總經理，任期與本屆董事會一致。

周禮國先生自二零零六年十二月十九日不再擔任本公司副總經理職務。

As at the date of this report, brief biographical details in respect of each of the Directors, Supervisors and senior management officers of the Company are as follows:

截至本報告日期，本公司董事、監事及高級管理人員簡歷如下：

Mr. Li Fenghua is the incumbent chairman of the Board, president and deputy party secretary of CEA Holding. Mr. Li joined the civil aviation industry in 1968 and was deputy head, and subsequently became head, of the 26th Fleet of the CAAC from 1987 to 1992. From 1992 to 1996, Mr. Li served as vice president, and then became president, of the Hubei branch of China Southern Airlines (Group). Since 1996, he became vice president of China Southern Airlines Company Limited and vice president of China Southern Airlines (Group). In 2000, Mr. Li became party secretary and vice president of China Southern Airlines Company Limited. From October 2002 to September 2004, he served as the president of the Company and vice president of CEA Holding. In September 2004, he became president and deputy party secretary of CEA Holding. Mr. Li graduated from the China Civil Aviation Senior Aviation School and holds the title of First Class Pilot.

李豐華先生為公司現任董事長、東航集團總裁、黨組副書記。李先生於一九六八年加入民航業。一九八七年至一九九二年任民航第二十六飛行大隊副大隊長、大隊長，一九九二年至一九九六年任中國南方航空(集團)公司湖北分公司副總經理、總經理，一九九六年起任中國南方航空股份有限公司副總經理、南方航空(集團)副總裁，二零零零年起任中國南方航空股份有限公司黨委書記、副總經理，二零零二年十月至二零零四年九月任本公司總經理，東航集團副總裁，二零零四年九月起任東航集團總裁、黨組副書記。李先生畢業於民航高級航校，具有一級飛行員職稱。

Mr. Cao Jianxiong is the Company's president and is currently an executive Director. Mr. Cao joined the civil aviation industry in 1982. From 1992, he served as president of Shanghai Eastern Airlines Development Company and in 1994 he became president of Eastern Airlines Futures Brokerage Company. In early 1996 he served as assistant president of the Company. From 1997, he served as vice president and chief financial officer of the Company. Since December 1999, he has served as vice president of CEA Group. Since October 2002, he served as vice president of CEA Holding, and he also was the party secretary of China Eastern Air Northwest Company from December 2002 to September 2004. Since October 2006, he has served as president of the Company. Mr. Cao graduated from the Civil Aviation Management Institute with a major in labour economics. Mr. Cao also received a master degree in global economics from Eastern China Normal University's Department of International Finance. Mr. Cao holds the title of Economist.

曹建雄先生為公司總經理，現任執行董事。曹先生於一九八二年加入民航業，一九九二年起任上海東方航空發展公司總經理，一九九四年起任東方航空期貨經紀公司總經理，一九九六年初任本公司總經理助理，一九九七年起任本公司副總經理、財務總監，一九九九年十二月份起任東方航空集團公司副總裁，二零零二年十月起任東航集團副總裁，二零零二年十二月至二零零四年九月兼任中國東方航空西北公司黨委書記，二零零六年十月起任本公司總經理。曹先生畢業於民航管理幹部學院勞動經濟專業和華東師範大學國際金融系世界經濟專業，並獲得經濟學碩士學位。曹先生具有經濟師職稱。

Mr. Luo Chaogeng is currently an Executive Director of the Company. Mr. Luo joined the civil aviation industry in 1970. Mr. Luo was a flight mechanic of the instructing team of the Lanzhou Civil Aviation Administration Bureau from August 1970 to August 1972. From August 1972 to March 1989, he was the flight mechanic of the 8th Civil Aviation Flight Team. From March 1989 to August 1994, he was the deputy commissar, commissar and party secretary of the Xi'an Flight Team of China Northwest Airlines. From August 1994 to October 1996, he was the party secretary of the aircraft maintenance plant of China Northwest Airlines. From October 1996 to March 1997, he was the party secretary and deputy general manager of the aircraft maintenance base of China Northwest Airlines. From March 1997 to December 2000, he was the deputy director of the Civil Aviation Administration Bureau of China Northwest Airlines. From December 2000 to November 2001, Mr. Luo was the general manager of Yunnan Airlines and the director and deputy party secretary of Civil Aviation Administration Bureau of Yunan. From November 2001 to September 2002, he was the general manager and deputy party secretary of Yunnan Airlines. From September 2002 to present, he has been the party constitution member and vice president of CEA Holding. From September 2002 to September 2004, he has also been serving concurrently as the general manager of Yunan Airlines. From September 2004 to the present, he has been the party constitution member and vice president of China Airlines Group Company, and from September 2004 to October 2006 was President and deputy party secretary of China Airlines Corporation Limited. From September 1998 to June 2001, Mr. Luo studied a post-graduate course for incumbent leading cadres in professional economics and management at the Central Party School of Shaanxi. Mr. Luo has first class competency in flight mechanics.

羅朝庚先生為公司現任執行董事。羅先生於一九七零年加入民航業。羅先生於一九七零年八月至一九七二年八月任民航蘭州管理局教導隊飛行機械員；一九七二年八月至一九八九年三月任民航第八飛行大隊飛行機械員、副教導員；一九八九年三月至一九九四年八月任中國西北航空公司西安飛行大隊副政委、政委、黨委書記。羅先生於一九九四年八月至一九九六年十月任中國西北航空公司飛機維修廠黨委書記；一九九六年十月至一九九七年三月任中國西北航空公司飛機維修基地黨委書記、副總經理；一九九七年三月至二零零零年十二月任民航西北管理局副局長。羅先生於二零零零年十二月至二零零一年十一月任雲南航空公司總經理、民航雲南省管理局局長、黨委副書記；二零零一年十一月至二零零二年九月任雲南航空公司總經理、黨委副書記；二零零二年九月至今任東航集團黨組成員、副總裁，二零零二年九月至二零零四年九月兼任中國東方航空雲南公司總經理；二零零四年九月至今任中國東方航空集團公司黨組成員、副總裁，二零零四年九月至二零零六年十月任中國東方航空股份有限公司總經理、黨委副書記。羅朝庚先生於一九九八年九月至二零零一年六月曾在中央黨校陝西省在職領導幹部研究生班經濟管理專業學習，羅先生具有一級飛行機械員職稱。

Mr. Wan Mingwu is currently an Executive Director of the Company. Mr. Wan joined the civil aviation industry in 1968. From 1983 to 1990 he was the deputy section chief and section chief of the cadre section of the political department of the CAAC Shenyang Bureau. From 1990 to 1992 he was the section chief of the personnel section of China Northern Airlines. From 1992 to 1995 he was the deputy party secretary of China Northern Airlines and from 1995 to 2000 he was the party secretary of China Northern Airlines. From December 2000 to October 2006 he was the party secretary and vice president of the Company. Mr. Wan graduated from Civil Aviation Mechanics Vocational School. Mr. Wan is a college graduate and holds the title of Senior Political Work Instructor.

萬明武先生為公司現任執行董事。萬先生於一九六八年加入民航業，一九八三年至一九九零年任民航瀋陽管理局政治部幹部處副處長、處長，一九九零年至一九九二年任中國北方航空公司人事勞動處處長，一九九二年至一九九五年任中國北方航空公司黨委副書記，一九九五年至二零零零年任中國北方航空公司黨委書記，二零零零年十二月至二零零六年十月任中國東方航空股份有限公司黨委書記、副總經理。萬先生畢業於民航機械專科學校，具有大專學歷、高級政工師職稱。

Mr. Zhong Xiong is currently a Non-executive Director of the Company. Mr. Zhong joined the civil aviation industry in 1970. From 1986 to 1988, he was vice president of Transportation Services Company of the CAAC Shanghai Bureau and was president of the sales and transportation department of China Eastern Airlines from 1988 to 1992. From 1992 to April 1995, he was vice president of China Eastern Airlines. From May 1995 to April 2002, Mr. Zhong has been vice president of the Company, and was the Chairman of the workers' union of CEA Holding from April 2002 to March 2006. He graduated in 1970 from the English Department of Liaoning Teacher's College and holds the title of Economist.

鍾雄先生為公司現任非執行董事。鍾先生於一九七零年加入民航業，一九八六年至一九八八年任民航上海管理局運輸服務公司副經理，一九八八年至一九九二年任中國東方航空公司營運部經理，一九九二年至一九九五年四月任中國東方航空公司副總經理，一九九五年五月至二零零二年四月任本公司副總經理。二零零二年四月至二零零六年三月任東航集團工會主席。鍾先生一九七零年畢業於遼寧師範學院英語專業，具有高級經濟師職稱。

Mr. Luo Zhuping is an Executive Director of the Company, the secretary of the Board and the head of the secretariat of the Board. Mr. Luo joined CEA in 1988. He was deputy chief and then chief of the enterprise management department of China Eastern Airlines from 1992 to 1997. He was deputy head of the share system office from 1993 to 1996. In 1997, he became the secretary of the Board and the head of the secretariat of the Board. He became a Director of the Company in June 2004. Mr. Luo graduated from the Faculty of Philosophy and the Faculty of Law of Anhui University in 1979 and 1985, respectively. In 1994, Mr. Luo received a Master degree from the Economics Department of Eastern China Normal University, majoring in global economics. In 1998, he participated in the training programme for senior managers of large state-owned enterprises organised in the U.S.A. by the State Economic and Trade Commission and Morgan Stanley.

羅祝平先生現任公司執行董事、董事會秘書、董事會秘書室主任。羅先生於一九八八年加入東航。一九九二年至一九九七年歷任中國東方航空公司企業管理處副處長、處長，一九九三年至一九九六年任股份制辦公室副主任，一九九七年起任中國東方航空股份有限公司董事會秘書、董事會秘書室主任，二零零四年六月當選公司董事。羅先生一九七九年畢業於安徽大學哲學系，一九八五年畢業於安徽大學法學專業，一九九四年獲得華東師範大學經濟學世界經濟專業碩士研究生學歷，一九九八年參加國家經濟貿易委員會與摩根士丹利公司在美國舉辦的國家大型企業高級管理人員培訓班。

Mr. Hu Honggao was appointed as an independent non-executive Director of the Company in 1996. He is the vice dean and professor of the School of Law at Fudan University as well as the head of the Civil and Commercial Law Research Centre of Fu Dan University, supervising doctoral students majoring in civil and commercial law at Fu Dan University. He is also a senior lawyer at the Shanghai Shen Yang Law Office. Mr. Hu is a managing director of China Commercial Law Research Society, a managing director of China Economic Law Research Society (中國經濟法研究會常務理事), a member of the Legislative Consultation Committee of the Shanghai Municipal Government, a member of the Legislative Profession Consultation Committee of the Shanghai Standing Committee of the People's Congress (上海市人大常委會立法專家諮委會委員) vice chairman of the Shanghai Economic Law Research Society and an arbitrator of the Shanghai Arbitration Committee.

胡鴻高先生於一九九六年獲委任為公司獨立非執行董事。胡先生現任復旦大學法學院副院長兼復旦大學民商法研究中心主任、教授，復旦大學民商法專業博士生導師。胡先生在上海申陽律師事務所兼任資深高級律師。胡先生亦為中國商法學研究會常務理事、中國經濟法研究會常務理事、上海市政府立法諮詢委員會成員、上海市人大常委會立法專家諮委會委員、上海市經濟法研究會副會長、上海仲裁委員會仲裁員。

Mr. Peter Lok was appointed as an independent non-executive Director of the Company in 1998. Mr. Lok went to the College of Air Traffic Control in England for further studies after joining the Hong Kong Civil Aviation Department in December 1956. He studied air transport, air accident investigation and administration and management of civil aviation in England from 1968 to 1973. In 1982, he became assistant director of the Hong Kong Civil Aviation Department. From 1985, during his time in office at the air services division of the Hong Kong Civil Aviation Department, he participated in negotiations with various countries regarding air traffic rights. He became deputy director in 1988, and subsequently became director in 1990 of the Hong Kong Civil Aviation Department. Mr. Lok retired in 1996 and has served as a consultant at the Flights Standards Department of the CAAC. Mr. Lok is the first Chinese director of the Hong Kong Civil Aviation Department and was at one time an instructor at the College of Air Traffic Control of Hong Kong.

樂鞏南先生於一九九八年獲委任為公司獨立非執行董事。樂先生一九五六年十二月加入香港民航處後前往英國航空管制學院航空管制專業深造。一九六八年至一九七三年前往英國學習航空運輸、航空意外調查及民航行政管理，一九八二年任香港民航處助理處長，一九八五年起在香港民航處航班事務分處任職，期間曾參與與多國的航權商談。一九八八年起任香港民航處副處長，一九九零年任香港民航處處長，一九九六年退休。樂先生曾任中國民航總局飛行標準司顧問。樂先生是香港首任華人民航處長，曾為香港民航航管學院導師。

Mr. Wu Baiwang was appointed as an independent non-executive Director of the Company in 1998. Mr. Wu joined the civil aviation industry in 1959 and was deputy fleet leader and subsequently became fleet leader of the 12th Fleet of the CAAC from 1976 to 1984. From 1984 to 1992, Mr. Wu was deputy head and subsequently became head of the CAAC Jilin Bureau. From 1992 to 1995, Mr. Wu was the head and party secretary of the CAAC Northeastern Bureau. From September 1995 to 1998, he became president of China General Aviation Corporation. He was the party secretary and vice president of Guangzhou Baiyun International Airport Group Company and the Chairman of the Board of Directors of Guangzhou Baiyun International Airport Company Limited from 1998 to September 2003. Mr. Wu graduated from Chinese Civil Aviation School in 1965 and holds the title of First Class Pilot.

吳百旺先生於一九九八年獲委任為公司非執行獨立董事。吳先生一九五九年加入民航業，一九七六年至一九八四年任民航第十二飛行大隊副大隊長、大隊長。一九八四年至一九九二年任民航吉林省局副局長、局長，一九九二年至一九九五年任民航東北管理局局長、黨委書記，一九九五年九月至一九九八年任中國通用航空公司總經理，一九九八年至二零零三年九月任廣州白雲國際機場集團公司黨委書記、副總裁，廣州白雲國際機場股份有限公司董事長。吳先生一九六五年畢業於民航飛行學院，具有一級飛行員職稱。

Mr. Zhou Ruijin was appointed as an independent non-executive director of the Company in 2000. Mr. Zhou was deputy editor-in-chief and the East China regional director of the People's Daily. From 1988 to 1993 Mr. Zhou was the party secretary and deputy editor-in-chief of the Liberation Daily. From April 1993 to 1996 he was deputy editor-in-chief of the People's Daily and from 1996 to 2000 he was deputy editor-in-chief and the East China regional director of the People's Daily. After retired, he became Vice chairman of the China Productivity Council and Chairman of the Shanghai Productivity Council. Mr. Zhou graduated from the journalism department of Fudan University in 1962.

周瑞金先生於二零零零年獲委任為公司獨立非執行董事。周先生為《人民日報》原副總編輯、華東分社社長。周先生於一九八八年至一九九三年任《解放日報》黨委書記、副總編輯，一九九三年四月至一九九六年任《人民日報》副總編輯，一九九六年至二零零零年任《人民日報》副總編輯、華東分社社長，退休後任中國生產力學會副會長、上海生產力學會會長。周先生於一九六二年畢業於復旦大學新聞系。

Mr. Xie Rong was appointed as an independent non-executive Director of the Company in 2003. Mr. Xie is a certified accountant in the PRC. He is the deputy head of Shanghai National Accounting Institute. He taught at the faculty of accounting of Shanghai University of Finance and Economics from December 1985 to March 1997, and had been an assistant professor, a professor, a doctorate-tutor and the deputy dean of the faculty. Mr. Xie was a partner of KPMG Huazhen from December 1997 to October 2002, and has, since October 2002, been the deputy head of Shanghai National Accounting Institute. Mr. Xie graduated from Shanghai University of Finance and Economics and has a doctorate degree in Economics.

謝榮先生於二零零三年獲委任為公司獨立非執行董事。謝先生現任上海國家會計學院副院長，具有中國註冊會計師資格。謝先生一九八五年十二月至一九九七年三月任教於上海財經大學會計系，曾任副教授、教授、博士生導師和會計學系副主任。一九九七年十二月至二零零二年十月，任畢馬威華振會計師事務所合夥人。二零零二年十月起任上海國家會計學院副院長。謝先生畢業於上海財經大學，獲得經濟學博士學位。

Mr. Li Wenxin is currently chairman of the Company's supervisory committee ("Supervisory Committee"). Mr. Li joined the civil aviation industry in 1970. From 1992 to 1995 he was the secretary of the disciplinary committee of China General Aviation Company. From 1995 to 1996 he was deputy party secretary of China General Aviation Corporation. From 1996 to 1998 he was deputy president of China General Aviation Corporation and from February 1998 to June 2000, he assumed the post of party secretary and executive deputy president of the Shanxi branch of the Company. From June 2000 to September 2002, he served as deputy party secretary and secretary of the disciplinary committee of CEA Group. From October 2002 to August 2006, he served as party secretary and vice president of CEA Holding. He has been the Chairman of the Supervisory Committee since June 2000. Mr. Li received university education and is a qualified Senior Political Work Instructor.

李文新先生為現任本公司監事會(「監事會」)主席。李先生於一九七零年加入民航業。一九九二年至一九九五年任中國通用航空公司紀委書記，一九九五年至一九九六年任中國通用航空公司黨委副書記，一九九六年至一九九八年任中國通用航空公司副總經理，一九九八年二月至二零零零年六月任中國東方航空股份有限公司山西分公司黨委書記、常務副總經理，二零零零年六月至二零零二年九月任東方航空集團公司黨委副書記、紀委書記。二零零二年十月至二零零六年八月任東航集團黨組書記、副總裁。二零零零年六月至今任本公司監事會主席。李先生具有大學學歷，高級政工師資格。

Mr. Ba Shengji is currently a Supervisor. Mr. Ba joined the civil aviation industry in 1978. From 1980, Mr. Ba was an accountant at the Department of Finance of the CAAC Shanghai Bureau. From 1988, he served as the section head of the Department of Finance of China Eastern Airlines. In 1993, Mr. Ba became the deputy head of the Department of Finance of China Eastern Airlines. In March 1997, Mr. Ba became the chief officer of the auditing office of the Company. From December 1997 to September 2002, he served as the head of CEA Group's auditing department. From October 2002 to November 2006, he served as the head of CEA Holding's auditing department, and from January 2003 to November 2006, he concurrently served as the chief of CEA Holding's disciplinary committee's administrative office. Since November 2006, Mr. Ba has served as the secretary of the disciplinary committee of the Company. Mr. Ba received university education and is a qualified auditor.

巴勝基先生為公司現任監事。巴先生於一九七八年加入民航業，一九八零年任民航上海管理局財務處會計，一九八八年任中國東方航空公司財務處科長，一九九三年任中國東方航空公司財務處副處長，一九九七年三月起任中國東方航空股份有限公司審計室主任，一九九七年十二月至二零零二年九月任東方航空集團公司審計部部長，二零零二年十月至二零零六年十一月起任東航集團審計部部長，二零零三年一月至二零零六年十一月兼任東航集團紀委辦公室主任。二零零六年十一月起任本公司紀委書記。巴先生具有大學學歷，審計師資格。

Mr. Yang Xingen is currently a Supervisor. Mr. Yang was the deputy political committee member of the 1st flying battalion and political committee member of the 2nd battalion of 105th Regiment, 35th Division from July 1980 to July 1986. From July 1986 to October 1997, he was the party branch secretary and manager of China Eastern Airlines Advertisement Service Company, respectively. From October 1997 to April 2000, he was the party deputy secretary, secretary for the disciplinary committee and political director of the Shanghai flying squadron of the Company. From April 2000 to August 2002, he was the deputy secretary of the disciplinary committee cum director of the office of discipline committee and director of the supervision office. From August 2002 to October 2005, he has been the deputy secretary for the disciplinary committee of the Company. Since October 2005, he has been the party secretary and vice president of Jiangxi branch of the Company. Mr. Yang has been educated to the tertiary level. He was graduated from the faculty of mechanics of the Air Force Second Aviation Mechanics School.

楊新根先生為公司現任監事。楊先生於一九八零年七月至一九八六年七月任空軍35師105團飛行一大隊副政委、二大隊政委。一九八六年七月至一九九七年十月任東方航空廣告服務公司黨支部書記、經理。一九九七年十月至二零零零年四月任本公司上海飛行隊黨委副書記、紀委書記、政治處主任。二零零零年四月至二零零二年八月任中國東方航空股份有限公司紀委副書記兼紀委辦公室主任、監察室主任。二零零二年八月至二零零五年十月任本公司紀委副書記。二零零五年十月至今任本公司江西分公司黨委書記、副總經理。楊先生具有大專學歷，畢業於空軍第二航空機務學校機械系。

Ms. Yang Jie is currently a Supervisor. Ms. Yang joined the civil aviation industry in 1992. From 1996 to 1998 she was the electronic technology supervisor of the technology office and Communist Youth League secretary of the overhaul department at the aircraft maintenance base of the Company. From 1998 to September 2000 she was Communist Youth League deputy secretary of the aircraft maintenance base of the Company. She was the deputy secretary of the Company's Communist Youth League from September 2000 to July 2002, and the secretary of the Company's Communist Youth League from August 2002 to January 2003. Since January 2003, she has been the secretary of the Communist Youth League of CEA Holding, as well as the secretary of the Communist Youth League of the Company. Ms. Yang graduated with a major in aviation electronics from the China Civil Aviation Academy and a major in Business Administration from Sunny Management Academy(旭日管理學院工商管理) at Donghua University and she received a master degree in Business Administration. She is also a qualified engineer.

楊潔女士為公司現任監事。楊女士於一九九二年加入民航業，一九九六年至一九九八年任中國東方航空股份有限公司飛機維修基地大修部技術室電子技術主管、大修部團委書記，一九九八年至二零零零年九月任中國東方航空股份有限公司飛機維修基地團委副書記，二零零零年九月至二零零二年七月任中國東方航空股份有限公司團委副書記，二零零二年八月至二零零三年一月任中國東方航空股份有限公司團委書記，二零零三年一月至今任東航集團團委書記兼任本公司團委書記。楊女士畢業於中國民航學院航空電子專業和東華大學旭日管理學院工商管理專業，獲工商管理碩士學位，具有工程師資格。

Mr. Liu Jiashun has been a Supervisor of the Company since 2000. From 1993 to 1999 Mr. Liu was party secretary, deputy president and secretary of the disciplinary committee secretary of China Aviation Fuel Hainan Company, as well as chairman of the board and president of Hainan Nanyang Air Transport Co., Ltd. From 1997 to 1999 he was also in charge of fuel supply engineering at Haikou's Meilan Airport and served as director of Meilan Airport Co., Ltd. and vice chairman of the board and president of Meilan Industrial Co., Ltd. From 1999 to 2000 he was deputy party secretary of China Aviation Fuel East China Company and he is currently deputy party secretary and secretary of the disciplinary committee of the East China branch of China Aviation Fuel Company. Mr. Liu received post-graduate education and is qualified as a political work instructor.

劉家順先生二零零零年至今任本公司監事。劉先生於一九九三年至一九九九年擔任中國航空油料海南公司黨委書記、副總經理、紀委書記，同時擔任海南南洋航空運輸有限公司董事長、總經理，一九九七年至一九九九年還同時擔任海口美蘭機場供油工程總指揮長、美蘭機場有限責任公司董事和美蘭實業有限公司副董事長、總經理，一九九九年至二零零零年任中國航空油料華東公司黨委副書記，現任中國航空油料華東公司黨委副書記、紀委書記。劉先生具有研究生學歷，政工師資格。

Mr. Wu Jiuhong was a vice president of the Company. Mr. Wu joined the civil aviation industry in 1971. From 1968 to 1971 he served in the 60th division under the 20th army. From 1971 to 1973 he studied aviation machinery at the Civil Aviation College. From 1973 to 1981 he was with the 18th Fleet of the CAAC's 2nd General Fleet. From 1985 to 1988 he served as Communist Youth League secretary and deputy head of the political department of the CAAC Jiangxi Bureau. From 1988 to 1995 he concurrently served as deputy party secretary and disciplinary committee secretary of the Cabin Service Department of China Eastern Airlines. From 1995 to 1997 he served as head of the Company's publicity department. From 1997 to 2002, he served as party secretary and executive vice president of the Company's Jiangxi branch. From April 2002 to October 2006 he was vice president of the Company. He also served as the party secretary of China Eastern Air Northwest Company from September 2004 to November 2005. Mr. Wu received post-graduate education and is a qualified senior political work instructor.

吳九洪先生曾任公司副總經理。吳先生於一九七一年加入民航業。一九六八年至一九七一年在陸軍二十軍六十師服役，一九七一年至一九七三年為民航飛行專科學校飛行機械學員，一九七三年至一九八一年工作於民航第二飛行總隊十八大隊，一九八五年至一九八八年歷任民航江西省局團委書記、政治部副主任，一九八八年至一九九五年任中國東方航空公司客艙服務部黨委副書記兼紀委書記，一九九五年至一九九七年任中國東方航空股份有限公司宣傳部長，一九九七年至二零零二年任中國東方航空股份有限公司江西分公司黨委書記兼常務副總經理，二零零二年四月至二零零六年十月任中國東方航空股份有限公司副總經理，二零零四年九月至二零零五年十一月兼任中國東方航空西北公司黨委書記。吳先生具有研究生學歷、高級政工師資格。

Mr. Zhou Liguo was a vice president of the Company. He joined the civil aviation industry in 1981, and attended the Air Force Changchun First Reserve Flight School from 1966 to 1967 and the Air Force Harbin First Navigation School from 1967 to 1969. Mr. Zhou performed his military service with the 34th Division of the Air Force from 1969 to 1981, and served as squadron leader in the 5th Fleet of the Civil Aviation from 1984 to 1988. Mr. Zhou was deputy fleet leader of China Eastern Airlines' Shanghai Fleet from 1988 to 1992, and leader of the said fleet from 1992 to 1997. From 1997 to 2000, he served as general manager and deputy party secretary of the Company's General Flight Department. In 2000 he became assistant president of the Company, and from 2000 to 2003 he served as president and deputy party secretary of China Cargo Airlines Limited. Mr. Zhou was the Company's chief economic official from December 2003 to April 2004. He served as a vice president of the Company from April 2004 to December 2006. Mr. Zhou received university education and holds the title of First Class Pilot.

周禮國先生曾任公司副總經理。周先生於一九八一年加入民航業。一九六六年至一九六七年為空軍長春第一預備飛行學校學員，一九六七年至一九六九年為哈爾濱第一航校學員，一九六九年至一九八一年在空軍三十四師服役，一九八四年至一九八八年任民航第五飛行大隊中隊長，一九八八年至一九九二年任中國東方航空公司上海飛行大隊副隊長，一九九二年至一九九七年任中國東方航空公司上海飛行大隊隊長，一九九七年至二零零零年任中國東方航空股份有限公司飛行部總經理兼黨委副書記，二零零零年任中國東方航空股份有限公司總經理助理，二零零零年至二零零三年任中國貨運航空有限公司總經理、黨委副書記。二零零三年十二月至二零零四年四月任中國東方航空股份有限公司總經濟師，二零零四年四月至二零零六年十二月任中國東方航空股份有限公司副總經理。周先生具有大學學歷、一級飛行員職稱。

Mr. Zhang Jianzhong is a vice president of the Company. Mr. Zhang joined the civil aviation industry in 1982. From April 1982 to December 1987, he was an assistant of the CAAC Shanghai Planning Bureau. From December 1987 to April 1990, he was the deputy director of the planning department of Shanghai Hongqiao International Airport. From April 1990 to January 1996, he was the director of the planning department of China Eastern Airlines. From January 1996 to April 1999, he was the manager of the sales and marketing department of the Company. From April 1999 to April 2003, he was the assistant to the president of the Company. From September 2000 to December 2001, he served concurrently as the director of the office of strategic study of the Company. From December 2001 to May 2003, he served concurrently as the general manager of the computer information centre of the Company. From April 2003 to June 2004, he was the chief economic official of the Company. From May 2003 to June 2004, he served concurrently as the general manager of the sales and marketing department of the Company. From June 2004 to the present, he has been a vice president of the Company. Mr. Zhang graduated from the Faculty of Mechanical Engineering of Zhejiang University and also Economics and Management at Fudan University from which he obtained a master degree.

張建中先生為公司副總經理。張先生於一九八二年加入民航業。一九八二年四月至一九八七年十二月任民航上海管理局計劃處助理員；一九八七年十二月至一九九零年四月任上海虹橋國際機場計劃處副處長。一九九零年四月至一九九六年一月任東方航空公司計劃處處長。一九九六年一月至一九九九年四月任本公司市場經營部經理。一九九九年四月至二零零三年四月任本公司總經理助理，二零零零年九月至二零零一年十二月兼任公司戰略研究室主任、二零零一年十二月至二零零三年五月兼任公司電腦資訊中心總經理。二零零三年四月至二零零四年六月任本公司總經濟師，二零零三年五月至二零零四年六月兼任本公司市場營銷部總經理。二零零四年六月至今任本公司副總經理。張先生畢業於浙江大學機械系和復旦大學經濟管理專業，並獲得碩士學位。

Mr. Tong Guozhao was a vice president of the Company. Mr. Tong joined the civil aviation industry in 1980. From January 1980 to May 1992, Mr. Tong had been the deputy pilot, chief pilot and captain of the flight team of Urumqi Civil Aviation Bureau. From May 1992 to April 1997, he had been the captain, sub-team leader, deputy squadron leader and squadron leader of the Shanghai Flight Team of China Eastern Airlines. From April 1997 to May 1998, he was a vice president of the Shanghai Flight Team of the Company. From May 1998 to March 2001, he was the president of the Safety Monitoring Department of the Company. From March 2001 to January 2004, he was the president of the Anhui branch company of the Company. From January 2004 to September 2004, he was the president and deputy party secretary of the China Cargo Airlines Corporation Limited. From September 2004 to April 2005, he was the assistant to the president of the Company cum president of the Operation Control Centre. From April 2005 to October 2006, he served as the vice president of the Company. Mr. Tong graduated from the Civil Aviation School and Anhui School of Business and Administration (安徽工商管理學院). He received a master degree in business administration and holds the title of Second Class Pilot.

佟國照先生曾任公司副總經理。佟先生於一九八零年加入民航業。佟先生一九八零年一月至一九九二年五月任烏魯木齊民航局飛行大隊副駕駛、正駕駛、機長，一九九二年五月至一九九七年四月任東方航空公司上海飛行隊機長、分隊長、副中隊長、中隊長，一九九七年四月至一九九八年五月任本公司上海飛行隊副總經理，一九九八年五月至二零零一年三月任本公司安全監察部總經理，二零零一年三月至二零零四年一月任中國東方航空股份有限公司安徽分公司總經理，二零零四年一月至二零零四年九月任中國貨運航空股份有限公司總經理、黨委副書記，二零零四年九月至二零零五年四月任本公司總經理助理兼運行控制中心總經理，二零零五年四月至二零零六年十月任本公司副總經理。佟先生畢業於民航飛行學院和安徽工商管理學院，獲工商管理碩士學位，具有二級飛行員職稱。

Mr. Li Yangmin is a vice president of the Company. Mr. Li joined the civil aviation industry in 1985. From July 1985 to October 1996, he was the Deputy Head of the aircraft maintenance workshop (飛機維修廠車間), Head of technology office and secretary of the workshop branch of Northwest Company (西北航空公司). From October 1996 to June 2002, he was the deputy general manager of the aircraft maintenance base and the manager of air route department (航線部) of Northwest Company (西北航空公司). From June 2002 to March 2004, he was the general manager of the aircraft maintenance base of China Eastern Air Northwest Company. From March 2004 to October 2005, he was the Vice President and a member of the standing committee to the party committee of China Eastern Air Northwest Company. Since October 2005, he has been Deputy General Manager of the Company. Mr. Li is a university graduate from China Civil Aviation Academy. He is a qualified senior engineer.

李養民先生為公司副總經理。李先生於一九八五年加入民航業。一九八五年七月至一九九六年十月任西北航空公司飛機維修廠車間副主任、技術室主任、車間支部書記等；一九九六年十月至二零零二年六月任西北航空公司飛機維修基地副總經理兼航線部經理； 二零零二年六月至二零零四年三月 任中國東方航空西北公司飛機維修基地總經理； 二零零四年三月至二零零五年十月任中國東方航空西北公司副總經理、黨委常委。 二零零五年十月起任本公司副總經理。 李先生具有大學學歷，業於中國民航學院，具有高級工程師資格。

Mr. Fan Ru is the Company's vice president. Mr. Fan started his civil aviation career in 1966. He was a deputy fleet leader of China Eastern Airlines' Shanghai Fleet since 1988 and was the head of aviation technology management office of China Eastern Airlines since 1995. He was appointed as the deputy chief pilot and the head of aviation technology management office of the Company since 1997. He was the chief pilot of the Company from 1999 to November 2006, and was appointed as the vice president of the Company since November 2006. Mr. Fan graduated from Advanced Aviation School for professional flying. He has received tertiary education and has obtained first class technical qualifications for pilots.

樊儒先生為公司副總經理。樊先生於一九六六年加入民航業。一九八八年起任東方航空公司上海飛行大隊副大隊長，一九九五年起任東方航空公司飛行技術管理處處長，一九九七年起任本公司副總飛行師兼飛行技術管理處處長，一九九九年至二零零六年十一月任本公司總飛行師，二零零六年十一月起任本公司副總經理。樊先生畢業於民航高級航校飛機駕駛專業，大專學歷，樊先生具有一級飛行員專業技術資格。

Mr. Luo Weide is the Company's chief financial officer. In 1976 Mr. Luo began his military service at the Air Force in Liuan Airport. From 1979 to 1991 he successively served as department head and deputy head of the Putuo branch of the Shanghai Municipal Tax Bureau. From 1991 to 1993 he concurrently served as head of the finance bureau and the state asset bureau of Putuo District, Shanghai. From 1993 to 1998 he successively served as deputy chief accountant, chief accountant and executive deputy president of Shanghai Jinqiao (Group) Co., Ltd. From 1998 to 2000, he was vice president of Shanghai Pudong Development (Group) Co., Ltd. and chairman of the board and president of Pudong Finance Company. Since 2000 he has been chief financial officer of the Company. Mr. Luo graduated from the Sino-European International Business School in 1999 with a Master's degree in business administration. He holds the titles of Senior Accountant and Senior Economist.

羅偉德先生為公司財務總監。羅先生於一九七六年加入空軍航空兵六安機場服役，一九七九年至一九九一年歷任上海市稅務局普陀分局科長、副局長，一九九一年至一九九三年任上海市普陀區財政局局長兼國資局局長，一九九三年至一九九八年歷任上海金橋(集團)有限公司副總會計師、總會計師、常務副總經理，一九九八年至二零零零年任上海浦東發展(集團)有限公司副總裁、浦東財務公司董事長兼總經理，二零零零年起任中國東方航空股份有限公司財務總監。羅先生一九九九年畢業於中歐國際工商學院，獲工商管理碩士學位，具有高級會計師、高級經濟師職稱。

Each of the independent non-executive Directors has issued a confirmation in respect of the factors set out in Rule 3.13 of the Listing Rules concerning his independence pursuant to Rule 3.15 of the Listing Rules. The Company considers all of the independent non-executive Directors to be independent.

根據上市規則第3.15條，獨立非執行董事已根據上市規則第3.13條所載有關獨立性的規定出具確認函。本公司認為各獨立非執行董事均具有獨立性。

CHANGES IN THE MEMBERS OF THE BOARD OF DIRECTORS AND MANAGEMENT PERSONNEL

On 12 October 2006, the fourth session of the Board held the twenty-fourth meeting for 2006 to resolve by written resolution that Mr. Cao Jianxiong be appointed as President of the Company with a term of office in line with that of the current session of the Board, and that Mr. Luo Chaogeng would cease to be President of the Company and Mr.Wan Mingwu would cease to be Vice President of the Company. Mr. Cao Jianxiong would be redesignated as Executive Director of the Company, and both Mr. Luo Chaogeng and Mr. Wan Mingwu would remain as Directors of the Company.

On 25 October 2006, the fourth session of the Board held the twenty-fifth meeting for 2006 to resolve by written resolution that Mr. Wu Jiuhong and Mr. Tong Guozhao be removed as Vice President of the Company.

On 21 November 2006, the fourth session of the Board held the twenty-sixth meeting for 2006 to resolve by written resolution that, based on the nomination by Mr. Cao Jianxiong, President of the Company, Mr. Fan Ru be appointed as the Vice President of the Company to be in charge of aviation operations, with a term of office in line with that of the current session of the Board.

On 19 December 2006, the fourth session of the Board held the twenty-seventh meeting for 2006 to resolve by written resolution that Mr. Zhou Liguo would cease to be Vice President of the Company.

董事會和管理層人事變動情況

二零零六年十月十二日，本公司第四屆董事會二零零六年度第24次會議以簽字表決的方式通過決議，同意聘任董事曹建雄先生擔任公司總經理，任期與本屆董事會一致；同意羅朝庚先生不再擔任公司總經理，萬明武先生不再擔任公司副總經理。曹建雄先生調任為本公司執行董事，而羅朝庚先生及萬明武先生均會繼續擔任本公司董事。

二零零六年十月二十五日，本公司第四屆董事會二零零六年度第25次會議以簽字表決的方式通過決議，解除吳九洪先生和佟國照先生的副總經理職務。

二零零六年十一月二十一日，本公司第四屆董事會二零零六年度第26次會議以簽字表決的方式通過決議，根據公司總經理曹建雄先生的提名，決定聘任樊儒先生為公司副總經理，分管飛行業務，任期與本屆董事會一致。

二零零六年十二月十九日，本公司第四屆董事會二零零六年度第27次會議以簽字表決的方式通過決議，同意周禮國先生不再擔任公司副總經理。

SHAREHOLDINGS OF DIRECTORS, CHIEF EXECUTIVE, SUPERVISORS AND SENIOR MANAGEMENT

Save as disclosed above, as at 31 December 2006, none of the Directors, chief executives, Supervisors or members of the Company's senior management and their respective associates had any other interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including any interest or short position which any of such Directors, chief executives, Supervisors or members of the Company's senior management and their respective associates were taken or deemed to have under such provisions of the SFO) and as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO, or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules (which shall be deemed to apply to the Supervisors to the same extent as it applied to the Directors).

In 2006 and as at 31 December 2006, none of the Directors, chief executives, Supervisors, senior management of the Company and/or any of their spouses or children under the age of eighteen were granted any right, and the Company had not made any arrangement enabling any of them, to subscribe for share capital or debt securities of the Company.

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

No Director or Supervisor has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

None of the Directors or Supervisors had a material interest directly or indirectly in any contract of significance to which the Company or any of its subsidiaries was a party during the year (the term 'contract of significance' having the meaning ascribed thereto in paragraph 15 of Appendix 16 to the Listing Rules).

董事、行政總裁、監事和高級管理人員持股情況

除以上所披露之董事、行政總裁、監事和高級管理人員持股情況之外，於二零零六年十二月三十一日，本公司董事、行政總裁、監事及高級管理人員及彼等各自之聯繫人概無於本公司及／或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及／或債券證(視乎情況而定)持有根據證券及期貨條例第XV部第7及8分部須向本公司及香港聯交所披露、並於根據證券及期貨條例第352條須予存置的登記冊中所記錄的權益或淡倉(包括本公司董事、行政總裁、監事及高級管理人員及彼等各自之聯繫人根據證券及期貨條例有關規定被假設或視為持有的權益或淡倉)，或根據上市規則附錄十《上市公司董事進行證券交易的標準守則》(「標準守則」)(對監事的應用範圍被視為與董事相同)須向本公司及香港聯交所披露的權益或淡倉。

在二零零六年度內及截至二零零六年十二月三十一日止，本公司並無授予或訂立任何安排，致使本公司董事、行政總裁、監事、高級管理人員及／或他們的配偶或未滿十八歲子女認購本公司股份證券或債券證券的權利。

董事及監事服務合約

各董事或監事與本公司概無訂立任何本公司在一年內不可在不予賠償(法定賠償除外)的情況下終止的服務合同。

董事及監事的合約權益

各董事或監事於本年度內概無在任何本公司或其子公司為合約一方的任何重要合約(定義見上市規則附錄十六第15段)中直接或間接擁有重大權益。

REMUNERATION OF DIRECTORS AND SUPERVISORS

Details of the remuneration of Directors and Supervisors are set out in note 8 to the financial statements prepared in accordance with IFRS.

董事及監事薪酬

有關董事及監事之薪酬詳情，請參閱按國際財務報告準則編製的財務報告註釋8。

EMPLOYEES

As at 31 December 2006, the Group had 38,392 employees, a majority of whom worked in the PRC. Employee compensation is primarily composed of basic salary and performance-based bonus.

員工

於二零零六年十二月三十一日，本集團員工總數為38,392人，大部份於中國境內工作。本集團的員工工資基本上由基本工資和工作業績花紅構成。

MEDICAL INSURANCE

In January 2001, the Group joined the medical insurance scheme promulgated by the Shanghai Municipal Government. The Group and its employees contribute approximately 12% and 2% respectively of the employees' basic salaries to the scheme. The Group has no other significant obligation for the payment of medical expenses other than the above-mentioned contributions. The Group believes that its contributions to such scheme will not have significant impact on the operations or financial position of the Group. For the year ended 31 December 2006, the Group's medical insurance contributions charged to the income statement amounted to RMB60 million (2005: RMB52 million).

醫療保險

於二零零一年一月，本集團參加了由上海市政府推出的有關職工醫療保險計劃。本集團及僱員分別按基本工資約12%及2%向計劃供款。除此供款外，本集團並無其他重大醫療費用責任。本集團相信此項計劃的實施不會對本集團在經營和財政方面產生重大影響。截至二零零六年十二月三十一日，本集團記錄於損益表的醫療保險供款為人民幣6,000萬元(2005：人民幣5,200萬元)。

BANK LOANS AND OTHER BORROWINGS

Details of bank loans and other borrowings of the Company and the Group as at 31 December 2006 are set out in note 28 to the financial statements prepared in accordance with IFRS.

銀行貸款及其他借款

本公司及本集團截至二零零六年十二月三十一日止之銀行貸款及其他借款詳情，請參閱按國際財務報告準則編製的財務報告註釋28。

INTEREST CAPITALIZED

Interest capitalized by the Group as calculated in accordance with IFRS for the year ended 31 December 2006 was RMB424 million.

利息資本化

本集團截至二零零六年十二月三十一日止年度按國際財務報告準則計算之資本化利息為人民幣424百萬元。

PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment of the Company and the Group during the year are summarized in note 15 to the financial statements prepared in accordance with IFRS.

物業、機器及設備

本公司及本集團本年度之物業、機器及設備變動情況，已概述在按國際財務報告準則編製的財務報告註釋15內。

RESERVES

Details of movements in reserves of the Company and the Group, and profit appropriation by the Company for the year ended 31 December 2006 are set out in note 36 to the financial statements prepared in accordance with IFRS.

儲備

本公司及本集團截至二零零六年十二月三十一日止年度儲備變動及本公司溢利分配詳情，請參閱按國際財務報告準則編製的財務報告註釋36。

STATUTORY COMMON WELFARE FUND

Details in relation to the statutory common welfare fund, such as the nature and application of and movements in the fund, and the basis of its calculation, including the percentage used for calculating the amounts, are set out in note 36 to the financial statements prepared in accordance with IFRS.

法定公益金

有關法定公益金之詳情(如其性質，有無應用、變動及其計算基礎，包括用作計算該數據之百分比)，請參閱按國際財務報告準則編製的財務報告註釋36。

DONATIONS

During the year, the Group made donations for charitable purposes amounting to RMB410 thousand.

捐款

本集團於本年度內慈善捐款合共為人民幣41萬元。

EMPLOYEES' RETIREMENT SCHEME

Details of the Company's employee retirement scheme and post retirement benefits are set out in note 32 to the financial statements prepared in accordance with IFRS.

職工退休金制度

有關本公司職工退休金制度和退休後的福利之詳情，請參閱按國際財務報告準則編製的財務報告註釋32。

MAJOR SUPPLIERS AND CUSTOMERS

As at 31 December 2006, the cost of aircraft and related materials from the Group's largest and five largest suppliers combined accounted for approximately 16.25% and 35%, respectively, of the total purchases of the Group. The aggregate percentage of sales attributable to the Group's five largest customers combined accounted for 9.4% of the Group's total sales in 2006.

CEA Holding is interested in 55% of Shanghai Dongmei Aviation Travel Company Limited, one of the top five customers, since May 2003, whereas the Company is interested in 45%. In 2006, the air ticket sales for which the Group delegated Dongmei Air Travel Company Limited as its agent accounted for approximately 1.5% of the total sales of the Group.

Except as disclosed above, none of the Directors, Supervisors or any of their respective associates nor any shareholder to the knowledge of the Directors holding 5% or more of the Company's share capital had any interest in any of the above mentioned suppliers and customers.

主要供應商及客戶

截至二零零六年十二月三十一日止，本集團最大供應商及五大供應商合計分別佔本集團飛機及有關原料開支約16.25%及35%。本集團五名最大客戶的合計營業額佔本集團二零零六年度營業額之9.4%。

五大客戶之一的上海東美航空旅遊有限公司，自二零零三年五月，東航集團持有其55%的股份，本公司持有其45%的股份，二零零六年本集團委託上海東美航空旅遊有限公司代理銷售的機票約佔本集團營業額的1.5%。

除上述披露外，各董事、監事或其聯系人或任何據本公司董事所知持有5%或以上本公司股份之股東概無在上述供應商及客戶擁有任何權益。

MATERIAL CONTRACTS

(1) On 10 April 2006, the Company entered into an aircraft purchase agreement in Shanghai with Boeing Company to purchase sixteen Boeing 737 NG series aircraft. Details are set out in the Company's announcements dated 11 April 2006 and 26 April 2006 and the circular dated 30 May 2006;

(2) On 26 June 2006, the Company entered into an aircraft purchase agreement in Beijing with Airbus SAS to purchase thirty Airbus A320 series aircraft. Details are set out in the Company's announcements dated 26 June 2006 and 18 July 2006 and the circular dated 31 July 2006.

重大合約

(1) 本公司於二零零六年四月十日與波音公司在上海簽訂《飛機購買協議》，購買16架波音737NG系列飛機，詳情請參閱本公司於二零零六年四月十一日和二零零六年四月二十六日發出的公告及二零零六年五月三十日的通函。

(2) 本公司於二零零六年六月二十六日與空客公司在北京簽訂《飛機購買協議》，購買30架空客A320型飛機，詳情請參閱本公司於二零零六年六月二十六日和二零零六年七月十八日發出的公告及二零零六年七月三十一日的通函。

AGM AND BOARD MEETINGS

AGM

The 2005 Annual General Meeting of the Company was held on 28 June 2006 at Meeting Centre, Shanghai Home You Hotel, 2550 Hongqiao Road, Shanghai to consider the resolutions proposed by the Board, and approved by way of ordinary resolutions: the working report of the Board for 2005; the working report of the Supervisory Committee for 2005; the audited financial report for 2005; the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company's PRC domestic auditors for 2006 and the appointment of PricewaterhouseCoopers as the Company's international auditors for 2006, and to authorize the Board to determine their remuneration.

年度股東大會、董事會會議情況

年度股東大會

本公司於二零零六年六月二十八日在上海市虹橋路2550號航友賓館會議中心召開了二零零五年度股東大會。大會審議了董事會提呈的各項議案。以普通決議通過以下議案：董事會二零零五年度工作報告；監事會二零零五年度工作報告；二零零五年度財務審計報告；聘任普華永道中天會計師事務所有限公司為公司二零零六年度國內審計師，聘任羅兵咸永道會計師事務所為公司二零零六年度國際審計師，並授權董事會決定其酬金。

Extraordinary General Meeting

The Company held the first extraordinary general meeting of 2006 on 9 November 2006 at Meeting Centre, Shanghai Home You Hotel, 2550 Hongqiao Road, Shanghai, during which the resolution regarding the Company's purchase of thirty Airbus A320 series aircraft was considered and passed.

The Company held the relevant shareholders' meeting of the A share market in relation to the share reform plan on 18 December 2006 at Meeting Centre, Shanghai Home You Hotel, 2550 Hongqiao Road, Shanghai, during which the Company's share reform plan was passed.

Board Meetings

During 2006 the Company's Board held nineteen regular meetings and passed, among other resolutions, the following resolutions:

1) On 2 March 2006, the fourth session of the Board of the Company convened its sixteenth meeting, during which it was resolved that two B737-300 aircraft be sold and the president was authorized to determine the selling price.

2) On 10 March 2006, the fourth session of the Board of the Company convened its seventeenth meeting, during which it was resolved that the Joint Venture Agreement of Aviation Passenger Traffic for World Expo 2010 Shanghai to be signed with the Shanghai World Expo Bureau and the president was authorized to determine the specific details.

3) On 10 April 2006, the fourth session of the Board of the Company convened its eighteenth meeting, during which the resolution regarding the construction plan of the base in Hangzhou was approved in principal; the reforming plan of the maintenance engineering system was approved in principal, and the president was authorized to take charge of the overall implementation; it was resolved that an information technology management department to be established; and it was resolved that a passenger traffic marketing committee to be established.

臨時股東大會

本公司於二零零六年十一月九日在上海市虹橋路2550號上海航友賓館會議中心召開了二零零六年第一次臨時股東大會。審議通過了公司購買30架空客A320系列飛機的議案。

本公司於二零零六年十二月十八日在上海市虹橋路2550號上海航友賓館會議中心召開了股權分置改革A股市場相關股東會議。審議通過了公司股權分置改革的方案。

董事會

在二零零六年度公司董事會共召開十九次例會，作出的決議包括：

1) 公司於二零零六年三月二日召開第四屆董事會第16次董事會會議，同意出售兩架B737-300飛機，出售價格授權總經理確定。

2) 公司於二零零六年三月十日召開第四屆董事會第17次董事會會議，同意公司與上海世博局簽署中國二零一零年上海世博會航空客運合作夥伴協議，具體事宜授權總經理確定。

3) 公司於二零零六年四月十日召開第四屆董事會第18次董事會會議，(1)原則同意關於杭州基地建設規劃的議案。(2)原則同意維修工程系統組織轉型方案，具體實施授權總經理負責(3)同意設立信息技術管理部。(4)同意設立客運營銷委員會。

4) On 25 April 2006, the fourth session of the Board of the Company convened its nineteenth meeting, during which the resolution regarding the selection and appointment of the Company's PRC domestic auditors and international auditors for 2006 from the four major international accounting firms by way of tender was approved in principal, and the result of the tender would be reported to the Board for approval and then be proposed to the 2005 AGM of the Company for consideration; and the resolution to be proposed to the 2005 AGM of the Company for consideration was approved and the secretary of the Board was authorized to dispatch the notice of the 2005 AGM before 15 May 2006.

5) On 12 May 2006, the fourth session of the Board of the Company convened its twentieth meeting, during which it was resolved to select and appoint the Company's PRC domestic auditors and international auditors for 2006 by way of tender and propose to convene the 2005 AGM of the Company.

6) On 28 June 2006, the fourth session of the Board of the Company convened its twenty-first meeting, during which it was resolved to enter into negotiations regarding the purchase of land lots W6 and W7 in the area of maintenance in Pudong Airport, and would report to the Board of Directors for approval after the overall price was confirmed.

7) On 28 August 2006, the fourth session of the Board of the Company convened its twenty-second meeting, during which it was resolved to sell three A310 aircraft and their spare parts and accessories, and the president was authorized to take charge of the specific matters regarding the selling and report the selling price to the Board of Directors for filing; the resolution regarding the removal and reconstruction project of Hefei Base, the Anhui Branch office, was in principal passed; to use a capital of approximately RMB5 million to purchase Shanghai Eastern Air Industrial Corporation on the basis of an asset valuation; to adjust the investment proportion on Air Logistics Information Platform Company (a provisional name); and to complete the Sarbanes project according to the original plan.

4) 公司於二零零六年四月二十五日召開第四屆董事會第19次董事會會議，(1)原則同意採用招標方式在國際四大會計師事務所範圍內選聘公司二零零六年度國內及國際審計師，招標結果報董事會審議批準後提請公司二零零五年度股東大會審議。(2)同意提交公司二零零五年度股東大會審議的議案，並授權董事會秘書於二零零六年五月十五日前發佈二零零五年度股東大會會議通知。

5) 公司於二零零六年五月十二日召開第四屆董事會第20次董事會會議，招標選聘公司二零零六年度國內、國際審計師及提議召開公司二零零五年度股東大會。

6) 公司於二零零六年六月二十八日召開第四屆董事會第21次董事會會議，同意就購買浦東機場機務區W6、W7地塊進行談判，待具體價格確定後報董事會審議批準。

7) 公司於二零零六年八月二十八日召開第四屆董事會第22次董事會會議，同意出售3架A310飛機及其備發、航材，具體出售事宜授權總經理負責實施，最終交易價格報董事會備案；原則通過關於安徽分公司合肥基地遷建項目的議案；同意收購上海東方航空實業有限公司5%股權，在資產評估的基礎上收購，約出資500萬人民幣；同意調整對航空物流信息平臺公司(名稱暫定)的投資比例；同意按原計劃完成薩班斯項目。

8) On 25 September 2006, the fourth session of the Board of the Company convened its twenty-third meeting, during which it was resolved to convene the Company's first extraordinary general meeting of 2006 on 9 November 2006, Thursday, at Meeting Centre, Shanghai Home You Hotel, 2550 Hongqiao Road, Shanghai (situated at the South-Eastern side of Hongqiao International Airport), during which the resolution regarding the Company's purchase of thirty Airbus A320 series aircraft from Airbus SAS would be considered.

9) On 12 October 2006, the fourth session of the Board of the Company convened its twenty-fourth meeting, during which it was resolved that Mr. Luo Chaogeng would cease to act as the president of the Company, Mr. Wan Mingwu would cease to act as the vice president of the Company, and that Mr. Cao Jianxiong would be appointed as the president of the Company.

10) On 24 October 2006, the fourth session of the Board of the Company convened its twenty-fifth meeting, during which it was resolved that each of Mr. Wu Jiuhong and Mr. Tong Guozhao to be removed as vice president of the Company due to investigation by the Communist Party in connection with allegations of their personal unlawful conduct, and other personnel designated by the president was authorized to be responsible for the job duties of Mr. Wu Jiuhong and Mr. Tong Guozhao.

11) On 21 November 2006, the fourth session of the Board of the Company convened its twenty-sixth meeting, during which it was resolved that Mr. Fan Ru be appointed as vice president upon the nomination of Mr. Cao Jianxiong, president.

12) On 6 December 2006, the fourth session of the Board of the Company convened its twenty-seventh meeting, during which it was resolved that Mr. Zhou Liguo would cease to act as the vice president of the Company.

8) 公司於二零零六年九月二十五日召開第四屆董事會第23次董事會會議，決定於二零零六年十一月九日(星期四)上午9點在上海市虹橋路2550號航友賓館會議中心(位於虹橋國際機場廣場東南角)召開公司二零零六年第1次臨時股東大會。審議公司向空中客車公司購買30架空客A320系列飛機的議案。

9) 公司於二零零六年十月十二日召開第四屆董事會第24次董事會會議，同意羅朝庚先生不再擔任公司總經理職務、萬明武先生不再擔任公司副總經理職務；決定聘任曹建雄先生為公司總經理。

10) 公司於二零零六年十月二十四日召開第四屆董事會第25次董事會會議，因吳九洪、佟國照個人涉嫌違紀，現正接受組織審查，決定解除吳九洪、佟國照的副總經理職務，授權總經理指定專人負責吳九洪、佟國照原分管業務。

11) 公司於二零零六年十一月二十一日召開第四屆董事會第26次董事會會議，根據公司總經理曹建雄先生的提名，決定聘任樊儒先生為公司副總經理。

12) 公司於二零零六年十二月六日召開第四屆董事會第27次董事會會議，同意周禮國先生不再擔任公司副總經理職務。

13) On 18 December 2006, the fourth session of the Board of the Company convened its twenty-eighth meeting, during which it was resolved to approve, authorize and ratify Mr. Luo Zhuping, a Director and company secretary, to sign the forms, acceptance letter and other related documents which were required to be submitted in relation with the registration of the Company in the electronic submission system; to approve and authorize Mr. Luo Zhuping, a Director and Company Secretary, to make all necessary amendments on the above documents; and to approve the forms and acceptance letters which were required to be submitted in relation with the registration of the Company in the electronic submission system.

13) 公司於二零零六年十二月十八日召開第四屆董事會第28次董事會會議，審議通過批準、授權和追認董事兼公司秘書羅祝平先生簽署有關公司登記電子遞交系統所須提交的表格、接受信和其他相關文件；審議通過批準和授權董事兼公司秘書羅祝平先生對上述文件作出一切所須的修改；審議通過批準有關公司登記電子遞交系統所須提交的表格和接受信。

14) On 27 December 2006, the fourth session of the Board of the Company convened its twenty-ninth meeting, during which the Code of Conduct for Securities Transactions by Employees of the Company (Provisional) was approved; the Accounting System of CEA was approved; it was agreed that the "high value turnover parts" will be treated as fixed assets, the depreciation is calculated over the useful lives of 10 years and the residual value rate is 0% in accordance with the new Accounting Standards for Enterprises; and it was agreed that the regulated price is used for the calculation of the initial price which meets the requirement of the materials management.

14) 公司於二零零六年十二月二十七日召開第四屆董事會第29次董事會會議，審議通過《公司員工進行證券交易的行為守則(暫行)》；審議通過《東航會計制度》。同意根據新《企業會計準則》的規定，將「高價周轉件」按固定資產管理，按10年計提折舊，殘值率為0%；同時配合貨物管理的需要初始價值的計量仍采用計劃價格。

15) On 5 January 2006, the Board of the Company convened its first regular meeting for 2006, during which the following were considered and adopted: the financial statement for 2006; the investment plan for 2006; the report of the president; the selling and leaseback of five A330 standby engines was approved and the president was authorized to determine the selling and leasing prices.

15) 公司於二零零六年一月五日召開董事會二零零六年度第1次例會董事會會議，審議通過公司二零零六年度財務預算報告、二零零六年度投資方案、總經理工作報告、同意對5台A330備用發動機進行售後回租，出售及回租價格授權總經理確定。

16) On 10 April 2006, the Board of the Company convened its second regular meeting for 2006, during which the following were considered and passed: the Company's audit report for 2005; the Company's capital settlement plan; the Company's profit appropriation proposal for 2005; the Company's draft results announcement for 2005 (H/A shares); the Interim Provisions on the Administration of Intermediary Agencies; and the Interim Provisions on the Treatment Procedures of Misconduct of the Employees.

17) On 25 April 2006, the Board of the Company convened its third regular meeting for 2006, during which the financial statements of the Company for the first quarter of 2006 were considered and passed.

18) On 28 August 2006, the Board of the Company convened its fourth regular meeting for 2006, during which the interim financial report of the Company for 2005 and the announcement draft of the interim financial report of the Company for 2006 were considered and passed.

19) On 26 October 2006, the Board of the Company convened its fifth regular meeting for 2006, during which the financial statements of the Company for the third quarter of 2006 were considered and passed.

Resolution No. 3 of the twenty-second meeting of the fourth session of the Board were resolutions on connected transactions, and directors involved in the connected transactions abstained from the vote.

16) 公司於二零零六年四月十日召開董事會二零零六年度第2次例會董事會會議，審議通過公司二零零五年度審計報告、公司資金清欠方案、公司二零零五年度利潤分配方案、公司二零零五年度業績公告稿(H/A股)、《仲介機構管理暫行規定》和《員工不正當行為處理程式的暫行規定》。

17) 公司於二零零六年四月二十五日召開董事會二零零六年度第3次例會董事會會議，審議通過二零零六年1季度財務報告。

18) 公司於二零零六年八月二十八日召開董事會二零零六年度第4次例會董事會會議，審議通過二零零五年中期財務報告，審議通過公司二零零六年中期報告公告稿。

19) 公司於二零零六年十月二十六日召開董事會二零零六年度第5次例會董事會會議，審議通過二零零六年3季度財務報告。

第四屆董事會第22次會議議案3係關連交易，關連董事迴避了表決。

CONNECTED TRANSACTIONS

Transactions between the Company and its connected persons or their respective associates (as defined in the Listing Rules) are governed by and have to comply with the requirements for disclosure under the Listing Rules. The following table sets out the annual limits for the continuing connected transactions between the Group and members of CEA Holding for 2006:

關連交易

本公司與其關連人士或其各自聯系人(定義見上市規則)之間的交易需遵守及符合上市規則之須予披露要求。下表所載為本集團與東航集團若干成員公司就持續關連交易訂下的二零零六年度關連交易限額：

Transactions 交易		Annual cap for the year ended 31 December 2006 2006年度關連交易限額 *(RMB'000)* *(人民幣千元)*
1. Property leasing	物業租賃	60,000
2. Financial services	財務服務	
Deposit and other financial services	存款及其他財務服務	1,100,000
3. Import/export agency services	進出口代理服務	55,000
4. Maintenance services	生產服務	36,000
5. Catering services	航空配餐服務	417,000
6. Sales agency services	機票銷售代理服務	88,683
7. Advertising services	廣告服務	16,000

Details of the Group's continuing connected transactions with the Company's connected persons (as defined in the Listing Rules) during the year ended 31 December 2006 are set out in note 41 to the financial statements prepared in accordance with IFRS.

For further details regarding the above continuing connected transactions, please refer to the Company's 2005 annual report.

本集團截至二零零六年十二月三十一日止年度，與本公司的關連人士(定義見上市規則)進行之持續關連交易詳情載列於按國際財務報告準則編製的財務報告註釋41。

有關上述之持續關連交易詳情載列於本公司二零零五年年度報告。

The Company's independent non-executive Directors have reviewed such continuing connected transactions during the year 2006 and confirmed that:

(a) the transactions have been entered into by the Group in the ordinary and usual course of its business;

(b) the transactions have been entered into either (i) on normal commercial terms (by reference to transactions of a similar nature made by similar entities within China) or (ii) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(c) the transactions have been entered into either (i) in accordance with the terms of the agreement governing each such connected transaction or (ii) (where there is no such agreement) on terms no less favorable than terms available to third parties.

In respect of each continuing connected transaction disclosed in note 41 to the financial statements prepared in accordance with IFRS, the Company confirms that it has complied with the relevant requirements under the Listing Rules.

Details of the other related party transactions entered by the Group during the year ended 31 December 2006 are set out in note 41 to the financial statements prepared in accordance with IFRS. These transactions do not constitute connected transactions under the Listing Rules.

本公司之獨立非執行董事已審核過在二零零六年此等持續關連交易，並確認：

(a) 該等交易是本集團在一般正常業務範圍內訂立；

(b) 該等交易以(i)一般商務條款(參考在中國同類單位進行性質相似的交易)或(ii)在無合適的比較情況下)就本公司股東而言為公平及合理的條款進行；及

(c) 該等交易以(i)遵照各關連交易的有關協議條款或(ii)(在沒有協議的情況下)則按不遜於向第三者提供的條款進行。

就各項載於按照國際財務報告準則編制的財務報告註釋41的持續關連交易，本公司確認已遵守上市規則下的有關規定。

本集團在截至二零零六年十二月三十一日止年度所進行的其他有關連人士交易之詳情載列於按國際財務報告準則編制的財務報告註釋41。此等交易並不屬於上市規則所指之關連交易。

In relation to future deliveries of aircraft, as at 31 December 2006, the following are details of aircraft on order which are scheduled to be delivered:

關於將來付運的飛機，於二零零六年十二月三十一日，本公司未來付運的飛機詳情如下：

Type of aircraft 飛機類型	Number of aircraft 飛機數目	Year to be delivered 付運年份
A319	2	2007
A320	2	2007
A321	4	2007
A330-300	5	2007
A330-200	1	2007
B737-700	2	2007
EMB-145	3	2007
B747F	1	2007
A330-200	1	2008
A330-300	3	2008
A319	2	2008
A321	5	2008
A320	8	2008
B737-700	1	2008
B737-800	1	2008
B787	4	2008

As at the date of this report, the Directors are not aware of any aircraft which are subject to options exercisable during a period of not less than 12 months from 31 December 2006.

截至本年度報告的日期，據本公司董事所知，在二零零六年十二月三十一日後不少於十二個月的期間內，本公司沒有可予行使選擇權的飛機。

STAFF QUARTERS

Details of the Group's staff quarters are set out in note 33 to the financial statements prepared in accordance with IFRS.

員工宿舍

本集團員工宿舍詳情請參閱本集團根據國際財務報告準則編製之財務報告註釋33。

MATERIAL LITIGATION

In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou on 21 November 2004, sued the Company in a U.S. court for compensation, the amount of which is yet to be determined. As at 31 December 2006, the Group had filed a motion to contest against the claim in the U.S. court, but the U.S. court has not yet rendered judgment. Save as the above-mentioned, the Company was not involved in any other new material litigation during the year 2006.

重大訴訟

二零零五年，有部分在原中國東方航空雲南公司二零零四年十一月二十一日發生在包頭的空難的遇難者家屬在美國法院起訴東航，尋求金額待定之賠償。截至二零零六年十二月三十一日，本集團已在美國法院提起訴訟程序相關之抗辯，但美國法院尚未作出決定。除此之外，二零零六年本公司無其他新增的重大訴訟。

SIGNIFICANT EVENTS

1. On 12 May 2006, the Board decided that 上海眾華滬銀會計師事務所 (Shanghai Zhonghua Certified Public Accountants), the Company's PRC domestic auditors for the financial year ended 31 December 2005, would not be re-appointed as its PRC domestic auditors for the financial year ending 31 December 2006, and that 普華永道中天會計師事務所有限公司 (PricewaterhouseCoopers Zhong Tian CPAs Limited Company) was selected based on the result of a tender and was proposed to be appointed as the Company's PRC domestic auditors. Such appointment was approved by shareholders of the Company at its 2005 Annual General Meeting held on 28 June 2006.

2. On 29 December 2006, the Board approved the Provisional Code of Conduct for Securities Transactions by Employees of the Company.

INDEPENDENT DIRECTORS' OPINION

Independent Directors of the Company have performed auditing work and issued an independent opinion on the guarantees the Company has provided, as required by the relevant requirements of the CSRC. The Company has strictly observed relevant laws and regulations as well as its articles of association while it has also imposed strict control on the guarantees provided. As at 31 December 2006, none of the Company and its subsidiaries included in the consolidated financial statements has provided any guarantee to the Company's controlling shareholder and other related parties, other non-legal person entity units and individuals.

重大事項

1. 董事會於二零零六年五月十二日決議截至二零零五年十二月三十一日止財政年度之中國境內核數師上海眾華滬銀會計師事務所將不再獲續聘為本公司截至二零零六年十二月三十一日止財政年度之中國境內核數師，而根據招標之結果，普華永道中天會計師事務所有限公司則獲選並獲建議委任出任該職位。該建議委任已於二零零六年六月二十八日召開之二零零五年股東周年大會獲得股東批准。

2. 董事會於二零零六年十二月二十九日通過《公司員工進行證券交易的行為守則(暫行)》。

獨立董事意見

公司獨立董事根據中華人民共和國證券監督管理委員會的有關規定，對公司對外擔保情況進行了核查，並發表了獨立意見：公司嚴格按照相關法律法規和公司章程的規定，嚴格控制對外擔保事項，截至二零零六年十二月三十一日公司及納入合併會計報表的子公司不存在為控股股東及其他關聯方、其他非法人單位、個人提供擔保的情況。

AUDITORS

PricewaterhouseCoopers, Certified Public Accountants, Hong Kong and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (registered accountants in the PRC) were the Company's international and domestic auditors in 2006, respectively.

On behalf of the Board

Li Fenghua
Chairman of the Board

Shanghai, China
19 April 2007

會計師

羅兵咸永道會計師事務所(香港執業會計師)及普華永道中天會計師事務所有限公司(中國註冊會計師)分別為本公司二零零六年度國際及中國核數師。

董事會代表

李豐華
董事長

中國上海
二零零七年四月十九日

CORPORATE GOVERNANCE PRACTICES

The Company has established a formal and appropriate corporate governance structure. The Company has also placed emphasis on the corporate governance principle of having transparency, accountability and safeguarding the interests of all shareholders.

The Directors believe that sound corporate governance is essential to the development of the Company's operations. The Board regularly reviews our corporate governance practices to ensure that the Company operates in accordance with the laws, regulations and requirements of the listing jurisdictions, and that the Company continuously implements corporate governance of a high quality.

The Company's corporate governance practices includes but are not limited to the following:

Articles of association and working rules of the Board (including rules of meeting of the Board, procedures of meetings of the Board, constitutional document of the audit committee, constitutional documents of the planning and development committee, constitutional documents of the remuneration and appraisal committee, working reporting rules of the senior management, notices regarding the purchasing of shares of the Company by Directors, Supervisors and senior management, information disclosure and management regulations, and the Code of Conduct for Securities Transactions by Employees of the Company).

As at 31 December 2006 (the "Reporting Period") and as at the date of the announcement of the Annual Report, the Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance practices adopted by the Company, and took the view that the Company's corporate governance practices during the financial year ended 31 December 2006 met the requirements under the code provisions in the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules (the "Code"). In certain aspects, the code of corporate governance adopted by the Company is more stringent than the provisions set out in the Code. The following sets out aspects which are more stringent than the Code.

企業管治常規

本公司已經建立了比較規範、穩健的企業管治架構，並注重遵循透明、問責、維護全體股東權益的公司管治原則。

董事會相信，良好的企業管治對本公司運營發展十分重要。董事會定期檢討公司治理常規，以確保公司的運行符合法律、法規及上市地監管規定，不斷致力於實現高素質的公司管治。

本公司的企業管治常規守則包括但不限於以下文件：

公司章程、董事會工作規程(包括董事會議事規則、董事會議事程序、審核委員會章程、規劃發展委員會章程、薪酬與考核委員會章程、高級管理人員業績述職規則、關於董事、監事和高級管理人員購買公司股票的通知、信息披露管理制度、公司員工進行證券交易的行為守則等)。

截至二零零六年十二月三十一日(「本報告期」)及截至本年報公布之日，董事會已檢討過本公司採納的企業管制守則文件下的有關規定和公司實務情況認為：截至二零零六年十二月三十一日止，本公司的企業管制水平達到上市規則附錄十四《企業管制常規守則》(《守則》)所載的守則條文的要求。在某些方面，本公司采納的企業管治守則比《守則》列載的守則條文更為嚴格。下面就主要方面列出比《守則》所載的條文更為嚴格的地方。

Major aspects which are more stringent than provisions set out in the Code:

比《守則》所載的條文更為嚴格的主要方面：

- all members of the audit committee and the remuneration and appraisal committee are independent non-executive directors.

- 19 meetings of the Board were held during the financial year of 2006.

- other than the audit committee and the remuneration and appraisal committee, the Company has also established a governance committee, which is known as the planning and development committee.

- 審核委員會及薪酬與考核委員會的成員全是獨立非執行董事。

- 在二零零六年財政年度內舉行董事會的次數為19次。

- 除審核委員會和薪酬與考核委員會之外，公司還成立了1個管治委員會，即規劃發展委員會。

In addition to the review performed according to the Code, the Group is finalizing an assessment of the effectiveness of its internal controls over financial reporting required under Section 404 of the Sarbanes-Oxley Act. Although the assessment is, at this stage, still in progress, the Group has discovered a number of deficiencies in the internal controls over financial reporting, some of which upon completion of management's assessment may be determined to be significant deficiencies or material weaknesses. Due to the existence of the deficiencies in the internal control over financial reporting, the Group does not rule out the possibility that the Group's internal control over financial reporting will be concluded as not fully effective for the purpose of Section 404 of the Sarbanes-Oxley Act. The Group is currently implementing procedures to correct the deficiencies in the internal control over financial reporting.

本公司管理層除已完成上述內部控制制度的審閱之外，目前也正按照《薩奧法案》第404條的要求進行財務報告內部控制評估，並預計於本年度的美國上市公司年度報告中對評估結果作出披露。雖然目前管理層的評估工作尚在進行之中，本公司已發現部分缺失在完成評估後可能歸類為嚴重缺陷或實質性漏洞，從而不排除依據《薩奧法案》第404條做出本公司財務報告內部控制不全部有效的結論。本公司目前正採取措施積極改善以上財務報告內部控制上的缺失。

In light of the deficiencies identified to date, a number of which were not remediated before 31 December 2006, management has implemented certain additional procedures it deemed necessary under the circumstances to assure itself that the financial data contained in the financial statements, prepared in accordance with IFRS and PRC Accounting Regulations, are free of material misstatement.

另外，本公司管理層已經針對所發現尚未於二零零六年十二月三十一日整改的缺陷採取必需的步驟，以確保本年度按國際財務報告準則及中國會計準則編制的財務報告沒有重大錯誤。

BOARD OF DIRECTORS

The Company is managed by the Board. The Board is responsible for the leadership and control of the Company. The Directors are jointly responsible for implementing businesses of the Company by directing and supervising the affairs of the Company.

董事會

本公司由董事會管理，董事會負責公司的領導及監控工作。各董事透過指揮及監督公司事務，集體負責對推動本公司的事務。

DIRECTORS

At present, the Board consists of 11 Directors, including a Chairman (also an executive Director) and four other executive Directors, one non-executive Directors and five independent non-executive Directors. Other than Mr Luo Chaogeng, who joined the Board as an executive Director in June 2005, all other Directors have been in office throughout the whole year of the Reporting Period.

All Directors shall retire in the third annual general meeting following their appointment, but are eligible for reelection.

Newly appointed Directors shall be re-elected in the first general meeting following their appointment to the Board.

Names, personal particulars and effective date of appointment are set out in page 45 to page 48 of this report.

Independent non-executive Directors of the Company shall possess extensive skills and experience. They shall be able to play their roles of supervising the checks and balances to the fullest extent to protect the interests of shareholders and the Company as a whole. Five out of six non-executive Directors (over one third) are independent non-executive Directors. The Board considers that they shall be able to exercise independent judgment effectively, which complies with guidelines on their independence pursuant to Rule 3.13 of the Listing Rules.

Pursuant to 3.13 of the Listing Rules, the Company has received the annual confirmation letters from each of the independent non-executive Directors on their independence.

All the non-executive Directors (including independent non-executive Directors) are appointed for a term of 3 years. The formal appointment letters and the articles of association of the Company have set out the terms and conditions of their appointment.

The Company is making an active effort to study insurance arrangements for directors and senior management in relation to their potential legal liabilities.

Other than working relationships, Directors, Supervisors and senior management of the Company do not have any financial, business or family connection with one another.

董事

目前董事會由11名董事組成，其中包括1名主席(亦為執行董事)、另外4名執行董事、1名非執行董事及5名獨立非執行董事。除羅朝庚先生於二零零五年六月加入董事會擔任執行董事外，其他所有董事均於本報告期內全年任職。

所有董事必須在委任後第三個年度股東大會上退任，但是應有資格再度參選。

新被委任的董事應在接受委任後的首次股東大會上接受股東選舉。

各董事的姓名、個人資料及任職情況載於本報告書第45至48頁。

本公司的獨立非執行董事具備廣泛的技巧和經驗。他們能充分發揮監察和平衡的重要作用，保障股東和整體公司的利益。在6名非執行董事中，5名(超過三分之一)為獨立非執行董事。董事會認為他們能貃有效地作出獨立判斷，符合上市規則第3.13條列載的評估獨立性的指引。

根據《上市規則》第3.13條，公司已經收到每名獨立非執行董事就其獨立性而作出的年度確認函。

所有非執行董事(包括獨立非執行董事)的任期為3年，正式委任書及公司章程對他們的任命列明有關期限和條件。

本公司就董事和高級行政人員可能會面對的法律行動正在積極研究有關保險安排。

本公司董事、監事、高級管理人員之間，除工作關係之外，在財務、業務、家屬等方面概無任何關係。

POWERS OF THE BOARD

On a periodic basis, the Board reviews the relevant performance against proposed budgets and business objectives of each operating unit. It also exercises a number of powers retained by the Board, including but not limited to the following:

- responsibility for convening general meetings and reporting to shareholders on its work;
- implementing resolutions passed in general meetings;
- deciding on the operating plan and investment proposals of the Company;
- formulating the annual preliminary and final budget proposals;
- formulating the Company's profit distribution proposal and the proposal to offset losses;
- formulating the Company's proposals to increase or reduce the registered capital and proposals to issue debt securities;
- drawing up proposals for the Company's merger, demerger and dissolution;
- deciding on the Company's internal management structure;
- employing or dismissing the Company's President and secretary to the Board; appointment or dismissal of the Vice President and chief financial officer of the Company on the nomination of the President, and the determination of their remuneration;
- formulating the management systems of the Company;
- formulating proposals to amend the articles of association of the Company;
- discharging any other powers and functions granted in general meetings.

董事會的權力

本公司董事會定期檢討各營業部門議定的預算及業務目標有關的業績表現，並行使多項保留權力，包括：

- 負責召集股東大會，並向股東大會報告工作；
- 執行股東大會的決議；
- 決定公司的經營計劃和投資方案；
- 制定公司的年度財務預算方案、決算方案；
- 制定公司的利潤分配方案和彌補虧損方案；
- 制定公司增加或減少註冊資本的方案以及發行公司債券的方案；
- 擬定公司合併、分立、解散的方案；
- 決定公司內部管理機構的設置；
- 聘任或者解聘公司總經理、董事會秘書；根據總經理的提名，聘任或者解聘公司副總經理和財務總監，決定其報酬事項；
- 制定公司的基本管理制度；
- 制定公司章程修改方案；
- 股東大會授予的其他職權。

The Board is also responsible for the completeness of financial information of the Company and is responsible for maintaining an effective internal control system and for risk management, as well as preparing the financial statements. Setting the business objectives and overseeing the daily operations are the responsibilities of the chief executive officer. The Company's articles of association specify the duties and functions of the Board and management. The Board periodically reviews the duties and functions of the chief executive officer and the powers delegated to him to ensure that such arrangements are appropriate.

董事會亦須對財務資料的完整性以及集團內部監控制度及風險管理程序的效能負責。董事會亦負責編製本公司財務報表。達致本公司業務目標及日常業務運作的責任則交由行政總裁承擔。公司章程具體列載了董事會和經理層的職責權限。董事會定期檢討行政總裁的職能及賦予行政總裁的權力，以確保此安排仍然適當。

In order to ensure the balance of powers and authorization, the roles of the Chairman and the chief executive officer have been clearly defined. The Chairman of the Company is Mr Li Fenghua, and the chief executive officer is Mr Cao Jianxiong, an executive Director. There are also other senior officers who are responsible for the daily management within their scope of duties.

為確保權力和授權分布均衡，主席與行政總裁的角色已清楚區分。本公司現任主席是李豐華。行政總裁由1名執行董事(曹建雄)擔任，另有多名高級行政人員各自負責本公司個別業務的日常管理工作。

MEETING OF THE BOARD

董事會會議

The Chairman leads the Board to ensure that the Board performs its various duties effectively and he is responsible for drawing up the agenda of the meeting of the Board and considering other matters other Directors propose to be included in the agenda. The agenda together with documents of the Board should be, as far as practicable, circulated at least 3 days prior to the meeting of the Board or its committees. The Chairman is also obliged to ensure that all the Directors are suitably briefed on matters to be raised in the meeting of the Board. The Chairman ensures that the Directors receive information that is accurate, timely and clear. Through on-the-job training of Directors and continued participation in meetings of the Board and of committees of the Board and interviews with key persons in headquarters and other departments, the Directors are encouraged to update their knowledge of technology and their understanding of the Group.

主席負責領導董事會，確保董事會有效履行其各方面的職責，並負責擬定董事會會議議程及考慮其他董事提議加入議程的事項。議程連同附隨的董事會文件盡可能在董事會會議或董事委員會會議進行前至少三天傳閱。主席亦有責任確保所有董事就董事會會議上的事項獲適當的簡介。主席確保各董事獲得準確、及時及清楚的資料。通過董事就職時的培訓、持續參與董事會及委員會會議以及透過與總部及各部門主要人員會面，鼓勵各董事不斷更新其技術、知識及對集團的認識。

The Company has established a special unit to work for the Board. All the Directors can access the service of the secretary to the Board. The secretary to the Board shall periodically update the Directors of the latest information on governance and regulation. The Directors may seek independent professional advice through the Chairman for the purpose of performing their duties, with the cost to the Company. Both the audit committee and the remuneration and appraisal committee may also seek professional advice.

公司設立了董事會專門辦事機構，所有董事均可享用公司秘書的服務，公司秘書須定期讓董事會知悉有關管治及監管事宜的最新資料。董事可為履行職責而通過主席尋求獨立專業意見，費用由本公司支付。審核委員會及薪酬及考核委員會亦可求尋求專業意見。

The company secretary is responsible for the records of meetings of the Board. These minutes of meetings together with other documents for meetings of the Board shall be made available to all the Directors. Meetings of the Board are meant to enable the Directors to have open and frank discussions and to ensure that non-executive Directors are able to make effective enquiries of each of the executive Directors.

董事會會議由公司秘書負責記錄，這些會議記錄連同任何有關的董事會會議文件，均向所有董事會成員提供。董事會會議的設立，旨在鼓勵董事作公開和坦誠的討論，確保非執行董事能向每位執行董事提出有效的查詢。

In order to ensure sound corporate governance, the Board has established 3 committees : an audit committee, remuneration and appraisal committee, and planning and development committee with their terms of reference drawn up in accordance with the principles set out in the Code. The company secretary drafts the minutes of meetings for these committees, and the committees report to the Directors.

為確保良好的企業管治，董事會已成立3個小組委員會：審核委員會、薪酬與考核委員會及規劃發展委員會，並按照《守則》所訂的原則制定其職權範圍。公司秘書為這些委員會撰寫會議記錄，而委員會向董事會匯報工作。

The Board has held 19 meetings during the Reporting Period which the chief financial officer, the financial manager and the manager of the planning and development department attended, and has given its views on matters such as corporate governance, risk management, compliance with laws and regulations, acquisitions and takeovers, accounting and finance. The following tables show the attendance rate of each Director at shareholders' general meetings, board meetings and meetings of these specialized committees:

董事會於本報告期內召開了19次會議。財務總監、財務部經理、規劃發展部經理出席了所有董事會會議，並對企業管治、風險管理、遵守法規、合併收購、會計和財務事宜提供意見。下表顯示各董事於本報告期內出席股東大會、董事會及董事會下屬各個專業委員會會議之詳情：

Directors 董事		Board Meetings Attendance/ No. of meetings 董事會 出席次數／會議次數	General Meetings Attendance/ No. of meetings 股東大會 出席次數／會議次數
Executive Director Li Fenghua	執行董事李豐華	19/19	3/3
Executive Director Cao Jianxiong	執行董事曹建雄	15/19	0/3
Executive Director Luo Zhuping	執行董事羅祝平	19/19	3/3
Executive Director Luo Chaogeng	執行董事羅朝庚	16/19	2/3
Executive Director Wan Mingwu	執行董事萬明武	18/19	1/3
Non-Executive Director Zhong Xiong	非執行董事鍾雄	10/19	0/3
Independent Non-Executive Director Hu Honggao	獨立非執行董事胡鴻高	11/19	1/3
Independent Non-Executive Director Peter Lok	獨立非執行董事樂鞏南	12/19	0/3
Independent Non-Executive Director Wu Baiwang	獨立非執行董事吳百旺	17/19	1/3
Independent Non-Executive Director Zhou Ruijin	獨立非執行董事周瑞金	12/19	0/3
Independent Non-Executive Director Xie Rong	獨立非執行董事謝榮	18/19	1/3

Audit Committee: 審核委員會：

Members 委員		Attendance/No. of meetings 出席次數／會議次數
Xie Rong	謝榮	5/5
Hu Honggao	胡鴻高	0/5
Wu Baiwang	吳百旺	0/5

Remuneration and Appraisal Committee: 薪酬與考核委員會：

Members 委員		Attendance/No. of meetings 出席次數／會議次數
Zhou Ruijin	周瑞金	1/1
Hu Honggao	胡鴻高	1/1
Peter Lok	樂鞏南	0/1

Planning and Development Committee: 規劃發展委員會：

Members 委員		Attendance/No. of meetings 出席次數／會議次數
Wu Baiwang	吳百旺	3/3
Zhong Xiong	鍾雄	0/3
Cao Jianxiong	曹建雄	0/3

DIRECTORS' INTERESTS

All the Directors shall declare to the Board upon their first appointment their capacities as Directors and any other positions held in other institutions, the declaration of which shall be renewed once a year. When the Board discusses any motion or transaction and considers any Director has any conflict of interest, the Director shall declare his interest and abstain from voting, and will excuse himself as appropriate. The Company shall, pursuant to the guidelines, request from Directors their confirmation if they or their associates are connected with any transactions entered into by the Company or its subsidiaries during the Reporting Period. Material transactions which have been confirmed as having been entered into with any connected person have been disclosed in the notes to the financial statements prepared in accordance with IFRS of the Annual Report.

董事權益

所有董事須於首次獲委任時向董事會申報在其他公司或機構擔任董事或其他職務的身份，有關利益申報每年更新一次。倘董事會在討論任何動議或交易時認為董事在當中存在利益衝突，該董事須申報利益及放棄投票，並在適當情況下避席。本公司根據指引於每個財務報告期間要求董事確認他們或其聯繫人與公司或其附屬公司進行的任何有關連的交易。經確認的重大有關連人士交易，均已在年報按國際財務報告準則編製之財務報表附註內披露。

SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code of Appendix 10 of the Listing Rules as the securities transactions code. Each of the Directors and Supervisors of the Company has been issued with a copy of the Model Code upon their appointment.

All the Directors and Supervisors of the Company have confirmed that they have complied with the Model Code in 2006.

The Company has also adopted the related provisions set out in Appendix 14 to the Listing Rules, and has established its Code of Conduct for Securities Transactions by Employees of the Company according to its own situation and with reference to the Model Code as set out in Appendix 10 to the Listing Rules. The aforesaid Code of Conduct shall apply to the conduct of dealings in the securities of the Company by the Supervisors and senior management of the Company.

In addition, pursuant to the requirements of the Listing Rules for Shares of the Shanghai Stock Exchange, the shares of the Company transferred by each of the Directors, Supervisors and senior management of the Company every year are not allowed to exceed 25% of the total number of shares held by each of them, and they are not allowed to purchase the shares of the Company within 6 months after they have sold their shares. They are also not allowed to sell the shares of the Company within 6 months after they have bought shares. Additionally, within 6 months after they have left their appointment, they are not allowed to transfer their shares of the Company held by them.

All the employees who may have unpublished price-sensitive information related to the Group are also required to comply with the Model Code. During the Reporting Period, the Directors are not aware of any breach of laws and regulations.

DIRECTORS RESPONSIBILITIES IN RESPECT OF FINANCIAL STATEMENTS

The Directors confirm that they are responsible for the preparation of the financial statements of the Group.

The responsibility statement made by the Company's auditors in respect of the financial statements is set out on page 91 to page 92 of the Annual Report.

董事進行之證券交易

本公司已採納上市規則附錄十的《標準守則》為本公司的董事證券交易守則。公司各董事及監事於獲委任時均獲發一份《標準守則》。

本公司所有董事及監事於二零零六年確認已遵守《標準守則》。

公司亦採納上市規則附錄十四的有關規定，根據公司自身情況並結合上市規則附錄十：標準守則的規定制訂了《公司員工進行證券交易的行為守則》，該守則同樣適用於公司監事和高級管理人員買賣本公司股票的行為。

另外，根據上海證券交易所《股票上市規則》的規定，公司董事、監事和高級管理人員每年轉讓的本公司股份不得超過其持有的本公司股份總數的25%，並且在賣出之後六個月內不得再行買入公司股份，買入之後六個月內不得再行賣出本公司股份。另外在離任後六個月內，也不得轉讓所持有的本公司的股份。

所有特定僱員若可能擁有關於本集團的尚未公開股價敏感資料，亦須符合《標準守則》。本公司於本報告期內並未發現任何違規事件。

董事就財務報表所承擔的責任

董事確認須就編製本集團財務報表承擔有關責任。

本公司核數師就財務報表所作之申報責任聲明列載於本年報第91至92頁。

INTERNAL CONTROL

Internal control system

The Board shall be responsible for the overall internal control system of the Company/Group and periodically reviews the effectiveness of the internal control system. The internal control system is essential to risk management which, in turn, is important in ensuring that operational objectives can be achieved. Internal control procedures are designed to prevent assets from unauthorized use or disposal, to ensure the maintenance of appropriate accounting records and to provide reliable financial information either for internal use or for dissemination externally. However, the control procedures aim at reasonably (but not absolutely) assuring that there will not be material misrepresentation, loss or unlawful conduct. The internal control system is designed to comply with the relevant laws, supplementary regulations and constitutional documents.

The Company reviews the effectiveness of its internal control annually, which includes control over finance, operations, compliance with laws and regulations as well as the monitoring of risk management. The results of the review have been reported to the audit committee and the Board.

The Board confirms that the Company has systems and procedures in place to identify, manage and report material risks in the course of achieving its strategic objectives. The Directors continue to monitor risks with the support of the committees and senior management. The Company has conducted a review to identify areas for improvement, and is taking measures to implement them. The effectiveness of the measures taken will be reported in the next meeting of the audit committee.

Internal audit

The Company's internal audit department is responsible for conducting an independent audit of whether or not the internal control system is sufficient and effective. The auditing plan is prepared using a risk based approach and is discussed and finalized by the audit committee. Other than the pre-determined scope of work, the department is also required to conduct other specific audits.

內部監控

內部監控制度

董事會須對公司／集團的內部監控制度負整體責任，並通過審核委員會定期檢討該制度是否有效。本公司的內部監控制度對風險管理發揮關鍵的作用，而風險管理對於能否達到營運目標非常重要。訂立內部監控程序是為保障資產以防未經授權使用或處理資產；確保適當的會計記錄得以保存；並且可提供可靠的財務資料供內部使用或對外發放。但監控程序旨在合理(但非絕對)保證並無重大失實陳述、損失或舞弊。本公司內部監控程序是按相關法律條例、附屬法例和規章編寫。

本公司每年均對內部監控系統進行效益檢討，內容包括財務、營運、遵守法規及風險管理之監控。有關結果已向審核委員會及董事會報告。

董事會確認本公司已具有辨認、管理及報告對達致其策略性目標所面對的重大風險系統和程序。董事會持續監察風險，並獲得各董事委員會及高層管理人員的支持。本公司已查找出某些可改善的地方，並且現正采取措施管理。這些措施的成效將在下一次審核委員會會議內作出報告。

內部審核

本公司的內部審核部負責對內部監控系統是否足夠及其成效進行獨立審核。審核計劃乃以風險評估方法編製並每年經由審核委員會商討及議定。除議定的年度工作外，該部門亦需要進行其他專項的審核工作。

The Group's internal audit department reports to the chief executive officer; it may also report directly to the chairman of the audit committee. All internal audit reports are delivered to the Chairman of the Board, chief executive officer, chief financial officer, the management of the audit department and related departments. The outcome of each audit, in summary, will also be discussed with the audit committee. The Board and audit committee actively monitor the number and seriousness of any weaknesses or issues identified, and the relevant corrective measures taken by the department.

本集團內部審核部的主要報告流程是向行政總裁報告，亦可直接向審核委員會主席報告。所有內部審核報告均送交董事會主席、行政總裁、財務總監、被審核部門及相關部門的管理層。每次審核主要結果亦與審核委員會討論。董事會及審核委員會積極監察內部審核部門提交的調查結果的數目和嚴重性，以及相關的部門採取的糾正行動。

Risk management

Risk management involves identifying and managing business risk effectively, including safety and security, law, environment and reputational risk.

風險管理

風險管理關乎識別及有效管理業務風險，包括安全及保安、法律、環境及商譽風險。

Risk management committee

The Board has not established a risk management committee, but the internal audit department has undertaken related risk management duties and reports to the audit committee periodically. It is responsible for coordinating the implementation of appropriate measures to manage operational risks including:

- establishing risk trends and risk management strategy of the Group and reviewing the risk profile of the Group;
- identifying, assessing and managing material risks the various operations are exposed to;
- examining and assessing the suitability of the Group's risk management procedures, systems and internal controls;
- examining compliance with the Group's risk management procedures, systems and internal controls, including whether the Group meets legal and regulatory requirements.

風險管理委員會

董事會並未專門設有一個風險管理委員會，但公司內部審計部門承擔了相關的風險管理職責，定期向審核委員會報告工作，負責協調在整個集團內適當地實施營運風險管理程序。

- 建立本集團的風險取向和風險管理戰略，確定本集團的風險組合狀裏；
- 識別、評估、管理本集團不同業務單位面臨的重大風險；
- 審查和評估本集團風險管理程序、制度和內部控制的適當性；
- 審查及監控本集團對風險管理程序、制度及內部控制的遵守情況，包括本集團在開展業務時是否符合審慎、守法的要求。

AUDIT COMMITTEE

The audit committee is responsible for reviewing audit reports, reviewing internal control and corporate governance, and is responsible for making recommendations to the Board. All members of the committee are independent non-executive Directors and Mr Xie Rong, one of its members, has been appointed as the chairman of the committee. The chairman of the committee possesses professional qualifications in accounting.

Constitutional documents of the audit committee are posted on the website of the Company.

The audit committee held 5 meetings in 2006. In each meeting, senior management and external as well as internal auditors were invited to attend. Based on the reports of the external and internal auditors, the audit committee conducted reviews of accounting policies and principles, and internal controls procedures adopted by the Group with a view to continuing compliance with the Listing Rules. The committee also conducted reviews of internal and external audits, internal control, risk management and financial statements. The audited results of the first half and the final results for 2006 had been discussed in meetings before they were submitted to the Board for approval.

Attendance of members of the audit committee is as follows:

審核委員會

審核委員會主要負責審核財務報告、檢討內部監控及企業管治的工作，並負責向董事會提出相關的建議。委員會成員均為獨立非執行董事，並由其中之一的謝榮先生擔任委員會主席。委員會主席擁有專業的會計資格。

審核委員會的章程載於本公司網址。

審核委員會在二零零五年間開會5次，每次會議均邀請高層管理人員及外聘審計師及內部審計師出席。審核委員會就外聘審計師和內部審計師的報告結果、本集團采納之會計原則與常規、內部監控、是否符合上市規則的規定進行審核，對審核、內部監控、風險管理及財務報告事宜進行檢討，本集團的二零零六年半年及全年業績經審核委員會開會討論後才建議交由董事會通過。

各審核委員會成員董事的出席率如下：

Directors 董事		Attendance/ No. of meetings 出席次數／會議次數	Attendance 出席率
Xie Rong	謝榮	5/5	100%
Hu Honggao	胡鴻高	0/5	0%
Wu Baiwang	吳百旺	0/5	0%

The audit committee has also conducted other compliance work to comply with US reporting requirements in 2006, including review of compliance with the Sarbanes-Oxley Act; and specifically to consider the work undertaken in connection with managements' assessment of the effectiveness of internal controls to ensure compliance with Section 404 of the Sarbanes-Oxley Act.

除此之外，審核委員會亦於二零零六年進行其他符合美國呈報規定的工作，其中包括檢討本公司就《薩班斯－奧克斯萊(Sarbanes-Oxley)法案》方面的遵規情況；及審議管理層為本公司遵守《薩班斯－奧克斯萊法案》的內部監控規定(第404條)而開展的包括管理層評估在內的各項工作。

EXTERNAL AUDITORS

In the Reporting Period, the remuneration of the external auditors is estimated to be approximately RMB20.12 million, of which approximately RMB20 million was for the regular annual fee for audit of the Group's 2006 financial statements prepared under IFRS and PRC Accounting Regulations and the other relevant documents applicable for the purpose of 20-F filing, the remaining RMB0.12 million was for approved services not directly connected with annual audit. Audit fees are determined by the audit committee and approved by the Board.

In 2006, the Company was required to pay approximately RMB0.12 million to external auditors for providing approved non-audit services. The audit committee obtained an overall understanding of the non-audit services and its scope and was satisfied that the non-audit services (in respect of the nature of service and the total cost) had not affected the independence of the accounting firm. The non-audit services primarily comprise tax compliance services.

The partner appointed by the external auditor to take responsibility for the annual audit has been responsible for the service since 2006. Pursuant to applicable U.S. securities laws, the partner responsible for the annual audit may not undertake the service for more than 5 consecutive years.

外聘審計師

在本報告期內，外聘審計師酬勞預計為人民幣20.12百萬元，其中約人民幣20百萬元為負責審計有關本集團按照國際財務報告準則和中國會計準則編制之二零零六年度財務報表及美國20F表格存檔的當年費用，剩餘的人民幣0.12百萬元為許可的非審計服務方面徵收的費用。審計費用需經審核委員會及董事會批准。

於二零零六年，本公司須就外聘審計師向本公司提供的許可非審計服務支付約人民幣0.12百萬元，審核委員會已經簡要瞭解非審計服務範圍及有關費用，並滿意該非審計服務(在服務性質和相對於常年審計費用的非經常審計服務的費用總額而言)沒有影響到會計師事務所的獨立性。非審計服務主要包括稅務常規服務。

外聘審計師目前委派負責本公司審計的合夥人自二零零五年起擔任該職務。根據適用的美國證券法例，負責本公司審計的合夥人不能連續擔任此項工作逾5年。

REMUNERATION AND APPRAISAL COMMITTEE

The remuneration and appraisal committee is chaired by Mr Zhou Ruijin. Its members include 2 independent non-executive directors, Hu Honggao and Peter Lok. After each internal meeting, the remuneration and appraisal committee reported to the Board. Constitutional documents of the remuneration and appraisal committee are posted on the Company's website.

The remuneration and appraisal committee held 1 meeting in 2006.

Members and attendance of the remuneration and appraisal committee are as follows:

薪酬與考核委員會

薪酬與考核委員會由周瑞金先生出任主席，委員包括2位獨立非執行董事胡鴻高和樂鞏南。公司內部每次會議後，薪酬與考核委員會會向董事會報告。薪酬與考核委員會的章程載於本公司網址。

薪酬與考核委員會在二零零六年舉行1次會議。

薪酬與考核委員會成員董事的出席率如下：

Directors 董事		Attendance/ No. of meetings 出席次數／會議次數	Attendance 出席率
Zhou Ruijin	周瑞金	1/1	100%
Hu Honggao	胡鴻高	1/1	100%
Peter Lok	樂鞏南	0/1	0%

REMUNERATION POLICY OF EXECUTIVE DIRECTORS

Remuneration packages of executive Directors are aimed primarily at linking the remuneration of executive Directors to their performance and providing appropriate incentives. Pursuant to the policy, Directors are not allowed to approve their own remuneration.

The remuneration of executive Directors mainly comprises basic salary and bonus.

BASIC SALARY

Executive Directors review and approve the basic salary of each executive Director every year pursuant to the remuneration policy of the Company. Pursuant to the service contracts entered into between the Company and each of the executive Director, executive Directors are entitled to receive a fixed annual salary.

BONUS

Bonuses are calculated based on the measurable performance of the operating units for which the executive Directors are responsible.

執行董事之酬金政策

執行董事的酬金組合政策，主旨是使本公司執行董事之酬金及其表現與公司目標掛鈎，有助激勵執行董事的工作表現及留任。根據該政策，董事不可批准本身酬金。

本公司執行董事酬金之主要組成包括基本薪酬與獎金。

基本薪酬

執行董事每年均會根據本公司之酬金政策檢討及批准各執行董事之基本薪酬。根據本公司與執行董事之間所訂立之服務合約，執行董事有權獲取固定基本薪酬。

獎金

獎金乃根據由執行董事所主管之業務部門之可衡量表現和貢獻為基礎計算。

090

REMUNERATION POLICY OF NON-EXECUTIVE DIRECTORS

Non-executive Directors do not receive remuneration from the Group.

Allowances received by the 5 independent non-executive Directors in 2006 were as follows:

Hu Honggao	RMB50,000
Peter Lok	HK$50,000
Wu Baiwang	RMB50,000
Zhou Ruijin	RMB50,000
Xie Rong	RMB50,000

NOMINATION COMMITTEE

The Company has not established a nomination committee and the Board is directly responsible for nominating Directors. Pursuant to the articles of association, candidates for Director shall be nominated by the Board or shareholders, and nominations shall be submitted to the general meeting as motions for consideration.

INVESTOR RELATIONSHIP

The Company undertakes that the disclosure it makes is fair, comprehensive and transparent. The ultimate priority is to ensure effective communication with investors and to ensure that the Board is aware of the views of major shareholders. The Chairman meets major shareholders on a regular basis and the Board's routine communication with the major shareholders is conducted through the company's secretary.

The Company has drawn up and implemented an Information Disclosure and Management System and has further improved the information disclosure system in order to ensure the accuracy, completeness and timeliness of information disclosure; the Company has also established an information disclosure office for which the company secretary is responsible. The information disclosure office is mainly responsible for the collection, collation and compilation of basic information for disclosure, and is also responsible for drawing up the internal control and procedural guidelines. It is responsible for monitoring the correct implementation of the various control measures.

非執行董事之酬金政策

非執行董事均不在本集團內領取薪酬與酬金。

其中五名獨立非執行董事之二零零六年度領取如下補貼：

胡鴻高	RMB50,000
樂鞏南	HK$50,000
吳百旺	RMB50,000
周瑞金	RMB50,000
謝榮	RMB50,000

提名委員會

公司現在沒有成立提名委員會。董事會直接負責提名董事。根據公司章程規定，董事候選人由董事會或股東提名，並以提案方式提交股東大會審議。

與投資者關係

本公司承諾作公正的披露及提供全面而透徹的報告。董事會主席的最終責任，是確保與投資者有有效的溝通，並確保董事會明白主要股東的意見。因此，主席須為此與股東會面。董事會與主要股東的日常接觸，主要是透過公司秘書進行。

本公司制定並實施了《信息披露管理制度》，進一步完善本公司的信息披露制度，確保公司對外披露信息的準確性、完整性和及時性；同時建立了由公司秘書主持的信息披露辦公室。信息披露辦公室主要負責信息披露基礎資料的收集、匯總、整理工作，組織制定信息披露及相關的內部控制及程序等規章、制度，負責監督各項控制制度的正確執行等工作。

The Company has released information in relation to its quarterly results. In the latest shareholders' general meeting held on 28 June 2006 in Shanghai, the meeting was open to all the shareholders and the media. A total of 55 shareholders attended in person or by proxy.

本公司亦就其季度業績表現發放訊息。最近期的股東周年大會於二零零六年六月二十八日，在上海舉行。該會議公開讓所有股東及傳媒參與，會上共有55位股東親身或委任代表出席。

In the Annual General Meeting, each matter was proposed as a resolution and voted by poll.

於股東周年大會上，每項事宜均以決議案個別提出，以投票方式進行表決。

Investors and the public may access our website and download coverage on such briefings. The website also sets out details of each of the Group's operations. Announcements of the interim and final results may also be downloaded from the website.

投資者及公眾登入公司網址，從網上數據庫下載簡報會文稿資料，網址內亦載有關於本集團各項業務的詳細資料。公布中期及末期業績的公告亦可在本公司網址下載。

The company secretary and principal officer of the capital investment market held 55 investors' meetings with Hong Kong investment analysts and investors, and also held 3 press conferences with media in the PRC.

本公司公司秘書及資本市場主管於二零零六年與香港的分析員及投資者進行了55次會議，並舉行3次國內媒體見面會。

Based on publicly available information and to the best of the knowledge of the Directors, at least 25% of the total issued share capital is held by the public. As at 31 December 2006, there were a total of 88,648 shareholders on the Company's register of members.

據公司公開所得的資料及就公司董事所知，本公司至少25%已發行股本總額一直由公眾持有。於二零零六年十二月三十一日，本公司股東名義上共有88,648名股東。

For any enquiries of the Board, shareholders may use the shareholders' hotline 8621-62686268, e-mail at ir@ce-air.com to contact the company secretary, or they may put forward their questions in the Annual General Meeting or extraordinary general meetings. In respect of the procedures for shareholders to convene the Annual General Meeting or extraordinary general meetings, they may make enquiries of the company secretary through the aforesaid channels.

如欲向董事會作出任何查詢，股東可透過股東熱線8621-62686268、電郵ir@ce-air.com聯絡公司秘書，或直接於年會或特別大會上直接提問。關於股東召開年會或特別大會及提呈決議案的程序，可透過上述途徑向公司秘書查詢。

On behalf of the Board

董事會代表

Li Fenghua
Chairman of the Board

李豐華
董事長

Shanghai, China
19 April 2007

中國上海
二零零七年四月十九日

Report of the Supervisory Committee
監事會報告書

Dear Shareholders,

In 2006, the members of the Supervisory Committee, basing themselves on the powers bestowed upon them by the Company Law and the Company's articles of association and their sense of responsibility toward all the shareholders, actively carried out their tasks, faithfully performed their supervisory duties and protected the legitimate rights and interests of the Company and of all the shareholders.

The Supervisory Committee held a meeting on 10 April 2006, during which it adopted the Supervisory Committee's 2005 Work Report, and resolved that it would be put forward to the 2005 Annual General Meeting of the Company for consideration; the Supervisory Committee was of the view that the financial report of the Company for the year 2005 truly reflected the financial position and operating results of the Company, and resolved that it would be put forward to the 2005 Annual General Meeting of the Company for consideration; and agreed with the resolution of non-distribution of profits passed by the Board of Directors. The Supervisory Committee held a meeting on 28 August 2006, during which it confirmed that the interim report of the Company for the year 2006 truly reflected the financial position and operating results of the Company and that it was objective and fair. The Supervisory Committee held a meeting on 26 October 2006, during which it reviewed the full text and summary of the Company's report for the third quarter of 2006.

The Supervisory Committee has carefully reviewed financial information such as the financial report and the profit distribution scheme to be submitted to the 2006 Annual General Meeting for deliberation, and found no problems with these submissions. After examination, the Supervisory Committee did not discover any acts of insider trading in the Company's purchase or sale of assets, or any actions of the directors, presidents or other senior executives in carrying out their duties that in any way violated laws, regulations, or the articles of association of the Company or were prejudicial to the interests of the Company.

各位股東：

二零零六年度，本監事會依照《公司法》和《公司章程》賦予的權利，本著對全體股東負責的態度，積極開展各項工作，忠實履行監督職責，維護公司及全體股東的合法權益。

本監事會於二零零六年四月十日召開會議，審議通過《監事會二零零五年度工作報告》，並決定將其提交公司二零零五年度股東大會審議；監事會認為公司二零零五年度財務報告真實地反映了公司的財務狀裏和經營成果，是客觀公允的，同意將二零零五年度財務報告提交公司二零零五年度股東大會審議；同意董事會審議通過的二零零五年度不分配利潤的議案。監事會於二零零六年八月二十八日召開會議，認定公司二零零六年度中期財務報告真實地反映了公司的財務狀裏和經營成果，是客觀公允的；於二零零六年十月二十六日召開會議，審核了公司二零零六年第三季度報告的正文及摘要，並發表審核意見。

本監事會全面審核了擬提交二零零六年度股東大會審議的財務報告、利潤分配方案等財務資料，未發現有任何問題；監事會經審核未發現公司在收購、出售資產過程中有從事內幕交易的行為；監事會亦未發現公司董事、經理及其他高級管理人員在執行公司職務時有任何違反法律、法規、《公司章程》或損害公司利益的行為。

In the new year, the Supervisory Committee will, as in the past, conscientiously exercise and perform the powers bestowed upon it by the Company's articles of association, further strengthen its supervision of the Company's financial affairs and ensure compliant business practices. While stressing efficiency, it will continue to explore monitoring and control mechanisms which are of benefit in protecting and promoting the Company's development.

新的一年，本監事會將一如既往，認真行使和履行《公司章程》賦予的各項權利，進一步加疛財務監督，規範經營行為，在注重實效的基礎上繼續探索有利於保護、促進公司發展的監督制約機制。

The Supervisory Committee is extremely grateful for the continuous strong support for its work offered by all the shareholders, directors, staff and workers.

本監事會的工作一直得到各位股東、董事及全體員工的大力支持，謹此表示衷心感謝。

On behalf of
the Supervisory Committee

承監事會命

Li Wenxin
Chairman of the Supervisory Committee

Shanghai, China
19 April 2007

李文新
監事會主席

中國上海
二零零七年四月十九日

TO THE SHAREHOLDERS OF CHINA EASTERN AIRLINES CORPORATION LIMITED

(incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of China Eastern Airlines Corporation Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 93 to 227, which comprise the consolidated and Company balance sheets as at 31 December 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

致中國東方航空股份有限公司全體股東：

(於中華人民共和國註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核列載於第93至227頁中國東方航空股份有限公司(以下簡稱「貴公司」)及其附屬公司(以下簡稱「貴集團」)的綜合財務報表，此綜合財務報表包括於二零零六年十二月三十一日的綜合資產負債表與截至該日止年度的綜合收益表、綜合權益變動表和綜合現金流量表，以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

貴公司董事須負責根據國際財務報告準則及按照香港《公司條例》的披露規定編製及真實而公平地列報該等綜合財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制，以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等綜合財務報表作出意見。我們已根據國際審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定此等財務報表是否不存有任何重大錯誤陳述。

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價財務報表的整體列報方式。

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

我們相信，我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and the Group as at 31 December 2006, and of the Group's financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

意見

我們認為，該等綜合財務報表已根據國際財務報告準則真實而公平地反映貴公司及貴集團於二零零六年十二月三十一日的財務狀況及貴集團截至該日止年度的經營成果及現金流量，並已按照香港《公司條例》的披露規定妥為編製。

OTHER MATTERS

This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

其他事項

本報告包括意見，僅向整體股東報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 19 April 2007

羅兵咸永道會計師事務所
執業會計師
香港，二零零七年四月十九日

Consolidated Income Statement
綜合損益表

(Prepared in accordance with International Financial Reporting Standards)
(按國際財務報告準則編製)
For the year ended 31 December 2006
截至二零零六年十二月三十一日止年度

		Note 註釋	2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Revenues	收入	5	**37,488,875**	27,454,443
Other operating income, net	其他營業收益，淨額	6	**424,265**	245,279
Operating expenses	營業支出			
Commissions	佣金支出		**(1,316,620)**	(969,587)
Aircraft fuel	飛機燃料		**(13,608,793)**	(8,888,873)
Take-off and landing charges	飛機起降費		**(4,989,382)**	(3,718,846)
Ground services and other charges	地面服務費及其它費用		**(162,104)**	(115,516)
Civil aviation infrastructure levies	民航基礎設施建設基金		**(696,428)**	(466,191)
Food and beverages	航空餐食供應		**(1,188,016)**	(976,787)
Wages, salaries and benefits	工資、薪金及福利	8	**(3,476,096)**	(2,359,467)
Aircraft maintenance	飛機維修費		**(2,647,340)**	(1,383,989)
Aircraft depreciation and operating lease rentals	飛機折舊及經營性租賃租金		**(6,973,863)**	(5,254,716)
Other depreciation, amortisation and operating lease rentals	其他固定資產折舊、攤銷及經營性租賃租金		**(782,044)**	(666,287)
Ticket reservation fees	機票預定費		**(418,367)**	(292,412)
Insurance costs	保險費		**(161,469)**	(148,862)
Deficits on revaluation of property, plant and equipment	物業、機器及設備評估減值損失	15	**(1,035,343)**	-
Office, administrative and other expenses	辦公、管理及其他費用		**(3,448,715)**	(2,443,941)
Total operating expenses	營業支出總額		**(40,904,580)**	(27,685,474)
Operating (loss)/profit	經營(虧損)／溢利	9	**(2,991,440)**	14,248
Interest income	利息收入		**120,161**	128,700
Finance costs	利息支出	10	**(877,579)**	(707,050)
Share of results of associates	攤佔聯營公司業績	19	**103,566**	(9,030)
Share of results of jointly controlled entities	攤佔共同控制實體業績	20	**29,595**	(4,300)
Loss before income tax	除税前虧損		**(3,615,697)**	(577,432)
Income tax	税項	11	**162,932**	138,704
Loss for the year	年度虧損		**(3,452,765)**	(438,728)
Attributable to:	歸屬於：			
Equity holders of the Company	本公司權益持有人		**(3,313,425)**	(467,307)
Minority interests	少數股東權益		**(139,340)**	28,579
			(3,452,765)	(438,728)
Loss per share for loss attributable to the equity holders of the Company during the year - basic and diluted	年內本公司權益持有人應佔虧損 — 基本及攤薄	13	**RMB(0.68)**	RMB(0.10)

The notes on pages 101 to 227 are an integral part of these financial statements.

註釋101頁至227頁為財務報表的整體部分。

Consolidated Balance Sheet
綜合資產負債表

(Prepared in accordance with International Financial Reporting Standards)
(按國際財務報告準則編製)
As at 31 December 2006
於二零零六年十二月三十一日

		Note 註釋	2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Non-current assets	**非流動資產**			
Intangible assets	無形資產	14	1,337,554	751,843
Property, plant and equipment	物業、機器及設備	15	40,050,466	38,524,868
Lease prepayments	預付租賃款	16	1,054,362	972,771
Advanced payments on acquisition of aircraft	飛機預付款	17	7,668,708	9,072,673
Investments in associates	投資於聯營公司	19	623,390	629,746
Investments in jointly controlled entities	投資於共同控制實體	20	115,540	100,520
Available-for-sale financial assets	可出售財務資產		47,554	40,802
Other long-term assets	其他長期資產	21	1,099,265	2,705,558
Deferred tax assets	遞延稅項資產	31	82,146	12,324
Derivative assets	衍生資產	34	73,269	70,886
			52,152,254	52,881,991
Current assets	**流動資產**			
Flight equipment spare parts	飛機設備零件		1,198,642	978,922
Trade receivables and notes receivable	應收賬款及應收票據	22	2,002,855	1,918,409
Amounts due from related companies	應收有關聯公司款項	41	352,719	205,712
Prepayments, deposits and other receivables	預付款、存款及其它應收款	23	2,475,992	997,271
Cash and cash equivalents	現金及現金等價物	24	1,987,486	1,864,001
Derivative assets	衍生資產	34	113,532	53,036
Non-current assets held for sale	待售非流動資產	37	882,426	-
			9,013,652	6,017,351
Current liabilities	**流動負債**			
Sales in advance of carriage	預售機位		891,659	823,149
Trade payables and notes payable	應付賬款及應付票據	25	5,090,210	3,113,898
Amounts due to related companies	應付有關聯公司款項	41	348,477	576,030
Other payables and accrued expenses	其他應付款及預提費用	26	7,986,351	5,995,751
Current portion of obligations under finance leases	融資租賃負債的流動部份	27	2,803,956	2,428,037
Current portion of borrowings	貸款的流動部分	28	16,016,327	18,554,630
Income tax payable	應付稅項		80,483	47,259
Current portion of provision for aircraft overhaul expenses	飛機大修費用準備的流動部分	29	20,900	15,589
Derivative liabilities	衍生負債	34	124,722	34,844
Liabilities directly associated with non-current assets held for sale	與待售非流動資產直接相關的負債	37	442,935	-
			33,806,020	31,589,187
Net current liabilities	**淨流動負債**		(24,792,368)	(25,571,836)
Total assets less current liabilities	**總資產減流動負債**		27,359,886	27,310,155

綜合資產負債表

(Prepared in accordance with International Financial Reporting Standards)
(按國際財務報告準則編製)
As at 31 December 2006
於二零零六年十二月三十一日

		Note 註釋	2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Non-current liabilities	**非流動負債**			
Obligations under finance leases	融資租賃負債	27	**9,048,642**	8,159,517
Borrowings	貸款	28	**12,091,413**	9,790,116
Provision for aircraft overhaul expenses	飛機大修費用準備	29	**489,721**	388,410
Other long-term liabilities	其他長期負債	30	**438,461**	201,902
Deferred tax liabilities	遞延税項負債	31	**68,459**	178,825
Post-retirement benefit obligations	退休後福利準備	32(b)	**1,292,960**	1,202,877
Long-term portion of staff housing allowances	職工住房補貼的長期部份	33(b)	**439,491**	444,196
Derivative liabilities	衍生負債	34	**14,096**	25,770
			23,883,243	20,391,613
Net assets	**淨資產**		**3,476,643**	6,918,542
Equity	**權益**			
Capital and reserves attributable to the equity holders of the Company	本公司權益持有人應佔資本及權益			
Share capital	股本	35	**4,866,950**	4,866,950
Reserves	儲備	36	**(2,052,053)**	1,229,115
			2,814,897	6,096,065
Minority interests	少數股東權益		**661,746**	822,477
Total equity	**總權益**		**3,476,643**	6,918,542

These financial statements have been approved for issue by the Board of Directors on 19 April 2007.

本財務報表已經在二零零七年四月十九日由董事會通過並許可發出。

Li Fenghua
Director
李豐華
董事

Cao Jianxiong
Director
曹建雄
董事

The notes on pages 101 to 227 are an integral part of these financial statements.

註釋101頁至227頁為財務報表的整體部分。

Balance Sheet
資產負債表

(Prepared in accordance with International Financial Reporting Standards)
(按國際財務報告準則編製)
As at 31 December 2006
於二零零六年十二月三十一日

		Note 註釋	2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Non-current assets	**非流動資產**			
Intangible assets	無形資產	14	**1,032,679**	751,591
Property, plant and equipment	物業、機器及設備	15	**31,606,868**	32,162,125
Lease prepayments	預付租賃款	16	**497,668**	481,600
Advanced payments on acquisition of aircraft	飛機預付款	17	**7,006,853**	8,157,515
Investments in subsidiaries	投資於附屬公司	18	**3,882,670**	2,512,490
Investments in associates	投資於聯營公司	19	**377,872**	620,659
Investments in jointly controlled entities	投資於共同控制實體	20	**59,552**	59,552
Available-for-sale financial assets	可出售財務資產		**31,806**	35,282
Other long-term assets	其他長期資產	21	**994,729**	2,596,521
Derivative assets	衍生資產	34	**73,269**	70,886
			45,563,966	47,448,221
Current assets	**流動資產**			
Flight equipment spare parts	飛機設備零件		**931,415**	906,605
Trade receivables and notes receivable	應收賬款及應收票據	22	**1,260,572**	1,260,283
Amounts due from related companies	應收有關聯公司款項	41	**351,209**	203,113
Prepayments, deposits and other receivables	預付款、存款及其它應收款	23	**2,173,904**	688,543
Cash and cash equivalents	現金及現金等價物	24	**1,109,834**	940,609
Derivative assets	衍生資產	34	**113,532**	53,036
Non-current assets held for sale	待售非流動資產	37	**882,426**	-
			6,822,892	4,052,189
Current liabilities	**流動負債**			
Sales in advance of carriage	預售機位		**891,659**	808,231
Trade payables and notes payable	應付賬款及應付票據	25	**4,674,301**	2,975,827
Amounts due to related companies	應付有關聯公司款項	41	**246,362**	205,189
Other payables and accrued expenses	其他應付款及預提費用	26	**6,683,039**	5,132,878
Current portion of obligations under finance leases	融資租賃負債的流動部份	27	**2,636,057**	2,361,974
Current portion of borrowings	貸款的流動部分	28	**13,004,878**	15,375,864
Current portion of provision for aircraft overhaul expenses	飛機大修費用準備的流動部分	29	**20,900**	15,589
Income tax payable	應付税項		**-**	2,210
Derivative liabilities	衍生負債	34	**124,722**	34,844
Liabilities directly associated with non-current assets held for sale	與待售非流動資產直接相關的負債	37	**442,935**	-
			28,724,853	26,912,606
Net current liabilities	**流動淨負債**		**(21,901,961)**	(22,860,417)
Total assets less current liabilities	**總資產減流動負債**		**23,662,005**	24,587,804

Balance Sheet
資產負債表

(Prepared in accordance with International Financial Reporting Standards)
(按國際財務報告準則編製)
As at 31 December 2006
於二零零六年十二月三十一日

		Note 註釋	2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Non-current liabilities	**非流動負債**			
Obligations under finance leases	融資租賃負債	27	**7,511,373**	7,363,308
Borrowings	貸款	28	**10,841,915**	9,457,436
Provision for aircraft overhaul expenses	飛機大修費用準備	29	**408,690**	333,246
Other long-term liabilities	其他長期負債	30	**438,461**	201,902
Deferred tax liabilities	遞延稅項負債	31	**-**	160,067
Post-retirement benefit obligations	退休後福利準備	32(b)	**1,144,653**	1,085,637
Long-term portion of staff housing allowances	職工住房補貼的長期部份	33(b)	**413,386**	415,735
Derivative liabilities	衍生負債	34	**14,096**	25,770
			20,772,574	19,043,101
Net assets	**淨資產**		**2,889,431**	5,544,703
Equity	**權益**			
Capital and reserves attributable to the equity holders of the Company	本公司權益持有人應佔資本及權益			
Share capital	股本	35	**4,866,950**	4,866,950
Reserves	儲備	36	**(1,977,519)**	677,753
Total equity	**總權益**		**2,889,431**	5,544,703

These financial statements have been approved for issue by the Board of Directors on 19 April 2007.

本財務報表已經在二零零七年四月十九日由董事會通過並許可發出。

Li Fenghua
Director
李豐華
董事

Cao Jianxiong
Director
曹建雄
董事

The notes on pages 101 to 227 are an integral part of these financial statements.

註釋101頁至227頁為財務報表的整體部分。

Consolidated Cash Flow Statement
綜合現金流量表

(Prepared in accordance with International Financial Reporting Standards)
(按國際財務報告準則編製)
For the year ended 31 December 2006
截至二零零六年十二月三十一日止年度

		Note 註釋	2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Cash flows from operating activities	**營運活動的現金流量**			
Cash generated from operations	營運產生的現金	38	3,458,510	3,369,783
Interest paid	已付利息		(2,097,077)	(1,357,402)
Income tax paid	已付所得稅		(22,740)	(59,932)
Net cash inflow from operating activities	**營運活動產生的淨現金**		1,338,693	1,952,449
Cash flows from investing activities	**投資活動的現金流量**			
Additions of property, plant and equipment	購入物業、機器及設備		(879,756)	(2,676,050)
Proceeds from disposal of property, plant and equipment	出售物業、機器及設備所得款		328,419	32,923
Acquisition of land use rights	購入土地使用權		(37,158)	(31,780)
Acquisition of available-for-sale financial assets	購入可持作買賣的財務資產		(6,751)	(1,256)
Advanced payments on acquisition of aircraft	飛機、發動機及飛行設備的預付款		(4,560,694)	(7,751,197)
Refund of advanced payments upon delivery of aircraft	收回飛機預付款		3,744,513	-
Repayment of other payables (instalment payment for acquisition of an airline business)	償還其他應付款（購入一航空業務的分期付款）		(30,000)	(30,000)
Decrease/(increase) in bank deposits	銀行存款的淨減少（增加）		-	270
Interest received	已收利息		120,161	128,700
Dividend received	已收股息		8,617	-
Acquisitions of controlling interests in associates, net cash outflow	增購聯營公司的控制權益淨現金流出	40	(366,529)	(40,704)
Net cash outflow from investing activities	**投資活動產生的淨現金**		(1,679,178)	(10,369,094)

Consolidated Cash Flow Statement

綜合現金流量表

(Prepared in accordance with International Financial Reporting Standards)
(按國際財務報告準則編製)
For the year ended 31 December 2006
截至二零零六年十二月三十一日止年度

		Note 註釋	2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Cash flows from financing activities	**融資活動的現金流量**			
Proceeds from draw down of short-term bank loans	短期銀行貸款所得款		**14,748,954**	14,307,315
Repayments of short-term bank loans	償還短期銀行貸款		**(15,133,553)**	(8,872,754)
Proceeds from draw down of long-term bank loans	長期銀行貸款所得款		**6,909,927**	5,135,286
Repayments of long-term bank loans	償還長期銀行貸款		**(4,179,412)**	(3,843,483)
Principal repayments of finance lease obligations	償還融資租賃負債的本金		**(2,539,995)**	(1,157,334)
Proceeds from issuance of notes payable	發行應付票據所得款		**7,696,014**	4,228,783
Repayments of notes payable	償還應付票據		**(6,014,279)**	(3,376,072)
Proceeds from issuance of debentures	發行債券所得款		**-**	1,951,600
Repayment of debentures	償還債券		**(2,000,000)**	-
Placement of finance lease deposits	支付融資租賃飛機押金		**(803)**	-
Refund of deposits for finance leases upon maturities	收回到期融資租賃飛機押金		**1,047,534**	-
Capital injection from a minority shareholder on subsidiaries	從附屬公司少數股東收到的投資		**1**	-
2004 dividend paid	向本公司權益持有人支付2004年股利		**(60,000)**	(97,339)
Dividends paid to minority shareholders of subsidiaries	向附屬公司的少數股東支付股利		**(53,550)**	(90,000)
Net cash inflow from financing activities	**融資活動產生淨現金**		**420,838**	8,186,002
Net increase/(decrease) in cash and cash equivalents	**現金及現金等價物淨增加／(減少)**		**80,353**	(230,643)
Cash and cash equivalents at 1 January	一月一日的現金及現金等價物		**1,864,001**	2,114,447
Exchange adjustments	匯率調整		**43,132**	(19,803)
Cash and cash equivalents at 31 December	**十二月三十一日的現金及現金等價物**		**1,987,486**	1,864,001

The notes on pages 101 to 227 are an integral part of these financial statements.

註釋101頁至227頁為財務報表的整體部分。

Consolidated Statement of Changes in Equity
綜合權益變動表

(Prepared in accordance with International Financial Reporting Standards)
(按國際財務報告準則編製)
For the year ended 31 December 2006
截至二零零六年十二月三十一日止年度

		Attributable to equity holders of the Company 本公司股東權益				
		Share Capital 股本 RMB'000 人民幣千元	Reserves 儲備 RMB'000 人民幣千元	Sub-total 合計 RMB'000 人民幣千元	Minority interests 少數股東權益 RMB'000 人民幣千元	Total equity 總權益 RMB'000 人民幣千元
Balance at 1 January 2005	二零零五年一月一日結餘	4,866,950	1,657,174	6,524,124	820,835	7,344,959
Cash flow hedges, net of tax	現金流量套期，扣除稅項	-	136,587	136,587	-	136,587
Dividend relating to 2004	二零零四年的股利	-	(97,339)	(97,339)	-	(97,339)
Dividend paid to minority interest in subsidiaries	支付少數股東股利	-	-	-	(90,000)	(90,000)
Contribution from minority interest in subsidiaries	附屬公司少數股東權益增加	-	-	-	63,063	63,063
Loss for the year	年度虧損	-	(467,307)	(467,307)	28,579	(438,728)
Balance at 31 December 2005	二零零五年十二月三十一日結餘	4,866,950	1,229,115	6,096,065	822,477	6,918,542
Balance at 1 January 2006	**二零零六年一月一日結餘**	**4,866,950**	**1,229,115**	**6,096,065**	**822,477**	**6,918,542**
Cash flow hedges, net of tax	**現金流量套期，扣除稅項**	**-**	**8,441**	**8,441**	**-**	**8,441**
Revaluation reserve, net of tax, arising from the acquisition of a controlling interest in an associate	**由於進一步收購聯營公司控制權益，使其成為附屬公司所引起的重估儲備，扣除稅項**	**-**	**23,816**	**23,816**	**-**	**23,816**
Dividend paid to minority interests in subsidiaries	**支付附屬公司少數股東股利**	**-**	**-**	**-**	**(42,892)**	**(42,892)**
Loss for the year	**年度虧損**	**-**	**(3,313,425)**	**(3,313,425)**	**(139,340)**	**(3,452,765)**
Additions through acquisitions of subsidiaries (Note 40)	**業務收購附屬公司增加 (註釋40)**	**-**	**-**	**-**	**21,501**	**21,501**
Balance at 31 December 2006	**二零零六年十二月三十一日結餘**	**4,866,950**	**(2,052,053)**	**2,814,897**	**661,746**	**3,476,643**

The notes on pages 101 to 227 are an integral part of these financial statements.

註釋101頁至227頁為財務報表的整體部分。

(Prepared in accordance with International Financial Reporting Standards)
(按國際財務報告準則編製)
For the year ended 31 December 2006
截至二零零六年十二月三十一日止年度

1. CORPORATE INFORMATION

China Eastern Airlines Corporation Limited (the "Company"), a joint stock company limited by shares was incorporated in the People's Republic of China (the "PRC") on 14 April 1995. The address of its registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the "Group") are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, and mail delivery and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company ("CEA Holding"), a state-owned enterprise incorporated in the PRC.

The Company's shares are traded on The Stock Exchange of Hong Kong Limited, The New York Stock Exchange and The Shanghai Stock Exchange.

During the year ended 31 December 2006, the Company acquired additional equity interests of 56% in China Eastern Airlines Wuhan Co., Ltd. ("CEA Wuhan"). Further details of the acquisition are set out in Note 40 to the financial statements.

1. 公司資料

中國東方航空股份有限公司(「本公司」)是於一九九五年四月十四日在中華人民共和國(「中國」)成立的一間股份有限公司。本公司註冊地址為中國上海浦東國際機場機場路66號。本公司及其附屬公司(「本集團」)主要經營民航業務,包括客運、貨運、郵運及其他延伸的航空業務。

本公司大部份權益現由一家位於中國名為中國東方航空集團公司(「中國東航集團」)的國有企業擁有。

本公司的股份在香港聯合交易所有限公司、紐約證券交易所及上海證券交易所上市。

於二零零六年十二月三十日止年度,本公司進一步收購中國東方航空武漢公司(「東航武漢」)56%的股權。有關收購的詳細資料已於本財務報告的註釋40中列明。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") and the disclosure requirements of the Hong Kong Companies Ordinance. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of property, plant and equipment, available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

2. 重要會計政策摘要

編制本綜合財務報表採用的主要會計政策載於下文。除另有說明外,此等政策在所呈報的所有年度內貫徹應用。

(a) 編製基準

本集團的綜合財務報表是根據國際財務報告準則(「財務準則」)及香港公司條例的披露規定編制。綜合財務報表已按照歷史成本法編制,並就物業、機器及設備、可供出售財務資產、按公平值透過損益記賬的財務資產和財務負債(包括衍生工具)的重估而作出修訂。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(a) Basis of preparation (Cont'd)

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4 to the financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

The Group incurred a net loss attributable to equity holders of the Company of approximately RMB3,313 million for the current financial year and as at 31 December 2006 the Group's accumulated losses were approximately RMB3,335 million and its current liabilities exceeded its current assets by approximately RMB24,792 million. Based on the Group's history of obtaining finance, its relationships with its bankers, banking facilities available and net operating cash inflow, the Board of Directors consider that the Group will be able to obtain sufficient financing to enable it to operate and meet its liabilities as and when they fall due. Accordingly, it is appropriate that these financial statements should be prepared on a going concern basis and they do not include any adjustments that would be required should the Company and the Group fail to continue as a going concern.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

編製符合財務準則的財務報表需要使用若干關鍵會計估算。這亦需要管理層在應用本公司會計政策過程中行使其判斷。涉及高度的判斷或高度複雜性的範疇，或涉及對綜合財務報表屬重大假設和估算的範疇，在財務報表註釋4中披露。此等假設和估算會影響在財務報表日所列示的資產和負債、或有資產及負債的披露、以及當期的收入及支出。此等估計雖然已按管理層對當時的事項及行動的最佳知識作基準，惟實際結果有可能會與估計出現差異。

本集團二零零六年度本公司權益持有人應佔綜合虧損為人民幣3,313百萬元，截止二零零六年十二月三十一日，本集團累積虧損為人民幣3,335百萬元，流動負債大於流動資產人民幣24,792百萬元。但基於本集團獲取融資的歷史、與各大銀行及財務機構的良好合作關係、已取得的借貸信用額度及經營狀況，董事會認為本集團可以繼續獲取足夠的融資來源，來保證經營所需的資金。基於以上所述，本公司及本集團的財務報表並沒有包括任何在不能持續經營基礎下需要的調整，所以董事會以持續經營為基礎而編制本年度會計報表。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(a) Basis of preparation (Cont'd)

In 2006, the Group adopted the following amendments and interpretations to existing standards which are relevant to its operations. The adoption of these amendments and interpretations did not have any significant impact on its results of operations and financial position. In summary:

- International Accounting Standard ("IAS") No. 39 and IFRS 4 (Amendment) – Financial Guarantee Contracts
- IAS 19 (Amendment) – Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures
- IAS 39 (Amendment) – The Fair Value option
- International Financial Reporting Interpretations Committee ("IFRIC") Interpretation 4 – Determining whether an Arrangement contains a Lease

The following new/revised standards and interpretations to existing standards have been published which are relevant to the Group's operations that are mandatory for accounting periods beginning on or after 1 March 2006 or later periods. The Group is assessing the impact of these new/revised standards and interpretations but management do not believe these new/revised standards and interpretations will have a significant impact on its results of operations or financial position.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

在二零零六年，本集團採用了以下與其經營活動有關對現有準則的修訂及詮釋。採納該等對現有準則的修訂及詮釋並沒有對本集團經營業績及財務狀況造成重大影響。概括如下：

- 國際會計準則(「會計準則」)第39號及財務準則第4號(經修訂)－財務擔保合約
- 會計準則第19號(修訂)－僱員福利：精算的收益和損失，集團計劃及披露
- 會計準則第39號(經修訂)－選擇以公允價值入賬
- 國際財務報告準則詮釋委員會(「財務準則詮釋」)－詮釋第4號－釐定安排是否包含租賃

以下所示的新頒布或經修訂的準則和對現有準則的詮釋自二零零六年三月一日或以後日期開始的會計年度生效，並與本集團經營活動有關。本集團已經對採用這些新頒布或經修訂的準則及詮釋的影響進行了評估，並相信這些新頒佈及經修訂的準則及詮釋不會對本集團經營業績及財務狀況造成重大影響。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(a) Basis of preparation (Cont'd)

- IFRS 7 – Financial Instruments: Disclosures (effective for annual periods beginning on or after 1 March 2006)
- IFRS 8 - Operating segments (effective for annual periods beginning on or after 1 January 2009)
- IAS 1 (Amendment) - Presentation of Financial Statements: Capital disclosures (effective for annual periods beginning on or after 1 January 2007)
- IFRIC Interpretation 8 - Scope of IFRS 2 (effective for annual periods beginning on or after 1 May 2006)
- IFRIC Interpretation 9 - Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1 June 2006)
- IFRIC Interpretation 10 - Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1 November 2006)
- IFRIC Interpretation 11 - IFRS 2 - Group and Treasury Share Transactions (effective for annual periods beginning on or after 1 March 2007)
- IFRIC Interpretation 12 - Service Concession Arrangements (effective for annual periods beginning on or after 1 January 2008)

2. 重要會計政策摘要(續)

(a) 編製基準(續)

財務準則第7號－金融工具：披露(自二零零六年三月一日起的會計年度生效)

財務準則第8號－經營分類(自二零零九年一月一日起的會計年度生效)

會計準則第1號(修訂)－權益的相關披露(自二零零七年一月一日起的會計年度生效)

財務準則詮釋第8號－香港財務報告準則第2號的範圍(自二零零六年五月一日起的會計年度生效)

財務準則詮釋第9號－重新評估內含衍生工具(自二零零六年六月一日起的會計年度生效)

財務準則詮釋第10號－中期報告及減值(自二零零六年十一月一日起的會計年度生效)

財務準則詮釋第11號－財務準則第2號－集團及庫存股份交易(自二零零七年三月一日起的會計年度生效)

財務準則詮釋第12號－服務經營權安排(自二零零八年一月一日起的會計年度生效)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(b) Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to 31 December.

(i) *Subsidiaries*

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

2. 重要會計政策摘要(續)

(b) 集團會計

綜合賬目包括本公司及其所有附屬公司截至十二月三十一日止的財務報表。

(i) *附屬公司*

附屬公司指本集團有權管控其財政及營運政策的所有實體(包括特殊目的實體),一般附帶超過半數投票權的股權。在評定本集團是否控制另一實體時,目前可行使或可兌換的潛在投票權的存在及影響均予考慮。

附屬公司在控制權轉移至本集團之日全面綜合入賬。附屬公司在控制權終止之日起停止綜合入賬。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(b) Consolidation (Cont'd)

(i) Subsidiaries (Cont'd)

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group, including those acquired from holding companies. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

2. 重要會計政策摘要(續)

(b) 集團會計(續)

(i) 附屬公司(續)

會計收購法乃用作本集團收購附屬公司的入賬方法，包括從控股公司收購的附屬公司。收購的成本根據於交易日期所給予資產、所發行的股本工具及所產生或承擔的負債的公平值計算，另加該收購直接應佔的成本。在企業合併中所收購可識辨的資產以及所承擔的負債及或然負債，首先以該等於收購日期的公平值計量，而不論任何少數股東權益的數額。收購成本超過本集團應佔所收購可識辨資產淨值公平值的數額記錄為商譽。若收購成本低於所購入附屬公司資產淨值的公平值，該差額直接在損益表確認。

集團內公司之間的交易、交易的結餘及未實現收益予以對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。附屬公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(b) Consolidation (Cont'd)

(i) Subsidiaries (Cont'd)

Minority interests represents the interests of outside members in the operating results and net assets of subsidiaries. The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses, if any. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(ii) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Group's investments in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

2. 重要會計政策摘要(續)

(b) 集團會計(續)

(i) 附屬公司(續)

少數股東權益是指外間股東在附屬公司應佔營運業績及資產淨值的權益。本集團與少數股東交易採用視同集團外第三方交易的政策。本集團向少數股東出售資產的收益和損失於損益表中列示。本集團從購買少數股東權益所產生的商譽為換出資產與取得附屬公司淨資產價值的差額。

在本公司之資產負債表內,於附屬公司之投資按成本值扣除減值虧損準備列賬,如有。附屬公司之業績由本公司按已收及應收股息入賬。

(ii) 聯營公司

聯營公司指所有本集團對其有重大影響力而無控制權的實體,通常附帶有20%-50%投票權的股權。聯營公司投資以權益會計法入賬,初始以成本確認。本集團於聯營公司之投資包括收購時已識辨的商譽(扣除任何累計減值虧損)。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(b) Consolidation (Cont'd)

(ii) Associates (Cont'd)

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

2. 重要會計政策摘要(續)

(b) 集團會計(續)

(ii) 聯營公司(續)

本集團應佔收購後聯營公司的溢利或虧損於損益表內確認，而應佔收購後儲備的變動則於儲備賬內確認。投資賬面值會根據累計之收購後儲備變動而作出調整。如本集團應佔一家聯營公司之虧損等於或超過其在該聯營公司之權益，包括任何其他無抵押應收款，本集團不會確認進一步虧損，除非本集團已代聯營公司承擔責任或作出付款。

本集團與其聯營公司之間交易的未實現收益按集團在聯營公司權益的數額對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。聯營公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(b) Consolidation (Cont'd)

(ii) Associates (Cont'd)

In the Company's balance sheet, the investments in associates are stated at cost less provision for impairment losses, if any. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

(iii) Jointly controlled entities

A jointly controlled entity is an entity in which the Group has joint control over its economic activity established under a contractual arrangement. The Group's investments in jointly controlled entities includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's interests in jointly controlled entities are accounted for by the equity method of accounting based on the audited financial statements or management accounts of the jointly controlled entities. The Group's share of its jointly controlled entities' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements is adjusted against the carrying amount of the investment. When the Group's share of losses in a jointly controlled entity equals or exceeds its interest in that entity, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entity.

2. 重要會計政策摘要(續)

(b) 集團會計(續)

(ii) 聯營公司(續)

在本公司之資產負債表內,於聯營公司之投資按成本值扣除減值虧損準備(如有)列賬。聯營公司之業績由本公司按已收及應收股息入賬。

(iii) 共同控制實體

共同控制實體是指本集團,在合約條款下,對其經營活動擁有共同控制決定權的實體。本集團對共同控制實體的投資包括購買時確認的商譽,並以成本值減去減值準備列出。

本集團根據審計報告或管理層提供的公司財務報告,按權益法確認對共同控制實體的權益份額。本集團自收購日起將共同控制實體的盈利或虧損按照所佔權益的比例列示,自收購日後的累計變動乃用作調整投資成本。當本集團所攤佔的共同控制實體虧損已超過或等於其投資成本,包括任何其他非抵押的應收款,除了本集團對共同控制實體存有債務責任或代墊費用外,本集團無須進一步確認任何損失。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(b) Consolidation (Cont'd)

(iii) Jointly controlled entities (Cont'd)

Unrealised gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group's interest in the jointly controlled entities. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of jointly controlled entities have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investments in jointly controlled entities are stated at cost less provision for impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

(c) Segmental reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

2. 重要會計政策摘要(續)

(b) 集團會計(續)

(iii) 共同控制實體(續)

本集團與共同控制實體之間交易的未實現利潤按照本集團佔該控制實體的權益比例進行抵銷，未實現虧損亦採用相同方法進行抵銷，除非轉移的資產出現減值迹象。在有需要時，對共同控制實體採用的會計政策加以進行修改，以確保其與本集團採用的會計政策一致。

在公司資產負債表上所列的投資於共同控制實體的權益是按成本值扣除減值準備列賬。本公司將共同控制實體的業績以已收或應收股息入賬。

(c) 分部報告

業務分部指從事提供產品或服務的一組資產和業務，而產品或服務的風險和回報與其他業務分部的不同。地區分部指在某個特定經濟環境中從事提供產品或服務，其產品或服務的風險和回報與在其他經濟環境中營運的分部的不同。

按照本集團之內部財務報告，本集團已決定將業務分部資料作為主要分部報告，而地區分布資料列作為次級分部形式呈列。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(c) Segmental reporting (Cont'd)

The Group has two business segments, namely passenger (including cargo carried by passenger flights) and cargo and logistics, which are structured and managed separately, according to the nature of their operations and the services they provide.

In respect of the geographical segment, the analysis of turnover and operating profit is based on the following criteria:

(i) Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region ("Hong Kong")) is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC and Hong Kong or overseas markets is classified under Hong Kong or the relevant overseas locations.

(ii) Revenue from ticket handling services, airport ground services and other miscellaneous services are classified on the basis of where the services are performed.

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Chinese Renminbi ("RMB"), which is the Company's functional and presentation currency.

2. 重要會計政策摘要(續)

(c) 分部報告(續)

本集團分為兩個業務分部，分別為客運分部(包括客機提供的貨運服務)及貨運及物流分部。該等分部依據其所提供的服務及運營性質在結構上分開管理。

區域性的營業額及經營溢利乃根據以下基準作出分析：

(i) 於中國境內(不包括中國香港特別行政區(「香港」))提供服務所賺取的運輸收入屬於國內業務收入。提供中國與香港或海外市場間去程及回程服務所賺取的運輸收入按海外航線的始發點或終點劃歸為所屬地區業務收入。

(ii) 提供售票服務收入，機場地勤服務收入及其他不同服務所賺取的收入按提供該服務所在地劃歸為該地區的業務收入。

(d) 外幣換算

(i) 功能及列賬貨幣

本集團每個實體的財務報表所列項目均以該實體營運所在的主要經濟環境的貨幣計量(「功能貨幣」)。綜合財務報表以人民幣呈報，人民幣為本公司的功能及列賬貨幣。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(d) Foreign currency translation (Cont'd)

(ii) *Transactions and balances*

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analysed between translation differences resulting from changes in the amortised cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in the carrying amount are recognised in equity.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. When a gain or loss on a non-monetary item is recognised directly in equity, any exchange component of that gain or loss is recognised directly in equity. Conversely, when a gain or loss on a non-monetary item is recognised in the income statement, any exchange component of that gain or loss is recognised in the income statement.

2. 重要會計政策摘要(續)

(d) 外幣換算(續)

(ii) *交易及結餘*

外幣交易採用交易日的匯率換算為功能貨幣。除了符合在權益中遞延入賬的現金流量對沖和淨投資對沖外,結算此等交易產生的匯兑盈虧以及將外幣計值的貨幣資產和負債以年終匯率換算產生的匯兑盈虧在損益表確認。

以外幣為單位被分類為可供出售的貨幣性證券的公平值變動,按照證券的攤銷成本變動與該證券賬面值的其他變動所產生的匯兑差額進行分析。與攤銷成本變動有關的匯兑差額在損益表中確認,賬面值的其他變動則於權益中確認。

非貨幣性金融資產及負債的交易差額以公允值計量損益。當一項非貨幣性項目的損益直接於權益中確認時,由匯率產生的損益也直接確認於權益。相反,當一項非貨幣性項目的損益直接於損益表中確認時,由匯率產生的損益也直接確認於損益表。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(e) Revenue recognition and sales in advance of carriage

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and the provision of services in the ordinary course of the Group's activities. Revenue is shown net of business and value-added taxes, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(i) *Traffic revenues*

Passenger, cargo and mail revenues are recognised as traffic revenues when the transportation services are provided. The value of sold but unused tickets is recognised as sales in advance of carriage ("SIAC").

(ii) *Commission income*

Commission income represents amounts earned from other carriers in respect of sales made by the Group's agents on their behalf, and is recognised in the income statement upon ticket sales.

2. 重要會計政策摘要(續)

(e) 收入的確認與預售機位

收益指本集團在通過活動過程中出售貨品及提供服務的已收或應收代價的公平值。收益在扣除營業及增值稅、退貨、回扣和折扣，以及對銷集團內部銷售後列賬。

當收益的數額能夠可靠計量、未來經濟利益有可能流入有關實體，而本集團每項活動均符合具體條件時(如下文所述)，本集團便會將收益確認。除非與銷售有關的所有或然事項均已解決，否則收益的數額不被視為能夠可靠計量。本集團會根據其往績並考慮客戶類別、交易種類和每項安排的特點作出估計。

(i) *運輸收入*

客運、貨運與郵運收入於提供運輸服務時確認為運輸收入。售出但未使用的機票金額則作為預售機位。

(ii) *佣金收入*

佣金收入包括由本集團代理人為其他航空公司售票而賺取的款項。佣金收入於機票出售時確認。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(e) Revenue recognition and sales in advance of carriage (Cont'd)

(iii) Other operating income

Revenues from other operating businesses, including income derived from the provision of ground services and cargo handling services, are recognised when the services are rendered.

(iv) Rental income

Rental income from subleases of aircraft is recognised on a straight-line basis over the terms of the respective leases. Rental income from leasing office premises and cargo warehouses is recognised on a straight-line basis over the lease term.

(f) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deducted from the related cost in the income statement.

Government grants relating to property, plant and equipment are recognised as a reduction of the carrying amount of the asset. The grant is recognised as income over the life of a depreciable asset by way of a reduced depreciation charge.

2. 重要會計政策摘要(續)

(e) 收入的確認與預售機位(續)

(iii) 其他營運收入

其他營運收入包括提供地勤服務的收入及貨運處理服務的收入,此等收入均在提供服務時確認。

(iv) 租金收入

飛機的分租收入以直線法在各自租賃期內確認。出租辦公場所及貨庫取得的租金收入在租賃期內以直線法確認。

(f) 政府補貼

政府補貼在本集團已滿足補貼附帶的條件及有合理的保證相關的補貼將可收取時,按公允值確認。

與支出有關之政府補貼將予相關支出扣除於損益表中。

與購買物業、機器及設備有關的政府補貼將在資產賬面值中扣除;並按有關資產的可使用年期以遞減折舊法在損益表中分期予以確認。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(g) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

(h) Retirement benefits

The Group participates in defined contribution retirement schemes regarding pension and medical benefits for employees organised by the municipal governments of the relevant provinces. The contributions to the schemes are charged to the income statement as and when incurred.

In addition, the Group provides retirees with post-retirement benefits including retirement subsidies, transportation subsidies, social function activity subsidies as well as other welfare. The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees' expected average remaining working lives.

2. 重要會計政策摘要(續)

(g) 利息收入

利息收入採用實際利息法按時間比例基準確認。倘應收賬款出現減值,本集團會將賬面值減至可收回款額,即估計的未來現金流量按該工具之原實際利率貼現值,並繼續將貼現計算並確認為利息收入。已減值貸款之利息收入利用原實際利率確認。

(h) 僱員退休後福利

本集團就退休金及醫療福利參與各省份市政府管轄的定額供款計劃。此等計劃供款在發生當期從損益表中扣除。

此外,本集團提供退休僱員的福利包括退休津貼、交通津貼、社交活動津貼以及其他福利。於資產負債表內就定利退休福利計劃確認的負債為資產負債表日退休後福利負債的現值減計劃資產的公允值,同時包括未確認精算損益及以前服務費用的調整。定利退休福利負債每年根據單位貸記法評估的方法計算。定利退休福利負債的現值是依據未來現金流出及與福利負債支付貨幣相同且到期日與相關的退休福利負債基本相同的政府債券的利率折算。因調整經驗或改變精算假設而產生的精算損益,在超過計劃資產的10%與定額福利負債的10%兩者間較高者時,按僱員的預計平均尚可工作年限平均計入損益表。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(h) Retirement benefits (Cont'd)

Past-service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

(i) Maintenance and overhaul costs

In respect of aircraft under operating leases, the Group has the responsibility to fulfill certain return conditions under relevant leases. In order to fulfill these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, the present value of estimated costs of major overhauls for aircraft under operating leases are provided at each balance sheet date. The provision in each period is estimated using historical major overhaul costs incurred during each overhaul and the estimated period between overhauls using the ratios of actual flying hours and estimated flying hours between overhauls. Differences between the estimated cost and the actual cost of the overhaul are included in the income statement in the period of overhaul.

In respect of aircraft owned by the Group or held under finance leases, costs of overhauls are capitalised as a component of property, plant and equipment and are depreciated over the appropriate maintenance cycles. When each overhaul is performed, its cost is recognised in the carrying amount of the item of property, plant and equipment and is depreciated over the estimated period between overhauls, on a straight-line basis. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to the income statement.

2. 重要會計政策摘要(續)

(h) 僱員退休後福利(續)

以前服務費用直接確認為收入，除非該等退休計劃變化需視乎僱員於特定期間(「受益期」)之剩餘服務而定。在此情況下，以前服務費用則在受益期內按直線法攤銷。

(i) 維修與大修費用

對於經營性租賃的飛機，本集團有責任滿足有關租賃規定的交還條件。要達致該等條件，需對有關飛機進行定期大修，故在結算日須對經營性租賃飛機的估計大修費用之現值進行預提。大修費用的預提是按照每個大修的預計費用，按當期的實際飛行時間與大修之間的預計飛行時間兩者的比例計算，自經營溢利中扣除。估計費用與實際費用的差額計入大修當期的損益表中。

對於本公司自置及融資租賃的飛機，大修費用作為物業、機器及設備的一部分進行資本化，並於估計的大修期間內攤銷。當一項大修進行時，大修費用的成本會包括在物業、機器及設備的賬面價值中，並以直線法按大修周期內進行攤銷。當一項大修完成時，將以往大修費用的餘額全部沖減並記入損益表。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(i) Maintenance and overhaul costs (Cont'd)

All other routine repairs and maintenance costs incurred in restoring such assets to their normal working condition are charged to the income statement as and when incurred.

Improvements are capitalised and depreciated over their expected useful lives to the Group.

(j) Income tax

The Group provides for current income tax based on the results for the year as adjusted for items which are not assessable or deductible for current income tax purposes. Current income tax of the Group is determined in accordance with the relevant tax rules and regulations applicable in the jurisdictions where the Group operates.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

2. 重要會計政策摘要(續)

(i) 維修與大修費用(續)

所有其他使物業、機器及設備回復其正常運行狀態所發生的例行維修與保養費用於發生當期從損益表中扣除。

改良所產生的費用予以資本化並按本集團預計的可使用年限提取折舊。

(j) 稅項

本集團的稅項準備是根據當年的業績,依照本集團營運的司法權區的適用有關稅務規則與規例,扣除毋須納稅或不可扣減的項目後計算。本集團的稅項是按與其所在地之有關稅務規則與規例而釐定。

遞延所得稅利用負債法就資產和負債的稅基與資產和負債在綜合財務報表的賬面值之差額產生的暫時差異全數撥備。然而,若遞延所得稅來自在交易(不包括企業合併)中對資產或負債的初步確認,而在交易時不影響會計損益或應課稅盈虧,則不作記賬。遞延稅項採用在結算日前已頒佈或實質頒佈,並在有關之遞延所得稅資產實現或遞延所得稅負債結算時預期將會適用之稅率(及法例)而釐定。

遞延所得稅資產是就可能有未來應課稅盈利而就此可使用暫時差異而確認。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(j) Income tax (Cont'd)

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(k) Property, plant and equipment

Property, plant and equipment is recognised initially at cost which comprises purchase price, advance payments on acquisition and any directly attributable costs of bringing the assets to the condition for their intended use.

Subsequent to initial recognition, property, plant and equipment is stated at revalued amount less accumulated depreciation and accumulated impairment losses, if any. Independent valuations are performed at least once every five years, or sooner if considered necessary by the Directors. In the intervening years, the Directors review the carrying values of property, plant and equipment and adjustment is made where they are materially different from fair value. Increases in the carrying amount arising on revaluation are credited to the revaluation reserve. Decreases in valuation of property, plant and equipment are first offset against increases from earlier valuations of the same asset and are thereafter charged to the income statement. All other decreases in valuation are charged to the income statement. Any subsequent increases are credited to the income statement up to the amount previously charged. Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset, and the net amount is restated to the revalued amount of the asset.

2. 重要會計政策摘要(續)

(j) 稅項(續)

遞延稅項就附屬公司、聯營公司及共同控制實體投資產生之暫時差異而撥備，但假若本集團可以控制暫時差異之撥回時間，而暫時差異在可預見將來有可能不會撥回則除外。

(k) 物業、機器及設備

物業、機器及設備於購入時按成本列賬，成本包括資產的購買價、預付款及其他用於令此資產達至現時用途的費用。

期後物業、機器及設備乃按評估值減去累計折舊及累計減值準備列賬(如有)。獨立評估最少每五年或如董事認為有需要時於更早的時候進行一次。於進行獨立評估之間的年度，董事會對物業、機器及設備的賬面值進行審閱，並於出現重大改變時予以調整。評估增值的賬面價值增加乃列入重估儲備。評估減值則先沖減該資產先前的重估儲備，不足抵銷的數額從損益表中扣除。其他評估減值則於損益表中扣除。期後任何增值，以先前已扣減的金額為限撥入損益表。評估當日累計折舊與物業、機器及設備成本進行抵銷。抵銷後的淨值將成為物業、機器及設備的重估價值。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(k) Property, plant and equipment (Cont'd)

Costs of overhaul for aircraft owned by the Group or held under finance leases are capitalised as a component of property, plant and equipment and are depreciated over the appropriate maintenance cycles (Note 2(i)).

All other repairs and maintenance is charged in the income statement during the financial period in which it is incurred.

Depreciation of property, plant and equipment is calculated using the straight-line method to write down their costs or revalued amounts to their residual values over their estimated useful lives, as follows:

Aircraft, engines and flight equipment	
– Components related to overhaul costs	2 to 8 years
– Others	20 years
Buildings	15 to 35 years
Other property, plant and equipment	5 to 20 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

2. 重要會計政策摘要(續)

(k) 物業、機器及設備(續)

本集團自購及融資租賃的飛機的大修費用會資本化，並會確認為物業、機器及設備的成本，其並會按適用的維修週期折舊(註釋2(i))。

所有其他維修及保養在產生的財政期間內於損益表支銷。

物業、機器及設備的折舊乃根據資產的預計可用年限及估計殘值以直線法攤銷其成本或評估值。用於計算每年折舊費用的預計可使用年限列示如下：

飛機、發動機及飛行設備	
一與大修費用有關的部件	一 2至8年
一其他	一 20年
樓宇	一 15至35年
其他物業、機器及設備	一 5至20年

物業、機器及設備的剩餘價值及有效使用年限在必要時於資產負債表日重新估計並作調整。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(k) Property, plant and equipment (Cont'd)

Gains and losses on disposals are determined by comparing the proceeds with the assets' carrying amount and are recognised within office, administrative and other expenses, in the income statements. When revalued assets are sold, the amounts included in the revaluation reserve are transferred to retained profits.

Construction in progress represents buildings under construction and plant and equipment, being mainly flight simulators, pending installation. This includes the costs of construction or acquisition and interest capitalised. No depreciation is provided on construction in progress until the asset is completed and ready for use.

(l) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary, associate, jointly controlled entity or business at the date of acquisition. Goodwill on acquisition of subsidiaries and businesses is included in 'intangible assets'. Goodwill on acquisition of associates and jointly controlled entities is included in 'investments in associates' and 'investments in jointly controlled entities'. Recognised goodwill is tested annually for impairment and carried at cost less accumulated impairment losses, if any. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

2. 重要會計政策摘要(續)

(k) 物業、機器及設備(續)

出售物業、機器及設備的收益或虧損乃所得收入淨額與資產賬面值的差額，並於損益表中的辦公、管理及其他費用予以確認。當出售曾被評估的資產時，有關重估儲備結餘均撥至保留溢利。

在建工程為興建中的樓宇及待安裝的廠房及設備(主要為飛機模擬機)。在建工程按建造或購置成本列賬，並計入資本化的利息。在資產完成建造並投入使用前，不計提折舊。

(l) 無形資產

(i) 商譽

商譽指於收購日期收購成本超過本集團應佔所收購附屬公司、聯營公司及共同控制實體的可識辨資產公允值淨額。收購附屬公司及業務的商譽包括在無形資產內。收購聯營公司及共同控制實體的商譽包括在聯營公司及共同控制實體投資內。商譽每年就減值進行測試，並按成本減累計減值虧損列賬。商譽的減值損失不得在以後轉回。出售某個實體的盈虧包括與被出售實體有關的商譽的賬面值。

124

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(l) Intangible assets (Cont'd)

(i) *Goodwill (Cont'd)*

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

(ii) *Sponsorship fees*

Sponsorship fees paid in relation to the 2010 Shanghai Expo have been capitalised and are being amortised on a straight-line basis over the period of the sponsorship program. The cost of the intangible asset is calculated based on the expected cash payment and the fair value of the services to be provided.

(iii) *Computer software costs*

Expenditure on computer software costs is capitalisd and amortised using the straight-line method over the expected useful lives of the software, which vary from 5 to 6 years.

2. 重要會計政策摘要(續)

(l) 無形資產(續)

(i) *商譽(續)*

就減值測試而言,商譽會分配至現金產生單位。此項分配是對預期可從商譽產生的業務合併中得益的現金產生單位或現金產生單位的組別而作出的。

(ii) *贊助款*

對二零一零年上海世博的贊助款將予以資本化,並按直線法在贊助期內予以攤銷。此贊助款的成本是用將來的現金付款及所提供的服務公允值計算。

(iii) *電腦軟件*

電腦軟件的支出將予以資本化,並按直線法按估計可使用年期五至六年內攤銷。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(m) Impairment of investments in subsidiaries, associates, jointly controlled entities and non-financial assets

Assets that have an indefinite useful life or which are not yet available for use are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that have suffered an impairment are reviewed for possible reversal of the impairment at each balance sheet date.

(n) Lease prepayments

Lease prepayments represent acquisition costs of land use rights less accumulated amortisation. Amortisation is provided over the lease period of the land use rights on a straight-line basis.

(o) Advanced payments on acquisition of aircraft

Advanced payments on acquisition of aircraft represent payments to aircraft manufacturers to secure deliveries of aircraft in future years and the related interest capitalised. The balance is transferred to property, plant and equipment upon delivery of the aircraft.

2. 重要會計政策摘要(續)

(m) 附屬公司、聯營公司、共同控制實體及非財務資產的減值

沒有確定使用年期或尚未可供使用之資產無需攤銷，但最少每年就減值進行測試，及當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。減值虧損按資產之賬面值超出其可收回金額之差額確認。可收回金額以資產之公平值扣除銷售成本或使用價值兩者之間較高者為準。於評估減值時，資產按可分開識辨現金流量(現金產生單位)的最低層次組合。除商譽外，已蒙受減值的資產在每個資產負債表日期均就減值是否可以撥回進行檢討。

(n) 預付租賃款

預付租賃款乃土地使用權的購入成本減除累計攤銷。預付租賃款按土地使用權的使用年限以直線法進行攤銷。

(o) 飛機預付款

為確保日後接收飛機而支付給飛機製造商的合同預付款，均連同相應利息資本化確認為資產，並於飛機付運時轉至物業、機器及設備。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(p) Borrowing costs

Interest attributable to loans for advance payments used to finance the acquisition of aircraft and other qualifying assets is capitalised as an additional cost of the related asset. Interest is capitalised at the Group's weighted average interest rate on borrowings or, where applicable, the interest rate related to specific borrowings during the period of time that is required to complete and prepare the asset for its intended use.

All other borrowing costs are charged to the income statement in the period in which they are incurred.

(q) Long-term bank deposits

Held-to-maturity long-term bank deposits placed to secure future lease obligations are classified as held-to-maturity financial assets and included under other long-term assets in the balance sheet. Held-to-maturity financial assets are initially recognised in the balance sheet at fair value plus transaction costs. Subsequently, they are stated at amortised cost less impairment losses.

(r) Flight equipment spare parts

Flight equipment spare parts are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of flight equipment spare parts comprises the purchase price (net of discounts), freight charges, duty and value added tax and other miscellaneous charges. Net realisable value is the estimated replacement cost of the flight equipment spare parts.

2. 重要會計政策摘要(續)

(p) 借貸成本

為購買新飛機及其他資產發生的融資利息予以資本化為有關資產的額外成本。資本化的利息根據本集團借貸的加權平均利率計算，在可能情況下，按有關特定貸款的利率計算。利息資本化於有關物業、機器及設備投入使用時終止。

其他借貸成本在發生時在損益表中確認為當期費用。

(q) 長期銀行存款

持至到期日的長期銀行存款乃用以作為融資租賃的抵押品，列為持有至到期日的金融資產並在資產負債表中的其他長期資產賬目中列賬。持至到期日的財務資產於獲得時在資產負債表中按公允價值加交易費用確認，其後以扣除減值損失的攤餘成本列賬。

(r) 飛機設備零件

飛機設備零件按成本和可實現淨值較低者列賬。成本按加權平均法計算。飛機設備零件的成本包括買入價(扣除折扣的淨額)、運費、稅款、增值稅及其他各項雜費。可實現淨值根據飛機設備零件的重置價值估計。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(s) Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

(t) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

2. 重要會計政策摘要(續)

(s) 應收賬款

應收賬款最初按公允價值確認，其後則以實際利息法，按攤銷成本值扣除減值準備計算。如有客觀證據顯示集團無法按照應收款項的原來條款全數收回欠款，則須為應收賬款作出減值準備。當債務人遇到重大財政困難，例如破產、財政重組、或債務人未能履行償債義務時，可認為該應收賬款需計提減值準備。撥備額為資產賬面金額與估計未來現金流量按實際利率計算的貼現現值兩者的差額。資產的賬面值透過使用備付賬戶削減，而有關的虧損數額則在損益表內確認。如一項應收賬款無法收回，該應收賬目將與備付賬戶撇銷。之前已撇銷的款項如其後收回，將撥回損益表內確認為收入。

(t) 現金及現金等價物

現金及現金等價物包括現金、銀行通知存款、原到期日為三個月或以下的其他短期高流動性投資。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(u) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any differences between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(v) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

2. 重要會計政策摘要(續)

(u) 貸款

貸款初步按公允值並扣除產生的交易成本確認。貸款其後按攤銷成本列賬; 所得款(扣除交易成本)與贖回價值的任何差額利用實際利息法於貸款期間內在損益表確認。

除非本集團有無條件權利將負債的結算遞延至結算日後最少12個月,否則貸款分類為流動負債。

(v) 撥備

當本集團因已發生的事件須承擔現有的法律性或推定性的責任,而有可能需要資源流出以償付責任,金額亦能可靠估計時,則本集團需確立撥備。

如有多項類似責任,其需要在償付中流出資源的可能性,根據責任的類別整體考慮。即使在同一責任類別內所包含的任何一個項目相關的資源流出的可能性極低,仍須確認撥備。

減值準備的金額以解除責任所需支出的現值加以確認。支出的現值將運用能反映出當時市場評估貨幣資金時間性價值以及相對於該責任的風險的稅前比率來確定。因時間推移導致的減值準備的增加則被確認為財務費用。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(w) Leases

(i) A Group company is the lessee

Finance leases

The Group leases certain property, plant and equipment. Leases of property, plant and equipment where the Group has acquired substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other short-term and other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Leased assets are depreciated using a straight-line basis over their expected useful lives to residual values.

For sale and leaseback transactions resulting in a finance lease, differences between sales proceeds and net book values are deferred and amortised over the minimum lease terms.

2. 重要會計政策摘要(續)

(w) 租賃

(i) 集團內的公司為承租人

融資租賃

本集團租賃若干物業、機器及設備。融資租賃是指將擁有資產的風險及回報實質上轉讓予集團的租賃。融資租賃的原值乃按在開始時按租賃資產的公允值或最低租賃付款的現值較低者入賬。

每期租金均分攤為資本性支出及財務費用，以達到租賃利率為結欠本金的固定比率。有關租賃負債，除了財務費用，包括在其他應付款的流動及長期部分。財務費用於租約期內在損益表中支銷，以達到租賃利率為結欠餘額的固定比率。融資租賃的物業、機器及設備的折舊乃根據資產的預計可用年限以直線法攤銷其成本至其估計殘值。

有關售後回租形成一項融資租賃，出售價及賬面淨值的差異將予以遞延及按最低租賃期攤銷。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(w) Leases (Cont'd)

(i) *A Group company is the lessee (Cont'd)*

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

For sale and leaseback transactions resulting in an operating lease, differences between sales proceeds and net book values are recognised immediately in the income statement, except to the extent that any profit or loss is compensated for by future lease payments at above or below market value.

(ii) *A Group company is the lessor*

When assets are leased out under a finance lease, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised over the term of the lease using the net investment method, which reflects a constant periodic rate of return.

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar property, plant and equipment. Rental income is recognised on a straight-line basis over the lease term.

2. 重要會計政策摘要(續)

(w) 租賃(續)

(i) *集團內的公司為承租人(續)*

經營性租賃

如租賃擁有權的重大部份風險和回報由出租人保留,分類為營運租賃。根據營運租賃支付的款項(扣除自出租人收取之任何獎勵金後)於租賃期內以直線法在損益表支銷。

有關售後回租形成一項經營性租賃,出售價及賬面淨值的差異,除卻相關損益由低於或高於市價的未來租賃付款額補償的部份外,則所有損益應立即予以確認。

(ii) *集團內的公司為出租人*

當資產以融資租賃方式分租,其租金收入的現值乃確認為應收款項。應收款項的總額與其現值的差額,確認為未實現融資收入。租賃收入於租賃期內以投資淨額方法確認入賬以反映租賃期內的固定回報率。

以經營租賃方式分租的資產乃包括在資產負債表的物業、機器及設備中,並按同類物業、機器及設備的預計可使用年限計提折舊,產生的租金收入按直線法於租賃期內確認入賬。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(x) Derivative financial instruments

Derivative financial instruments are initially recognised in the balance sheet at fair value and are subsequently remeasured at their fair value. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments that do not qualify for hedge accounting are accounted for as trading instruments and any unrealised gains or losses, being changes in fair value of the derivatives, are recognised in the income statement immediately.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

2. 重要會計政策摘要(續)

(x) 金融衍生工具

金融衍生工具在發生時於資產負債表以公允值確認，其後以公允值重新計算。確認後公允值變動的處理按金融衍生工具的性質而決定。

本集團於訂立交易時就對沖工具與對沖項目之關係，以至其風險管理目標及執行多項對沖交易之策略作檔記錄。本集團亦於訂立對沖交易時和按持續經營基準，記錄其對於該等用於對沖交易之衍生工具，是否高度有效地抵銷對沖項目公允值或現金流量變動的評估。

若金融衍生工具不符合套期會計原則便會被視為買賣工具，其由公允價值轉變而產生的未實現損益均會在損益表內立即予以確認。

若被界定為非常有效的公允值套期，其公允值的變動將在損益表內與其相關對應的資產或負債公允值的變動一同反映。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(x) Derivative financial instruments (Cont'd)

Derivative financial instruments that qualify for hedge accounting and which are designated as a specific hedge of the variability in cashflows of a highly probable forecast transaction, are accounted for as follows:

(i) the effective portion of any change in fair value of the derivative financial instrument is recognised directly in equity. Where the forecast transaction or firm commitment results in the recognition of an asset or a liability, the gains and losses previously deferred in equity are included in the initial measurement of the cost of the asset or liability. Otherwise, the cumulative gain or loss on the derivative financial instrument is removed from equity and recognised in the income statement in the same period during which the hedged forecast transaction affects net profit or loss.

(ii) the ineffective portion of any change in fair value is recognised in the income statement immediately.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the income statement when the committed or forecast transaction ultimately occurs. When a committed or forecast transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the income statement.

2. 重要會計政策摘要(續)

(x) 金融衍生工具(續)

若金融衍生工具符合套期會計原則，並且是針對可預期及很可能發生的交易的現金流量，其會計處理如下：

(i) 被視為有效套期的金融衍生工具的損益會直接於儲備中確認。當預計的交易或固定的承諾確認為一項資產或負債時，以前與之相關的確認的儲備將包括在此資產或負債的成本。當套期預測交易影響淨收益或損失時，有關金融衍生工具的累積損益便會在同期間由儲備內轉至損益表內確認。

(ii) 無效部份的損益會立即於損益表內予以確認。

當一套期工具到期或出售時，或當一套期不再符合套期會計處理方法時，所有於當日在儲備的累計利潤或虧損，可在其承諾或預計交易確認時方於損益表確認。當承諾或預計交易不可能發生時，其累計利潤或虧損則需立即予損益表中列支。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(y) Dividend

Dividend distribution to the Company's shareholders is recognised as a liability in the financial statements in the period in which the dividends are approved by the Company's shareholders.

(z) Available-for-sale financial assets

Investments in securities other than subsidiaries, associates and jointly controlled entities, being held for non-trading purposes, are classified as available-for-sale financial assets and are initially recognised at fair value plus transaction costs. At each balance sheet date, the fair value is remeasured, with any resulting gain or loss being recognised directly in equity, except for impairment losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in the income statement.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the securities below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value less any impairment loss on that financial asset previously recognised in the income statement, is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

(aa) Comparatives

Where necessary, prior year amounts have been reclassified to conform with changes in presentation in the current year.

2. 重要會計政策摘要(續)

(y) 股利

分配予本公司股東之股利於本公司股東批准該股利當期確認為本集團之負債。

(z) 可供出售財務資產

投資於證券作非買賣用途，除附屬公司、聯營公司及共同控制實體，分類為可供出售財務資產。可供出售財務資產，初步按公允值加交易成本確認。本集團在每個結算日評估財務資產的公允值，除減值損失外，所有盈虧會直接在儲備中反映。當有關投資已終止確認，連同轉撥自儲備之累計收益或損失，將會計入損益表。

本集團在每個結算日評估是否有客觀證據證明某項財務資產或某組財務資產經已減值。對於分類為可供出售的股權證券，在厘定證券是否已經減值時，會考慮證券公允值有否大幅或長期跌至低於其成本值。若可供出售財務資產存在此等證據，累計虧損一按收購成本與當時公允值的差額，減該財務資產之前在損益表確認的任何減值虧損計算一自權益中剔除並在損益表記賬。在損益表確認的股權工具減值虧損不會透過損益表撥回。

(aa) 比較資料

如有需要，以前年度數據會隨著本年列表方法的改變而重新分類。

3. FINANCIAL RISK MANAGEMENT

(a) Financial risk factors

The Group's activities expose it to a variety of financial risks: business risk, market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk, and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

(i) Business risk

The operations of the air transportation industry are substantially influenced by global political and economic development. Accidents, wars, natural disasters, etc. may have a material impact on the Group's operations or the industry as a whole. In addition, the Group conducts its principal operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with companies in 'Western' countries. These include risks associated with, among others, the political, economic and legal environment, competition and the influence of the Civil Aviation Administration of China ("CAAC") in the PRC civil aviation industry.

(ii) Foreign currency risk

The Group's finance lease obligations as well as certain bank and other loans are denominated in US dollars, Japanese Yen and Euros, and certain expenses of the Group are denominated in currencies other than RMB. The Group generates foreign currency revenues from ticket sales made in overseas offices and would normally generate sufficient foreign currencies after payment of foreign currency expenses, to meet its foreign currency liabilities repayable within one year. The Group also enters into certain foreign currency forward contracts to hedge against foreign currency risk. Details of foreign currency forward contracts are disclosed in Note 34(b) to the financial statements.

3. 金融風險管理

(a) 金融風險因素

本集團的活動承受著多種的財務風險：商業風險、市場風險（包括貨幣風險、公平值利率風險、現金流量利率風險及價格風險）、信貸風險及流動資金風險。本集團的整體風險管理計劃專注於財務市場的難預測性，並尋求儘量減低對本集團財務表現的潛在不利影響。本集團利用衍生金融工具對沖若干承受的風險。

(i) 商業風險

民航業務在很大程度上受全球政治，經濟因素影響。任何突發事件、戰爭、自然災害等均有可能對本集團及整個民航行業造成重大影響。此外，本集團的主要業務是在中國境內，因此而承擔的商業風險與在「西方」國家的航空公司所涉及的風險有相當大的區別。這些商業風險包括政治、經濟和法律環境的風險，航空客運、貨運及郵運服務行業的競爭，以及民航總局對中國民航業的影響。

(ii) 外匯風險

本集團的融資租賃負債及某些貸款是以美元、日元及歐元結算，而本集團的部份開支亦是以人民幣以外的貨幣作結算。本集團從駐外辦事處的機票銷售收入中獲得外匯，而外匯收入扣除外匯支出後，一般能滿足一年內須償還的外幣負債。本集團也通過若干遠期外匯套期合約以對沖外匯風險。有關遠期外匯套期合約已詳列於在財務報表註釋34(b)。

3. FINANCIAL RISK MANAGEMENT (Cont'd)

(a) Financial risk factors (Cont'd)

(iii) *Interest rate risk*

The Group has significant bank borrowings at floating variable rates and is exposed to risk arising from changes in market interest rates. To hedge against the variability in the cash flows arising from a change in market interest rates, the Group has entered into certain interest rate swaps to swap variable rates into fixed rates. The interest rates and terms of repayment of borrowings made to the Group and interest rate swaps are disclosed in Notes 28 and 34(a) to the financial statements.

(iv) *Price risk*

The Group's results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense for the Group. While international fuel prices are determined by worldwide market demand and supply, domestic fuel prices are regulated by CAAC. The Group has entered into certain financial derivatives to hedge against fuel price risk. Details of fuel option contracts are disclosed in Note 34(c) to the financial statements.

(v) *Credit risk*

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that blank tickets are made to sales agents with an appropriate credit history. A major portion of sales are conducted through sales agents and the majority of these agents are connected to various settlement plans and/or clearing systems which have tight requirements on the credit standing of these agents.

3. 金融風險管理（續）

(a) 金融風險因素（續）

(iii) *利率風險*

本集團有大部份採用浮動利率的銀行借款，因而須承擔市場利率波動的風險。本集團已通過利率互換的安排，主要是利用浮息轉換為定息利率掉期，以對沖市場的利率變動。本集團的利率、償還條款及利率互換已詳列於財務報表註釋28及34(a)。

(iv) *價格風險*

由於航油為本集團一項主要營運支出，因此本集團的業績很容易受到航油價格波動所影響。國外航油價格主要受環球市場供求情況影響，而國內航油價格則受民航總局監管。本集團已利用一些金融衍生工具來對沖航油價格波動風險。有關燃油期權合約已詳列於在財務報表註譯34(c)。

(v) *信貸風險*

本集團並無重大集中的信貸風險。本集團已有既定政策只將空白機票銷售予有良好信貸記錄的銷售代理人。本集團大部份銷售通過代理人進行，並且大部份代理人均已參與各種結算計劃或結算系統，這些系統對信貸均有嚴格的要求。

3. FINANCIAL RISK MANAGEMENT (Cont'd)

(a) Financial risk factors (Cont'd)

(v) Credit risk (Cont'd)

Transactions in relation to derivative financial instruments are only carried out with financial institutions of high reputation. The Group has policies that limit the amount of credit exposure to any one financial institution.

(vi) Liquidity risk

The Group's primary cash requirements have been for additions of and upgrades to aircraft, engines and flight equipment and payments on related borrowings/debts. The Group finances its working capital requirements through a combination of funds generated from operations and both short and long term bank loans. The Group generally finances the acquisition of aircraft through long-term finance leases and bank loans.

The Group operates with a working capital deficit. As at 31 December 2006, the Group's net current liabilities amounted to RMB24,792 million (2005: RMB25,572 million). For the year ended 31 December 2006, the Group recorded a net cash inflow from operating activities of RMB1,338 million (2005: RMB1,952 million), a net cash outflow from investing activities and financing activities of RMB1,258 million (2005: RMB2,183 million), and an increase in cash and cash equivalents of RMB80 million (2005: decrease of RMB231 million).

3. 金融風險管理(續)

(a) 金融風險因素(續)

(v) 信貸風險(續)

金融衍生工具僅通過信譽優良的財務機構進行交易。同時，本集團亦有政策減低集中於單一財務機構的信貸風險。

(vi) 流動資金風險

本集團的主要現金需求用於飛機、發動機及飛行設備的添置或改良及償還其相關貸款或負債。本集團通過營運業務及銀行短期及長期貸款所得的綜合資金來滿足其營運資金的需求。本集團通常以融資租賃和銀行貸款的方式來購買飛機。

本集團是在流動資金短缺的條件下營運。於二零零六年十二月三十一日，本集團的淨流動負債約為人民幣255.39億元(二零零五年：人民幣255.98億元)。在截至二零零六年十二月三十一日止年度，本集團錄得的營運現金淨流入約為人民幣13.38億元(二零零五年：人民幣19.52億元)，投資活動及融資活動的淨現金流出約為人民幣12.58億元(二零零五年：人民幣21.83億元)，現金及現金等價物減少約人民幣0.80億元(二零零五年：增加人民幣2.31億元)。

3. FINANCIAL RISK MANAGEMENT (Cont'd)

(a) Financial risk factors (Cont'd)

(vi) Liquidity risk (Cont'd)

The Directors of Company believe that cash from operations and short-term bank borrowings will be sufficient to meet the Group's operating cashflow. Due to the dynamic nature of the underlying businesses, the Group's treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The Directors of the Company believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes.

(b) Fair value estimation of financial assets and liabilities

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the quoted market price used for financial liabilities is the current asking price.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. The fair value of fuel option contracts is determined using quoted market values.

3. 金融風險管理(續)

(a) 金融風險因素(續)

(vi) 流動資金風險(續)

本公司董事認為本集團將可通過營運及銀行短期貸款取得足夠的營運資金。由於行業的性質多變，本集團透過保留已承諾的信用額以期取得較靈活的籌資方法。本公司董事相信本集團已向中國境內銀行獲得充足的信貸額度，用以應付未來資本性開支及日常營運所需資金。

(b) 金融資產和金融負債的公允值評估

在活躍市場買賣的金融工具(例如公開買賣的衍生工具、買賣證券和可供出售證券)之公允值根據結算日的市場報價列賬。本集團持有的財務資產的市場報價為當時買盤價；而財務負債的適當市場報價為當時賣盤價。

沒有在活躍市場買賣的金融工具的公允值利用估值技術釐定。本集團利用多種方法，並根據每個結算日當時的市場情況作出假設。長期債務利用類似工具的市場報價或交易商報價釐定。其他技術，例如估計貼現現金流量，用以釐定其餘金融工具的公允值。利率掉期的公允值按估計未來現金流量的現值計算。遠期外匯合約的公允值利用結算日遠期市場匯率厘定。航油期權合約的公允值利用市場報價厘定。

3. FINANCIAL RISK MANAGEMENT (Cont'd)

(b) Fair value estimation (Cont'd)

The carrying value less impairment provision for trade receivables and payables are assumed to approximate their fair values. The fair values of other long-term receivables are based on cash flows discounted using a rate based on the borrowing rate. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

3. 金融風險管理(續)

(b) 公允值評估(續)

應收款和應付款的賬面值在減除減值準備後被接近其公允值。長期應收賬款的公允值，乃是由貼現現金流量及借款利率所決定。作為披露目的，財務負債公允值的估計按未來合約現金流量以本集團類似金融工具可得的現有市場利率貼現計算。

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimated impairment of property, plant and equipment and intangible assets

The Group tests annually whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in Note 2(m) to the financial statements. The recoverable amounts of cash generating units have been determined based on value-in-use calculations. These calculations require the use of estimates which are disclosed in Note 14 to the financial statements.

4. 關鍵會計估算及判斷

編制財務報表時所採用的估算和判斷會被根據過往經驗和其他因素持續進行評估，包括在有關情況下相信對未來事件的合理預測。本集團對未來作出估算和假設。所得的會計估算如其定義，很少會與其實際結果相同。很大機會導致下個財政年度的資產和負債的賬面值作出重大調整的估算和假設討論如下。

(a) 預計物業、機器及設備和無形資產減值

根據財務報表註釋2(m)所述的會計政策，本集團須每年測試物業、機器及設備及無形資產是否出現減值。現金產生單位的可收回金額按照使用價值計算而厘定。此等計算需要利用估算(見註釋14)。

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont'd)

(b) Valuation of property, plant and equipment

The Group's property, plant and equipment is subsequently stated at revalued amounts less accumulated depreciation in accordance with the accounting policy stated in Note 2(k) to the financial statements. Revaluations of property, plant and equipment will be performed at sufficiently regular intervals, at least every five years, by independent professional valuers. In each of the intervening years valuations will be undertaken by the Directors of the Company. If the subsequent revalued amounts differ materially from carrying amounts, the carrying amounts will be adjusted to the revalued amounts. Their recorded value is impacted by management judgment, including valuations performed by the management and/or independent professional valuers, estimates of useful lives, residual value and impairment charges. If different judgments or estimates had been utilized, material differences could have resulted in the amount of revaluation and related depreciation charges.

(c) Fair value estimation

The carrying amounts of the Group's current financial assets, including cash and cash equivalents, trade receivables, prepayments, other receivables, amounts due from related companies and current financial liabilities including trade payables and note payables, other payables and accrued expenses and amounts due to related companies, approximate their fair values due to their short maturities.

4. 關鍵會計估算及判斷(續)

(b) 物業、機器及設備

根據註釋2(k)所述的會計政策，本集團的物業、機器及設備是按評估值減去累計折舊列賬。物業、機器及設備的估值是根據外部獨立估值師最少每五年一次定期進行的估值列賬。於進行兩次獨立評估之間的年度，公司董事會審閱物業、機器及設備賬面價值。所記錄的價值受到管理層的判斷所影響，包括管理層及/或獨立專業估值師所作的估值、對可使用年期的估計、剩餘價值及減值支出。如果運用不同的判斷或評估，則重估的金額及有關的折舊支出可能有重大分別。

(c) 公允值的估計

本集團之流動財務資產包括現金及現金等價物、應收賬款、預付款、其他應收款，應收有關聯公司款項以及流動財務負債包括應付賬款及應付票據，其他預付款及預提費用以及應付有關聯公司款項，由於其短期到期日流動財務資產之賬面價值貼近其公允值。

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont'd)

(d) Revenue recognition

The Group recognises passenger, cargo and mail revenues in accordance with the accounting policy stated in Note 2(e) to the financial statements. Unused tickets are recognised in traffic revenues based on current estimates. Management periodically evaluate the balance in the SIAC and record any adjustments, which can be material, in the period the evaluation is completed. These adjustments result from differences between the estimates of certain revenue transactions and the timing of recognising revenue for any unused air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition.

(e) Overhaul costs

The amount of overhaul costs charged/amortised to operating profits is impacted by management's estimates of the expected flying hours and overhaul costs, which are largely based on past experience of overhauls of the same or similar models of aircraft. Different judgments or estimates could significantly affect the estimated overhaul provision and materially impact the results of operations.

4. 關鍵會計估算及判斷(續)

(d) 收入的確認

根據註釋2(e)所述的會計政策，本集團於提供運輸服務時確認為客運、貨運與郵運收入。未被使用的客票於管理層認為承運責任已消除時確認為收入。管理層定期對預售機位進行評估，由評估產生的的任何可能重大的調整，均反映在評估完成當期的損益表中。此等調整是由於對收入交易的估算、未被使用的客票確認為收入的時間及相關銷售價格的估計不同而產生不同的判斷結果，這受各種因素的影響，包括複雜的價格結構及承運人之間的互運協議，均會影響收入的確認時間。

(e) 大修費用

於損益表中確認的大修費用受估計大修期間內的飛行小時與預計費用影響，這大部份是根據過去相同或類似型號的飛機大修的歷史經驗。不同的判斷或估計對預計的大修準備有重大影響，並對經營結果有重大影響。

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont'd)

(f) Retirement benefits

The Group operates and maintains defined retirement benefit plans which provide retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognised over the employees' service period by utilising various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2(h) to the financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employees' turnover rate. The discount rate is based on management's review of local high quality corporate bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. The employees' turnover rate is based on historical trends of the Group. Additional information regarding the retirement benefit plans is disclosed in Note 32 to the financial statements.

4. 關鍵會計估算及判斷(續)

(f) 退休福利

本集團實施及保持的定利退休福利計劃包括為退休僱員提供交通津貼、社交活動津貼以及其他福利。如註釋2(h)所示，提供的上述定利退休福利計劃下的福利費用根據各種精算假設按單位貸記法計算，並在僱員的服務期內確認。這些假設包括，但不限於折現率、人均福利的年增長率及僱員流失率等。折現率是在管理層對當地高品質企業基金審閱的基礎上確定的，人均福利的年增長率取決於當地經濟狀況，僱員流失率是根據本集團歷史趨勢確定的。關於僱員退休福利計劃的其他情況見註釋32。

142

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont'd)

(g) Deferred income tax

In assessing the amount of deferred tax assets that need to be recognised in accordance with the accounting policy stated in Note 2(j) to the financial statements, the Group considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Group's estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of the Group's ability to utilise the tax benefits of net operating loss carry forwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.

(h) Current tax

The Group make provision for current tax based on the estimated income tax liabilities. The estimated income tax liabilities are primarily computed based on the tax filings as prepared by our Company and based on management's interpretation of relevant tax rulings.

(i) Classification of leases

The Group classifies leases into finance leases or operating leases in accordance with the accounting policies stated in Note 2(w) to the financial statements. Whether a lease is a finance lease or operating lease depends on the substance of the transactions rather than the form of the contract. In determining whether a lease is a finance lease or an operating lease, significant estimates and judgment are required. In making these estimates, and judgment, the Group evaluates among other factors, if the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset at the inception of the lease. To evaluate a lease based on this model, a number of assumptions, such as the incremental borrowing rate of interest, interest rate implicit in the lease and residual values of the aircraft at the end of the lease period have been made. Any changes to these assumptions would affect the classification of the lease.

4. 關鍵會計估算及判斷(續)

(g) 遞延税項

根據財務報表註釋2(j)所述的會計政策，在考慮確認遞延所得税資產的金額時，本集團會考慮預計未來應課税溢利及可行的持續税項計劃策略。在有證據顯示本集團的預計未來應課税溢利及適用的税項計劃策略的利益有變時，或在現行税法的改變對本集團的税務虧損結餘沖銷未來應課税溢利的可用性有變時，本集團會調整已確認的遞延所得税淨資產及所得税。

(h) 即期税項

本集團根據估計所得税負債作出即期税項撥備。所得税負債估計金額主要依據本公司編製的税務資料和管理層對相關税務規例的詮釋而釐定。

(i) 租賃的分類

根據註釋2(w)所述的會計政策，本集團租賃分類為融資租賃或經營性租賃。其分類是取決於交易的實質性質，而不是於合同的條款。在釐定租賃是融資租賃或經營性物賃時，需要作出重大估算和判斷。在作出此等估算及判斷時，本集團評估(包括其他因素)於租賃開始日時，其最低租賃付款的現值實質上等同租賃資產的公允值。在應用此模型評估租賃時，需要一些假設，如增量借款利率、租賃內含利率及於租賃期終止時飛機的剩餘價值。若以上假設出現任何轉變，將會影響租賃的分類。

5. REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

5. 收入

本集團主要經營民航業務，包括客運、貨運、郵運及其他延伸的運輸服務。

		Group 集團	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Revenues	收入		
Traffic revenues	運輸收入		
– Passenger	一客運	**31,229,591**	21,367,747
– Cargo and mail	一貨運及郵運	**5,776,671**	5,087,244
Ground service income	地面服務收入	**781,130**	806,755
Cargo handling income	貨物處理收入	**289,530**	292,488
Commission income	佣金收入	**125,576**	185,827
Rental income from operating subleases of aircraft	飛機經營性分租收入	**-**	183,260
Others	其他	**263,169**	198,175
		38,465,667	28,121,496
Less: Business tax (Note)	減：營業税(註釋)	**(976,792)**	(667,053)
		37,488,875	27,454,443

Note:

Except for traffic revenues derived from inbound international and regional flights, which are not subject to the People's Republic of China ("PRC") business tax, the Group's traffic revenues, commission income, ground service income, cargo handling income and other revenues are subject to PRC business tax levied at rates ranging from 3% to 5%, pursuant to PRC business tax rules and regulations.

註釋：

除國際及地區航線回程運輸收入免徵營業税外，本集團的運輸收入、佣金收入，地面服務收入及貨物處理收入需根據中國各種營業税規則及條例按3%至5%計繳中國營業税。

6. OTHER OPERATING INCOME, NET

6. 其他營業收益，淨額

		Group 集團	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Government subsidies (Note)	政府補貼(註釋)	**462,370**	193,069
Net fair value (losses)/gains on financial instruments	衍生金融工具公允值淨(損失)／收益		
- forward foreign exchange contracts	一外匯互換合約	**26,744**	25,002
- fuel hedging (losses)/income	一航油套期(損失)／收益	**(64,849)**	27,208
		424,265	245,279

Note:

The government subsidies represent (i) subsidies granted by local government to the Company in consideration of the relocation of the Company's international flights and related facilities from Shanghai Hongqiao Airport to Pudong International Airport; (ii) subsidies granted by various local municipalities to encourage the Group to operate certain routes to places where these municipalities are located; and (iii) other subsidies granted by the Central Government.

註釋：

政府補貼主要為(i)政府補償本公司將國際航線及相關設施從虹橋國際機場轉到浦東國際機場而給予的補貼及(ii)各地方政府為鼓勵本集團經營的當地航線而給予的補貼及(iii)中央政府所給予的其他補貼。

7. SEGMENT INFORMATION

(a) Primary reporting format by business segment

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format. For the year ended 31 December 2005, the Group principally operated in one business segment, which was the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services. In view of the growth of the China cargo and logistic transportation services, the Group has decided to report it as a separate business segment.

In the prior year's financial statements, the Group's corporate general and administrative expenses (the "Corporate Expenses") were allocated to respective segments. In order to better reflect the impact of recent business acquisitions and a rapid increase in business volumes, Corporate Expenses have not been allocated on a geographical basis because the basis of such an allocation cannot be performed on a non-arbitrary basis. Accordingly, the analysis of segment results for both 2006 and 2005 has been presented on this basis.

7. 分部資料

(a) 以業務分部為主要分部形式

本集團根據業務及地區分部形式披露分部資料，並且將業務分部作為主要分部形式。截至二零零五年十二月三十一日止年度，本集團只有一個業務分部，即航空業務，包括客運、貨運、郵運及其他衍生之運輸業務。由於貨運及物流運輸服務業務的增長，本集團決定於二零零六年將貨運及物流作為一個獨立業務分部分別披露。

以前年度的財務報表中，本集團的公司管理費用(「公司費用」)於各分部中分配。由於當前業務收購及業務量激增，公司費用按此類分配的基礎並不能以公平之原則作判斷，從而本集團對二零零六年及二零零五年的公司費用未按照地區分部形式分配。

7. SEGMENT INFORMATION (Cont'd)

(a) Primary reporting format by business segment (Cont'd)

(1) Passenger business segment includes cargo carried by passenger flights.

(2) Inter-segment transfers or transactions are entered into under normal commercial terms and conditions that would also be available to unrelated third parties.

The segment results for the year ended 31 December 2006 are as follows:

7. 分部資料(續)

(a) 以業務分部為主要分部形式(續)

(1) 客機業務分部包括客機提供的貨運服務。

(2) 分部間轉移及交易需以與無關聯之第三方相同的商業條款及條件為前提。

截至二零零六年止年度的分部業績如下列示：

		Passenger 客運 RMB'000 人民幣千元	Cargo and logistics 貨運及物流 RMB'000 人民幣千元	Unallocated 未分配 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Traffic revenues	運輸收入	33,489,978	2,842,836	-	36,332,814
Other revenues and operating income	其他收入及其他營業收益	1,066,296	709,069	140,525	1,915,890
Total segment revenue	分部收入合計	34,556,274	3,551,905	140,525	38,248,704
Inter-segment revenue	分部間收入	(759,829)	-	-	(759,829)
Revenues	收入	33,796,445	3,551,905	140,525	37,488,875
Operating (loss)/profit - segment results	經營(虧損)/溢利－分部業績	(2,770,861)	(242,526)	21,947	(2,991,440)
Interest income	利息收入	112,181	6,247	1,733	120,161
Finance costs	利息支出	(776,647)	(93,026)	(7,906)	(877,579)
Share of results of associates	攤佔聯營公司業績	103,566	-	-	103,566
Share of results of jointly controlled entities	攤佔共同控制實體業績	29,595	-	-	29,595
(Loss)/profit before income tax	稅前(虧損)/溢利	(3,302,166)	(329,305)	15,774	(3,615,697)
Income tax	稅項	198,088	(30,262)	(4,894)	162,932
(Loss)/profit for the year	年度(虧損)/溢利	(3,104,078)	(359,567)	10,880	(3,452,765)

7. SEGMENT INFORMATION (Cont'd)

(a) Primary reporting format by business segment (Cont'd)

The segment results for the year ended 31 December 2005 are as follows:

7. 分部資料(續)

(a) 以業務分部為主要分部形式(續)

截至二零零五年止年度的分部業績如下列示：

		Passenger 客運 RMB'000 人民幣千元	Cargo and logistics 貨運及物流 RMB'000 人民幣千元	Unallocated 未分配 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Traffic revenues	運輸收入	23,182,516	2,731,636	-	25,914,152
Other revenues and operating income	其他收入及其他營業收益	1,012,076	574,776	97,911	1,684,763
Total segment revenue	分部收入合計	24,194,592	3,306,412	97,911	27,598,915
Inter-segment revenue	分部間收入	(144,472)	-	-	(144,472)
Revenues	收入	24,050,120	3,306,412	97,911	27,454,443
Operating (loss)/profit – segment results	經營(虧損)／溢利－分部業績	(165,559)	167,414	12,393	14,248
Interest income	利息收入	120,155	6,149	2,396	128,700
Finance costs	利息支出	(623,536)	(83,518)	4	(707,050)
Share of results of associates	攤佔聯營公司業績	(9,030)	-	-	(9,030)
Share of results of jointly controlled entities	攤佔共同控制實體業績	(4,300)	-	-	(4,300)
(Loss)/profit before income tax	稅前(虧損)／溢利	(682,270)	90,045	14,793	(577,432)
Income tax	稅項	153,226	(11,415)	(3,107)	138,704
(Loss)/profit for the year	當年(虧損)／溢利	(529,044)	78,630	11,686	(438,728)

7. SEGMENT INFORMATION (Cont'd)

7. 分部資料(續)

(a) Primary reporting format by business segment (Cont'd)

(a) 以業務分部為主要分部形式(續)

Other segment items included in the income statement for the year ended 31 December 2006 are as follows:

截至二零零六年十二月三十一日止年度包含於利潤表中的其他分部項目列示如下：

		Passenger 客運 RMB'000 人民幣千元	Cargo and logistics 貨運及物流 RMB'000 人民幣千元	Unallocated 未分配 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Depreciation	折舊	3,937,182	524,150	32,240	4,493,572
Amortisation	攤銷	72,737	-	-	72,737
Revaluation deficits of property plant and equipment	物業、機器及設備評估減值損失	1,035,343	-	-	1,035,343

Other segment items included in the income statement for the year ended 31 December 2005 are as follows:

截至二零零五年十二月三十一日止年度包含於利潤表中的其他分部項目列示如下：

		Passenger 客運 RMB'000 人民幣千元	Cargo and logistics 貨運及物流 RMB'000 人民幣千元	Unallocated 未分配 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Depreciation	折舊	3,434,649	445,501	17,992	3,898,142
Amortisation	攤銷	13,580	-	-	13,580

7. SEGMENT INFORMATION (Cont'd)

(a) Primary reporting format by business segment (Cont'd)

Segment assets and liabilities comprise operating assets and liabilities that are directly attributable to the segment.

The segment assets and liabilities at 31 December 2006 and capital expenditure for the year then ended are as follows:

7. 分部資料(續)

(a) 以業務分部為主要分部形式(續)

業務分部資產及負債由該分部直接佔有的經營資產及負債構成。

截至二零零六年十二月三十一日止年度之分部資產、負債及資本性支出列示如下：

		Passenger 客運 RMB'000 人民幣千元	Cargo and logistics 貨運及物流 RMB'000 人民幣千元	Unallocated 未分配 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Segment assets	分部資產	54,778,224	5,185,564	463,188	60,426,976
Investments in associates	投資於聯營公司	498,295	10,760	114,335	623,390
Investments in jointly controlled entities	投資於共同控制實體	115,540	-	-	115,540
Total assets	資產合計	55,392,059	5,196,324	577,523	61,165,906
Segment liabilities	分部負債	(53,632,097)	(3,992,814)	(64,352)	(57,689,263)
Capital expenditure (Note 14 & 15)	資本性支出(註釋14及15)	15,566,384	1,170,712	52,623	16,789,719

The segment assets and liabilities at 31 December 2005 and capital expenditure for the year then ended are as follows:

截至二零零五年十二月三十一日止年度之分部資產、負債及資本性支出列示如下：

		Passenger 客運 RMB'000 人民幣千元	Cargo and logistics 貨運及物流 RMB'000 人民幣千元	Unallocated 未分配 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Segment assets	分部資產	52,560,982	5,182,541	425,553	58,169,076
Investments in associates	投資於聯營公司	510,059	7,187	112,500	629,746
Investments in jointly controlled entities	投資於共同控制實體	100,520	-	-	100,520
Total assets	資產合計	53,171,561	5,189,728	538,053	58,899,342
Segment liabilities	分部負債	(48,461,886)	(3,473,228)	(45,686)	(51,980,800)
Capital expenditure (Note 14 & 15)	資本性支出(註釋14及15)	12,170,540	1,044,973	14,838	13,230,351

7. SEGMENT INFORMATION (Cont'd)

(b) Secondary reporting format by geographical segment

The Group's two business segments operate in four main geographical areas, even though they are managed on a worldwide basis.

The Group's revenues (net of business tax) by geographical segment are analysed as follows:

7. 分部資料(續)

(b) 以區域分部作次要報告形式

儘管業務遍及全球，本集團之兩個業務分部於四個主要的地理區域經營。

本集團分地區分佈之收入(減去營業税後淨額)分析如下：

		Group 集團	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Domestic (the PRC, excluding Hong Kong)	國內(中國，不包括香港)	**20,803,441**	13,357,972
Hong Kong	香港	**3,244,846**	3,150,123
Japan	日本	**3,582,962**	2,644,372
Other countries	其他國家	**9,857,626**	8,301,976
Total	合計	**37,488,875**	27,454,443

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group's aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities to geographical segments and hence segment assets and capital expenditure by geographic segment have not been presented.

本集團主要收入來源於其飛機資產，此等飛機均註冊於中華人民共和國。由於本集團之飛機可在不同航線中自由使用，沒有將此等資產及相關負債在地區分布中合理分配的基礎，因此並未按照地區分部來披露資產及資本性支出。

8. WAGES, SALARIES AND BENEFITS

8. 工資、薪金及福利

		Group 集團	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Wages, salaries, bonus and allowances	工資、薪金、花紅及補貼	**2,476,924**	1,579,292
Employee welfare and benefits	僱員福利及利益	**295,185**	166,267
Defined contribution retirement schemes (Note 32(a))	定額退休金計劃(註釋32(a))	**298,363**	280,218
Post-retirement benefits (Note 32(b))	僱員退休後福利費用(註釋32(b))	**146,968**	102,459
Staff housing fund (Note 33(a))	員工住房基金(註釋33(a))	**228,000**	195,000
Staff housing allowance (Note 33(b))	職工住房補貼(註釋33(b))	**30,656**	36,231
		3,476,096	2,359,467

8. WAGES, SALARIES AND BENEFITS (Cont'd)

(a) Emoluments of Directors, supervisors and senior management

Details of the emoluments paid to the Company's Directors, supervisors and senior management are as follows:

8. 工資、薪金及福利(續)

(a) 董事、監事及高級行政人員的酬金

支付給公司董事、監事及高級行政人員的酬金包括下列各項：

		2006 二零零六年		
		Salaries and allowances 薪金及補貼 RMB'000 人民幣千元	Bonus 花紅 RMB'000 人民幣千元	Total 總額 RMB'000 人民幣千元
Executive Directors	**執行董事**			
Li Fenghua*	李豐華*	–	–	–
Luo Chaogeng*	羅朝庚*	–	–	–
Cao Jainxiong*	曹建雄*	–	–	–
Wan Mingwu*	萬明武*	–	–	–
Zhong Xiong*	鍾雄*	–	–	–
Luo Zhuping	羅祝平	157	–	157
Independent non-executive Directors	**獨立非執行董事**			
Hu Honggao*	胡鴻高*	–	–	–
Peter Lok *	樂鞏南*	–	–	–
Wu Baiwang*	吳百旺*	–	–	–
Zhou Ruijin*	周瑞金*	–	–	–
Xie Rong*	謝榮*	–	–	–
Supervisors	**監事**			
Li Wenxin*	李文新*	–	–	–
Ba Shengji*	巴勝基*	–	–	–
Yang Xingen	楊新根	149	–	149
Yang Jie	楊潔	100	–	100
Liu Jiashun*	劉家順*	–	–	–
Vice executive Directors	**副執行董事**			
Zhang Jianzhong	張建中	176	–	176
Li Yangmin	李養民	156	–	156
Fan Ru	樊儒	454	–	454
Finance controller	**財務總監**			
Luo Weide	羅偉德	173	–	173
Total	**合計**	1,365	–	1,365

8. WAGES, SALARIES AND BENEFITS (Cont'd) 8. 工資、薪金及福利(續)

(a) Emoluments of Directors, supervisors and senior management (Cont'd) (a) 董事、監事及高級行政人員的酬金(續)

		2005 二零零五年		
		Salaries and allowances 薪金及補貼 RMB'000 人民幣千元	Bonus 花紅 RMB'000 人民幣千元	Total 總額 RMB'000 人民幣千元
Executive Directors	**執行董事**			
Li Fenghua*	李豐華*	–	–	–
Luo Chaogeng*	羅朝庚*	–	–	–
Cao Jainxiong*	曹建雄*	–	–	–
Wan Mingwu*	萬明武	–	–	–
Zhong Xiong*	鍾雄*	–	–	–
Luo Zhuping	羅祝平	103	59	162
Independent non-executive Directors	**獨立非執行董事**			
Hu Honggao*	胡鴻高*	–	–	–
Peter Lok *	樂鞏南*	–	–	–
Wu Baiwang*	吳百旺*	–	–	–
Zhou Ruijin*	周瑞金*	–	–	–
Xie Rong*	謝榮*	–	–	–
Supervisors	**監事**			
Li Wenxin*	李文新*	–	–	–
Ba Shengji*	巴勝基*	–	–	–
Yang Xingen	楊新根	86	55	141
Yang Jie	楊潔	66	49	115
Liu Jiashun*	劉家順*	–	–	–
Vice executive Directors	**副執行董事**			
Wu Jiuhong	吳九洪	119	231	350
Zhou Liguo	周禮國	126	352	478
Zhang Jianzhong	張建中	101	93	194
Tong Guozhao	佟國照	121	352	473
Li Yangmin	李養民	90	55	145
Finance controller	**財務總監**			
Luo Weide	羅偉德	111	75	186
Total	**合計**	923	1,321	2,244

* *Certain Directors of the Company received emoluments from CEA Holding, the parent company, part of which is in respect of their services to the Company and its subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to the Group and their services to CEA Holding.*

* *本公司部分董事向本公司及其附屬公司提供服務,並從母公司中國東航集團支取其酬金。由於公司董事認為難以將董事的服務分配到本集團及中國東航集團,因此此分類沒有在此表中反映。*

8. WAGES, SALARIES AND BENEFITS (Cont'd)

(a) Emoluments of Directors, supervisors and senior management (Cont'd)

During the year ended 31 December 2006, no Directors and supervisors waived their emoluments (2005: Nil).

(b) Five highest paid individuals

One (2005: None) of the vice executive Directors, whose emoluments are reflected in the above analysis were among the five highest paid individuals in the Group for the year. The emoluments payable to the remaining four (2005: five) highest paid individuals are as follows:

8. 工資、薪金及福利(續)

(a) 董事、監事及高級行政人員的酬金(續)

於截至二零零六年十二月三十一日止年度，並無任何一位董事及監事放棄其酬金(二零零五年：無)。

(b) 五位最高薪人員的酬金

本集團五位最高薪人員中，其中一位為副執行董事(二零零五年：無)，其酬金已包括在以上董事酬金中，其餘四位(二零零五年：五位)最高薪人士的酬金詳情如下：

		Group 集團	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Wages, salaries, bonus and allowances	工資、薪金、花紅及補貼	**1,736**	1,679

The emoluments fell within the following band:

酬金級別如下：

		Number of individuals 人數	
Emolument band	**酬金級別**	**2006 二零零六年**	2005 二零零五年
Below HK$1,000,000	1,000,000港元以下	**4**	5

During the year ended 31 December 2006, no emoluments were paid by the Group to the Directors, supervisors or the five highest paid individuals as an inducement to join or upon joining the Group, or as a compensation for loss of office (2005: Nil).

於截至二零零六年十二月三十一日止年度，本集團沒有就招聘或辭退人員而補償給予董事、監事或五位最高薪人員任何酬金(二零零五：無)。

9. OPERATING LOSS/PROFIT

9. 經營虧損／溢利

Operating loss/profit is stated after charging and crediting the following items:

經營虧損／溢利以扣除或貸記下列項目列示：

		Group 集團	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Charging:	扣除：		
Depreciation of property, plant and equipment	物業、機器及設備折舊	**4,493,572**	3,898,142
Operating lease rentals	經營性租賃租金		
– aircraft	–飛機	**2,954,751**	1,785,615
– land and buildings	–土地及樓宇	**276,715**	212,027
Amortisation of intangible assets	無形資產攤銷	**72,737**	13,580
Amortisation of lease prepayments	預付租賃款攤銷	**30,869**	25,219
Consumption of flight equipment spare parts	飛機設備零件消耗	**326,248**	239,134
Allowances for obsolescence of flight equipment spare parts	飛機設備零件陳舊準備	**31,734**	-
Deficits on revaluation of property, plant and equipment	物業、機器及設備評估減值損失	**1,035,343**	-
Provision for impairment of trade and other receivables	應收及其他應收款減值準備	**97,805**	25,325
Auditors' remuneration	核數師酬金	**20,120**	10,000
Crediting:	及計入：		
Reversal of allowances for obsolescence of flight equipment spare parts	沖減飛機設備零件陳舊準備	**-**	13,930
Gain on disposals of property, plant and equipment	處理物業、機器及設備溢利	**36,207**	8,073

156

10. FINANCE COSTS

10. 利息支出

		Group 集團	
		2006 二零零六年 **RMB'000** 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Interest relating to obligations under finance leases	融資租賃負債利息		
- wholly repayable within five years	一須於五年內全數償還	**244,962**	195,764
- not wholly repayable within five years	一毋須於五年內全數償還	**298,991**	128,869
		543,953	324,633
Interest on loans from banks and financial institutions	銀行及其他金融機構貸款利息		
- wholly repayable within five years	一須於五年內全數償還	**1,387,469**	746,788
- not wholly repayable within five years	一毋須於五年內全數償還	**193,067**	243,433
		1,580,536	990,221
Interest relating to notes payable	應付票據利息	**91,280**	52,639
Amortisation of the discount on zero coupon debentures	零息率債券折扣攤銷	**25,456**	22,944
Interest relating to long-term payables	長期應付款利息	**4,961**	6,999
		2,246,186	1,397,436
Less: Amounts capitalised into advance payments on acquisition of aircraft (Note 17)	減:資本化為飛機預付款的金額(註釋17)	**(424,316)**	(279,989)
		1,821,870	1,117,447
Net foreign exchange gains (Note)	淨匯兑收益(註釋)	**(888,402)**	(414,640)
Fair value (gains)/losses on financial instruments	衍生金融工具(收益)/損失		
- transfer from equity in respect of interest rate swaps qualified as cash flow hedges	一利率掉期:現金流套期、權益轉入	**(55,889)**	4,243
		877,579	707,050

10. FINANCE COSTS (Cont'd)

Note:

The exchange gain for the year ended 31 December 2006 primarily relates to the revaluation of the Group's foreign currency denominated borrowings and obligations under finance leases.

10. 利息支出(續)

註譯：

於截至二零零六年十二月三十一日止年度的匯兑收益主要為集團外幣貸款及融資租賃於年末的匯兑轉換。

11. INCOME TAX

Income tax (credited)/charged to the consolidated income statement is as follows:

11. 稅項

自綜合損益表(計入)/扣除的稅項如下：

		Group 集團	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Provision for PRC income tax	中國所得稅準備	**48,072**	(81,734)
Deferred taxation (Note 31)	遞延稅項(註釋31)	**(211,004)**	(56,970)
		(162,932)	(138,704)

The Company is subject to PRC income tax at a reduced rate of 15%, pursuant to the Circular Hu Shui Er Cai (2001) No. 104 issued by the Shanghai Municipal Tax Bureau. Developments relating to the reform of the Corporate Income Tax Law are described in Note 44 to the financial statements.

根據上海市地方稅務局頒布的滬稅二財(2001) 104號通告，本公司的所得稅稅率獲減至15%。有關新企業所得稅法的改革詳見註釋44。

Two of the major subsidiaries of the Group, namely China Cargo Airlines Co. Ltd. and Shanghai Eastern Flight Training Co., Ltd, are subject to PRC income tax at a reduced rate of 15%, pursuant to the preferential tax policy in Pudong, Shanghai. Shanghai Eastern Logistics Co., Ltd. ("Eastern Logistics"), another subsidiary of the Group, was exempted from PRC income tax in 2005 pursuant to the circular Hu Di Shui Er Shui (2004) No.68 issued by the Shanghai Municipal Tax Bureau. Eastern Logistics is subject to PRC income tax at a reduced rate of 15% in 2006. Other subsidiaries of the Group are generally subject to the PRC corporate income tax at the standard rate of 33%.

本公司兩個主要附屬公司中國貨運航空有限公司及上海東方飛行培訓有限公司，其所得稅稅率根據上海浦東稅務優惠政策獲減至15%。根據上海市國家稅務局滬地稅二稅(2004) 68號通告，上海東方遠航物流有限公司(「東航物流」)於二零零五年的所得稅予以免稅。於二零零六年，東航物流的適用稅率為15%。本集團的其他子公司的適用稅率為中國標準所得稅稅率33%。

11. INCOME TAX (Cont'd)

On 16 March 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China which may impact on the future income tax rates of the Group. Details refer to Post Balance Sheet Event (Note 44(b)).

Tax on the Group's consolidated income statement differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

11. 稅項(續)

二零零七年三月十六日，全國人民代表大會通過了《中華人民共和國企業所得稅法》，並且會影響本集團的未來所得稅率，詳見結算日後事項(註釋44(b))。

本集團就綜合損益表的稅項，與本公司原屬國家適用的稅率而應產生之理論稅額的差額如下：

		Group 集團	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Loss before income tax	除稅前虧損	(3,615,697)	(577,432)
Adjusted by:	調整：		
Share of result of associates and jointly controlled entities	攤佔聯營公司及共同控制實體的業績	(133,161)	13,330
		(3,748,858)	(564,102)
Tax calculated at enacted tax rate of 15%	按15%稅率計算的所得稅費用	562,329	84,615
Effect attributable to subsidiaries charged at tax rate of 17.5% or 33%	附屬公司17.5%或33%所得稅稅率的影響	27,969	18,334
Effect attributable to subsidiaries with income tax exemptions	附屬公司豁免的所得稅收入	-	33,852
Income not subject to taxation	毋須繳稅的收入	-	4,462
Expenses not deductible for tax purposes	不可扣稅的費用	(13,852)	(5,642)
Gain arising from intra-group property, plant and equipment disposal subject to taxation	集團公司間處理固定資產須繳稅的收入	(46,578)	-
Reversal of income tax provision made in prior years as a result of tax clearance with local tax bureau	與當地稅務局清算後沖回以前年度多提準備未予確認的稅務虧損	-	81,807
Utilisation of previously recognised tax losses	使用以前年度確認的稅務虧損	(23,130)	-
Unrecognised tax losses	未予確認的稅務虧損	(327,739)	(86,074)
Other temporary differences not recognised	其他未確認暫時性差異	(16,067)	-
Others	其他	-	7,350
Tax credit	稅項貸項	162,932	138,704

11. INCOME TAX (Cont'd)

The Group operates international flights to overseas destinations. There was no material overseas taxation for the years ended 31 December 2006 and 2005, as there are double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation businesses.

11. 稅項(續)

本集團經營國際航線，飛往某些海外目的地。由於中國與相關的司法權區(包括香港)達成了豁免雙重徵稅的共識，本集團於截至二零零六年及二零零五年十二月三十一日止年度並無重大海外稅款。

12. DIVIDEND

No interim dividend was paid during both the current and prior years.

The Board of Directors of the Company has not recommended any dividend in respect of the year ended 31 December 2006. No final dividend was paid in respect of the year ended 31 December 2005.

12. 股息

本公司在本年度及上年度內並沒有派發中期股息。

本公司董事會已建議截至二零零六年十二月三十一日止年度不派發任何股息。

13. LOSS PER SHARE

The calculation of basic loss per share is based on the loss attributable to equity holders of the Company of RMB3,313,425,000 (2005: RMB467,307,000) and the weighted average number of shares of 4,866,950,000 (2005: 4,866,950,000) in issue during the year.

The Company has no potentially dilutive ordinary shares.

13. 每股虧損

每股基本虧損乃按本公司權益持有人應佔綜合虧損人民幣3,313,425,000元(二零零五年：人民幣467,307,000元)和年內已發行的加權平均股數4,866,950,000股(二零零五年：4,866,950,000股)計算。

本公司並無潛在攤薄的普通股。

14. INTANGIBLE ASSETS

14. 無形資產

		Group 集團			
		Goodwill (Note (a)) 商譽 (註釋(a)) RMB'000 人民幣千元	Sponsorship fees (Note (b)) 贊助費 (註釋(b)) RMB'000 人民幣千元	Computer software 電腦軟件 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Cost	**成本**				
At 1 January 2005	於二零零五年一月一日	79,176	-	46,396	125,572
Additions through business acquisitions	業務收購增加	609,135	-	-	609,135
Other additions	其他添置	-	-	38,568	38,568
At 31 December 2005	於二零零五年十二月三十一日	688,311	-	84,964	773,275
At 1 January 2006	於二零零六年一月一日	**688,311**	**-**	**84,964**	**773,275**
Additions through the acquisition of of a controlling interest in an associate (Notes 19 & 40)	由於收購聯營公司的控制權益所引起的增加 (註釋19及40)	**304,832**	**-**	**28**	**304,860**
Other additions	其他添置	**-**	**320,000**	**33,617**	**353,617**
Disposals	出售	**-**	**-**	**(36)**	**(36)**
At 31 December 2006	於二零零六年十二月三十一日	**993,143**	**320,000**	**118,573**	**1,431,716**
Accumulated amortisation	**累計攤銷**				
At 1 January 2005	於二零零五年一月一日	-	-	7,852	7,852
Charge for the year	本年攤銷	-	-	13,580	13,580
At 31 December 2005	於二零零五年十二月三十一日	-	-	21,432	21,432
At 1 January 2006	於二零零六年一月一日	**-**	**-**	**21,432**	**21,432**
Charge for the year	本年攤銷	**-**	**52,870**	**19,867**	**72,737**
Disposals	出售	**-**	**-**	**(7)**	**(7)**
At 31 December 2006	於二零零六年十二月三十一日	**-**	**52,870**	**41,292**	**94,162**
Net book amount	**賬面淨值**				
At 31 December 2005	於二零零五年十二月三十一日	688,311	-	63,532	751,843
At 31 December 2006	於二零零六年十二月三十一日	**993,143**	**267,130**	**77,281**	**1,337,554**

14. INTANGIBLE ASSETS (Cont'd)

14. 無形資產(續)

		Company 公司			
		Goodwill (Note (a)) 商譽 (註釋(a)) RMB'000 人民幣千元	Sponsorship fees (Note (b)) 贊助費 (註釋(b)) RMB'000 人民幣千元	Computer software 電腦軟件 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Cost	**成本**				
At 1 January 2005	於二零零五年一月一日	79,176	–	45,240	124,416
Additions through business acquisitions	業務收購增加	609,135	–	–	609,135
Other additions	其他添置	–	–	38,568	38,568
At 31 December 2005	於二零零五年十二月三十一日	688,311	–	83,808	772,119
At 1 January 2006	於二零零六年一月一日	**688,311**	**–**	**83,808**	**772,119**
Additions	添置	**–**	**320,000**	**33,617**	**353,617**
Disposals	出售	**–**	**–**	**(36)**	**(36)**
At 31 December 2006	於二零零六年十二月三十一日	**688,311**	**320,000**	**117,389**	**1,125,700**
Accumulated amortisation	**累計攤銷**				
At 1 January 2005	於二零零五年一月一日	–	–	7,171	7,171
Charge for the year	本年攤銷	–	–	13,357	13,357
At 31 December 2005	於二零零五年十二月三十一日	–	–	20,528	20,528
At 1 January 2006	於二零零六年一月一日	**–**	**–**	**20,528**	**20,528**
Charge for the year	本年攤銷	**–**	**52,870**	**19,630**	**72,500**
Disposals	出售	**–**	**–**	**(7)**	**(7)**
At 31 December 2006	於二零零六年十二月三十一日	**–**	**52,870**	**40,151**	**93,021**
Net book amount	**賬面淨值**				
At 31 December 2005	於二零零五年十二月三十一日	688,311	–	63,280	751,591
At 31 December 2006	於二零零六年十二月三十一日	**688,311**	**267,130**	**77,238**	**1,032,679**

14. INTANGIBLE ASSETS (Cont'd)

Notes:

(a) *Impairment tests for goodwill*
The Group operates in two cash-generating units ("CGU") which are passenger (including cargo carried by passenger flights) and cargo and logistics.

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the aviation businesses in which the CGU operates.

Key assumptions used for value-in-use calculations

– Gross margin	14%-17%
– Growth rate	10%-16%
– Discount rate	10%

Management determined budgeted gross margin based on past performance and its expectations for market development. The weighted average growth rate used is consistent with the forecasts included in industry reports. The discount rate used is pre-tax and reflects specific risks relating to the Company's business.

(b) *Sponsorship fees*
In March 2006, the Company entered into an agreement (the "Sponsorship Agreement") with the Bureau of 2010 Expo Shanghai (the "Bureau") which designated the Group as the exclusive airline passenger carrier in the PRC to sponsor the 2010 Shanghai Expo. The Company will be entitled to a number of rights, including but not limited to the use of the Expo logo in the Group's products, priority to purchase advertising space at the Expo site etc. In return, the Company is required to pay a total sponsorship fee of RMB320 million, RMB160 million of which would be paid in cash by installments, the remaining RMB160 million would be settled by value-in-kind services ("VIK") (in the form of goods or services) to support the 2010 Shanghai Expo. Accordingly, an intangible asset has been recognised and amortised on straight-line basis over the beneficial period from the effective date of the Sponsorship Agreement to the completion of the Expo. The outstanding sponsorship fee of RMB279 million has also been recognised as other long-term liabilities (Note 30) in the Group's balance sheet.

14. 無形資產(續)

註釋：

(a) *商譽的減值測試*
本集團從事兩個現金產生單元分別為客運(包括客機運貨)以及貨運及物流。

現金產生單元的可收回金額根據使用價值計算。計算方式利用稅前現金流量預測，依據管理層批核的五年期財政預算。超過該五年期的現金流量採用以下所述的估計增長率作出推算。該增長率不超過現金產生單位營運的鞋類零售業務的長期平均增長率。

使用價值計算的主要假設如下：

一毛利率	14%-17%
一增長率	10%-16%
一貼現率	10%

管理層根據過往表現及其對市場發展的預測釐定預算毛利率。所採用的加權平均增長率與行業報告所載的預測符合一致。所採用的貼現率為稅前比率並反映相關分部的特定風險。

(b) *贊助費*
於二零零六年三月，本公司與上海市二零一零年世博會事務協調局簽訂贊助協議並被確定為二零一零年上海世博會唯一中國航空客運合作夥伴。本公司可享有的權益包括(但不限於)使用世博會的徽號於本集團的產品上、享有選購世博會會址廣告空位的優先權等。本公司需要支付人民幣320百萬元的贊助費，以支持二零一零年世博會，其中人民幣160百萬元為分期支付的現金，餘下的人民幣160百萬元會以現金等值物支付(主要為貨物或服務)。在集團資產負債表中此贊助費已被確認為無形資產。此無形資產在贊助協議生效日以至世博完結的受益期內以直線法予以攤銷，此贊助款的金額為人民幣279百萬元，其相應的應付款已確認為其他長期負債(註釋30)。

15. PROPERTY, PLANT AND EQUIPMENT 15. 物業、機器及設備

		Group 集團					
		Aircraft, engines and flight equipment 飛機、發動機及飛機設備					
		Owned 自置 RMB'000 人民幣千元	Held under finance leases 以融資租賃持有 RMB'000 人民幣千元	Buildings 樓宇 RMB'000 人民幣千元	Other property, plant and equipment 其他物業、機器及設備 RMB'000 人民幣千元	Construction in progress 在建工程 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Valuation or cost	評估值/成本值						
At 1 January 2005	於二零零五年一月一日	26,142,685	13,452,651	2,254,015	2,274,961	188,654	44,312,966
Transfers from construction in progress	從在建工程轉入	-	-	33,582	116,985	(150,567)	-
Transfers from advance payments on acquisition of aircraft (Note 17)	從飛機預付款轉入(註釋17)	445,949	1,191,167	-	-	-	1,637,116
Additions through business acquisitions	業務收購增加	4,781,327	2,155,855	72,222	293,429	13,577	7,316,410
Other additions	其他添置	1,952,356	991,640	71,451	424,455	189,220	3,629,122
Disposals	出售	(67,354)	-	(6,281)	(125,299)	-	(198,934)
At 31 December 2005	於二零零五年十二月三十一日	33,254,963	17,791,313	2,424,989	2,984,531	240,884	56,696,680
Accumulated depreciation	累計折舊						
At 1 January 2005	於二零零五年一月一日	9,638,471	3,264,609	392,209	1,123,681	-	14,418,970
Charge for the year	本年度折舊	2,307,706	1,161,395	87,284	341,757	-	3,898,142
Disposals	出售	(66,030)	-	(159)	(79,111)	-	(145,300)
At 31 December 2005	於二零零五年十二月三十一日	11,880,147	4,426,004	479,334	1,386,327	-	18,171,812
Net book amount	賬面淨值						
At 31 December 2005	於二零零五年十二月三十一日	21,374,816	13,365,309	1,945,655	1,598,204	240,884	38,524,868
At 1 January 2005	於二零零五年一月一日	16,504,214	10,188,042	1,861,806	1,151,280	188,654	29,893,996

15. PROPERTY, PLANT AND EQUIPMENT (Cont'd) 15. 物業、機器及設備(續)

Group 集團

		Aircraft, engines and flight equipment 飛機、發動機及飛機設備					
		Owned 自置 RMB'000 人民幣千元	Held under finance leases 以融資租賃持有 RMB'000 人民幣千元	Buildings 樓宇 RMB'000 人民幣千元	Other property, plant and equipment 其他物業、機器及設備 RMB'000 人民幣千元	Construction in progress 在建工程 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Valuation or cost	評估值/成本值						
At 1 January 2006	於二零零六年一月一日	33,254,963	17,791,313	2,424,989	2,984,531	240,884	56,696,680
Reclassification upon a purchase	添置後重分類	2,011,940	(2,011,940)	-	-	-	-
Transfers from construction in progress	從在建工程轉入	-	-	52,832	242,669	(295,501)	-
Transfers from advance payments on acquisition of aircraft (Note 17)	從飛機預付款轉入(註釋17)	3,797,430	2,591,545	-	-	-	6,388,975
Additions through the acquisitions of controlling interests in associates (Note 40)	由於收購聯營公司控制權益所引起的增加(註釋40)	78,291	305,663	303,064	33,292	2,447	722,757
Other additions	其他添置	5,612,187	2,724,601	-	384,743	297,979	9,019,510
Valuation deficit	評估減值損失	(939,655)	(95,688)	-	-	-	(1,035,343)
Transfer to non-current assets held for sale (Note (b) & 37)	轉入待售非流動資產(註釋(b)及37)	(2,108,763)	(202,898)	-	-	-	(2,311,661)
Disposals by sale and leaseback (Note (c))	售後回租交易之處置(註釋(c))	(7,940,164)	-	-	-	-	(7,940,164)
Other disposals	其他出售	(314,615)	-	(41,639)	(131,322)	-	(487,576)
At 31 December 2006	於二零零六年十二月三十一日	33,451,614	21,102,596	2,739,246	3,513,913	245,809	61,053,178
Accumulated depreciation	累計折舊						
At 1 January 2006	於二零零六年一月一日	11,880,147	4,426,004	479,334	1,386,327	-	18,171,812
Reclassification upon a purchase	添置後重分類	940,464	(940,464)	-	-	-	-
Charge for the year	本年度折舊	2,600,331	1,418,781	106,441	368,019	-	4,493,572
Transfer to non-current assets held for sale (Note b & 37)	轉入待售非流動資產(註釋(b)及37)	(1,346,228)	(121,049)	-	-	-	(1,467,277)
Disposals	出售	(97,146)	-	(3,703)	(94,546)	-	(195,395)
At 31 December 2006	於二零零六年十二月三十一日	13,977,568	4,783,272	582,072	1,659,800	-	21,002,712
Net book amount	賬面淨值						
At 31 December 2006	於二零零六年十二月三十一日	19,474,046	16,319,324	2,157,174	1,854,113	245,809	40,050,466
At 1 January 2006	於二零零六年一月一日	21,374,816	13,365,309	1,945,655	1,598,204	240,884	38,524,868

(Prepared in accordance with International Financial Reporting Standards)
(按國際財務報告準則編製)
For the year ended 31 December 2006
截至二零零六年十二月三十一日止年度

15. PROPERTY, PLANT AND EQUIPMENT (Cont'd) 15. 物業、機器及設備(續)

Company 公司

		Aircraft, engines and flight equipment 飛機、發動機及飛機設備					
		Owned 自置 RMB'000 人民幣千元	Held under finance leases 以融資租賃持有 RMB'000 人民幣千元	Buildings 樓宇 RMB'000 人民幣千元	Other property, plant and equipment 其他物業、機器及設備 RMB'000 人民幣千元	Construction in progress 在建工程 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Valuation or cost	評估值/成本值						
At 1 January 2005	於二零零五年一月一日	20,068,300	13,452,651	1,370,995	1,491,533	77,534	36,461,013
Transfer to a subsidiary	轉入附屬公司	(779,895)	-	-	-	-	(779,895)
Transfers from construction in progress	從在建工程轉入	-	-	18,847	16,582	(35,429)	-
Transfers from advance payments on acquisition of aircraft (Note 17)	從飛機預付款轉入(註釋17)	445,949	682,020	-	-	-	1,127,969
Additions through business acquisitions	業務收購增加	4,781,327	2,155,855	72,222	293,429	13,577	7,316,410
Other additions	其他添置	1,138,394	375,995	14,195	341,339	33,120	1,903,043
Disposals	出售	(67,354)	-	(2,836)	(106,801)	-	(176,991)
At 31 December 2005	於二零零五年十二月三十一日	25,586,721	16,666,521	1,473,423	2,036,082	88,802	45,851,549
Accumulated depreciation	累計折舊						
At 1 January 2005	於二零零五年一月一日	6,847,515	3,264,609	264,374	829,672	-	11,206,170
Transfer to a subsidiary	轉入附屬公司	(599,975)	-	-	-	-	(599,975)
Charge for the year	本年度折舊	1,780,387	1,119,334	53,914	265,721	-	3,219,356
Disposals	出售	(66,030)	-	(104)	(69,993)	-	(136,127)
At 31 December 2005	於二零零五年十二月三十一日	7,961,897	4,383,943	318,184	1,025,400	-	13,689,424
Net book amount	賬面淨值						
At 31 December 2005	於二零零五年十二月三十一日	17,624,824	12,282,578	1,155,239	1,010,682	88,802	32,162,125
At 1 January 2005	於二零零五年一月一日	13,220,785	10,188,042	1,106,621	661,861	77,534	25,254,843

15. PROPERTY, PLANT AND EQUIPMENT (Cont'd) 15. 物業、機器及設備(續)

		Company 公司					
		Aircraft, engines and flight equipment 飛機、發動機及飛機設備					
		Owned 自置 RMB'000 人民幣千元	Held under finance leases 以融資租賃持有 RMB'000 人民幣千元	Buildings 樓宇 RMB'000 人民幣千元	Other property, plant and equipment 其他物業、機器及設備 RMB'000 人民幣千元	Construction in progress 在建工程 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Valuation or cost	評估值/成本值						
At 1 January 2006	於二零零六年一月一日	25,586,721	16,666,521	1,473,423	2,036,082	88,802	45,851,549
Reclassification upon a purchase	添置後重分類	2,011,940	(2,011,940)	-	-	-	-
Transfer to a subsidiary	轉入附屬公司	(482,982)	-	-	-	-	(482,982)
Transfers from construction in progress	從在建工程轉入	-	-	25,507	12,210	(37,717)	-
Transfers from advanced payments on acquisition of aircraft (Note 17)	從飛機預付款轉入(註釋17)	3,744,513	1,843,577	-	-	-	5,588,090
Other additions	其他添置	4,812,055	2,345,391	40,491	271,479	100,145	7,560,561
Valuation deficit	評估減值損失	(939,655)	(95,688)	-	-	-	(1,035,343)
Transfer to non-current assets held for sale (Note 37)	轉入待售非流動資產(註釋37)	(2,108,763)	(202,898)	-	-	-	(2,311,661)
Disposals by sale and leaseback (Note (c))	售後回租交易之處置(註釋(c))	(7,940,164)	-	-	-	-	(7,940,164)
Other disposals	其他出售	(313,016)	-	(36,277)	(107,363)	-	(456,656)
At 31 December 2006	於二零零六年十二月三十一日	24,370,649	18,544,963	1,503,144	2,212,408	151,230	46,782,394
Accumulated depreciation	累計折舊						
At 1 January 2006	於二零零六年一月一日	7,961,897	4,383,943	318,184	1,025,400	-	13,689,424
Reclassification upon a purchase	添置後重分類	940,464	(940,464)	-	-	-	-
Transfer to a subsidiary	轉入附屬公司	(458,832)	-	-	-	-	(458,832)
Charge for the year	本年度折舊	1,939,393	1,317,355	54,726	274,242	-	3,585,716
Transfer to non-current assets held for sale (Note 37)	轉入待售非流動資產(註釋37)	(1,346,228)	(121,049)	-	-	-	(1,467,277)
Disposals	出售	(97,146)	-	(2,997)	(73,362)	-	(173,505)
At 31 December 2006	於二零零六年十二月三十一日	8,939,548	4,639,785	369,913	1,226,280	-	15,175,526
Net book amount	賬面淨值						
At 31 December 2006	於二零零六年十二月三十一日	15,431,101	13,905,178	1,133,231	986,128	151,230	31,606,868
At 1 January 2006	於二零零六年一月一日	17,624,824	12,282,578	1,155,239	1,010,682	88,802	32,162,125

15. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

Notes:

(a) On 31 December 2006, the Group's aircraft, engines and flight equipment were revalued by the Directors of the Company on a market value basis or replacement cost basis based on the valuations conducted by independent valuers.

The result of the revaluation revealed a deficit of RMB1,035 million for certain aircraft and related equipment which has been charged to the income statement. Except for the aircraft and related equipment referred to above, the revalued amounts of all other assets under revaluation are not materially different from their carrying amounts. Accordingly, the carrying values of these assets have not been adjusted in the consolidated financial statements as at 31 December 2006.

Had the property, plant and equipment of the Group and the Company been stated at cost less accumulated depreciation and impairment losses, the carrying amounts of property, plant and equipment would have been as follows:

15. 物業、機器及設備(續)

註釋：

(a) 於二零零六年十二月三十一日，本公司的董事以市場價格或重置成本法並參照獨立評估師的報告對本集團的飛機、發動機及飛機設備作出重估。

評估就若干飛機及相關設備所產生的評估減值損失約人民幣1,035百萬元已於損益表中列支。除卻上述的飛機及相關設備外，其餘資產的重估值與帳面值沒有重大差異。因此，於二零零六年十二月三十一日之綜合財務報表就該等資產的帳面值沒有作出修改。

假若本集團及本公司的物業、機器及設備以成本扣除累計折舊及減值損失列賬，物業、機器及設備的淨值將如下列：

		Group 集團		Company 公司	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元	**2006 二零零六年 RMB'000 人民幣千元**	2005 二零零五年 RMB'000 人民幣千元
At 31 December	於十二月三十一日	**40,475,461**	37,943,085	**32,108,040**	31,796,398

(b) In December 2006, the Board of Directors passed a resolution to dispose the aircraft and the related equipment with the valuation deficit as described in the note 15(a) above and have been actively seeking buyers subsequent to the pass of the resolution. The assets have been reclassified as "Non-current assets held for sales" at 31 December 2006 (Note 37).

(b) 於二零零六年十二月，董事會通過有關出售以上所述存有評估減值損失的飛機及其相關設備的議案。本公司在通過議案後已積極尋找可能的買家。於二零零六年十二月三十一日，此等資產歸類為待售非流動資產(註釋37)。

15. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

Notes: (Cont'd)

(c) During the year, the Group entered into sale and leaseback transactions for certain newly acquired aircraft. There leaseback transactions are classified as operating leases and the related gains arising from these sales and leaseback transactions have been recognised in the income statement.

(d) As at 31 December 2006, aircraft owned by the Group and the Company with an aggregate net book amount of approximately RMB9,044 million and RMB8,310 million respectively (2005: RMB9,074 million) were pledged as collateral under certain loan arrangements (Note 28).

15. 物業、機器及設備(續)

註釋：(續)

(c) 本集團於本年度就若干新引進的飛機簽訂售後回租協議。有關售後回租形成經營性租賃，其相關的收益在本年度損益表中確認。

(d) 於二零零六年十二月三十一日，本集團及本公司賬面淨值約為人民幣9,044百萬元及人民幣8,310百萬元(二零零五年：人民幣9,074百萬元)的飛機已用作若干貸款協定的抵押品(註釋28)。

16. LEASE PREPAYMENTS

16. 預付租賃款

		Group 集團		Company 公司	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元	**2006 二零零六年 RMB'000 人民幣千元**	2005 二零零五年 RMB'000 人民幣千元
Cost	**成本**				
At 1 January	一月一日結餘	**1,134,644**	965,462	**582,621**	486,168
Additions through business acquisitions (Note 40)	業務收購增加(註釋40)	**75,302**	74,339	**-**	74,339
Other additions	其他增加	**37,158**	94,843	**33,932**	22,114
At 31 December	十二月三十一日結餘	**1,247,104**	1,134,644	**616,553**	582,621
Accumulated amortisation	**累積攤銷**				
At 1 January	一月一日結餘	**161,873**	136,654	**101,021**	89,687
Charge for the year	本年攤銷	**30,869**	25,219	**17,864**	11,334
At 31 December	十二月三十一日結餘	**192,742**	161,873	**118,885**	101,021
Net book amount	**賬面淨值**				
At 31 December	十二月三十一日結餘	**1,054,362**	972,771	**497,668**	481,600

16. LEASE PREPAYMENTS (Cont'd)

Lease prepayments represent unamortised prepayments for land use rights.

The Group's land use rights are located in the PRC and the majority of these land use rights have terms of 50 years from the date of grant. As at 31 December 2006, the majority of these land use rights had remaining terms ranging from 40 to 55 years (2005: from 41 to 49 years).

16. 預付租賃款(續)

預付租賃款乃指未攤銷的預付土地使用權租賃款項。

本集團所有的土地使用權均位於中國，而大部份土地使用權許可權年限為自頒發日起計五十年。於二零零六年十二月三十一日，大部份的土地使用權剩餘許可權年期為四十至五十五年(二零零五年：四十一至四十九年)。

17. ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT

17. 飛機預付款

		Group 集團		Company 公司	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元	**2006 二零零六年 RMB'000 人民幣千元**	2005 二零零五年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**9,072,673**	2,678,603	**8,157,515**	2,678,603
Additions	增加	**4,560,694**	7,751,197	**4,059,327**	6,341,709
Interest capitalised (Note 10)	資本化利息 (註釋10)	**424,316**	279,989	**378,101**	265,172
Transfers to property, plant and equipment (Note 15)	轉至物業、機器及設備 (註釋15)	**(6,388,975)**	(1,637,116)	**(5,588,090)**	(1,127,969)
At 31 December	十二月三十一日結餘	**7,668,708**	9,072,673	**7,006,853**	8,157,515

Included in the Group's and the Company's balance as at 31 December 2006 is accumulated interest capitalised of RMB516 million (2005: RMB410 million), at an average interest rate of 5.7% (2005: 4.0%).

於二零零六年十二月三十一日，本集團及本公司結餘中的累積資本化利息合計約為人民幣516百萬元(二零零五年：人民幣410百萬元)，平均資本化利率為5.7%(二零零五年：4.0%)。

170

18. INVESTMENTS IN SUBSIDIARIES

18. 投資於附屬公司

		Company 公司	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Unlisted shares, at cost	非上市投資的成本值	**2,831,235**	2,163,864
Amounts due from subsidiaries	應收附屬公司款項	**1,051,435**	348,626
		3,882,670	2,512,490

Amounts due from subsidiaries are unsecured, non-interest bearing and are not repayable before 1 January 2008.

應收附屬公司款項均為無擔保、免息及不須於二零零八年一月一日前償還。

Particulars of the principal subsidiaries, all of which are limited liability companies established and operating in the PRC or Hong Kong, are as follows:

本集團的主要附屬公司均為在中國或香港成立及營運的有限責任公司，其具體情況如下：

Company 公司名稱	Place and date of establishment 成立地點及日期	Paid-up capital 實收資本 2006 二零零六年 RMB'000 人民幣千元	Paid-up capital 實收資本 2005 二零零五年 RMB'000 人民幣千元	Attributable equity interest 應佔股本權益 2006 二零零六年	Attributable equity interest 應佔股本權益 2005 二零零五年	Principal activities 主要業務
China Eastern Airlines Jiangsu Co., Ltd. 中國東方航空江蘇有限公司	PRC 3 May 1993 中國 一九九三年五月三日	**880,000**	880,000	**63%**	63%	Provision of airline services 提供航空服務
China Eastern Airlines Wuhan Co., Ltd. ("CEA Wuhan") 中國東方航空武漢有限責任公司 (「東航武漢」)	PRC 16 August 2002 中國 二零零二年八月十六日	**600,000**	600,000	**96%**	40%	Provision of airline services 提供航空服務
China Cargo Airlines Co., Ltd. 中國貨運航空有限公司	PRC 22 July 1998 中國 一九九八年七月二十二日	**500,000**	500,000	**70%**	70%	Provision of cargo carriage services 提供貨物運輸服務

171

18. INVESTMENTS IN SUBSIDIARIES (Cont'd) 18. 投資於附屬公司(續)

Company 公司名稱	Place and date of establishment 成立地點及日期	Paid-up capital 實收資本		Attributable equity interest 應佔股本權益		Principal activities 主要業務
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元	2006 二零零六年	2005 二零零五年	
Shanghai Eastern Flight Training Co., Ltd. 上海東方飛行培訓有限公司	PRC 18 December 1995 中國 一九九五年十二月十八日	**473,000**	473,000	**95%**	95%	Provision of flight training services 提供飛行訓練服務
Shanghai Eastern Airlines Investment Co., Ltd. 上海東航投資有限公司	PRC 8 May 2002 中國 二零零二年五月八日	**412,500**	412,500	**99%**	99%	Investment holding 投資控股
Shanghai Eastern Airlines Logistics Co., Ltd. 上海東方遠航物流有限公司	PRC 23 August 2004 中國 二零零四年八月二十三日	**200,000**	200,000	**70%**	70%	Provision of cargo logistics services 提供貨運物流服務
Eastern Airlines Hotel Co., Ltd. 東航大酒店有限公司	PRC 18 March 1998 中國 一九九八年三月十八日	**70,000**	70,000	**86%**	86%	Provision of hotel services primarily to crew members 主要是為飛行人員提供酒店服務
Shanghai Eastern Maintenance Co., Ltd. 上海東方飛機維修有限公司	PRC 27 November 2002 中國 二零零二年十一月二十七日	**25,658**	25,658	**60%**	60%	Provision of aircraft repair and maintenance services 提供飛機修理及大修服務
China Eastern Airlines Development (HK) Co., Ltd. 中國東方航空發展(香港)有限公司	PRC 20 May 1995 中國 一九九五年五月二十日	**10,047**	10,162	**80%**	40%	Provision of ticket sales and logistics 提供銷售機票及商品運輸服務
China Eastern Airlines (Shantou) Economics Development Co., Ltd. 東方航空(汕頭)經濟發展有限公司	PRC 18 March 1998 中國 一九九八年三月十八日	**10,000**	10,000	**55%**	55%	Provision of airline equipment sales 生產銷售航空用品

172

19. INVESTMENTS IN ASSOCIATES

19. 投資於聯營公司

		Group 集團		Company 公司	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Unlisted investments, at cost	非上市投資的成本值	**544,266**	763,240	**377,872**	620,659
Goodwill	商譽	**-**	47,060	**-**	-
Share of post acquisition results/reserves	攤佔收購後業績/儲備	**79,124**	(180,554)	**-**	-
		623,390	629,746	**377,872**	620,659

The movement on investments in associates is as follows:

投資於聯營公司的變動如下：

		Group 集團		Company 公司	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元	2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**629,746**	633,212	**620,659**	615,095
Cost of additional investment	增加投資的成本	**-**	5,564	**-**	5,564
Reduction as a result of the acquisition of a controlling interest in an associate (Note 40)	由於收購聯營公司控制權益所引起的減少(註釋40)	**(109,922)**	-	**(242,787)**	-
Share of results	攤佔業績	**103,566**	(9,030)	**-**	-
At 31 December	十二月三十一日結餘	**623,390**	629,746	**377,872**	620,659

19. INVESTMENTS IN ASSOCIATES (Cont'd)

Particulars of the principal associates, all of which are limited liability companies established and operating in the PRC, are as follows:

19. 投資於聯營公司(續)

本集團的主要聯營公司均為中國成立及營運的有限責任公司，其具體情況如下：

Company 公司名稱	Place and date of establishment 成立地點及日期	Paid-up capital 實收資本 RMB'000 人民幣千元	Attributable equity interest 應佔股本權益 2006 二零零六年	 2005 二零零五年	Principal activities 主要業務
Qingdao Liuting International Airport Co., Ltd. 青島流亭國際機場有限責任公司	PRC 1 December 2000 中國 二零零零年十二月一日	450,000	25%	25%	Provision of airport operation services 提供機場營運服務
Eastern Air Group Finance Co., Ltd. ("EAGF") 東航集團財務有限責任公司(「東航財務」)	PRC 6 December 1995 中國 一九九五年十二月六日	400,000	25%	25%	Provision of financial services to group companies of CEA Holding 為中國東航集團轄下公司提供財務服務
China Eastern Air Catering Investment Co., Ltd. 東方航空食品投資有限公司	PRC 17 November 2003 中國 二零零三年十一月十七日	350,000	45%	45%	Provision of air catering services 提供航空餐食服務
Jiangsu Huayu General Aviation Co., Ltd. 江蘇華宇通用航空有限公司	PRC 1 Dec 2004 中國 二零零四年十二月一日	110,000	27%	27%	Provision of aviation support services 提供航空支援服務
Eastern Aviation Import & Export Co., Ltd. ("EAIEC") 東方航空進出口有限公司(「東航進出口」)	PRC 9 June 1993 中國 一九九三年六月九日	80,000	45%	45%	Provision of aviation equipment, spare parts and tools trading 從事飛機、飛行設備及飛行設備零件貿易
Collins Aviation Maintenance Service Shanghai Ltd. 上海科林斯航空維修服務有限公司	PRC 27 September 2002 中國 二零零二年九月二十七日	57,980	35%	35%	Provision of airline electronic product maintenance services 提供航線電子產品維修服務

174

19. INVESTMENTS IN ASSOCIATES (Cont'd) 19. 投資於聯營公司(續)

Company 公司名稱	Place and date of establishment 成立地點及日期	Paid-up capital 實收資本 RMB'000 人民幣千元	Attributable equity interest 應佔股本權益 2006 二零零六年	2005 二零零五年	Principal activities 主要業務
Shanghai Dongmei Aviation Travel Co., Ltd. ("SDATC") 上海東美航空旅遊有限公司(「東美公司」)	PRC 17 October 2004 中國 二零零四年十月十七日	51,369	27.16%	45%	Provision of traveling and accommodation agency services 提供旅遊及酒店住宿代理服務
Shanghai Hongpu Civil Airport Communication Co., Ltd. 上海虹浦民用機場通信有限公司	PRC 18 October 2002 中國 二零零二年十月十八日	25,000	30%	30%	Provision of cable and wireless communication services 提供有線及無限通訊服務
Eastern Aviation Advertising Services Co., Ltd. 上海東方航空傳媒有限公司	PRC 4 March 1986 中國 一九八六年三月四日	10,000	45%	45%	Provision of aviation advertising agency services 從事代理民航廣告業務

Note:

The Group's aggregated share of the revenues, results, assets and liabilities of its associates are as follows:

註釋：

本集團攤佔聯營公司的收入、業績、資產及負債詳見下表：

		Assets 資產 RMB'000 人民幣千元	Liabilities 負債 RMB'000 人民幣千元	Revenues 收入 RMB'000 人民幣千元	Profit/(loss) 溢利／(虧損) RMB'000 人民幣千元
2006	二零零六年	**1,728,738**	**1,105,449**	**1,221,191**	**103,566**
2005	二零零五年	1,807,387	1,177,641	887,928	(9,030)

20. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

20. 投資於共同控制實體

		Group 集團		Company 公司	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元	**2006 二零零六年 RMB'000 人民幣千元**	2005 二零零五年 RMB'000 人民幣千元
Unlisted investments, at cost	非上市投資的成本值	**59,552**	59,552	**59,522**	59,552
Share of post-acquisition results/reserves	攤佔收購後業績／儲備	**55,988**	40,968	**–**	–
		115,540	100,520	**59,522**	59,552

The movement on investments in jointly controlled entities is as follows:

投資於共同控制實體的變動如下：

		Group 集團		Company 公司	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元	**2006 二零零六年 RMB'000 人民幣千元**	2005 二零零五年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**100,520**	52,948	**59,552**	7,680
Cost of additional investment	增加投資的成本	**–**	51,872	**–**	51,872
Dividend received during the year	本年收到的股息	**(14,575)**	–	**–**	–
Share of results	攤佔業績	**29,595**	(4,300)	**–**	–
At 31 December	十二月三十一日結餘	**115,540**	100,520	**59,552**	59,552

20. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (Cont'd)

20. 投資於共同控制實體(續)

Particulars of the principal jointly controlled entities, all of which are limited liability companies established and operating in the PRC are as follows:

本集團的主要共同控制實體均為中國成立及營運的有限責任公司，其具體情況如下：

Company 公司名稱	Place and date of establishment 成立地點及日期	Paid-up capital 實收資本 RMB'000 人民幣千元	Attributable equity interest 應佔股本權益 2006 二零零六年	 2005 二零零五年	Principal activities 主要業務
Shanghai Technologies Aerospace Co., Ltd. ("STA") (Note (a)) 上海科技宇航有限公司(「科技宇航」)(註釋(a))	PRC 28 September 2004 中國 二零零四年九月二十八日(註釋(a))	113,843	51%	51%	Provision of repair and maintenance services 提供飛機修理及維修服務
Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co., Ltd ("Wheels & Brakes") 上海東聯航空機輪剎車大修工程有限公司(「機輪剎車」)	PRC 28 December 1995 中國 一九九五年十二月二十八日	17,484	40%	40%	Provision of spare parts repair and maintenance services 提供零件維修服務
Eastern China Kaiya System Integration Co., Ltd. 上海民航華東凱亞系統集成有限公司	PRC 21 May 1999 中國 一九九九年五月二十一日	10,000	41%	41%	Provision of computer systems development 提供電腦系統發展服務

Notes:

(a) Under a Joint Venture Agreement dated 10 March 2003, the Company has agreed to share control over the economic activities of STA. Any strategic financial and operating decisions relating to the activities of STA require the unanimous consent of the Company and the other joint venture partner.

註釋：

(a) 根據本公司與科技宇航另一合作投資方於二零零三年三月十日簽署的聯合投資協議，本公司同意另一合作投資方共同享有科技宇航經濟活動的控制權。任何與科技宇航活動有關的財務及經營決策都要求本公司與科技宇航另一合作投資方取得一致的同意。

20. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (Cont'd)

20. 投資於共同控制實體(續)

Notes: (Cont'd)

註釋:(續)

(b) The Group's aggregated share of the revenues, results, assets and liabilities of its jointly controlled entities is as follows:

(b) 本集團攤佔共同控制體的收入、業績、資產及負債詳見下表:

		Assets 資產 RMB'000 人民幣千元	Liabilities 負債 RMB'000 人民幣千元	Revenues 收入 RMB'000 人民幣千元	Profit/(loss) 溢利/(虧損) RMB'000 人民幣千元
2006	二零零六年	314,348	125,479	171,471	29,595
2005	二零零五年	142,667	42,147	133,570	(4,300)

21. OTHER LONG-TERM ASSETS

21. 其他長期資產

		Group 集團		Company 公司	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元	**2006 二零零六年 RMB'000 人民幣千元**	2005 二零零五年 RMB'000 人民幣千元
Deposits relating to aircraft under operating leases (Note (a))	與飛機經營性租賃相關的存款(註釋(a))	**532,878**	446,323	**449,055**	425,850
Held-to-maturity financial assets (Note (b))	持有至到期的金融資產(註釋(b))	**389,871**	2,026,220	**389,871**	2,026,220
Prepaid staff benefits (Note (c))	預付員工福利(註釋(c))	**54,898**	62,096	**44,524**	54,178
Rental and renovation deposits	租賃及設備訂金	**31,338**	34,777	**31,338**	34,777
Prepaid customs duty and value added tax	預付關税及增值税	**-**	4,756	**-**	4,756
Other long-term receivables	其他長期應收款項	**90,280**	131,386	**79,941**	50,740
		1,099,265	2,705,558	**994,729**	2,596,521

21. OTHER LONG-TERM ASSETS (Cont'd)

Notes:

(a) The fair value of deposits relating to aircraft under operating leases of both the Group and the Company are RMB480 million and RMB414 million (2005: RMB446 million and RMB426 million), which are determined using the expected future payments discounted at market interest rates prevailing at the year end of 2.5%-4.0% (2005: 4.4%).

(b) Held-to-maturity financial assets comprise long-term bank deposits which are pledged as collateral under certain finance lease arrangements (Note 27). The deposits have maturities of 1-2 years. The fair value of long-term bank deposits of both the Group and the Company are RMB1,249 million (2005: RMB2,114 million), which are determined using the expected future payments discounted at market interest rates prevailing at the year end of 2.6% (2005: 2.5% to 6.5%).

21. 其他長期資產(續)

註釋：

(a) 本集團及本公司與飛機經營性租賃相關的存款之公允價值分別為人民幣480百萬元及人民幣414百萬元(二零零五年：人民幣446百萬元及人民幣426百萬元)，而其公允價值是根據預期支付款項及年末主要市場利率2.5%至4.0%計算的(二零零五年：4.4%)。

(b) 持至到期日的財務資產包括長期銀行存款為融資租賃協議下的擔保金(見註釋27)。長期銀行存款的平均期限為一至兩年。本集團及本公司長期銀行存款之公允值為人民幣1,249百萬元(二零零五年：人民幣2,114百萬元)，其公允值是根據預期支付款項及年末主要市場利率2.6%計算的(二零零五年：2.5%至6.5%)。

		Group 集團		Company 公司	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元	**2006 二零零六年 RMB'000 人民幣千元**	2005 二零零五年 RMB'000 人民幣千元
Held-to-maturity financial assets	持至到期的財務資產	**1,199,250**	2,026,220	**1,195,650**	2,026,220
Less: Held-to-maturity fiancial assets – current portion (Note 23)	減：持至到期日的財務資產－流動部份(註釋23)	**(809,379)**	-	**(805,779)**	-
Held-to-maturity finacial asets – Long term portion	持至到期日的財務資產－長期部份	**389,871**	2,026,220	**389,871**	2,026,220

(c) Prepaid staff benefits represent subsidies to certain employees as an encouragement to purchase motor vehicles. The employees are required to serve the Group for six years from the date of receipt of the subsidies. If the employee leaves before the end of the six-year period, a refund by the employee is required calculated on a pro-rata basis. These subsidies are amortised over six years on the straight-line basis.

(c) 預付員工福利為鼓勵員工購買汽車而發放的汽車補貼。接受補貼的員工需要自接受該補貼起為本集團服務六年以不需要償還所收到的補貼。若員工在六年期限之前離開本集團，該員工需要按所服務年期的比例償還補貼。此補貼以直線法分六年攤銷。

22. TRADE RECEIVABLES AND NOTES RECEIVABLE

The credit terms given to trade customers are determined on an individual basis, with the credit periods generally ranging from half a month to three months.

The aging analysis of trade receivables and notes receivable is as follows:

22. 應收賬款及應收票據

給予顧客的信貸額及還款期按個別情況釐定，通常由半個月至三個月不等。

應收賬款及應收票據的賬齡分析如下：

		Group 集團		Company 公司	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元	**2006 二零零六年 RMB'000 人民幣千元**	2005 二零零五年 RMB'000 人民幣千元
Less than 31 days	少於三十一日	**1,556,144**	1,580,082	**955,992**	1,031,946
31 to 60 days	三十一至六十日	**147,439**	134,095	**83,669**	56,918
61 to 90 days	六十一至九十日	**44,602**	122,377	**24,300**	108,014
91 to 180 days	九十一日至一百八十日	**132,977**	34,097	**90,573**	14,603
181 to 365 days	一百八十一日至三百六十五日	**102,534**	13,302	**87,187**	11,523
Over 365 days	超過三百六十五日	**112,934**	127,466	**108,403**	118,986
		2,096,630	2,011,419	**1,350,124**	1,341,990
Less: provision for impairment of receivables	減：應收賬款減值準備	**(93,775)**	(93,010)	**(89,552)**	(81,707)
Trade receivables and notes receivable, net	應收賬款及應收票據淨值	**2,002,855**	1,918,409	**1,260,572**	1,260,283

23. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

23. 預付款、存款及其他應收款

		Group 集團		Company 公司	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元	**2006 二零零六年 RMB'000 人民幣千元**	2005 二零零五年 RMB'000 人民幣千元
Held-to-maturity financial assets – current portion (Note 21(b))	持有至到期的金融資產－流動部份(註釋21(b))	**809,379**	-	**805,779**	-
Rebates receivable on aircraft acquisitions	添置飛機應收回扣款	**627,641**	102,582	**593,202**	78,314
Prepaid aircraft operating lease rentals	預付飛機經營性租賃租金	**315,470**	191,211	**270,998**	174,248
Prepayment for acquisition of flight equipment and other assets	購買飛行設備及其他資產預付款	**178,577**	179,206	**162,749**	179,206
Custom duties and value added tax recoverable (Note (a))	應收關稅及增值稅返還款(註釋a)	**87,684**	124,917	**24,550**	66,887
Rental deposits	租賃訂金	**86,822**	49,303	**71,159**	37,116
Deposits with banks and a financial institution with original maturity over three months but less than a year (Note (b))	超過三個月但少於一年的短期存款(註釋b)	**38,343**	175,332	**20,143**	8,888
Others	其他	**332,076**	174,720	**225,324**	143,884
		2,475,992	997,271	**2,173,904**	688,543

23. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES (Cont'd)

Notes:

(a) Pursuant to the Caiguanshui【2004】No. 63 issued by the Ministry of Finance on 29 December 2004, PRC airlines (including the Company, China Cargo Airlines Co., Ltd. and China Eastern Airlines Jiangsu Co., Ltd.) are subject to reduced custom duties and value added tax on imported flight equipment and overseas repair costs in relation to those aircraft flying on international and regional routes with effect from 1 January 2005. During the period from 1 January 2005 to 31 October 2006, the Group had been continuing to pay duties and value added tax at the standard rates and hence is entitled to a refund for over payment in excess of the reduced rates. From 1 November 2006 onwards, the Group started to pay the custom and duties and value added tax at the reduced rates. As at 31 December 2006, the Group's related refundable amount of the custom duties and value added tax amounted to RMB88 million (2005: RMB125 million).

(b) As at 31 December 2006, the effective interest rate on deposits with banks with original maturity over three months but less than a year was 0.7% (2005: 0.7%).

23. 預付款、存款及其他應收款（續）

註釋：

(a) 根據財政部二零零四年十二月二十九日簽發的財管税【2004】63號文，對國內航空公司（包括本公司、中國貨運航空有限公司及中國東方航空江蘇有限公司）國際及地區航線上飛行的飛機的進口飛行設備送往國外大修的費用，從二零零五年一月一日起減低關税及增值税。自二零零五年一月一日至二零零六年十月三十日期間，本集團已按標準税率支付有關關税及增值税，故能享有超額支付部份的返還款。自二零零六年十一月一日起，本集團開始按減低的關税及增值税率繳納關税及增值税。於二零零六年十二月三十一日，本集團應收關税及增值税返還款約為人民幣88百萬元（二零零五年：人民幣125百萬元）。

(b) 於二零零六年十二月三十一日，原到期日超過三個月但不超過一年銀行存款的有效利率為0.7%（二零零五年：0.7%）。

24. CASH AND CASH EQUIVALENTS

The carrying amounts of the Group's and Company's cash and cash equivalents are denominated in the following currencies:

24. 現金及現金等價物

本集團及本公司現金及現金等價物的賬面價值列示如下：

		Group 集團		Company 公司	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元	**2006 二零零六年 RMB'000 人民幣千元**	2005 二零零五年 RMB'000 人民幣千元
Renminbi	人民幣	**1,251,901**	1,281,206	**426,705**	415,462
US Dollars	美元	**435,944**	333,099	**412,160**	306,254
Japanese Yen	日元	**68,950**	76,591	**54,871**	55,803
Euro	歐元	**66,454**	37,420	**61,029**	28,163
Pounds Sterling	英鎊	**17,416**	22,979	**17,416**	22,979
Canadian Dollars	加元	**14,525**	14,187	**14,525**	14,187
Singapore Dollars	新加坡元	**13,032**	15,943	**13,032**	15,943
Australian Dollars	澳元	**7,563**	18,969	**7,563**	18,969
Others	其他	**111,701**	63,607	**102,533**	62,849
		1,987,486	1,864,001	**1,109,834**	940,609

25. TRADE PAYABLES AND NOTES PAYABLE

25. 應付賬款及應付票據

The aging analysis of trade payables and notes payable is as follows:

應付賬款及應付票據的賬齡分析如下：

		Group 集團		Company 公司	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元	**2006 二零零六年 RMB'000 人民幣千元**	2005 二零零五年 RMB'000 人民幣千元
Less than 31 days	少於三十一日	**1,374,384**	1,416,293	**1,146,144**	1,593,009
31 to 60 days	三十一至六十日	**577,883**	397,187	**493,877**	364,480
61 to 90 days	六十一至九十日	**781,666**	195,869	**745,800**	163,058
91 to 180 days	九十一至一百八十日	**2,030,629**	846,775	**1,980,677**	605,039
181 to 365 days	一百八十一至三百六十五日	**243,296**	212,025	**226,510**	212,025
Over 365 days	超過三百六十五日	**82,352**	45,749	**81,293**	38,216
		5,090,210	3,113,898	**4,674,301**	2,975,827

As at 31 December 2006, all notes payable totaling RMB3,471 million (2005: RMB1,775 million) were unsecured. Discount rates ranged from 2.4% to 3.3% (2005: 2.9% to 3.2%) and all notes are repayable within six months.

於二零零六年十二月三十一日，所有應付票據合計人民幣3,471百萬元(二零零五年：人民幣1,775百萬元)均無擔保。折現率為2.4%至3.3%(二零零五年：2.9%至3.2%)，所有應付票據將於六個月內支付。

26. OTHER PAYABLES AND ACCRUED EXPENSES 26. 其他應付款及預提費用

		Group 集團		Company 公司	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元	**2006 二零零六年 RMB'000 人民幣千元**	2005 二零零五年 RMB'000 人民幣千元
Accrued fuel cost	預提飛機燃料費用	**1,824,714**	1,415,797	**1,636,726**	1,262,586
Duties and levies payable	應付關稅及其他稅項	**1,227,450**	755,373	**1,045,405**	707,060
Other accrued operating expenses	預提其他營運費用	**1,036,090**	739,415	**850,401**	605,902
Accrued take-off and landing charges	預提飛機起降費用	**1,022,127**	810,226	**755,936**	607,370
Accrued aircraft overhaul expenses	預提飛機大修費用	**834,075**	745,627	**697,149**	587,400
Deposits received from ticketing agents	從票務銷售代理收取的訂金	**448,176**	353,805	**318,568**	299,218
Accrued salaries, wages and benefits	預提工資、薪金及福利	**343,560**	271,963	**271,477**	238,234
Staff welfare payable	應付員工福利款	**142,703**	39,433	**107,082**	31,915
Staff housing fund payable (Note 33(a))	應付員工住房基金(註釋33(a))	**123,277**	136,510	**123,277**	136,510
Current portion of other long-term liabilities (Note 30)	其他長期負債的流動部份(註釋30)	**62,000**	66,029	**62,000**	66,029
Current portion of post-retirement benefit obligations (Note 32(b))	退休後福利準備的流動部份(註釋32(b))	**30,724**	35,825	**28,727**	34,528
Current portion of operating lease payables	應付經營性租賃款的流動部份	**–**	52,268	**–**	52,268
Others	其他	**891,455**	573,480	**786,291**	503,858
		7,986,351	5,995,751	**6,683,039**	5,132,878

27. OBLIGATIONS UNDER FINANCE LEASES

At 31 December 2006, the Group and the Company had 46 and 40 aircraft (2005: 36 and 33 aircraft) respectively under finance leases. Under the terms of the leases, the Group/the Company has the option to purchase, at or near the end of the lease terms, certain aircraft at fair market value and others at either fair market value or a percentage of the respective lessors' defined cost of the aircraft. The obligations under finance leases are principally denominated in US Dollars.

The future minimum lease payments (including interest), and the present value of the minimum lease payments under finance leases are as follows:

27. 融資租賃負債

於二零零六年十二月三十一日，本集團及本公司以融資租賃方式分別租用四十六架和四十架飛機(二零零五年：三十六架和三十三架)。根據租賃條款，本集團及本公司有權於租賃期滿或接近屆滿時，以公平市場價值或由有關出租人厘定的成本購買其中某些飛機。融資租賃負債主要以美元為單位計值。

最低租金(包括利息)及最低租金的現值分列如下：

		Group 集團					
		2006 二零零六年			2005 二零零五年		
		Minimum lease payments 最低租金 RMB'000 人民幣千元	Interest 利息 RMB'000 人民幣千元	Present value of minimum lease payments 最低租金之現值 RMB'000 人民幣千元	Minimum lease payments 最低租金 RMB'000 人民幣千元	Interest 利息 RMB'000 人民幣千元	Present value of minimum lease payments 最低租金之現值 RMB'000 人民幣千元
Within one year	一年內	3,447,738	546,904	2,900,834	2,885,047	457,010	2,428,037
In the second year	第二年	2,371,076	430,139	1,940,937	2,870,162	300,106	2,570,056
In the third to fifth year inclusive	第三年至第五年(包括首尾兩年)	3,514,758	912,607	2,602,151	3,487,110	472,914	3,014,196
After the fifth year	五年以後	5,173,152	667,598	4,505,554	2,913,057	337,792	2,575,265
Total	總額	14,506,724	2,557,248	11,949,476	12,155,376	1,567,822	10,587,554
Less: amount repayable within one year	減：一年內償還部份	(3,348,020)	(544,064)	(2,803,956)	(2,885,047)	(457,010)	(2,428,037)
amount reclassified to non-current assets held for sale (Note 37)	轉入待售非流動資產部份(註釋37)	(99,718)	(2,840)	(96,878)	-	-	-
Long-term portion	長期部份	11,058,986	2,010,344	9,048,642	9,270,329	1,110,812	8,159,517

27. OBLIGATIONS UNDER FINANCE LEASES (Cont'd)

27. 融資租賃負債(續)

		Company 公司					
		2006 二零零六年			2005 二零零五年		
		Minimum lease payments 最低租金 RMB'000 人民幣千元	Interest 利息 RMB'000 人民幣千元	Present value of minimum lease payments 最低租金之現值 RMB'000 人民幣千元	Minimum lease payments 最低租金 RMB'000 人民幣千元	Interest 利息 RMB'000 人民幣千元	Present value of minimum lease payments 最低租金之現值 RMB'000 人民幣千元
Within one year	一年內	3,195,142	459,367	2,735,775	2,779,448	417,474	2,361,974
In the second year	第二年	2,146,228	351,312	1,794,916	2,764,563	263,806	2,500,757
In the third to fifth year inclusive	第三年至第五年(包括首尾兩年)	2,903,681	722,981	2,180,700	3,170,314	384,958	2,785,356
After the fifth year	五年以後	4,033,038	497,281	3,535,757	2,347,521	270,326	2,077,195
Total	總額	12,278,089	2,030,941	10,247,148	11,061,846	1,336,564	9,725,282
Less: amount repayable within one year	減:一年內償還部份	(3,092,584)	(456,527)	(2,636,057)	(2,779,448)	(417,474)	(2,361,974)
amount transferred to non-current assets held for sale (Note 37)	轉入待售非流動資產部份(註釋37)	(102,558)	(2,840)	(99,718)	-	-	-
Long-term portion	長期部份	9,082,947	1,571,574	7,511,373	8,282,398	919,090	7,363,308

The fair value of obligations under finance leases of the Group and the Company are RMB11,550 million and RMB9,833 million (2005: RMB10,432 million and RMB9,690 million), which are determined using the expected future payments discounted at market interest rates prevailing at the year end of 2.5% to 7.0% (2005: 2.5% to 7.0%).

本集團及本公司融資租賃負債之公允值分別為人民幣11,550百萬元及人民幣9,833百萬元(二零零五年:人民幣10,432百萬元及人民幣9,690百萬元),而其公允值是根據預期支付款項及年末主要市場利率2.5%至7.0%計算的(二零零五年:2.5%至7.0%)。

At 31 December 2006, the Group and the Company had long-term bank deposits totaling RMB1,199 million (2005: RMB2,026 million) pledged as collateral under certain finance lease arrangements (Note 21(b)). In addition, the finance lease obligations are guaranteed by certain international and PRC banks in the PRC.

於二零零六年十二月三十一日,本集團及本公司以長期銀行存款計人民幣1,199百萬元(二零零五年:人民幣2,026百萬元)作為若干融資租賃的抵押品(註釋21(b))。此外,本集團的融資租賃負債由若干國際及國內銀行提供擔保。

Certain leases that were entered into during the first quarter of 2006 and initially classified as finance leases, have been reassessed and reclassified as operating leases since the announcement of the unaudited 2006 interim results. The resulting impact increased the Group's consolidated net assets at 30 June 2006 by RMB113 million and decreased its consolidated loss for the six-month period ended 30 June 2006 by the same amount. The consolidated financial statements as at and for the year ended 31 December 2006 are not affected.

在二零零六年第一季度簽定的某些租賃於二零零六年度未經審核的中期業績公告分類為融資租賃,該些租賃經重新評估後分類為經營性租賃。融資租賃的分類令本集團於二零零六年六月三十日的綜合淨資產上升了人民幣113百萬元及截至二零零六年六月三十日止六個月綜合虧損減少了相同金額。此重分類對截至二零零六年十二月三十一日止年度的綜合財務報表沒有影響。

28. BORROWINGS

28. 貸款

		Group 集團		Company 公司	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元	**2006 二零零六年 RMB'000 人民幣千元**	2005 二零零五年 RMB'000 人民幣千元
Non-current	非流動部份				
Long-term bank borrowings (Note (a))	長期銀行借款（註釋(a)）				
- secured	一有抵押	**5,028,836**	5,809,678	**4,413,836**	5,526,998
- unsecured	一無抵押	**7,062,577**	3,980,438	**6,428,079**	3,930,438
		12,091,413	9,790,116	**10,841,915**	9,457,436
Current	流動部份				
Long-term bank borrowings (Note (a))	長期銀行借款（註釋(a)）				
- secured	一有抵押	**773,494**	1,555,313	**773,494**	1,516,173
- unsecured	一無抵押	**2,067,200**	1,313,917	**1,476,740**	1,313,917
Short-term bank borrowings (Note (b))	短期銀行借款（註釋(b)）				
- secured	一有抵押	**-**	33,000	**-**	-
- unsecured	一無抵押	**13,175,633**	13,677,856	**10,754,644**	10,571,230
Debentures (Note (c))	債券（註釋(c)）	**-**	1,974,544	**-**	1,974,544
		16,016,327	18,554,630	**13,004,878**	15,375,864
Total borrowings (Note (d))	借款總額（註釋(d)）	**28,107,740**	28,344,746	**23,846,793**	24,833,300
The borrowings are repayable as follows:	銀行借款應於下列期間內償還：				
Within one year	一年內	**16,016,327**	18,554,630	**13,004,878**	15,375,864
In the second year	第二年	**3,053,315**	2,663,434	**2,953,315**	2,631,154
In the third to fifth year inclusive	第三年至第五年（包括首尾兩年）	**7,560,389**	5,517,473	**7,020,891**	5,217,073
After the fifth year	五年以後	**1,477,709**	1,609,209	**867,709**	1,609,209
		28,107,740	28,344,746	**23,846,793**	24,833,300

Notes:

(a) The fair value of long-term borrowings of the Group and the Company are RMB15,397 million and RMB13,546 million (2005: RMB12,044 million and RMB11,696 million), which are determined using the expected future payments discounted at market interest rates prevailing at the year end of 4.5% (2005: 4.5%).

註釋：

(a) 本集團及本公司長期銀行借款之公允值分別為人民幣15,397百萬元及人民幣13,546百萬元（二零零五年：人民幣12,044百萬元及人民幣11,696百萬元），而其公允值是根據預期支付款項及年末主要市場利率4.5%計算的（二零零五年：4.5%）。

28. BORROWINGS (Cont'd)

As at 31 December 2006, the secured bank borrowings of the Group and the Company for the purchases of aircraft were secured by the related aircraft with an aggregate net book amount of RMB9,044 million and RMB8,310 million respectively (2005: RMB9,074 million) (Note 15). Certain secured bank borrowings with an aggregate net book amount of RMB186 million (2005: RMB837 million) were also guaranteed by Export-Import Bank of the United States, China Industrial and Commercial Bank and China Construction Bank.

Certain unsecured bank borrowings of the Group and the Company totaling of RMB695 million and RMB100 million (2005: RMB1,282 million and RMB200 million) were guaranteed by CEA Holding (Note 41).

The terms of the long-term bank loans are summarised as follows:

28. 貸款(續)

於二零零六年十二月三十一日，本集團及本公司用於購買飛機的抵押借款均以有關的飛機作抵押品，其賬面價值為人民幣9,044百萬元及人民幣8,310百萬元(二零零五年：人民幣9,074百萬元)(註釋15)。此外，人民幣186百萬元(二零零五年：人民幣837百萬元)的抵押銀行貸款由美國進出口銀行、中國工商銀行及中國建設銀行作擔保。

本集團及本公司部份非抵押銀行貸款計人民幣695百萬元及人民幣100百萬元(二零零五年：人民幣1,282百萬元及人民幣200百萬元)由中國東航集團擔保(註釋41)。

長期銀行貸款的條款概括如下：

	Interest rate and final maturities 利率及最後到期日	Group 集團 2006 二零零六年 RMB'000 人民幣千元	Group 集團 2005 二零零五年 RMB'000 人民幣千元	Company 公司 2006 二零零六年 RMB'000 人民幣千元	Company 公司 2005 二零零五年 RMB'000 人民幣千元
RMB denominated bank loans: **以人民幣計算的銀行貸款：**					
Loans for working capital 用作營運資金的貸款	Fixed interest rates ranging from 5.18% to 5.76% per annum as at 31 December 2006; 1 to 4-year loans with final maturity through to 2010. 二零零六年十二月三十一日固定利率介乎年息5.18厘至5.76厘不等，年期為一至四年的貸款至二零一零年最後到期	3,785,000	3,253,500	3,710,000	3,153,500
Loans for the purchases of aircraft* 用作添置飛機的貸款*	Fixed interest rates ranging from 5.18% to 6.16% per annum as at 31 December 2006; 2 to 11-year loans with final maturities through to 2017 二零零六年十二月三十一日固定利率介乎年息5.18厘至6.16厘不等，年期為二至十一年的貸款至二零一七年最後到期	1,777,500	1,455,000	767,500	1,455,000
Loans for construction projects 用作基建專項的貸款	Fixed interest rates ranging from 5.30% to 5.76% per annum as at 31 December 2006; 1 to 5-year loans with final maturities through to 2011 二零零六年十二月三十一日固定利率為年息5.30厘至5.76厘不等，年期為一至五年的貸款至二零一一年最後到期	245,000	200,000	100,000	200,000

28. BORROWINGS (Cont'd)

28. 貸款(續)

	Interest rate and final maturities 利率及最後到期日	Group 集團 2006 二零零六年 RMB'000 人民幣千元	Group 集團 2005 二零零五年 RMB'000 人民幣千元	Company 公司 2006 二零零六年 RMB'000 人民幣千元	Company 公司 2005 二零零五年 RMB'000 人民幣千元
U.S. dollar denominated bank loans: 以美元計算的銀行貸款:					
Loans for the purchases of aircraft 用作購買飛機的貸款	Fixed interest rates ranging from 5.90% to 6.20% per annum as at 31 December 2006; 2 to 3-year loans with final maturities through to 2009 二零零六年十二月三十一日固定利率介乎年息5.90厘至6.20厘不等,年期為二至三年的貸款至二零零九年最後到期	1,008,982	296,120	546,609	296,120
Loans for the purchases of aircraft * 用作購買飛機的貸款*	Floating interest rates ranging from 3 months LIBOR+0.25% to 6 months LIBOR+0.75% as at 31 December 2006; 2 to 9-year loans with final maturities through to 2015 二零零六年十二月三十一日浮動利率為三個月的LIBOR+0.25厘至六個月的LIBOR+0.75厘不等,年期為二至九年的貸款至二零一五年最後到期	6,017,637	7,295,480	6,017,637	7,135,480
Loans for the purchase of an aircraft simulator 用作購買模擬機的貸款	Floating interest rates of 6 months LIBOR +0.6% as at 31 December 2006; 3 to 5-year loans with final maturities in 2011 二零零六年十二月三十一日浮動利率為六個月的LIBOR+0.6厘,年期為三至五年的貸款至二零一一年最後到期	147,585	111,820	-	-
Loans for working capital 用作營運資金的貸款*	Floating interest rates ranging from 3 months LIBOR+0.55% to 6 months LIBOR+0.75% as at 31 December 2006; 2 to 3-year loans with final maturities through to 2009 二零零六年十二月三十一日浮動利率為三個月的LIBOR+0.55厘至六個月的LIBOR+0.75厘不等,年期為二至三年的貸款至二零零九年最後到期	866,287	-	866,287	-
Loans for finance leases of aircraft 用作融資租賃飛機的貸款	Floating interest rates of 6 months LIBOR +0.75% as at 31 December 2006; 3-year loans with final maturity in 2009 二零零六年十二月三十一日浮動利率為六個月的LIBOR+0.75厘,年期為三年的貸款至二零零九年最後到期	927,942	47,426	927,942	47,426
Loans for construction projects 用作基建專項的貸款	Floating interest rates of 6 months LIBOR +0.75% as at 31 December 2006; 1-year loans with final maturity in 2007 二零零六年十二月三十一日浮動利率為六個月的LIBOR+0.75厘,年期為一年的貸款至二零零七年最後到期	156,174	-	156,174	-
Total long-term bank loans 長期銀行貸款總額		14,932,107	12,659,346	13,092,149	12,287,526

* These loans are secured by the related aircraft.

* 該貸款由相關飛機為抵押。

28. BORROWINGS (Cont'd)

28. 貸款(續)

(b) Short-term borrowings of the Group and the Company are repayable within one year with interest charged at the prevailing market rates based on the rates quoted by the People's Bank of China. As at 31 December 2006, the interest rates relating to such borrowings ranged from 4.39% to 6.12% per annum (2005: 2.22% to 5.04% per annum). During the year ended 31 December 2006, the weighted average interest rate on short-term bank loans was 5.60% per annum (2005: 4.62% per annum).

(b) 本集團及本公司的短期銀行貸款均須於一年內償還,並以中國人民銀行公佈的市場利率為基準計算利息。於二零零六年十二月三十一日,此等貸款的利率介乎年息4.39厘至6.12厘(二零零五年:介乎年息2.22厘至5.04厘)。截至於二零零六年十二月三十一日止年度內加權平均利率為年息5.60厘(二零零五年:年息4.62厘)。

(c) On 5 August 2005, the Company issued debentures with a face value of RMB1,000,000,000 at an issue price of RMB971,600,000, being 97.16% of the face value, and repayable on 4 August 2006. On 23 August 2005, the Company issued additional debentures with a face value of RMB1,000 million at an issue price of RMB980 million, being 98% of the face value, and repayable on 22 May 2006. During 2006, all debentures were repaid at face value on the respective due dates.

(c) 於二零零五年八月五日,本公司以971,600,000元的價格發行了面值為人民幣1,000,000,000元的債券(即97.16%面值),並於二零零六年八月四日到期。此外,於二零零五年八月二十三日,本公司又以980百萬元(即98%面值)的價格發行了另外面值為人民幣1,000百萬元的債券,並於二零零六年五月二十二日到期。於二零零六年,所有債券均以公允面值在到期日支付。

The zero coupon debentures are accounted for in the balance sheets of the Group and the Company as follows:

本集團及本公司資產負債表所列零息債券列示如下:

		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Nominal value	價值	**-**	2,000,000
Less: Unamortised discount	減:未攤銷的折扣	**-**	(25,456)
		-	1,974,544

(d) The carrying amounts of the borrowings are denominated in the following currencies:

(d) 貸款的賬面價值按幣種列示如下:

		Group 集團		**Company 公司**	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元	**2006 二零零六年 RMB'000 人民幣千元**	2005 二零零五年 RMB'000 人民幣千元
Renminbi	人民幣	**11,409,006**	13,112,485	**7,836,006**	10,521,485
US Dollars	美元	**16,698,734**	15,232,261	**16,010,787**	14,311,815
		28,107,740	28,344,746	**23,846,793**	24,833,300

29. PROVISION FOR AIRCRAFT OVERHAUL EXPENSES

29. 飛機大修費用準備

		Group 集團		Company 公司	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元	**2006 二零零六年 RMB'000 人民幣千元**	2005 二零零五年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**403,999**	254,009	**348,835**	200,725
Additions through business acquisitions	業務收購增加	**-**	196,122	**-**	196,122
Additions through the acquisition of a controlling interest in an associate (Note 40(a))	由於收購聯營公司控制權益所引起的增加（註釋40(a)）	**23,994**	-	**-**	-
Additional provisions	本年預提	**150,390**	64,700	**134,697**	54,767
Reversal resulting from change in estimate (Note)	因估計改變產生的沖回（註釋）	**-**	(58,577)	**-**	(58,577)
Utilisation	年度內支用	**(67,762)**	(52,255)	**(53,942)**	(44,202)
At 31 December	十二月三十一日結餘	**510,621**	403,999	**429,590**	348,835
Less: current portion	減：流動部份	**(20,900)**	(15,589)	**(20,900)**	(15,589)
Long-term portion	長期部份	**489,721**	388,410	**408,690**	333,246

Provision of aircraft overhaul expenses represents the present value of estimated costs of major overhauls for aircraft under operating leases as the Group has the responsibility to fulfill certain return conditions under relevant leases.

預提飛機大修費用為經營性租賃飛機的預計大修費用的現值，對於此等飛機本集團有責任滿足有關租賃規定的交還條件。

Note:

Prior to 2005, overhauls for certain aircraft models under operating leases were performed by overseas service providers. In 2005, the Company identified domestic facilities to carry out overhauls for certain aircraft models at lower cost. Accordingly, the Company changed its estimate for provision for aircraft overhauls relating to those aircraft models.

註釋：

二零零五年以前，本公司個別型號的經營性租賃飛機送到國外的維修廠家進行大修。於二零零五年，本公司注意到個別國內的廠家可以完成某些型號飛機之大修。由於國內大修費用較國外大修費用為低。因此本公司改變對於大修費用的估計。

30. OTHER LONG-TERM LIABILITIES

30. 其他長期負債

		Group and Company 集團及公司	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Long-term payable to the Bureau of 2010 Expo Shanghai (Note 14(b))	二零一零年上海世博會長期應付款(註釋14(b))	**278,680**	–
Long-term payable to Aviation China Civil Flight Institute (Note (a))	中國民用航空飛行學院長期應付款(註釋(a))	**90,000**	120,000
Deferred credit on government grants (Note (b))	政府補貼遞延貸項(註釋(b))	**70,410**	70,410
Deferred gains on sale and leaseback transactions of aircraft	售後回租飛機遞延收益	**33,605**	46,673
Other long-term payable	其他長期應付款	**27,766**	30,848
		500,461	267,931
Less: Current portion (Note 26)	減:流動部份(註釋26)	**(62,000)**	(66,029)
Long-term portion	長期部份	**438,461**	201,902

Notes:

(a) The balance is unsecured, bearing interest at an effective rate of 6.21% per annum and is repayable by annual instalments of RMB30 million up to year 2009.

(b) Deferred credit on government grants represents government grants received for construction and acquisition of safety and security facilities. As at 31 December 2006, the related facilities have not been constructed or purchased.

註釋:

(a) 該等餘額沒有擔保,有效年利率為6.21 厘,並且每年分期還款人民幣30百萬元直至二零零九年。

(b) 政府補貼遞延貸項是指政府給予用於建設及購買安全及保安設施的補貼。截至二零零六年十二月三十一日,相關設施還尚未修建或購買。

31. DEFERRED TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right of offset and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

31. 遞延稅項

當有法定權利可將稅項資產與現有稅務負債抵銷，而遞延所得稅涉及同一管轄機構，則可將遞延所得稅資產與遞延所得稅負債互相抵銷。在作適當抵銷後，下列金額在資產負債表內列示：

		Group 集團		Company 公司	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元	**2006 二零零六年 RMB'000 人民幣千元**	2005 二零零五年 RMB'000 人民幣千元
Deferred tax assets	遞延稅項資產				
- Deferred tax asset to be utilised after 12 months	－12個月以上可實現的遞延稅項資產	**81,010**	8,892	**-**	-
- Deferred tax asset to be utilised within 12 months	－12個月以內可實現的遞延稅項資產	**1,136**	3,432	**-**	-
		82,146	12,324	**-**	-
Deferred tax liabilities	遞延稅項負債				
- Deferred tax liability to be realised after 12 months	－12個月以上可實現的遞延稅項負債	**(68,459)**	(144,302)	**-**	-
- Deferred tax liability to be realised within 12 months	－12個月以內可實現的遞延稅項負債	**-**	(34,523)	**-**	(160,067)
		(68,459)	(178,825)	**-**	(160,067)
Deferred tax assets/(liabilities), net	遞延稅項資產／(負債)，淨額	**13,687**	(166,501)	**-**	(160,067)

31. DEFERRED TAXATION (Cont'd)

31. 遞延稅項(續)

Movements in the net deferred taxation asset/(liability) are as follows:

遞延稅項淨資產／(負債)的變動如下：

		Group 集團		Company 公司	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元	**2006 二零零六年 RMB'000 人民幣千元**	2005 二零零五年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**(166,501)**	(292,385)	**(160,067)**	(278,942)
Additions through business acquisitions (Note 40(a))	業務收購增加(註釋40(a))	**(29,326)**	93,017	**(29,326)**	93,017
Credited to income statement (Note 11)	損益表貸項(註釋11)	**211,004**	56,970	**190,883**	49,961
Charged/(credited) to equity – gain/(losses) on cashflow hedges (Note 36)	權益借項／(貸項) 一未實現的現金流量套期溢利／(損失)(註釋36)	**(1,490)**	(24,103)	**(1,490)**	(24,103)
At 31 December	十二月三十一日結餘	**13,687**	(166,501)	**-**	(160,067)

194

31. DEFERRED TAXATION (Cont'd)

The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following:

31. 遞延稅項(續)

於二零零六年十二月三十一日，遞延稅項資產及負債在同一稅法機構下抵銷前的結餘有以下的稅務影響組成：

		Group 集團		Company 公司	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元	**2006 二零零六年 RMB'000 人民幣千元**	2005 二零零五年 RMB'000 人民幣千元
Deferred tax assets:	遞延稅項資產：				
Tax losses carried forward	稅務虧損結餘	**972,778**	451,659	**667,648**	414,529
Provision for obsolete flight equipment spare parts	飛機設備零件的陳舊準備	**68,574**	33,192	**66,008**	32,748
Provision for receivables	應收款減值準備	**57,467**	12,474	**28,092**	12,213
Provision for post-retirement benefits	退休後福利準備	**216,570**	185,102	**176,007**	168,842
Other accrued expenses and provisions	其他預提支出及準備	**97,823**	48,412	**67,191**	34,682
		1,413,212	730,839	**1,004,946**	663,014
Less: unrecognised assets	減：未確認資產	**(882,443)**	(338,194)	**(594,326)**	(301,064)
		530,769	392,645	**410,620**	361,950
Deferred tax liabilities:	遞延稅項負債：				
Depreciation and amortisation	折舊及攤銷	**(517,082)**	(559,146)	**(410,620)**	(522,017)
		(517,082)	(559,146)	**(410,620)**	(522,017)
Net deferred tax assets/(liabilities)	遞延稅項資產／(負債)淨額	**13,687**	(166,501)	**-**	(160,067)

31. DEFERRED TAXATION (Cont'd)

31. 遞延税項(續)

Movements of the net deferred tax assets/(liabilities) of the Group for the year:

本集團截至二零零六年十二月三十一日止年度遞延税項資產/(負債)淨額的變動情況如下:

		At the beginning of the year 年初數 RMB'000 人民幣千元	(Charged)/ credited to income statement 損益表 (借項)/貸項 RMB'000 人民幣千元	(Charged)/ credited to equity 權益借項 (借項)/貸項 RMB'000 人民幣千元	Additions through business acquisitions (Note 40) 業務收購增加 (註釋40) RMB'000 人民幣千元	At the end of the year 年末數 RMB'000 人民幣千元
For the year ended 31 December 2006	截至二零零六年十二月三十一日					
Tax losses carried forward	税務虧損結餘	113,465	(23,130)	-	-	90,335
Provision for obsolete flight equipment spare parts	飛機設備零件的陳舊準備	33,192	35,382	-	-	68,574
Provision for receivables	應收款減值準備	12,474	44,993	-	-	57,467
Provision for post-retirement benefits	退休後福利準備	185,102	31,468	-	-	216,570
Other accrued expenses and provisions	其他預提支出及準備	48,412	50,901	(1,490)	-	97,823
		392,645	139,614	(1,490)	-	530,769
Depreciation and amortisation	折舊及攤銷	(559,146)	71,390	-	(29,326)	(517,082)
		(559,146)	71,390	-	(29,326)	(517,082)
Net deferred tax assets/ (liabilities)	遞延税項資產/(負債)淨額	(166,501)	211,004	(1,490)	(29,326)	13,687

31. DEFERRED TAXATION (Cont'd)

31. 遞延稅項(續)

		At the beginning of the year 年初數 RMB'000 人民幣千元	(Charged)/credited to income statement 損益表(借項)/貸項 RMB'000 人民幣千元	(Charged)/credited to equity 權益借項(借項)/貸項 RMB'000 人民幣千元	Additions through business acquisitions (Note 40) 業務收購增加(註釋40) RMB'000 人民幣千元	At the end of the year 年末數 RMB'000 人民幣千元
For the year ended 31 December 2005	截至二零零五年十二月三十一日					
Tax losses carried forward	稅務虧損結餘	97,442	16,023	-	-	113,465
Provision for obsolete flight equipment spare parts	飛機設備零件的陳舊準備	54,014	(20,628)	-	(194)	33,192
Provision for receivables	應收款減值準備	10,146	2,328	-	-	12,474
Provision for post-retirement benefits	退休後福利準備	95,252	12,066	-	77,784	185,102
Other accrued expenses and provisions	其他預提支出及準備	123,469	(16,647)	(24,103)	(34,307)	48,412
		380,323	(6,858)	(24,103)	43,283	392,645
Depreciation and amortisation	折舊及攤銷	(672,708)	63,828	-	49,734	(559,146)
		(672,708)	63,828	-	49,734	(559,146)
Net deferred tax liabilities	遞延稅項負債淨額	(292,385)	56,970	(24,103)	93,017	(166,501)

In accordance with the PRC tax law, tax losses can be carried forward to offset against future taxable income for a period of five years. As at 31 December 2006, the Group and the Company had tax losses carried forward of approximately RMB5,782 million and RMB4,451 million respectively (2005: RMB3,011 million and RMB2,764 million respectively) which will expire between 2007 and 2011, and which are available to set off against the Group and the Company's future taxable income. As at 31 December 2006, the Group and the Company did not recognise RMB882 million and RMB594 million respectively (2005: RMB338 million and RMB301 million respectively) of deferred tax assets arising from tax losses available as management did not consider it probable that such tax losses would be realised before they expire.

根據中國稅法，稅務虧損可於五年內抵銷未來應課稅收入。於二零零六年十二月三十一日，本集團及本公司的稅務虧損結餘分別約人民幣5,782百萬元及人民幣4,451百萬元(二零零五年：人民幣3,011百萬元及人民幣2,764百萬元)，可於二零零七年至二零一一年到期前沖銷本集團及本公司的未來應課稅收入。截至二零零六年十二月三十一日止，由於因為管理層相信相關的稅務虧損在其到期前可被利用的可能性較少，本集團及本公司尚未確認的遞延稅項資產分別為人民幣882百萬元及人民幣594百萬元(二零零五年：人民幣338百萬元及人民幣301百萬元)。

32. RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS

(a) Defined contribution retirement schemes

(i) Pension

The Group companies participate in defined contribution retirement schemes organised by municipal governments of the various provinces in which the Group companies operate, and substantially all of the Group's PRC employees are eligible to participate in the Group companies' retirement schemes. The Group companies are required to make annual contributions to the schemes at rates ranging from 20% to 22% on the employees' prior year salary and allowances. Employees are required to contribute to the schemes at rates ranging from 7% to 8% of their basic salaries. The Group has no other material obligation for the payment of retirement benefits beyond the annual contributions under these schemes. For the year ended 31 December 2006, the Group's pension cost charged to the consolidated income statement amounted to RMB238 million (2005: RMB228 million).

(ii) Medical insurance

The majority of the Group's PRC employees participate in the medical insurance schemes organised by the municipal governments, under which the Group and its employees are required to contribute to the scheme approximately 12% and 2%, respectively, of the employee's basic salaries. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond the annual contributions. For the year ended 31 December 2006, the Group's medical insurance contributions charged to the income statement amounted to RMB60 million (2005: RMB52 million).

32. 退休金計劃及僱員退休後的福利

(a) 定額供款退休金計劃

(i) 退休金

本集團參與某些省份市政府管轄的定額供款的退休金計劃。本集團大多數中國僱員符合參與本集團的退休金計劃之資格。本集團需按前一年度薪金及津貼金額的20%至22%交納供款額，僱員則按其基本薪金的7%至8%交納供款。除上述的定額供款外，本集團無其他重大支付退休福利的責任。截至二零零六年十二月三十一日止年度，本集團在該計劃下已計入綜合損益表的退休金供款費用為人民幣238百萬元(二零零五年：人民幣228百萬元)。

(ii) 醫療保險

本集團大部分中國僱員參加了各省份的市政府組織的醫療保險計劃，本集團及僱員須分別按基本薪金約12%及2%向計劃供款。除此供款外，本集團對參加計劃的僱員並無其他醫療費用責任。截至二零零六年十二月三十一日止年度，本集團計人民幣60百萬元(二零零五年：人民幣52百萬元)醫療保險供款於損益表中列賬。

32. RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (Cont'd)

(b) Post-retirement benefits

In addition to the above retirement schemes, the Group provides retirees with other post-retirement benefits including transportation subsidies, social function activities subsidies and others. The expected cost of providing these post-retirement benefits is actuarially determined and recognised by using the projected unit credit method, which involves a number of assumptions and estimates, including inflation rate, discount rate and employees' turnover ratio.

The post-retirement benefit obligations recognised in the balance sheets are as follows:

32. 退休金計劃及僱員退休後的福利(續)

(b) 僱員退休後的福利

除上述的退休金計劃外，本集團提供退休僱員福利包括交通津貼、社交活動津貼以及其他福利。僱員退休後福利所產生的費用按「預計福利按服務年期攤分法」精算估值計算，並以數項假設及估計為基準，當中包括通脹率、折現率及僱員流失率等。

在資產負債表中所確認的僱員退休後福利費用準備如下：

		Group 集團		Company 公司	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元	**2006 二零零六年 RMB'000 人民幣千元**	2005 二零零五年 RMB'000 人民幣千元
Present value of unfunded post-retirement benefit obligations	不設基金的僱員退休後福利費用準備的現值	**1,892,926**	1,970,292	**1,650,889**	1,792,522
Unrecognised actuarial losses	未確認的精算損失	**(569,242)**	(731,590)	**(477,509)**	(672,357)
Post-retirement benefit obligations	僱員退休後福利費用準備	**1,323,684**	1,238,702	**1,173,380**	1,120,165
Less: current portion (Note 26)	減：流動部份(註釋26)	**(30,724)**	(35,825)	**(28,727)**	(34,528)
Long-term portion	長期部份	**1,292,960**	1,202,877	**1,144,653**	1,085,637

32. RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (Cont'd)

32. 退休金計劃及僱員退休後的福利(續)

(b) Post-retirement benefits (Cont'd)

(b) 僱員退休後的福利(續)

Changes in post-retirement benefit obligations are as follows:

僱員退休後福利費用準備於本年度的變動如下：

		Group 集團		Company 公司	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元	**2006 二零零六年 RMB'000 人民幣千元**	2005 二零零五年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**1,238,702**	645,732	**1,120,165**	539,945
Additions through business acquisition	業務收購增加	**–**	519,881	**–**	519,881
Total expenses charged in the income statement	計入綜合損益表的有關費用	**146,968**	102,459	**114,422**	89,467
Payments	本年度支付額	**(61,986)**	(29,370)	**(61,207)**	(27,778)
Others	其他	**–**	–	**–**	(1,350)
At 31 December	十二月三十一日結餘	**1,323,684**	1,238,702	**1,173,380**	1,120,165

The costs of post-retirement benefits are recognised under wages, salaries and benefits in the income statement as follows:

本年度的退休後福利費用已列入工資、薪金及福利費用中，並已於本年度綜合損益表中反映：

		Group 集團		Company 公司	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元	**2006 二零零六年 RMB'000 人民幣千元**	2005 二零零五年 RMB'000 人民幣千元
Current service cost	當期服務費用	**63,957**	56,436	**51,964**	50,775
Interest cost	負債的利息費用	**72,435**	45,200	**54,175**	38,009
Actuarial losses recognised	確認的精算損失	**10,576**	823	**8,283**	683
Total (Note 8)	總額(註釋8)	**146,968**	102,459	**114,422**	89,467

32. RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (Cont'd)

32. 退休金計劃及僱員退休後的福利(續)

The principal actuarial assumptions at the balance sheet date are as follows:

於資產負債表日主要精算估值假設如下：

		Group and Company 集團及公司	
		2006 二零零六年	2005 二零零五年
Discount rate	折現率	3.75%	3.5%
Annual rate of increase of per capita benefit payment	支付僱員福利的每年增長率	1.5%	1.5%
Employee turnover rate	僱員流失率	3.0%	3.0%

33. STAFF HOUSING BENEFITS

33. 職工住房補貼

(a) Staff housing fund

(a) 員工住房基金

In accordance with the PRC housing reform regulations, the Group is required to contribute to the State-sponsored housing fund at rates ranging from 1% to 15% (2005: 1% to 15%) of the specified salary amount of its PRC employees. At the same time, the employees are required to contribute an amount equal to the Group's contribution. The employees are entitled to claim the entire sum of the fund contributed under certain specified withdrawal circumstances. For the year ended 31 December 2006, the Group's contributions to the housing funds amounted to RMB228 million (2005: RMB195 million) which has been charged to the income statement. The staff housing fund payable as at 31 December 2006 amounted to RMB123 million (2005: RMB137 million) (Note 26). The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

根據修訂後的中國住房政策，本集團需按國內員工薪金的1%至15%(二零零五年：1%至15%)供款至國家安排的住房基金中。同時，員工亦須從其薪金中，與本公司作出等值的供款。在若干特定情形員工有權提取全額供款。於二零零六年十二月三十一日止年度內，本集團計入損益表的職工住房基金的供款計人民幣228百萬元(二零零五年：人民幣195百萬元)。截至二零零六年十二月三十一日，本集團職工住房基金準備餘額為人民幣123百萬元(二零零五年：人民幣137百萬元)(註釋26)。若基金的資產不足以支付僱員提供服務的當期及前期利益時，本集團並無法律性或推定性的責任去填補不足。

33. STAFF HOUSING BENEFITS (Cont'd)

(b) Staff housing allowances

The Company also provides staff housing allowances to eligible employees who joined the Group prior to 1998 according to the Group's staff housing allowance policy introduced in October 2003 (the "Staff Housing Allowance Policy").

Under the Staff Housing Allowance Policy, employees who have not been allocated with any housing quarters or who have not been allocated with a quarter above the minimum area as set out in the Staff Housing Allowance Policy, are entitled to a cash allowance based on the area of quarter to which they are entitled and the unit price as set out in the Staff Housing Allowance Policy. The total entitlement is principally vested over a period of 20 years. Upon an employee's resignation, his or her entitlement will cease and any unpaid entitlement related to past service up to the date of resignation will be paid. Upon the establishment of the Staff Housing Allowance Policy, employees are entitled to a portion of the total entitlement already accrued based on his or her past service period. Such entitlement is paid over a period of 4 to 5 years. As at 31 December 2006, the present obligation of the provision for employee's staff housing entitlement is RMB439 million (2005: RMB457 million).

For the year ended 31 December 2006, the staff housing benefit provided under the Staff Housing Allowance Policy amounted to RMB31 million (2005: RMB36 million) which has been charged to the income statement.

33. 職工住房補貼(續)

(b) 員工住房補貼

根據二零零三年十月頒佈的職工住房補貼政策(「職工住房補貼政策」),本公司為一九九八年前加入公司並符合條件的職工提供住房補貼。

在該政策下,符合條件但未獲分配住房或已獲分配住房但未達標準的員工可以獲得現金補貼。員工的補貼總額以該政策中員工可享受住房面積及住房單價所計算。受益期原則上為二十年,當員工離職時,其補貼將停止計算,任何以往年度有關的未支付補貼將在其離職時支付。在該員工住房政策公佈時,員工按照其工齡已享有部份的全額補貼,並按四至五年發放。二零零六年計入綜合資產負債表的目前需承擔的員工住房補貼為人民幣439百萬元(二零零五年:人民幣457百萬元)。

截至二零零六年十二月三十一日止年度,在員工住房新政策下計提的員工住房補貼為人民幣31百萬元(二零零五年:36百萬元)並於綜合損益表中列支。

34. DERIVATIVE FINANCIAL INSTRUMENTS

34. 金融衍生工具

		Group and Company			
		Assets 資產		Liabilities 負債	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元	**2006 二零零六年 RMB'000 人民幣千元**	2005 二零零五年 RMB'000 人民幣千元
At 31 December	十二月三十一日結餘				
Interest rate swaps (Note (a))	利率互換 (註釋(a))	**118,689**	71,260	**36,392**	19,821
Forward foreign exchange contracts (Note (b))	外匯套期合約 (註釋(b))	**8,290**	2,469	**4,962**	17,808
Fuel option contracts (Note (c))	燃油期權合約 (註釋(c))	**59,822**	50,193	**97,464**	22,985
Total	合計	**186,801**	123,922	**138,818**	60,614
Less: non-current portion	減：長期部份				
Interest rate swaps	利率互換	**(73,269)**	(70,292)	**(14,096)**	(2,731)
Forward foreign exchange contracts	外匯套期合約	**-**	(594)	**-**	(10,380)
Fuel option contracts	燃油期權合約	**-**	-	**-**	(12,659)
		(73,269)	(70,886)	**(14,096)**	(25,770)
Current portion	流動部份	**113,532**	53,036	**124,722**	34,844

Notes:

(a) **Interest rate swaps**

The Group uses interest rate swaps to reduce the risk of changes in market interest rates (Note 3(a)(iii)). The interest rate swaps entered into by the Group are generally for swapping variable rates, usually referenced to LIBOR, into fixed rates. The Group's interest rate swaps qualify for hedge accounting and are accounted for as cashflow hedges. As at 31 December 2006, the notional amount of the outstanding interest rate swap agreements was approximately US$631 million (2005: US$661 million). These agreements will expire between 2007 and 2016. For the year ended 31 December 2006, a net gain of RMB4 million (2005: RMB79 million) arising from changes in the fair value of the interest rate swaps subsequent to initial recognition has been recognised directly in the hedging reserve (Note 36).

註譯：

(a) **利率互換**

本集團透過利率互換減低市場利率波動的風險(註釋3(a)(iii))。本集團簽訂的利率互換是將與LIBOR相關的浮動利率轉換為某固定利率。該等利率互換協議適用於套期會計原則，並以現金流量套期處理。於二零零六年十二月三十一日，仍持有尚未交易的利率協定的名義金額約為631百萬美元(二零零五年：661百萬美元)，並將於二零零七年至二零一六年間期滿。於截至二零零六年十二月三十一日止年度，共有人民幣4百萬元的套期淨收益於套期儲備內確認(二零零五年：人民幣79百萬元)(註釋36)。

34. DERIVATIVE FINANCIAL INSTRUMENTS (Cont'd)

Notes:

(b) Forward foreign exchange contracts

The Group uses currency forward contracts to reduce risk of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies (Note 3(a)(vi)). These contracts are generally for selling Japanese Yen and purchasing U.S. dollars at fixed exchange rates. As at 31 December 2006, the notional amount of the outstanding currency forward contracts was approximately US$33 million (2005: US$92 million), which will expire between 2006 and 2010. For the year ended 31 December 2006, a net gain of RMB6 million (2005: a net loss of RMB82 million) arising from changes in the fair value of these foreign currency forwards has been recognised directly in the hedging reserve (Note 36).

(c) Fuel option contracts

The Group uses fuel option contracts to reduce the risk of changes in market oil/petroleum prices in connection with aircraft fuel costs. As at 31 December 2006, the Group had outstanding fuel option contracts to buy approximately 10,690,000 barrels of crude oil at prices which ranged from US$54.75 to US$95 per barrel and to sell approximately 23,310,000 barrels of crude oil at prices which ranged from US$40 to US$115 per barrel, all of which will expire between 2007 and 2009. Management did not designate these fuel option contracts for hedge accounting and changes in fair values have been recognised directly in the income statement.

34. 金融衍生工具(續)

註譯：

(b) 外匯套期合約

本集團以外匯套期合約來降低因外幣計算機票銷售及費用而導致的匯率風險(註釋3(a)(vi))。外匯套期主要為以固定匯率銷售日元並買入美元。二零零六年十二月三十一日，仍持有尚未交易的外匯套期合約的名義金額約為33百萬美元(二零零五年：92百萬美元)，並將於二零零六年至二零一零年間期滿。於二零零六年十二月三十一日止年度，公允值的改變共有人民幣6百萬元的套期淨收益於套期儲備內確認(二零零五年：人民幣82百萬元淨損失)(註釋36)。

(c) 燃油期權合約

本集團通過燃油期權合約來降低市場燃油價格波動對於飛機燃油成本所帶來的風險。截至二零零六年十二月三十一日，根據本集團尚未交易的期權合約，本集團需以每桶54.75美元至95美元的價格購買燃油約10,690,000桶，並以每桶40美元至115美元的價格出售燃油約23,310,000桶。此等合約將於二零零七年與二零零九年間期滿。本集團的燃油期權合約不適用於套期會計原則，其公允值的變動直接在綜合損益表中予以確認。

35. SHARE CAPITAL

35. 股本

		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Registered, issued and fully paid of RMB1.00 each	註冊、已發行及全數繳付每股人民幣1.00元		
Unlisted shares held by CEA Holding and employees	中國東航集團及其員工持有的非流通股	**3,000,000**	3,000,000
A shares listed on The Shanghai Stock Exchange	在上海證券交易所上市的A股	**300,000**	300,000
H shares listed on The Stock Exchange of Hong Kong Limited	在香港證券交易所上市的H股	**1,566,950**	1,566,950
		4,866,950	4,866,950

Pursuant to articles 49 and 50 of the Company's Articles of Association, each of the unlisted shares, the listed A shares and the listed H shares are all registered ordinary shares and carry equal rights.

根據本公司的公司章程第四十九及五十條，每股非流通股、A股以及H股皆為註冊普通股並享有同等權利。

On 18 December 2006, the Company convened the Relevant Shareholder's Meeting of A Share Shareholders in which the Company's share reform plan was approved. Details please refer to Post Balance Sheet Event (Note 44).

本公司於二零零六年十二月十八日召開的股權分置改革A股市場相關股東會議審議通過了本公司股權分置改革的方案，詳見結算日後事項(註釋44)。

36. RESERVES

36. 儲備

Group
集團

		Share premium 股本溢價 RMB'000 人民幣千元	Statutory and discretionary reserves 法定及任意公積金 (Note (a)) (註釋(a)) RMB'000 人民幣千元	Revaluation reserve 重估儲備 RMB'000 人民幣千元	Capital reserve 資本儲備 (Note (b)) (註釋(b)) RMB'000 人民幣千元	Hedging reserve 套期儲備 (Note 34) (註釋34) RMB'000 人民幣千元	Retained profits/ (accumulated losses) 保留溢利/(累計虧損) RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
At 1 January 2005	二零零五年一月一日結餘	1,006,455	381,171	490,688	(720,057)	(91,861)	590,778	1,657,174
Unrealised gains on cashflow hedges (Note 34)	現金套期的未實現收益(註釋34)							
- gross	一總額	-	-	-	-	181,449	-	181,449
- tax	一稅項	-	-	-	-	(27,217)	-	(27,217)
Realised gains on cashflow hedges (Note 34)	現金套期的已實現收益(註釋34)							
- gross	一總額	-	-	-	-	(20,759)	-	(20,759)
- tax	一稅項	-	-	-	-	3,114	-	3,114
Dividend relating to 2004	二零零四年度股息	-	-	-	-	-	(97,339)	(97,339)
Loss attributable to equity holders of the Company	本公司權益持有人應佔虧損	-	-	-	-	-	(467,307)	(467,307)
Transfer from retained profits to reserves (Note (a))	從保留溢利撥至儲備(註釋(a))	-	26,671	-	-	-	(26,671)	-
At 31 December 2005	二零零五年十二月三十一日結餘	1,006,455	407,842	490,688	(720,057)	44,726	(539)	1,229,115
At 1 January 2006	**二零零六年一月一日結餘**	**1,006,455**	**407,842**	**490,688**	**(720,057)**	**44,726**	**(539)**	**1,229,115**
Unrealised gains on cashflow hedges (Note 34)	**現金套期的未實現收益(註釋34)**							
- gross	**一總額**	**-**	**-**	**-**	**-**	**12,774**	**-**	**12,774**
- tax	**一稅項**	**-**	**-**	**-**	**-**	**(1,916)**	**-**	**(1,916)**
Realised gains on cashflow hedges (Note 34)	**現金套期的已實現收益(註釋34)**							
- gross	**一總額**	**-**	**-**	**-**	**-**	**(2,843)**	**-**	**(2,843)**
- tax	**一稅項**	**-**	**-**	**-**	**-**	**426**	**-**	**426**
Revaluation reserve, net of tax, arising from acquisition of a controlling interest in an associate	**由於收購聯營公司控制權益所引起的重估儲備，扣除稅項**	**-**	**-**	**23,816**	**-**	**-**	**-**	**23,816**
Loss attributable to equity holders of the Company	**本公司權益持有人應佔虧損**	**-**	**-**	**-**	**-**	**-**	**(3,313,425)**	**(3,313,425)**
Transfer from retained profits to reserves (Note (a))	**從保留溢利撥至儲備(註釋(a))**	**-**	**20,966**	**-**	**-**	**-**	**(20,966)**	**-**
At 31 December 2006	**二零零六年十二月三十一日結餘**	**1,006,455**	**428,808**	**514,504**	**(720,057)**	**53,167**	**(3,334,930)**	**(2,052,053)**

36. RESERVES (Cont'd)

36. 儲備(續)

Company
公司

		Share premium 股本溢價	Statutory and discretionary reserves 法定及任意公積金 (Note (a)) (註釋(a))	Revaluation Reserve 重估儲備	Capital reserve 資本儲備 (Note (b)) (註釋(b))	Hedging reserve 套期儲備 (Note 34) (註釋34)	Retained profits/ (accumulated losses) 保留溢利/(累計虧損)	Total 合計
		RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元
At 1 January 2005	二零零五年一月一日結餘,經重列	1,006,455	182,336	435,077	(720,057)	(91,861)	232,917	1,044,867
Unrealised gains on cashflow hedges (Note 34)	現金套期的未實現收益(註釋34)							
- gross	-總額	-	-	-	-	181,449	-	181,449
- tax	-稅項	-	-	-	-	(27,217)	-	(27,217)
Realised gains on cashflow hedges (Note 34)	現金套期的已實現收益(註釋34)							
- gross	-總額	-	-	-	-	(20,759)	-	(20,759)
- tax	-稅項	-	-	-	-	3,114	-	3,114
Dividend relating to 2004	二零零四年度股息	-	-	-	-	-	(97,339)	(97,339)
Loss for the year	年度內虧損	-	-	-	-	-	(406,362)	(406,362)
At 31 December 2005	二零零五年十二月三十一日結餘	1,006,455	182,336	435,077	(720,057)	44,726	(270,784)	677,753
At 1 January 2006	二零零六年一月一日結餘,經重列	1,006,455	182,336	435,077	(720,057)	44,726	(270,784)	677,753
Unrealised gains on cashflow hedges (Note 34)	現金套期的未實現收益(註釋34)							
- gross	-總額	-	-	-	-	12,774	-	12,774
- tax	-稅項	-	-	-	-	(1,916)	-	(1,916)
Realised gains on cashflow hedges (Note 34)	現金套期的已實現收益(註釋34)							
- gross	-總額	-	-	-	-	(2,843)	-	(2,843)
- tax	-稅項	-	-	-	-	426	-	426
Loss for the year	年度內虧損	-	-	-	-	-	(2,663,713)	(2,663,713)
At 31 December 2006	二零零六年十二月三十一日結餘	1,006,455	182,336	435,077	(720,057)	53,167	(2,934,497)	(1,977,519)

36. RESERVES (Cont'd)

36. 儲備(續)

Notes:

註釋：

(a) Statutory and Discretionary Reserves

(a) 法定及任意公積金

		Group 集團		Company 公司	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元	**2006 二零零六年 RMB'000 人民幣千元**	2005 二零零五年 RMB'000 人民幣千元
Statutory common reserve fund	法定公積金	**400,819**	196,746	**154,428**	77,214
Statutory common welfare fund	法定公益金	**-**	183,107	**-**	77,214
Discretionary common reserve fund	任意公積金	**27,989**	27,989	**27,908**	27,908
		428,808	407,842	**182,336**	182,336

Pursuant to the PRC regulations and the Group companies' Articles of Association, each of the Group companies is required to transfer 10% of its profit for the year, as determined under the PRC Accounting Regulations, to a statutory common reserve fund until the fund balance exceeds 50% of the Group company's registered capital. The statutory common reserve fund can be used to make good previous years' losses, if any, and to issue new shares to shareholders in proportion to their existing shareholdings or to increase the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

根據中國有關規定及本公司的公司章程，本公司須將按中國會計準則所計算的年度內利潤的10%撥入法定公積金，直至該公積金結餘相等於註冊資本的50%。法定公積金可用於彌補以前年度虧損，亦可按現有持股比例發行新股予股東或增加股東現時所持股份的面值，但轉撥後的結餘不可少於註冊股本的25%。

Pursuant to the PRC regulations and the Group companies' Articles of Association, each of the companies was required to transfer 5% to 10% of its profit for the year, as determined under the PRC Accounting Regulations, to the statutory common welfare fund. This fund can only be used to provide staff welfare facilities and other collective benefits to the Group companies' employees. This fund is non-distributable other than on liquidation. From 1 January 2006 onward, the Group companies are prohibited from providing further appropriations out of their profit for the year to the statutory common welfare fund pursuant to the revised Company Law. The balance of the statutory common welfare fund as at 1 January 2006 was converted into the statutory common reserve fund.

根據中國的有關規定及本公司的公司章程，本公司須將按中國會計準則所計算的年度內利潤的5%至10%撥入法定公益金。這項公益金只可用於本公司職工的集體福利設施或其他有關本公司職工的集體福利。這項公益金除清算外不得分派。根據經修訂的公司法，由二零零六年一月一日起，集團公司不得再從年度溢利撥款至法定公益金。於二零零六年一月一日法定公益金的結餘已轉至法定公積金。

36. RESERVES (Cont'd)

Notes: (Cont'd)

(a) Statutory and Discretionary Reserves (Cont'd)

Each of the Group companies is permitted to transfer 5% of its profit for the year as determined under the PRC Accounting Regulations, to a discretionary common reserve fund. The transfer to this reserve is subject to approval at shareholders' meetings.

For the year ended 31 December 2006, under the PRC Accounting Regulations, the Company recorded a loss for the year. Accordingly, no profit appropriation by the Company to the discretionary common reserve fund has been made for the year ended 31 December 2006 (2005: nil). The transfer from retained profits to reserves for the year represents the profit appropriation to reserves of certain subsidiaries of the Company.

(b) Capital reserve

Capital reserve represents the difference between the fair value of the net assets injected and the nominal amount of the Company's share capital issued in respect of a group restructuring in June 1996.

36. 儲備(續)

註釋:(續)

(a) 法定及任意公積金(續)

本公司可按中國會計準則所計算的年度內利潤的5%撥入任意公積金。該項轉撥須經股東大會決議通過。

本公司於截至二零零六年十二月三十一日止年度按中國會計準則錄得年度內虧損。故此本公司於截至二零零六年十二月三十一日止年度無須進行溢利轉撥(二零零五年:無)。本年度從保留溢利撥至儲備為本公司附屬公司的利潤分配。

(b) 資本儲備

本集團於一九九六年六月重組時的發行資本賬面值及淨資產公允值的差異為資本儲備。

37. NON-CURRENT ASSETS HELD FOR SALE

On 27 December 2006, the Board of Directors passed a resolution to dispose certain aged aircraft and related flight equipment in the forthcoming 12-months in consideration of the poor market reception and the high maintenance cost of these aircraft. Subsequent to the pass of the resolution, the Company has taken active programme to locate potential buyers no agreement has been reached as of the date of this report. These aircraft together with the related flight equipment and spare parts with an aggregate carrying amount of RMB882 million has been classified as non-current asset held for sale as at 31 December 2006. Prior to the reclassification, a valuation deficit of RMB1,035 million for these assets was recognised in the income statement as a result of the asset revaluation (Note 15). The liabilities directly associated with these assets held for sale amounted to RMB443 million as at 31 December 2006, comprising finance lease obligation of RMB97 million with interest rates of 6.24% and final maturities through to 2007 and bank loans of RMB346 million with interest rates ranging from 5.79% to 6.32% and final maturities through to 2008. The bank loans are secured by the related aircraft at net carrying amount of RMB586 million.

37. 待售非流動資產

於二零零六年十二月二十七日，本公司董事會有見市場對某些機齡較長飛機的接受性不佳及維修成本較高而通過在未來12個月處置相關飛機及相關的飛機航材的決議。在通過該決議後，本公司積極在市場上尋求可能的買家。但在本報告日，尚未就有關處置達成任何協議。該些飛機及有關航材及備用件的賬面值為人民幣882百萬元已經於二零零六年十二月三十一日歸類為待售非流動資產。在重歸類前，相關資產因評估而產生的評估減值損失人民幣1,035百萬元已經在損益表反映(註釋15)。於二零零六年十二月三十一日，與待售非流動資產直接相關的負債為人民幣443百萬元，其中包括融資租賃負債人民幣97百萬元(其利率為6.24%，最後到期日為二零零七年)及貸款人民幣346百萬元(其利率為5.79%至6.32%，最後到期日為二零零八年)。此等銀行貸款是由相關飛機作抵押，飛機賬面價值是人民幣586百萬元。

38. NOTE TO CONSOLIDATED CASH FLOW STATEMENT 38. 營運產生的現金附註

(a) Cash generated from operations (a) 經營活動產生的現金流量

		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Loss before income tax	年度(虧損)	**(3,615,697)**	(577,432)
Adjustments for:	調詳項目：		
Depreciation of property, plant and equipment	物業、機器及設備折舊	**4,566,309**	3,911,722
Gains on disposals of property, plant and equipment	其他物業、機器及設備的出售溢利	**(36,207)**	(8,073)
Share of results of associates	攤佔聯營公司業績	**(103,566)**	9,030
Share of results of jointly controlled entities	攤佔共同控制實體業績	**(29,595)**	4,300
Amortisation of lease prepayments	預付租賃款攤銷	**30,869**	25,219
Net foreign exchange gains	匯兑淨溢利	**(888,402)**	(414,640)
Amortisation of deferred revenue	遞延收益攤銷	**(13,068)**	-
Fair value gains on financial assets at fair value through profit or loss	財務資產的公允值收益	**(17,784)**	(30,877)
Consumption of flight equipment spare parts	飛機設備零件之消耗	**326,248**	239,134
(Reversal of allowance)/ allowance for obsolescence of flight equipment spare parts	飛機設備零件減值準備的(轉回)／計提	**31,734**	(13,930)
Provision for impairment of trade and other receivables	應收賬款減值準備	**98,156**	25,325
Provision for post-retirement benefits	退休後福利準備	**146,968**	102,459
Provision for staff housing allowance	僱員住房補貼準備	**30,656**	36,231
Provision for aircraft overhaul expenses	飛機大修費用準備	**150,390**	64,700
Revaluation deficit	評估減值	**1,035,343**	-
Interest income	利息收入	**(120,161)**	(128,700)
Interest expenses	利息費用	**1,821,870**	1,100,357
Operating profit before working capital changes	營運資本變動的年度溢利	**3,414,063**	4,344,825

38. NOTE TO CONSOLIDATED CASH FLOW STATEMENT (Cont'd)

38. 營運產生的現金附註(續)

(a) Cash generated from operations (Cont'd)

(a) 經營活動產生的現金流量(續)

		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Changes in working capital	營運資金變動		
Flight equipment spare parts	飛機設備零件	**(583,027)**	(294,969)
Trade receivables	應收賬款	**14,273**	(112,027)
Amount due from related companies	應收有關聯公司款項	**(147,007)**	(83,459)
Prepayments, deposits and other receivables	預付款、存款及其他應收款	**(538,347)**	(306,283)
Sales in advance of carriage	預售機位	**68,510**	101,490
Trade payables and notes payables	應付賬款及應付票據	**(182,383)**	821,222
Amounts due to related companies	應付有關聯公司款項	**125,327**	156,062
Other payables and accrued expenses	其他應付款及預提費用	**1,515,138**	(1,030,806)
Other long-term liabilities	其他長期負債	**23,627**	(67,764)
Provision for aircraft overhaul expenses	飛機大修費用準備	**(67,762)**	(110,832)
Post-retirement benefit obligations	退休後福利	**(61,986)**	(29,370)
Staff housing allowances	職工住房補貼	**(35,361)**	(18,306)
Operating lease deposits	經營性租賃訂金	**(86,555)**	-
		44,447	(975,042)
Cash generated from operations	營運產生的現金	**3,458,510**	3,369,783

212

38. NOTE TO CONSOLIDATED CASH FLOW STATEMENT (Cont'd)

38. 營運產生的現金附註(續)

(b) Non-cash transactions

(b) 非現金交易

		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Investing activities not affecting cash:	投資活動的非現金交易：		
Sale and leaseback of aircrraft	飛機售後回租	**7,940,164**	–
Financing activities not affecting cash:	融資活動的非現金交易：		
Finance lease obligations incurred for acquisition of aircraft	購買飛機產生的融資租賃負債	**2,350,978**	991,640

213

39. COMMITMENTS

(a) Capital commitments

The Group and the Company had the following capital commitments:

39. 承諾

(a) 資本支出承諾

本集團及本公司有以下的資本支出承諾：

		Group 集團		Company 公司	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元	**2006 二零零六年 RMB'000 人民幣千元**	2005 二零零五年 RMB'000 人民幣千元
Authorised and contracted for:	已授權及訂約的：				
- Aircraft, engines and flight equipment	一飛機、發動機及飛行設備	**61,763,771**	47,259,446	**60,222,477**	44,408,107
- Other property, plant and equipment	一其他物業、機器及設備	**567,582**	96,827	**561,220**	70,170
- Acquisition of a subsidiary	一對附屬公司的增資	**-**	390,000	**-**	390,000
		62,331,353	47,746,273	**60,783,697**	44,868,277
Authorised but not contracted for:	已授權但未訂約的：				
- Aircraft, engines and flight equipment	一飛機、發動機及飛行設備	**723,000**	723,000	**-**	-
- Other property, plant and equipment	一其他物業、機器及設備	**7,772,639**	13,424,055	**7,268,631**	13,281,864
		8,495,639	14,147,055	**7,268,631**	13,281,864
		70,826,992	61,893,328	**68,052,328**	58,150,141

214

39. COMMITMENTS (Cont'd)

(a) Capital commitments (Cont'd)

Contracted expenditures for the above aircraft and flight equipment, including deposits prior to delivery, subject to future inflation increases built into the contracts and any discounts available upon delivery of the aircraft, if any, were expected to be paid as follows:

39. 承諾(續)

(a) 資本支出承諾(續)

以上飛機及飛行設備包括付運前按金的承諾預期支出,但金額可能因合約中所訂的通脹調整或於付運飛機時所得的折扣而變動。有關金額列示如下:

		Group 集團		Company 公司	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元	**2006 二零零六年 RMB'000 人民幣千元**	2005 二零零五年 RMB'000 人民幣千元
Within one year	一年內	**14,894,068**	9,006,906	**13,352,744**	7,301,334
In the second year	第二年	**18,844,893**	12,703,578	**18,844,893**	11,557,811
In the third year	第三年	**15,591,463**	13,523,589	**15,591,463**	13,523,589
In the fourth year	第四年	**12,433,347**	6,256,592	**12,433,347**	6,256,592
In the fifth year	第五年	**–**	5,768,781	**–**	5,768,781
		61,763,771	47,259,446	**60,222,447**	44,408,107

39. COMMITMENTS (Cont'd) 39. 承諾(續)

(b) Operating lease commitments (b) 經營性租賃承諾

The Group and the Company had commitments under operating leases to pay future minimum lease rentals as follows:

本集團及本公司承諾支付的最低租金如下：

		Group 集團		Company 公司	
		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元	**2006 二零零六年 RMB'000 人民幣千元**	2005 二零零五年 RMB'000 人民幣千元
Aircraft, engines and flight equipment	**飛機、發動機及飛行設備**				
Within one year	一年內	**2,984,137**	1,633,301	**2,609,673**	1,444,458
In the second year	第二年	**2,961,023**	1,550,209	**2,596,944**	1,361,362
In the third to fifth year inclusive	第三年至第五年(包括首尾兩年)	**6,524,538**	4,075,691	**6,050,572**	3,632,279
After the fifth year	五年以後	**12,737,377**	2,015,670	**12,661,592**	2,015,670
		25,207,075	9,274,871	**23,918,781**	8,453,769
Land and buildings	**土地及樓宇**				
Within one year	一年內	**153,487**	68,739	**133,775**	67,799
In the second year	第二年	**42,362**	60,330	**40,366**	59,190
In the third to fifth year inclusive	第三年至第五年(包括首尾兩年)	**71,587**	44,951	**69,590**	44,463
After the fifth year	五年以後	**54,535**	2,846	**54,535**	2,846
		321,971	176,866	**298,266**	174,298
		25,529,046	9,451,737	**24,217,047**	8,628,067

40. BUSINESS ACQUISITIONS

(a) Acquisition of CEA Wuhan

CEA Wuhan was an associate of the Company in which the Company had 40% equity interests.

On 8 December 2005, the Company entered into agreements with each of Wuhan Municipality State-owned Assets Supervision and Administration Commission ("Wuhan SASAC") and Shanghai Junyao Aviation Investment Company Limited ("Shanghai Junyao") to acquire (i) equity interests of 38% in CEA Wuhan from Wuhan SASAC for a consideration of RMB278 million, and (ii) equity interests of 18% in CEA Wuhan from Shanghai Junyao for a consideration of RMB140 million, totaling RMB418 million, respectively. The acquisition was completed in January 2006. Proforma financial information to reflect the acquisition as if it had occurred on 1 January 2006 is not presented as the impact would not have been material to the consolidated financial statements.

Details of net assets acquired and related goodwill are as follows:

40. 業務收購

(a) 收購東航武漢

東航武漢是本公司的聯營公司，本公司持有其40%股權。

於二零零五年十二月八日，本公司與武漢國有資產監督管理委員會(「武漢國資委」)，以及上海均瑤飛行投資有限公司(「上海均瑤」)簽署協議，以(i)人民幣278百萬元作價從武漢國資委收購東航武漢38%的股權，(ii)人民幣140百萬元作價從上海均瑤收購東航武漢18%的股權，總計人民幣418百萬元。此次收購已於二零零六年一月完成。假設此次收購於二零零六年一月一日完成之備考財務資料並未披露，因其對綜合財務報表並無重大影響。

收購的淨資產及相關商譽的具體情況列示如下：

		2006 二零零六年 RMB'000 人民幣千元
Purchase consideration:	收購價格：	
– Cash	－現金	418,000
– Direct costs relating to the acquisition	－與收購有關的直接費用	–
Total purchase consideration	收購價格總額	418,000
Fair value of net assets acquired – shown as below	所收購資產淨值的公允值－如下表列示	(160,229)
Goodwill (Note 14)	商譽(註釋14)	257,771

The goodwill is attributable to an increase in the Company's competitiveness as a result of its increased size and the extension of its business scope geographically to the central regions of the PRC.

產生商譽主要因為通過此收購本公司的經營範圍將進一步擴展至中國中部地區，同時公司規模也將擴大，進而提高本公司的競爭力。

40. BUSINESS ACQUISITIONS (Cont'd) 40. 業務收購(續)

(a) Acquisition of CEA Wuhan (Cont'd) (a) 收購東航武漢(續)

The assets and liabilities arising from the acquisition are as follows:

所收購資產與負債列示如下：

		Fair value 公允值 RMB'000 人民幣千元	Acquiree's carrying amount 賬面值 RMB'000 人民幣千元
Property, plant and equipment	物業、機器及設備	677,465	588,599
Lease prepayments	預付租賃款	75,302	75,302
Other long-term and current assets	其他長期及流動資產	189,456	189,456
Trade receivables	應收賬款	256,808	104,808
Cash and cash equivalents	現金及現金等價物	19,266	19,266
Other long-term and current liabilities	其他長期及流動負債	(868,797)	(868,797)
Provision for aircraft overhaul expenses	飛機大修費用準備	(23,994)	(23,994)
Deferred tax liabilities	遞延税項負債	(29,326)	-
Minority interests in CEA Wunan's subsidiaries	東航武漢附屬公司的少數投資者應佔權益	(10,056)	(10,056)
Net assets	資產淨值	286,124	74,584
Share acquired	收購股權	56%	
Net assets acquired	收購資產淨值	160,229	
Purchase consideration	收購價格	418,000	
Goodwill	商譽	257,771	
Cash outflow on business acquisition:	**與收購相關之現金流出：**		
Purchase consideration settled in cash	現金支付的收購價格	418,000	
Less: Cash and cash equivalents acquired	減：所收購資產中現金及現金等價物	(19,266)	
Purchase consideration paid in prior year	上年度支付的收購價格	(28,000)	
Cash outflow on business acquisition	與收購相關之現金流出	370,734	

40. BUSINESS ACQUISITIONS (Cont'd)

(b) Acquisition of China Eastern Airlines Development (HK) Co., Ltd. ("CEA Development (HK)")

In March 2006, the Company acquired additional 40% equity interests in CEA Development (HK), a former associate of the Company in which the Company had 40% interests, for HK$4 million. After the acquisition of the additional interests, the Company's shares in CEA Development (HK) has increased from 40% to 80%, CEA Development (HK) become a subsidiary of the Company.

The assets and liabilities arising from the acquisition are as follows:

40. 業務收購(續)

(b) 收購東航發展(香港)有限公司(「東航發展(香港)」)

本公司於二零零六年三月以人民幣四百萬元收購東航發展(香港)40%的股權。東航發展(香港)在本公司收購之前是由本公司持有40%股權的一家聯營公司持有。在此次收購完成之後,東航發展(香港)的股權由40%增加至80%,東航發展成為本公司的附屬公司。

所收購資產與負債列示如下:

		Fair value 公允值 RMB'000 人民幣千元	Acquiree's carrying amount 賬面值 RMB'000 人民幣千元
Property, plant and equipment	物業、機器及設備	45,292	45,292
Cash and cash equivalents	現金及現金等價物	8,341	8,341
Other long-term and current liabilities	其他長期及流動負債	(38,363)	(38,363)
Net assets	資產淨值	15,270	15,270
Share acquired	收購股權	40%	
Net assets acquired	收購資產淨值	6,108	
Purchase consideration	收購價格	(4,136)	
Negative goodwill	折價	1,972	
Cash inflow on business acquisition:	**與收購相關之現金流出:**		
Purchase consideration settled in cash	現金支付的收購價格	4,136	
Less: Cash and cash equivalents acquired	減:所收購資產中現金及現金等價物	(8,341)	
Cash inflow on business acquisition	與收購相關之現金流入	(4,205)	

41. RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which owns approximately 61.64% of the Company's shares as at 31 December 2006. The aviation industry in the PRC is administrated by the CAAC. CEA Holding and the Group is ultimately controlled by the PRC government, which also controls a significant portion of the productive assets and entities in the PRC (collectively referred as the "SOEs").

(a) Related party transactions

The Group sells air tickets through sales agents and is therefore likely to have extensive transactions with other state-controlled enterprises, and the employees and their close family members of SOEs while such employees are on corporate business. These transactions are carried out on normal commercial terms that are consistently applied to all of the Group's customers. Due to the large volume and the pervasiveness of these transactions, management is unable to determine the aggregate amount of the transactions for disclosure. Therefore, retail transactions with these related parties are not disclosed herein. The Directors of the Company believe that meaningful related party disclosures on these retail transactions have been adequately made.

41. 有關連人士交易

本集團由東航集團控制。截至二零零六年十二月三十一日止，中國東航集團擁有本公司61.64%之股權。中國民用航空總局是國內航空運輸業的管理單位。中國東航集團及本集團均由中國政府控制，同時，中國政府也控制相當數量的中國企業(統稱為「國有企業」)。

(a) 有關連人士交易

本集團通過銷售代理出售機票，因此國有企業的僱員，關鍵管理人員及與他們關係密切的家庭成員在企業業務過程中與本公司發生廣泛的交易。此類交易是根據普通商業條款進行，即該條款與所有客戶適用的條款相一致。鑒於此類交易的廣泛性及普遍性，管理層無法確認並披露此類交易的總金額。因此，此類關連零售交易並沒有披露。本集團管理層相信關連交易有關的具意義資料已經充分披露。

41. RELATED PARTY TRANSACTIONS (Cont'd)　41. 有關連人士交易(續)

(a) Related party transactions (Cont'd)　(a) 有關連人士交易(續)

The other related party transactions are:

其他有關連人士交易：

Nature of transaction 交易性質	Related party 有關連人士	Income/ (expenses or payments) 收入／(費用及支付金額) 2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
With CEA Holding or companies directly or indirectly held by CEA Holding: **與東航集團或由東航集團直接或間接控制的公司：**			
Interest income on deposits at an average rate of 0.72% per annum (2005: 0.72% per annum) 存款利息收入，年平均利率0.72厘(二零零五年：年平均利率0.72厘)	EAGF** 東航財務**	**8,036**	5,341
Interest expense on loans at rate of 5.01% per annum (2005: 4.50% per annum) 貸款利息支出，年利率5.01厘(二零零五年：年利率4.50厘)	EAGF** 東航財務**	**(23,393)**	(14,855)
Commission expense on air tickets sold on behalf of the Group, at rates ranging from 3% to 9% of the value of tickets sold 應付其他航空公司代售本集團機票佣金，佣金乃根據機票價值的3%至9%之間的固定比率計算	SDATC** 東美旅遊	**(6,085)**	(7,402)
	Shanghai Tourism (HK) Co., Ltd 上海旅遊(香港)有限公司	**(1,491)**	(21,815)
Handling charges of 0.1% to 2% for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and equipment 購買飛機、飛行設備、飛行設備零件及其他物業、機器及設備所支付的0.1%至2%手續費	EAIEC** 東方航空進出口有限公司**	**(40,971)**	(40,590)
Repairs and maintenance expense for aircraft and engines 應付飛機及發動機的維修及保養費用	Wheels & Brakes 上海東聯航空機輪剎車大修理工程有限公司	**(60,066)**	(63,972)
	STA 科技宇航	**(126,114)**	(104,853)

41. RELATED PARTY TRANSACTIONS (Cont'd) 41. 有關連人士交易(續)

(a) Related party transactions (Cont'd) (a) 有關連人士交易(續)

Nature of transaction 交易性質	Related party 有關連人士	Income/(expenses or payments) 收入/(費用及支付金額) 2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Supply of food and beverages 餐食及機艙供應品的費用	Shanghai Eastern Air Catering Co., Ltd 上海東方航空食品有限公司	**(213,360)**	(184,306)
	Qingdao Eastern Air Catering Investment Co., Ltd. 青島東方航空食品有限公司	**(16,082)**	(15,055)
	Xian Eastern Air Catering Investment Co.,Ltd. 西安東方航空食品有限公司	**(22,821)**	(15,079)
	Yunnan Eastern Air Catering Investment Co.,Ltd. 雲南東方航空食品有限公司	**(31,977)**	(17,451)
Advertising expense 廣告費用	CAASC 上海東方航空傳媒有限公司	**(11,583)**	(8,612)
Purchase of aviation equipment 採購飛機設備	Shanghai Eastern Aviation Equipment Manufacturing Corporation 上海東方航空設備製造公司	**(11,303)**	(8,987)

41. RELATED PARTY TRANSACTIONS (Cont'd)

(a) Related party transactions (Cont'd)

* The Group acquired the aviation business of CEA Northwest and CEA Yunnan and an additional equity interest of 56% in CEA Wuhan with effect from June 2005 and January 2006 respectively. Transactions with CEA Northwest and CEA Yunnan up to 30 June 2005 and with CEA Wuhan up to 31 December 2005 are regarded as related party transactions.

** EAGF is also a 25% owned associate of the Group; SDATC and EAIEC are both a 45% owned associates of the Group.

41. 有關連人士交易(續)

(a) 有關連人士交易(續)

* 本集團購入東航西北公司和東航雲南公司的航空業務，以及東航武漢56%額外股本權益，分別於二零零五年六月及二零零六年一月生效。於二零零五年六月三十日之前與東航西北公司和東航雲南公司的交易，以及於二零零五年十二月三十一日之前與東航武漢的交易，均被視為有關連人士交易。

** 東航財務乃本集團擁有25%股權之聯營公司；東美旅游及東航進出口有限公司均為本集團擁有45%股權之聯營公司。

41. RELATED PARTY TRANSACTIONS (Cont'd) 41. 有關連人士交易(續)

(a) Related party transactions (Cont'd) (a) 有關連人士交易(續)

Nature of transaction 交易性質	Related party 有關連人士	Income/(expenses or payments) 收入/(費用及支付金額) 2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
With CAAC and its affiliates: **與中國民用航空總局「民航總局」及其附屬機構:**			
Civil aviation infrastructure levies paid to 代民航總局收取民航基礎建設基金	CAAC 中國民航總局	**696,428**	466,191
Aircraft insurance premiums paid through CAAC which entered into the insurance policy on behalf of the Group 通過民航總局支付飛機保險	CAAC 中國民航總局	**168,972**	201,653
With other SOE: **與其他國有企業:**			
Take-off and landing fee charges 飛機起降費	State-controlled airports 國有機場	**3,876,737**	2,461,858
Purchase of aircraft fuel 購買航油	State-controlled fuel suppliers 國有航油供應商	**10,242,349**	4,571,155
Ticket reservation service charges for utilisation of computer reservation system 應付電腦訂票系統服務費	Travel Sky Technology Limited 中國民航資訊網路公司	**(209,572)**	(124,677)
Interest income on deposits at an average rates of 0.72% per annum (2005: 0.72% per annum) 存款利息收入,年平均利率0.72厘(二零零五年:年平均利率0.72厘)	State-controlled banks 國有銀行	**18,701**	30,948
Interest expense on loans at an average rate of 5.53% per annum (2005: 4.54% per annum) 貸款財務費用,年平均利率5.53厘(二零零五年:年平均利率4.54厘)	State-controlled banks 國有銀行	**1,227,278**	790,478

41. RELATED PARTY TRANSACTIONS (Cont'd) 41. 有關連人士交易(續)

(a) Related party transactions (Cont'd) (a) 有關連人士交易(續)

Nature of transaction 交易性質	Related party 有關連人士	Income/(expenses or payments) 收入/(費用及支付金額) 2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Commission expense on air tickets sold on behalf of the Group at rates ranging from 3% to 9% of the value of tickets sold 應付其他航空公司代售本集團機票佣金,佣金乃根據機票價值的3%至9%之間的固定比率計算	other PRC airlines 中國的其他航空公司	**89,977**	153,528
Supply of food and beverages 餐食及機艙供應品的費用	other state-control enterprises 其他國有企業	**469,255**	368,120

(b) Balances with related companies (b) 有關連公司餘額

(i) Amounts due from related companies (i) 應收有關連公司款項

Company	企業名稱	Group 集團 2006 二零零六年 RMB'000 人民幣千元	Group 集團 2005 二零零五年 RMB'000 人民幣千元	Company 公司 2006 二零零六年 RMB'000 人民幣千元	Company 公司 2005 二零零五年 RMB'000 人民幣千元
CEA Holding	中國東航集團	**298,287**	57,773	**298,287**	57,773
SDATC	東美航空**	**30,908**	43,223	**30,908**	43,223
Shanghai Tourism (HK) Co., Ltd	上海旅遊(香港)有限公司	**5,091**	23,177	**5,091**	23,177
CEA Development (HK)	東航發展(香港)有限公司	**-**	66,457	**-**	66,457
CEA Wuhan	東航武漢***	**-**	3,541	**-**	3,541
EAIEC	東方航空進出口有限公司**	**5,090**	4,956	**5,090**	2,357
Other related companies	其他有關連人士	**13,343**	6,585	**11,833**	6,585
Total	合計	**352,719**	205,712	**351,209**	203,113

41. RELATED PARTY TRANSACTIONS (Cont'd)

41. 有關連人士交易(續)

(b) Balances with related companies (Cont'd)

(b) 有關連公司餘額(續)

(i) Amounts due from related companies (Cont'd)

(i) 應收有關連公司款項(續)

Except for the amount due from CEA Holding, which is reimbursement in nature, all other amounts due from related companies are trade in nature, interest free and payable within normal credit terms given to trade customers.

所有應收有關連公司款項，除了應收中國東航集團款項外，全為貿易性質、不帶息及給予跟貿易客戶一樣的正常還款期。

(ii) Amounts due to related companies

(ii) 應付有關連公司款項

Company	企業名稱	Group 集團 2006 二零零六年 RMB'000 人民幣千元	Group 集團 2005 二零零五年 RMB'000 人民幣千元	Company 公司 2006 二零零六年 RMB'000 人民幣千元	Company 公司 2005 二零零五年 RMB'000 人民幣千元
EAIEC	東方航空進出口有限公司	**(270,514)**	(371,123)	**(179,582)**	(289,773)
CEA Holding	中國東航集團	**(40,338)**	(94,216)	**(40,338)**	(94,216)
Shanghai Eastern Airlines Catering Co. Ltd.	上海東方航空食品有限公司	**(7,261)**	-	**(7,261)**	-
Yunnan Eastern Air Catering Investment Co., Ltd.	雲南東方航空食品有限公司	**(11,036)**	-	**(11,036)**	-
CAASC	上海東方航空傳媒有限公司	**(101)**	(2,285)	**(101)**	(2,285)
Other related companies	其他有關連公司	**(19,227)**	(108,406)	**(8,044)**	(99,915)
Total	合計	**(348,477)**	(576,030)	**(246,362)**	(486,189)

Except for amounts due to EAGF and CEA Holding, which are reimbursement in nature, all other amounts due to related companies are trade in nature, interest free and payable within normal credit terms given by trade creditors.

所有應付有關連公司款項，除了應付東航財務及中國東航集團款項外，全為貿易性質、不帶息及給予跟貿易客戶一樣的正常還款期。

226

41. RELATED PARTY TRANSACTIONS (Cont'd)
41. 有關連人士交易(續)

(b) Balances with related companies (Cont'd)
(b) 有關連公司餘額(續)

(iii) Short-term deposits and short-term loans with an associate
(iii) 對聯營公司短期借款以及短期貸款

Company	公司	Average interest rate 平均利率 2006 二零零六年	2005 二零零五年	Group 集團 2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元	Company 公司 2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Short-term deposits (included in Prepayments, Deposits and Other Receivables)	短期貸款(包括在預付款、存款及其他應收款內)						
"EAGF"*	東航財務*	0.7%	0.7%	755,665	475,078	59,637	31,238
Short-term loans (included in Borrowings)	短期借款(包括在貸款內)						
"EAGF"*	東航財務*	5.1%	4.5%	788,991	213,702	182,000	180,702

* EAGF is a 25% owned associate of the Group;

* 東航財務乃本集團擁有25%股權之聯營公司

(iv) State-controlled banks and other financial institutions
(iv) 國有銀行以及其他金融機構

Company	公司	Average interest rate 平均利率 2006 二零零六年	2005 二零零五年	Group 集團 2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元	Company 公司 2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Bank deposits (included in cash and cash equivalents)	銀行存款(包括現金及現金等價物)	0.7%	0.7%	759,110	1,196,963	571,863	755,225
Long-term bank borrowings	長期銀行借款	5.5%	3.2%	12,825,763	10,438,483	11,230,805	10,066,664

(c) Guarantees by holding company

As at 31 December 2006, bank loans of the Group and the Company with an aggregate amount of RMB695 million and 100 million respectively (2005: RMB1,282 million and 200 million) were guaranteed by CEA Holding (Note 28).

(c) 控股公司作出的擔保

於二零零六年十二月三十一日,本集團及本公司銀行貸款中人民幣695百萬元及人民幣100百萬元(二零零五年:人民幣1,282百萬元及人民幣200百萬元)由中國東航集團作出擔保(註釋28)。

41. RELATED PARTY TRANSACTIONS (Cont'd) 41. 有關連人士交易(續)

(d) Key management compensation (d) 高級行政人員酬金

		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Salaries, bonus, allowances and benefits	薪金、花紅、補貼及福利	**1,365**	1,825

42. ULTIMATE HOLDING COMPANY

The Directors regard CEA Holding, a state-owned enterprise established in the PRC, as being the ultimate holding company.

42. 最終控股公司

本公司的董事以成立於中國的中國東航集團為本公司的直接控股和最終控股公司。

43. CONTINGENT LIABILITIES

In 2005, the Company received a legal claim in the United States of America for unspecified damages by family members of certain victims in the air crash of an aircraft of CEA Yunnan which occurred on 21 November 2004 in Baotou, Neimonggol, the PRC.

Management has engaged legal representatives to vigorously contest the proceedings. The proceedings are still in an early stage and in the opinion of the Directors, based on professional advice, it is unlikely that there will be any significant adverse effect to the financial position of the Group.

43. 或然負債

於二零零五年，本公司在美國接獲訴訟，原告為於二零零四年十一月二十一日東航雲南公司一架飛機在中國內蒙古包頭空難中的死難者家屬要求未確定金額的賠償。

管理層已聘請法律代表就上述訴訟提出積極抗辯。該訴訟仍處於初步階段，董事徵求專業人士建議後認為，該訴訟對本集團之整體財務狀況將不會造成重大不利影響。

228

44. POST BALANCE SHEET EVENT

(a) Share Reform

On 18 December 2006, the Company convened the Relevant Shareholder's Meeting of A Share Shareholders in which the Company's share reform plan (the "Share Reform Plan") was approved. According to the Share Reform Plan, each holder of circulating A shares of the Company whose name appeared on the shareholders' register on the register date of the Share Reform Plan (i.e. 10 January 2007) would be offered 3.2 shares as a consideration by CEA Holding, the only holder of the unlisted and non-circulating shares of the Company, for every 10 circulating A shares held by it. The original non-circulating shares held by CEA Holding would be granted the status of listing after implementation of the Share Reform Plan. The Share Reform Plan was approved by the Ministry of Commerce on 4 January 2007 and implemented on 9 January 2007. In this connection, CEA Holding granted 96 million shares in total to the holders of the circulating shares and the original non-circulating shares held by CEA Holding were granted the status of listing subject to certain circulating conditions on 12 January 2007.

44. 結算日後事項

(a) 股權分置改革方案

本公司於二零零六年十二月十八日召開了股權分置改革A股市場相關股東會議，審議通過了《中國東方航空股份有限公司股權分置改革方案》(「股改方案」)。根據股改方案，東航集團作為本公司唯一的非流通股股東，向本公司股改方案實施股權登記日即二零零七年一月十日登記註冊的本公司流通A股股東每10股支付3.2股股票，以作為東航集團所持有的本公司非流通股份獲得上市流通權的對價安排。股改方案於二零零七年一月四日獲得中華人民共和國商務部審批並於二零零七年一月九日實施，實施此股改方案，東航集團共計送出96,000,000股股份。於二零零七年一月十二日，東航集團持有的本公司非流通股份即獲得有限售條件的上市流通權。

44. POST BALANCE SHEET EVENT (Cont'd)

(a) Share Reform (Cont'd)

After the implementation of Share Reform Plan, the share structure of the Company will be as follows:

44. 結算日後事項(續)

(a) 股權分置改革方案(續)

股改方案實施後，本公司的股份結構變動如下：

		Prior to Share Reform 執行對價安排前		After Share Reform 執行對價安排後	
		No. of shares held 持股數(股)	% of total no. of shares 佔總股份的比例	No. of shares held 持股數(股)	% of total no. of shares 佔總股份的比例
Unlisted and non-circulating shares	尚未流通股				
Shares held by the PRC Government	國家持有股	3,000,000,000	61.64	-	-
Circulating shares with restricted transfer held by the PRC Government	有限售條件的流通股國家持有股	-	-	2,904,000,000	59.67
Circulating shares without restricted transfer	無限售條件的流通股				
RMB Common shares listed within the PRC	境內上市的人民幣普通股	300,000,000	6.16	396,000,000	8.13
Foreign shares listed outside the PRC	境外上市的外資股	1,566,950,000	32.20	1,566,950,000	32.20
Circulating shares total	流通股合計	1,866,950,000	38.36	1,962,950,000	40.33
Total number of shares	股份總額	4,866,950,000	100	4,866,950,000	100

44. POST BALANCE SHEET EVENT (Cont'd)

(b) Tax reform

On 16 March 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the "new CIT Law"). This legislation reduces the corporate income tax rate for domestic enterprises from 33% to 25% with effect from 1 January 2008. In addition, certain preferential and reduced tax rates may be withdrawn, subject to grandfathering provisions.

Since deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, the change in the applicable tax rate will affect the determination of the carrying values of deferred tax assets and deferred tax liabilities of the Group. As at the date that these financial statements are approved for issue, detailed measures of the new CIT Law have yet to be issued, specific provisions concerning the applicable income tax rates, computation of taxable income, as well as specific preferential tax treatments and their related transitional provisions for the periods from 2008 and onwards have not been clarified. Consequently, the Group is not in a position to reasonably assess the impact, if any, to the carrying values of deferred tax assets and deferred tax liabilities as the result of the implementation of the new CIT Law. The Group will further evaluate the impact to its operating results and financial positions of future periods as more detailed measures and other related regulations are announced.

44. 結算日後事項(續)

(b) 稅法改革

二零零七年三月十六日，全國人民代表大會通過了《中華人民共和國企業所得稅法》(「新企業所得稅法」)。新所得稅法將於二零零八年起生效，本集團於中國境內的企業適用的企業所得稅率將從33%降至25%。此外，本集團目前採用的部分優惠稅率可能會被取消。

由於遞延稅項資產和遞延稅項負債是根據預期該資產實現及負債償付時當期的稅率計算，因此稅率的改變會影響本集團遞延稅項資產和遞延稅項負債的賬面價值。在本財務報表獲批准發布之前，有關新企業所得稅法的實施細則尚未公布，例如有關所得稅稅率的特定條款，應課稅收入的計算方法，個別優惠稅率安排和在2008年及以後的過渡期條款。因此，本集團目前尚不能就新企業所得稅法實施將對本集團的遞延稅項資產和遞延稅項負債餘額帶來的財務影響作出合理評估。本集團將在頒布新企業所得稅法的有關條款和規定後評估對本集團經營成果和財務狀況的影響。

Condensed Consolidated Income Statement
簡化綜合損益表

(Prepared in accordance with PRC Accounting Regulations)
(按中華人民共和國會計準則編製)
For the year ended 31 December 2006
截至二零零六年十二月三十一日止年度

		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Revenue from main Operations:	**主營業務收入**	36,805,731	26,392,028
Less: Main Operating Cost	減：主營業務成本	34,052,721	22,847,511
Business Taxes and levies	主營業務稅金及附加	932,748	643,285
Profit from Main Operations	**主營業務利潤**	1,820,262	2,901,232
Add: Other operating income	加：其他業務利潤	777,745	617,208
Less: Operating Expense	減：營業費用	2,554,296	1,951,059
General & Administrative Expense	管理費用	1,907,583	1,302,743
Financial cost – net	財務費用－淨額	761,678	570,698
Loss from Operations	**營業虧損**	(2,625,550)	(306,060)
Add: Investment Income	加：投資收益	26,700	6,405
Subsidy Income	補貼收入	461,869	175,422
Non-operating Income	營業外收入	175,345	228,265
Less: Non-operating Expenses	減：營業外支出	(885,866)	(1,526)
Total Loss	**虧損總額**	(2,847,502)	105,558
Less: Income Tax	減：所得稅	(13,234)	(9,549)
Minority Interests	少數股東損益	(80,757)	(35,535)
Net Loss	**淨虧損**	(2,779,979)	60,474

Condensed Consolidated Balance Sheet
簡化綜合資產負債表

(Prepared in accordance with PRC Accounting Regulations)
(按中華人民共和國會計準則編製)
As at 31 December 2006
於二零零六年十二月三十一日

		2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Assets	**資產**		
Total Current Assets	流動資產合計	**9,357,524**	8,948,963
Long-term Investment	長期投資淨額	**1,198,053**	761,722
Total Fixed Assets	固定資產合計	**46,955,260**	45,543,930
Total Intangible assets & Other Assets	無形資產及其他資產合計	**2,500,752**	2,175,576
Deferred Tax Debits	遞延稅款借項	**117,741**	128,482
Total Assets	**資產合計**	**60,129,330**	57,558,673
Liabilities & Shareholder's Equity	**負債及股東權益**		
Total Current Liabilities	流動負債合計	**33,382,775**	30,715,495
Total long-term Liabilities	長期負債合計	**22,608,827**	19,746,733
Deferred Tax Credits	遞延稅款貸項	**363,577**	417,049
Total Liabilities	**負債合計**	**56,355,179**	50,879,277
Minority Interests	少數股東權益	**738,682**	864,827
Total Shareholder's Equity	股東權益合計	**3,035,469**	5,814,569
Total Liabilities & Shareholder's Equity	**負債及股東權益合計**	**60,129,330**	57,558,673

(A) SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND PRC ACCOUNTING REGULATIONS

(A) 國際財務報告準則與中國會計準則的重大差異

The Group's accounting policies, which conform with IFRS, differ in certain aspects from PRC Accounting Regulations. Differences between IFRS and PRC Accounting Regulations which have a significant effect on the consolidated (loss)/profit attributable to equity holders and consolidated net assets of the Group are summarised as follows:

本集團採用國際財務報告準則及中國會計準則存若干方面的差異。國際財務報告準則及中國會計準則的差異對本公司權益持有人應佔綜合(虧損)／溢利及本集團綜合資產淨值的重大影響總括如下：

		Note 註釋	2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Consolidated (loss)/profit attributable to equity holders of the Company	**本公司權益持有人應佔綜合(虧損)／溢利**			
As stated in accordance with PRC Accounting Regulations	根據中國法定賬目列示		**(2,779,979)**	60,474
Impact of IFRS and other adjustments:	國際財務報告準則的影響及其他調整：			
Difference in depreciation charges for flight equipment due to different depreciation lives	由於不同可使用年限而造成飛行設備折舊的差異	(a)	**239,467**	115,086
Difference in depreciation charges for aircraft due to different depreciation lives, revaluation and component accounting	由於不同可使用年限、重估及組件會計造成飛機折舊的差異	(b)	**(676,820)**	(611,368)
Provision for post-retirement benefits	退休後福利的準備	(c)	**(84,982)**	(133,417)
Unrealised (losses)/gains on derivatives	衍生金融工具的未確認(損失)／收益	(d)	**(42,344)**	27,779
Deficit on revaluation of property, plant and equipment	物業、機器及設備評估減值	(e)	**(235,046)**	-
Recognition of gain on sales & leaseback	售後回租確認的收益	(f)	**74,207**	-
Equity investment difference amortisation under PRC GAAP	中國會計準則下股權投資差額的攤銷	(g)	**42,010**	-
Goodwill on acquisition of a subsidiary	收購附屬公司產生的商譽	(h)	**(85,119)**	-
Reversal of revaluation surplus relating to land use right	沖銷土地使用權評估增值	(j)	**8,420**	8,420
Others	其他	(k)	**(7,988)**	(89,488)
Minority interests	少數股東權益	(l)	**58,585**	6,957
Current and deferred tax adjustments	税務及遞延税項調整	(m)	**176,164**	148,250
As stated in accordance with IFRS	根據國際財務報告準則列示		**(3,313,425)**	(467,307)

(A) SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND PRC ACCOUNTING REGULATIONS (Cont'd)

(A) 國際財務報告準則與中國會計準則的重大差異(續)

		Note 註釋	2006 二零零六年 RMB'000 人民幣千元	2005 二零零五年 RMB'000 人民幣千元
Consolidated net assets	**綜合資產淨值**			
As stated in accordance with PRC Accounting Regulations	根據中國法定賬目列示		**3,774,151**	6,679,397
Impact of IFRS and other adjustments:	國際財務報告準則的影響及其他調整：			
Difference in depreciation charges for flight equipment due to different depreciation lives	由於不同可使用年限而造成飛行設備折舊的差異	(a)	**1,536,627**	1,297,160
Difference in depreciation charges for aircraft due to different depreciation lives, revaluation and component accounting	由於不同可使用年限、重估及組件會計造成飛機折舊的差異	(b)	**(997,831)**	(321,011)
Provision for post-retirement benefits	退休後福利的準備	(c)	**(1,325,358)**	(1,240,376)
Unrealised gains on derivatives	衍生金融工具的未確認收益	(d)	**47,983**	72,505
Deficit on revaluation of property, plant and equipment	物業、機器及設備評估減值	(e)	**(235,046)**	-
Recognition of gain on sales and leaseback	售後回租確認的收益	(f)	**74,207**	-
Equity investment difference amortisation under PRC GAAP	中國會計準則下股權投資差額的攤銷	(g)	**42,010**	-
Goodwill on acquisition of a subsidiary	收購附屬公司產生的商譽	(h)	**(85,119)**	-
Goodwill and negative goodwill	商譽及負商譽的攤銷	(i)	**688,311**	688,311
Reversal of revaluation surplus relating to land use right	沖銷土地使用權評估增值	(j)	**(340,931)**	(349,351)
Others	其他	(k)	**11,718**	(3,232)
Minority interests	少數股東權益	(l)	**(18,351)**	(42,350)
Current and deferred tax adjustments	稅務及遞延稅項調整	(m)	**304,272**	137,489
As stated in accordance with IFRS	根據國際財務報告準則列示		**3,476,643**	6,918,542

235

(A) SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND PRC ACCOUNTING REGULATIONS (Cont'd)

(a) Under IFRS, rotables are accounted for as property, plant and equipment and is depreciated on a straight-line basis to write off the cost or revalued amount to their residual value over their estimated useful lives. Under PRC Accounting Regulations, rotables are classified as current assets and the costs are amortised on a straight-line basis over a period of 5 years.

(b) Under IFRS, depreciation of aircraft is calculated to write off their costs or revalued amounts on a straight-line basis over their expected useful lives to their residual values. Under PRC Accounting Regulations, on or before 30 June 2001, depreciation of aircraft was calculated to write off their costs on a straight-line basis over their expected useful lives of 10 to 15 years to their residual values of 3%. With effect from 1 July 2001, depreciation of aircraft under PRC Accounting Regulations is calculated to write off their costs on a straight-line basis over their expected useful lives of 20 years to their residual values of 5% of costs and the change is applied prospectively.

(A) 國際財務報告準則與中國會計準則的重大差異(續)

(a) 根據國際財務報告準則，高價周轉件作為固定資產列賬，並計提折舊。折舊之基準乃以成本／重估值減去估計殘值，並以直線法按相關飛機之預計可使用年限攤銷並每年提取報廢準備。根據中國會計準則，高價周轉件列為流動資產，並以5年按直線法予以攤銷。

(b) 根據國際財務報告準則，飛機之折舊乃以其成本或重估值減去估計殘值後，按預計20年之預計可使用年限按直線法攤銷。根據中國會計準則，於二零零一年六月三十日前，飛機及發動機的折舊以其成本減去3%的殘值後按10至15年之預計可使用年限以直線法攤銷；從二零零一年七月一日起，根據中國會計準則，飛機及發動機的折舊乃以其成本減去5%殘值後，按20年之預計可使用年限以直線法攤銷，而此改變作了未來適用法的調整。

(A) SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND PRC ACCOUNTING REGULATIONS (Cont'd)

(A) 國際財務報告準則與中國會計準則的重大差異(續)

In addition, under IFRS, for owned aircraft and aircraft under finance leases, costs of overhaul are capitalised as a component of property, plant and equipment and are depreciated over the estimated period between overhauls, on a straight-line basis. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to the income statement.

此外,根據國際財務報告準則,自置及融資租賃飛機的大修費用會作為飛機重要組件予以資本化,並在預計大修周期以直線法計提折舊。當一項大修完成時,將以往資本化的大修費用的餘額全部沖減並記入損益表。根據中國會計準則,於二零零三年以前,自置及融資租賃飛機的大修費用按機型以特定比率預提。自二零零三年一月開始,對於自置及融資租賃飛機的大修費用則在發生時首先沖減以往已計提的大修費用準備餘額,若準備餘額已沖銷,則大修費用發生時自經營溢利中扣除。

Under PRC Accounting Regulations, prior to 2003, major overhaul costs for owned aircraft and aircraft under finance leases were provided at specific rates applicable to the related models of aircraft. Effective from January 2003, overhaul costs for owned aircraft and aircraft under finance lease were firstly offset against the provision brought forward as incurred. Overhaul costs are directly charged to the income statement after the provision is fully utilised.

根據中國會計準則,於二零零三年以前,所有飛機的大修費用按機型以特定比率預提。自二零零三年一月開始,對於經營性租賃飛機的大修費用按機型以特定比率預提。

(A) SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND PRC ACCOUNTING REGULATIONS (Cont'd)

(c) Under IFRS, employees' post-retirement benefits under defined benefit schemes are required to be recognised over the employees' service period. Under PRC Accounting Regulations, such benefits are recognised upon payment.

(d) Under IFRS, change in fair value of the derivative financial instruments is recorded in reserve when the derivative financial instruments qualify for hedging accounting and such a change in fair value of the derivative financial instruments are recognised in the income statement if the derivative financial instruments do not qualify for hedging accounting. Under PRC Accounting Regulations, the gains and losses on derivative financial instruments are recognised in the income statement upon their maturities.

(A) SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND PRC ACCOUNTING REGULATIONS (Cont'd)

(c) 根據國際財務報告準則，在定額福利計劃下，員工退休後福利需在員工服務年期內作出預提。根據中國會計準則，員工退休後福利於員工退休後付款時入賬。

(d) 根據國際財務報告準則，衍生金融工具公允值變動在適用套期會計時記入儲備。不適用於套期會計的金融衍生工具，則其公允值變動於損益表中列示。根據中國會計準則，衍生金融工具的溢利及損失於到期時列示於損益表中。

(A) SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND PRC ACCOUNTING REGULATIONS (Cont'd)

(e) Under IFRS, non-current assets held for sale (including aircraft, engines and flight equipment) are stated at lower of carrying amount or fair value. Under PRC Accounting Regulations, impairment is provided against these assets after making reference to the net realisable values. In view of items (a) and (b) above, carrying amount of aircraft, engines and rotables under IFRS and PRC Accounting Regulations are different because of different useful lives applied and valuation. As a result, valuation deficit and impairment loss accounted for under IFRS and PRC Accounting Regulations respectively are different.

(f) In 2006, the Company entered into sale and leaseback transactions for certain aircraft resulting in operating leases. The sales proceeds less selling expenses was higher than the existing carrying cost. Under IFRS, the difference has been recognised immediately in the income statement. Under PRC Accounting Regulations, such a difference is deferred and amortised over the lease period.

(A) 國際財務報告準則與中國會計準則的重大差異(續)

(e) 根據國際財務報告準則,待出售飛機、發動機及高價周轉件按公允價值計價。中國會計準則下該等資產根據可變現淨值計提減值準備。同時如上述註釋一(a)及(b)所述,由於國際財務報告準則下與中國會計準則的飛機、發動機及高價周轉件因不同準則下折舊不同及重估結果致使該等資產的帳面淨值不同。於二零零六年十二月三十一日,該等資產在國際財務報告準則的公允值與在中國會計準則下,可變現淨值相近,從而導致國際財務報告準則下評估減值金額與中國會計準則下計提的減值準備的不同。

(f) 於二零零六年度,本公司將若干架飛機出售後以經營性租賃方式租回,相關售價與出售資產的帳面價值及有關出售費用存在差額。根據國際財務報告準則,該差額於交易發生當期計入損益。根據中國會計準則,該差額於租賃期內攤銷。

(A) SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND PRC ACCOUNTING REGULATIONS (Cont'd)

(g) Under IFRS, the excess of the cost of the acquisition of an additional equity interests in China Eastern Airlines Wuhan Co., Ltd ("CEA Wuhan") over the fair value of the Group's share of the acquired net identifiable assets is recognised as goodwill. Goodwill is not amortised but tested annually for impairment. Under PRC Accounting Regulations, the excess of the cost of the acquisition over the carrying amount of the acquired net identifiable assets of CEA Wuhan is recognised as a long-term equity investment difference and amortised over 10 years.

In addition, the fair value of the acquired net identifiable assets under IFRS is different from the carrying amount under PRC Accounting Regulations. As a result, goodwill recognised under IFRS and the long-term equity investment difference recognised under PRC Accounting Regulations is different.

(h) Under IFRS, the goodwill on acquisition of additional CEA Wuhan's interests represent the difference between the purchase consideration and the fair value of net asset acquired. Under PRC GAAP, the goodwill on the acquisition is the difference between the purchase consideration and the carrying amount of the net asset acquired. As the fair value and carrying amount of the net asset acquired under IFRS and PRC GAAP respectively are different, hence the goodwill on the acquisition under IFRS and PRC GAAP are different.

(A) 國際財務報告準則與中國會計準則的重大差異(續)

(g) 根據國際財務報告準則，本公司收購本公司一聯營公司中國東方航空武漢有限公司(「武漢航空」)時，收購款與所佔武漢航空淨資產公允價值之間的部分確認為商譽，並於每年末進行減值測試，但不作攤銷。根據中國會計準則，收購款超出所佔武漢航空帳面淨資產之間的部分確認為長期股權投資，股權投資差額並按10年攤銷。

此外，由於在收購時武漢航空在國際財務報告準則下所採用的公允價值與中國會計準則下的淨資產帳面淨值之間存在差異，故收購所產生的商譽和股權投資差額存有差異。

(h) 在國際財務報告準則下，進一步收購東航武漢股權產生的商譽為收購作價及相關收購淨資產公允值之間的差額。在中國會計準則下，商譽為收購作價及相關收購淨資產賬面價值之間的差額。由於國際財務報告準則下公允價值和中國會計準則下賬面價值有所不同，所以在國際財務報告準則和中國會計準則下收購所產生的商譽也不相同。

(A) SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND PRC ACCOUNTING REGULATIONS (Cont'd)

(i) The basis of recognising the value of the consideration payable for acquisitions and the underlying assets and liabilities is different under IFRS and PRC Accounting Regulations. Accordingly the amount of goodwill and negative goodwill is different. Moreover, under PRC Accounting Regulations, goodwill and negative goodwill are not presented as separate items but are allocated among the carrying value of assets and liabilities acquired. Accordingly part of the adjustments under goodwill and negative goodwill in the Net Asset analysis are offset by difference of the same amounts in other categories of assets or liabilities presented in the analysis.

(j) Under IFRS, land use rights are recorded as prepaid operating leases at historical cost which was nil at the time of listing. Under PRC Accounting Regulations, land use rights injected by the parent company as capital contribution are stated at valuation less accumulated amortisation.

(k) In addition to the above, the application of IFRS differs in certain other respects from PRC Accounting Regulations.

(l) This represents the corresponding impact a minority interest related to the items above.

(m) This represents the corresponding deferred tax effects related to the items above.

(A) 國際財務報告準則與中國會計準則的重大差異(續)

(i) 在國際財務報告準則及中國會計準則下，對於確認收購作價及相關資產及負債的基準有所不同，因此商譽及負商譽的價值亦有所不同。此外，根據中國會計準則，商譽及負商譽會分配在購入資產及負債的帳面價值上，而不會分開列示。因此，在綜合資產淨值分析中，部分商譽及負商譽的調整會與其他列示在分析中其他資產及負債的調整抵銷。

(j) 根據國際財務報告準則，土地使用權作為經營性租賃預付款以歷史成本列示。本公司重組上市時的土地使用權的歷史成本為零，故於國際財務報告準則下該等土地使用權帳面值為零。根據中國會計準則，本公司重組上市時母公司以折價入股投入本公司的土地使用權，以評估值減累計攤銷列賬。

(k) 除以上所述外，由於國際財務報告準則及中國會計準則不同要求而導致的其他差異。

(l) 此乃以上項目對少數股東權益／損益之影響。

(m) 此乃以上項目及税務虧損相關的遞延税項影響。

Corporate Information
公司資料

DIRECTORS

Li Fenghua *(Chairman of the Board of Directors)*
Cao Jianxiong *(Director, President)*
Luo Chaogeng *(Director)*
Wan Mingwu *(Director)*
Zhong Xiong *(Director)*
Luo Zhuping *(Director, Company Secretary)*
Hu Honggao *(Independent Non-executive Director)*
Peter Lok *(Independent Non-executive Director)*
Wu Baiwang *(Independent Non-executive Director)*
Zhou Ruijin *(Independent Non-executive Director)*
Xie Rong *(Independent Non-executive Director)*

董事

李豐華 *(董事長)*
曹建雄 *(董事、總經理)*
羅朝庚 *(董事)*
萬明武 *(董事)*
鍾雄 *(董事)*
羅祝平 *(董事、公司秘書)*
胡鴻高 *(獨立非執行董事)*
樂鞏南 *(獨立非執行董事)*
吳百旺 *(獨立非執行董事)*
周瑞金 *(獨立非執行董事)*
謝榮 *(獨立非執行董事)*

SUPERVISORS

Li Wenxin *(Chairman of the Supervisory Committee)*
Ba Shengji *(Supervisor)*
Yang Xingen *(Supervisor)*
Yang Jie *(Supervisor)*
Liu Jiashun *(Supervisor)*

監事

李文新 *(監事會主席)*
巴勝基 *(監事)*
楊新根 *(監事)*
楊　潔 *(監事)*
劉家順 *(監事)*

SENIOR MANAGEMENT

Zhang Jianzhong *(Vice President)*
Li Yangmin *(Vice President)*
Fan Ru *(Vice President)*
Luo Weide *(Chief Financial Officer)*

高級管理人員

張建中 *(副總經理)*
李養民 *(副總經理)*
樊儒 *(副總經理)*
羅偉德 *(財務總監)*

COMPANY SECRETARY

Luo Zhuping

公司秘書

羅祝平

AUTHORIZED REPRESENTATIVES

Li Fenghua
Luo Zhuping

授權代表

李豐華
羅祝平

COMPANY's WEBSITE

http://www.ce-air.com

公司網址

http://www.ce-air.com

COMPANY's E-MAIL ADDRESS

ir@ce-air.com

公司電子信箱

ir@ce-air.com

242

AUDITORS

International Auditors: PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building
Central, Hong Kong

Domestic Auditors: PricewaterhouseCoopers
Zhong Tian CPAs Limited
11/F PricewaterhouseCoopers Center
202 Hu Bin Road
Shanghai 200021
PRC

核數師

國際核數師： 羅兵咸永道會計師
事務所
香港中環
太子大廈22 樓

中國境內核數師： 普華永道中天
會計師事務所
有限公司
中國上海
湖濱路202號
普華永道中心11樓
郵政編碼20021

LEGAL ADVISERS

Hong Kong: Baker & McKenzie
USA: Baker & Mckenzie
China: Beijing Commerce & Finance Law Office

法律顧問

香港： 貝克・麥堅時律師事務所
美國： 貝克・麥堅時律師事務所
中國： 北京通商律師行

PRINCIPAL BANKS

Industrial and Commercial Bank of China, Shanghai Branch
China Construction Bank, Shanghai Branch
The Bank of China, Shanghai Branch

主要往來銀行

中國工商銀行上海市分行
中國建設銀行上海市分行
中國銀行上海分行

SHARE REGISTRAR

Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong

The Bank of New York
101 Barclay Street
New York, NY 10286, U.S.A.

China Securities Depository and Clearing
Corporation Limited, Shanghai Branch
727 Pu Jian Road, Shanghai

股份過戶登記處

香港證券登記有限公司
香港皇后大道東一八三號
合和中心十七樓1712-1716 號舖

The Bank of New York
101 Barclay Street
New York, NY 10286 USA

中國證券登記結算有限責任公司
上海分公司
上海浦建路727 號

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

5th Floor, McDonald's Building, 48 Yee Wo Street,
Hong Kong

主要香港營業地點

香港怡和街
48 號麥當勞大廈五樓

CUSTODIAN FOR UNLISTED SHARES

China Securities Depository and
Clearing Corporation Limited, Shanghai Branch

未流通股票的托管機構

中國證券登記結算有限責任公司
上海分公司

CHANGE OF BUSINESS LICENSE REGISTRATION

There is no change in the Company's business registration during the period covered by this report

Registered capital of the Company is RMB4.86695 billion as of the date of this report

Business License Registration Number of the Corporation Legal Person: Qi Gu Hu Zong Zi No. 032138 (Municipal Administration)

Tax Registration Number: 310042741602981

營業執照註冊變更情況

報告期內未發生營業執照註冊變更情況

報告期內公司註冊資本為人民幣48.6695億元

企業法人營業執照註冊號：企股滬總字第032138號(市局)

稅務登記號：310042741602981

Shareholders can obtain a copy of the Company's annual report for the year 2006 through the Internet addresses shown below:
股東可以根據需要從以下網站下載公司二零零六年度報告電子版：
http://www.ce-air.com **http://www.firstcall.com** **http://www.irasia.com/listco/hk/chinaeast**

244



中國東方航空股份有限公司
China Eastern Airlines Corporation Limited

www.ce-air.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date May 3, 2007

By ______________________
Name: Luo Zhuping
Title: Company Secretary

END